As filed with the United States Securities and Exchange Commission on February 12, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM SF-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
____________________

VERIZON MASTER TRUST
(Issuing Entity)

Delaware	86-6471965	333-	0001844964
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)	(Commission File Number)	(Central Index Key Number)

VERIZON ABS II LLC
(Depositor of the issuing entity described herein)

(Exact name of registrant as specified in its charter)

Delaware	23-2259884	333-	0001836995
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)	(Commission File Number)	(Central Index Key Number)

Cellco Partnership
(Exact name of sponsor as specified in its charter)

0001175215
(Central Index Key Number of sponsor)

Verizon ABS II LLC
One Verizon Way
Basking Ridge, New Jersey 07920
(212) 395-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Karrie E. Schweikert, Esq.
c/o Cellco Partnership
One Verizon Way
Basking Ridge, New Jersey 07920
(908) 559-5672
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copy to: Reed D. Auerbach, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000

From time to time after this registration statement becomes effective.
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered pursuant to Rule 415 under the Securities Act of 1933, as amended, please check the following box:  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee(1)
Asset-Backed Notes	(2)	(2)	(2)	(2)

(1)	Calculated in accordance with Rule 457(s) under the Securities Act of 1933.

(2)
An unspecified amount of securities of each identified class is being registered as may from time to time be offered at unspecified prices. The registrant is deferring payment of all of the registration fees for such securities in accordance with Rules 456(c) and 457(s) under the Securities Act of 1933.

The registrant hereby amends this registration statement (this “Registration Statement”) on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”), or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission (the “Commission”), acting pursuant to said Section 8(a), may determine.

INTRODUCTORY NOTE

THIS REGISTRATION STATEMENT INCLUDES A FORM OF PROSPECTUS RELATING TO THE OFFERING OF ASSET-BACKED NOTES BY VERIZON MASTER TRUST.  THE FORM OF PROSPECTUS RELATES ONLY TO THE SECURITIES DESCRIBED THEREIN AND IS A FORM WHICH MAY BE USED BY VERIZON ABS II LLC AND VERIZON MASTER TRUST TO OFFER ASSET-BACKED NOTES UNDER THIS REGISTRATION STATEMENT.

In addition, if and to the extent required by applicable law, the prospectus will also be used after the completion of the related offering in connection with certain offers and sales related to market-making transactions in the offered securities.  In order to register under Rule 415 those securities which may be offered and sold in market-making transactions, the appropriate box on the cover page of the Registration Statement has been checked and the undertakings required by Item 512(a) of Regulation S-K have been included in Item 15 of Part II.

This prospectus is not complete and may be amended.  This prospectus is not an offer to sell these securities and we are not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [___], 20[_]
Prospectus

$[____]

Series [_]-[_] Asset Backed Notes
Verizon Master Trust
Issuing Entity or Trust
(CIK Number: [___])

Verizon ABS II LLC Depositor (CIK Number: 0001836995)	Cellco Partnership d/b/a Verizon Wireless Sponsor and Servicer (CIK Number: 0001175215)
Before you purchase any notes, be sure you understand the structure and the risks.  You should review carefully the risk factors beginning on page [_] of this prospectus.
The notes will be paid from a portion of the issuing entity’s assets designated to “group [_]” consisting primarily of an interest in a revolving pool of device payment plan agreements originated by Cellco Partnership d/b/a Verizon Wireless and certain other affiliates of Verizon Communications Inc. The issuing entity [has issued or entered into, and] expects to issue or enter into in the future[,] other series of notes and loans. The notes and loans of any series that are backed by the assets designated to a group are only entitled to the portion of collections on and proceeds of the assets designated to such group that are allocated to it under the transaction documents. The assets of the issuing entity may also include device payment plan agreements that are designated to groups other than group [_] but the notes will not be backed by, or entitled to receive collections on or proceeds of, any assets other than the assets designated to group [_]. The notes will be obligations of the issuing entity only and will not be obligations of or interests in the sponsor, the originators, [the additional transferor,] the servicer, the depositor, the parent support provider, the marketing agent or any of their respective affiliates.  The issuing entity has also issued certificates representing the equity interest in the issuing entity.  The certificates will be retained by the depositor and by Verizon DPPA True-up Trust.  The issuing entity will issue the notes in the table below as part of Series [_]-[_] and only these notes are offered by this prospectus.
Notes(1)	Initial Note Balance*	Interest Rate*	Accrual Method*	Anticipated Redemption Date	Final Maturity Date
Class A-1[a] notes**	} $[___](2) (aggregate)	[[_]%][(3)]	[30/360]	[_]	[_]
[Class A-1b notes]**		[one-month LIBOR [+][-] [_]%[(3)](4)(5)]	[Actual/360]	[_]	[_]
Class A-2 notes	$[___]	[[_]%][(3)]	[30/360]	[_]	[_]
Class A-3 notes	$[___]	[[_]%][(3)]	[30/360]	[_]	[_]
Class B notes	$[___]	[[_]%][(3)]	[30/360]	[_]	[_]
Class C notes	$[___]	[[_]%][(3)]	[30/360]	[_]	[_]
Class D notes	$[___]	[[_]%][(3)]	[30/360]	[_]	[_]
Class E notes	$[___]	[[_]%][(3)]	[30/360]	[_]	[_]
Total	$[___]

	Initial Public Offering Price	Underwriting Discounts and Commissions	Net Proceeds(6)
Class A-1[a] notes	$[___]	[_]%	[___]
[Class A-1b notes]	$[___]	[_]%	[___]
Class A-2 notes	$[___]	[_]%	[___]
Class A-3 notes	$[___]	[_]%	[___]
Class B notes	$[___]	[_]%	[___]
Class C notes	$[___]	[_]%	[___]
Class D notes	$[___]	[_]%	[___]
Class E notes	$[___]	[_]%	[___]
Total	$[___]
__________________
(1) [The depositor][Verizon DPPA True-up Trust, as nominee of the originators [and equityholder of the additional transferor],] will retain the Class [_] notes.] [In addition to the notes described above, Series [_]-[_] will also include the Class R interests, which will not have a principal balance, will not accrue interest and will only be entitled to certain excess cash flow.]  The issuing entity may offer and sell notes of each class having an initial note balance that is greater than the amounts shown in this prospectus, with any increase resulting in a proportionate increase in the initial note balance of each of the Class A-1[a] notes, [Class A-1b notes,] Class A-2 notes, Class A-3 notes, Class B notes, Class C notes, Class D notes and Class E notes, but the aggregate initial note balance will not be greater than $[____].  If the initial note balance is increased, the credit and payment enhancement will be adjusted proportionately.]

[(2) The initial note balance of each of the Class A-1a notes and Class A-1b notes will be determined on the day of pricing of the notes offered hereunder.  The depositor expects that the initial note balance of the Class A-1b notes will not exceed $[_].]

[(3) If the notes have not been redeemed as of the payment date in [___], 20[_], beginning on such payment date, in addition to interest at the stated interest rate, each class of notes will accrue additional interest at the additional interest rate applicable to that class of notes, which additional interest amounts will be distributed to noteholders as set forth under “Description of the Notes—Priority of Payments.”]

[(4) The Class A-1b notes will accrue interest at a floating rate based on a benchmark, which initially will be one-month LIBOR. However, the benchmark may change in certain situations. For more information on how one-month LIBOR is determined and the circumstances under which the benchmark may change, you should read “Description of the Notes—Payments of Interest—Floating Rate Benchmark; Benchmark Transition Event.”]

[(5) If the sum of one-month LIBOR and the applicable spread set forth above is less than 0.00% for any interest accrual period, then the interest rate for the Class A-1b notes for that interest accrual period will be deemed to be 0.00%.  See “Description of the Notes—Payments of Interest.”][Note: For illustrative purposes, the prospectus contemplates that the Class A-1b notes will accrue interest at a floating rate based on one-month LIBOR.  In a particular transaction, none or different classes of notes may accrue interest at a floating rate and that floating rate of interest may be based on an index different than one-month LIBOR.]

(6)  Before deducting expenses estimated to be $[___].

* [Note: The number of classes, interest rate and accrual method are for illustrative purposes only.  In a particular transaction there may be more or fewer classes (i) offered, (ii) bearing fixed interest rates or floating interest rates, (iii) with accrual periods of 30/360 for fixed interest rates and actual/360 for floating interest rates and (iv) that are paid pro rata or sequentially.  The prospectus at the time of an offering will include specific disclosure about the classes of notes being offered, including any relevant risk factor disclosure about the different classes of notes.]

** [Note: For illustrative purposes, the prospectus contemplates that the Class A-1a notes and Class A-1b notes will be paid principal on a pro rata basis and the initial note balance of each such class will be determined at the time of pricing.  In a particular transaction none or different classes of notes may be paid principal on a pro rata basis.]

•
The issuing entity will pay interest on the notes on the [_] day of each month (or if not a business day, the next business day).  The first payment date will be [___], 20[_].  It is not expected that any payments of principal will be made on the notes prior to the payment date in [___] 20[_].

•
The notes may be subject to optional redemption on any date on or after the payment date in [___] 20[_].  [If the issuing entity effects an optional redemption on any date prior to [[___] 20[_]][the payment date occurring [three (3) months] prior to the anticipated redemption date], the issuing entity will be required to pay a make-whole payment in connection with such redemption.]

•
The notes are expected, but not required, to be redeemed on the payment date in [___] 20[_].  If the notes have not been redeemed as of the payment date in [___], 20[_], an amortization event will occur on such payment date [and, beginning on such payment date, in addition to interest at the stated interest rate, each class of notes will accrue additional interest at the additional interest rate applicable to that class of notes, which accrued additional interest amounts will be distributed to noteholders as set forth under “Description of the Notes—Priority of Payments”]. See “Description of the Notes—Optional Redemption.”

•
The credit and payment enhancement for the notes will consist of a reserve account, [a letter of credit,] subordination of the Class B notes, Class C notes, Class D notes and Class E notes, overcollateralization, [an interest rate [cap][swap] agreement,] [subordination of a portion of the transferor’s allocation,] and excess spread.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The issuing entity is not registered or required to be registered as an “investment company” under the Investment Company Act of 1940, as amended, and in making this determination, the issuing entity will be relying on the exemption from the definition of “investment company” set forth in Section 3(c)(5) of the Investment Company Act of 1940, as amended, although there may be additional exemptions or exclusions available to the issuing entity.  The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The notes will be delivered in book-entry form through the facilities of The Depository Trust Company to purchasers on or about [____], 20[_], which is the “closing date.”

JOINT BOOKRUNNERS
[____] [(sole structurer)]	[____]	[____]

Co-Managers
[____]	[____]	[____]

[Note: To be included in Rule 424(h) filing of each pay-as-you-go takedown]
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Series [_]-[_] Asset-Backed Notes	$[____]	100%	$[____]	$[___]
(1)  Estimated solely for the purpose of calculating the registration fee.
(2)  Pursuant to Rule 456(c) and Rule 457(s) of the General Rules and Regulations under the Securities Act of 1933, as amended, the registration fee for the asset-backed notes offered hereby is paid herewith.
________________

The date of this prospectus is [____], 20[_]

TABLE OF CONTENTS

Important Notice About Information in this Prospectus	5
Reading this Prospectus	5
Forward-Looking Statements	6
Copies of the Documents	6
Note Legend	6
[Notice to Residents of the United Kingdom	7
[Notice to Residents of the European Economic Area	8
Trust and Transaction Structure Diagram	9
Transaction Credit and Payment Enhancement Diagram*	11
Transaction Parties and Documents Diagram	13
Transaction Payments Diagram*	14
Summary	16
Glossary	42
Risk Factors	42
Descriptions of the Transaction Documents	85
The Trust	85
Addition of Receivables	87
Release of Receivables	88
Issuance of Additional Group [_] Series	89
Depositor	90
Owner Trustee	90
Master Collateral Agent	92
Indenture Trustee	94
Asset Representations Reviewer	96
[[Cap][Swap] Counterparty]	98
[Letter of Credit Provider]	98
Sponsor, Servicer, Custodian, Marketing Agent and Administrator	98
General	98
Sponsor	98
Servicer, Custodian, Marketing Agent and Administrator	100
Parent Support Provider	101

The Originators	102
[Additional Transferor]	103
Origination and Description of Device Payment Plan Agreement Receivables	104
Wireless Equipment and Distribution	104
Wireless Device Payment Plan Agreements	104
Insurance on Wireless Devices	105
Underwriting Criteria	106
Material Changes to Origination and Underwriting Policies and Procedures	108
Upgrade Offers	108
Account Credits	108
Transfer of Service	109
Bankruptcy Surrendered Devices	109
Origination Characteristics	109
Servicing the Receivables and the Securitization Transaction	110
General	110
Servicing Duties	110
Collections and Other Servicing Procedures	111
Material Changes to Collections and Other Servicing Procedures	113
Delinquency and Write-Off Experience	113
[Delinquency and Write-Off Experience for the Receivables	114
Servicing Fees	115
Servicer Modifications and Obligation to Acquire Receivables	115
Bank Accounts	116
Deposit of Collections	117
Custodial Obligations of Cellco	117
Servicing Obligations of Cellco	118
Limitations on Liability	118

Amendments to Transfer and Servicing Agreement	119
Resignation and Termination of Servicer	119
Notice Obligations of Cellco	121
Receivables	121
Receivables, Group [_] Assets and Series [_]-[_] Assets	121
Description of the Receivables	122
Criteria for Selecting the Receivables	123
Composition of the Receivables	124
Additional Receivables	129
Series [_]-[_] Concentration Limits	129
Representations About the Receivables	131
Asset Representations Review	131
Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments	135
Dispute Resolution	138
Review of Receivables	140
Static Pool Information	141
Description of the Notes	141
Pool Balance and Required Pool Balance	141
Allocation of Group [_] Available Funds	142
Series [_]-[_] Available Funds	142
Payments of Interest	143
Payments of Principal	145
Revolving Period	146
Amortization Period	146
Earliest Redemption Date; Optional Redemption of the Notes	147
Anticipated Redemption Date	148
[Make-Whole Payments	148
Priority of Payments	148
Post-Acceleration Priority of Payments	151

[Sharing Series	153
Events of Default	153
Notes Owned by Transaction Parties	156
List of Noteholders	156
Noteholder Communications	157
Satisfaction and Discharge of Indenture	157
Amendments to Master Collateral Agreement	158
Amendments to Indenture	159
Equity Interest	161
Book-Entry Registration	161
Definitive Securities	163
Computing the Outstanding Note Balance of the Notes	163
Credit and Payment Enhancement	163
Reserve Account	164
[Letter of Credit]	165
Subordination	165
Overcollateralization	166
[Subordination of the Transferor’s Interest]	166
[Excess Spread]	166
[The [Cap][Swap] Agreement]	166
Modifications and Amendment of the [Cap][Swap] Agreement	168
[Defaults Under the [Cap][Swap] Agreement	168
Termination Date	168
Early Termination of the [Cap][Swap] Agreement	169
Credit Risk Retention	169
[EU Securitization Regulation and the UK Securitization Regulation]	174
Some Important Legal Considerations	175
Matters Relating to Bankruptcy	175
Security Interests in Receivables	181
Realization on the Receivables	181
Use of Proceeds	183
Transaction Fees and Expenses	183

Fees and Expenses for the Notes	183
Monthly Investor Reports	184
Annual Compliance Reports	186
U.S. Federal Income Tax Consequences	187
Tax Characterization of the Trust	188
Tax Consequences to Owners of the Notes	188
Material State Tax Consequences	193
Certain Considerations for ERISA and Other Benefit Plans	193
General Investment Considerations for Fiduciaries Investing Plan Assets	193
Prohibited Transactions	194
Benefit Plans Not Subject to ERISA or the Code	195
Additional Considerations	195
Affiliations and Relationships and Related Transactions	195
Where You Can Find More Information About Your Notes	196
The Trust	196
The Depositor	196
Static Pool Data	197
Legal Proceedings	197
Underwriting	197
Legal Opinions	201
Available Information	201
Schedule I: Glossary of Defined Terms	S‑I-1
[Schedule II: [Cap][Swap] Notional Amount Schedule	S‑I-1]
Annex A: Static Pool Data: Vintage Pools	A‑1
Annex B: Static Pool Data: Receivables	B‑1
Annex C: Static Pool Data: Prior Securitized Pools	C‑1
Annex D: Other Group [_] Series of Credit Extensions Outstanding	D‑1

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

This prospectus has been prepared by Verizon ABS II LLC, as depositor, and Cellco Partnership d/b/a Verizon Wireless, as sponsor. The U.S. Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” information filed with it by the issuing entity or by the depositor on behalf of the issuing entity, which means that we can disclose important information to you by referring you to those documents.  Verizon ABS II LLC has met the registrant requirements of General Instruction I.A.1 of Form SF-3.  The information incorporated by reference is considered to be part of this prospectus.  Information that we file later with the SEC will automatically update the information in this prospectus.  In all cases, you should rely on the later information over different information included in this prospectus.  We will incorporate by reference the issuing entity’s latest annual report on Form 10-K that contains financial statements for the issuing entity’s latest fiscal year for which a Form 10-K was required to be filed.  We note however that the issuing entity [has not included][does not expect to include] financial statements in its reports on Form 10-K and does not expect to do so in the future.  We also incorporate by reference any current reports on Form 8-K or any distribution reports on Form 10-D filed with the SEC by or on behalf of the issuing entity pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), before the termination of the offering of the notes.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus.  We and the underwriters have not authorized anyone to provide you with any other information.  If you receive any other information, you should not rely on it.

We and the underwriters are offering to sell the notes only in places where offers and sales are permitted.

You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of such information.

READING THIS PROSPECTUS

This prospectus begins with the following brief introductory sections:

•	Trust and Transaction Structure Diagram – illustrates the structure of the trust, this securitization transaction and the credit and payment enhancement available for the notes,

•
Transaction Credit and Payment Enhancement Diagram – illustrates the credit and payment enhancement available for the notes on the closing date and how credit and payment enhancement is used to absorb losses on the receivables,

•	Transaction Parties and Documents Diagram – illustrates the role of each transaction party and the obligations that are governed by each transaction document relating to the notes,

•	Transaction Payments Diagram – illustrates how series [_]-[_] available funds will be paid on each payment date,

•
Summary – describes the transaction parties, the main terms of the issuance of and payments on the notes, the assets of the issuing entity, the cash flows in this securitization transaction and the credit and payment enhancement available for the notes, and

•	Risk Factors – describes the most significant risks of investing in the notes.

The other sections of this prospectus contain more detailed descriptions of the parties to this securitization transaction, the assets of the issuing entity and the servicing of the assets, the notes and the structure of this securitization transaction.  Cross-references refer you to more detailed descriptions of a particular topic or related information elsewhere in this prospectus.  The Table of Contents contains references to key topics.  The information set forth in Schedule I, [Schedule II,] Annex A, Annex B, Annex C and Annex D is deemed to be a part of this prospectus.

Capitalized terms used in this prospectus, if not defined when first used, will have the meanings ascribed thereto in “Schedule I—Glossary of Defined Terms.”

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains both historical and forward-looking statements. These forward-looking statements are not historical facts, but only predictions and generally can be identified by use of statements that include phrases such as “will,” “may,” “should,” “continue,” “anticipate,” “believe,” “expect,” “plan,” “appear,” “project,” “estimate,” “intend,” or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Factors that could materially affect these forward-looking statements can be found in this prospectus and our periodic reports filed with the SEC.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus, and we undertake no obligation to update publicly these forward-looking statements to reflect new information, future events or otherwise, except as and to the extent required by the federal securities laws. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

COPIES OF THE DOCUMENTS

If you have received a copy of this prospectus, you may request a copy of any information that we have incorporated by reference in this prospectus, excluding any exhibit to that information unless the exhibit is specifically incorporated by reference in that information, at no cost by contacting Verizon ABS II LLC at the following address or telephone number:

Verizon ABS II LLC
One Verizon Way
Basking Ridge, New Jersey 07920
Telephone number: 212-395-1525
Attention: Investor Relations

You may also read these materials through the SEC’s EDGAR system at http://www.sec.gov.

NOTE LEGEND

Each note will bear the following legend:

“EACH HOLDER OF THIS NOTE (OR AN INTEREST OR PARTICIPATION IN THIS NOTE) THAT IS SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”), OR A FEDERAL, STATE, LOCAL OR NON-U.S. LAW OR REGULATION THAT IS SUBSTANTIALLY SIMILAR TO TITLE I OF ERISA OR SECTION 4975 OF THE CODE (A “SIMILAR LAW”), AND ANY FIDUCIARY ACTING ON BEHALF OF THE HOLDER, BY ACCEPTING THIS NOTE (OR

AN INTEREST OR PARTICIPATION IN THIS NOTE), IS DEEMED TO REPRESENT THAT ITS PURCHASE, HOLDING AND DISPOSITION OF THIS NOTE (OR AN INTEREST OR PARTICIPATION IN THIS NOTE) DOES NOT AND WILL NOT RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER TITLE I OF ERISA OR SECTION 4975 OF THE CODE DUE TO THE APPLICABILITY OF A STATUTORY OR ADMINISTRATIVE EXEMPTION FROM THE PROHIBITED TRANSACTION RULES (OR, IF THE HOLDER IS SUBJECT TO ANY SIMILAR LAW, ITS PURCHASE, HOLDING AND DISPOSITION DOES NOT AND WILL NOT RESULT IN A NON-EXEMPT VIOLATION OF THE SIMILAR LAW).”

[NOTICE TO RESIDENTS OF THE UNITED KINGDOM

THIS PROSPECTUS MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UNITED KINGDOM TO PERSONS HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFYING AS INVESTMENT PROFESSIONALS UNDER ARTICLE 19(5) (INVESTMENT PROFESSIONALS) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “ORDER”), OR TO PERSONS FALLING WITHIN ARTICLE 49(2) (A)-(D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, PARTNERSHIPS OR TRUSTEES) OF THE ORDER OR TO ANY OTHER PERSON TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED WITHOUT THE NEED FOR SUCH PROSPECTUS TO BE APPROVED, MADE OR DIRECTED BY AN “AUTHORISED PERSON” (AS DEFINED BY SECTION 31(2) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED (THE “FSMA”)) UNDER SECTION 21 OF THE FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”). NEITHER THIS PROSPECTUS NOR THE NOTES ARE OR WILL BE AVAILABLE TO PERSONS IN THE UNITED KINGDOM WHO ARE NOT RELEVANT PERSONS AND THIS PROSPECTUS MUST NOT BE ACTED ON OR RELIED ON IN THE UNITED KINGDOM BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE NOTES, IS AVAILABLE IN THE UNITED KINGDOM ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN THE UNITED KINGDOM ONLY WITH RELEVANT PERSONS.  THE COMMUNICATION OF THIS PROSPECTUS TO ANY PERSON IN THE UNITED KINGDOM WHO IS NOT A RELEVANT PERSON IS UNAUTHORIZED AND MAY CONTRAVENE THE FSMA.

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UNITED KINGDOM. FOR THESE PURPOSES, AN “UK RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2 OF REGULATION (EU) NO 2017/565 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UNITED KINGDOM BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (AS AMENDED FROM TIME TO TIME, THE “EUWA”); OR (II) A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FSMA AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA TO IMPLEMENT DIRECTIVE (EU) 2016/97, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UNITED KINGDOM BY VIRTUE OF THE EUWA; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2 OF REGULATION (EU) 2017/1129 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UNITED KINGDOM BY VIRTUE OF THE EUWA (THE “UK PROSPECTUS REGULATION”). CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 AS IT FORMS PART OF THE DOMESTIC LAW OF THE UNITED KINGDOM BY VIRTUE OF THE EUWA (THE “UK PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO UK RETAIL INVESTORS IN THE UNITED KINGDOM HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UNITED KINGDOM MAY BE UNLAWFUL UNDER THE UK PRIIPS REGULATION.

[THE CLASS [_] NOTES HAVE NOT BEEN AND WILL NOT BE OFFERED IN THE UNITED KINGDOM OR TO UNITED KINGDOM PERSONS AND NO PROCEEDS OF THE CLASS [_] NOTES WILL BE RECEIVED IN THE UNITED KINGDOM.]]

[NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY EU RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA. FOR THESE PURPOSES, AN “EU RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU, AS AMENDED (“MIFID II”); OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97, AS AMENDED, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN REGULATION (EU) 2017/1129 (AS AMENDED, THE “PROSPECTUS REGULATION”). CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE “PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO EU RETAIL INVESTORS IN THE EUROPEAN ECONOMIC AREA HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY EU RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.]

TRUST AND TRANSACTION STRUCTURE DIAGRAM

The following diagram provides a simplified overview of the structure of the Trust, this securitization transaction and the credit and payment enhancement available for the Notes.  You should read this prospectus in its entirety for a more detailed description of this securitization transaction.

(1)
The Certificates are held by the Depositor and Verizon DPPA True-up Trust, as nominee of the Originators [and equityholder of the Additional Transferor, which is another Delaware statutory trust similar to the Trust, which is beneficially owned by the Originators].  The Certificates represent the ownership interest in the Trust and will be entitled to (i) distributions of the Transferor’s Allocation on each Payment Date, [(ii) any Series [_]-[_] Available Funds not needed on any Payment Date to make payments on the Notes, or to make any other required payments or deposits according to the priority of payments described under “Description of the Notes—Priority of Payments,”] (iii) any collections on or proceeds of any Trust DPPAs allocated to any other Series not needed to make payments on the related Credit Extensions, or to make any other required payments or deposits according to the priority of payments for such Series and (iv) investment earnings on amounts held in the Collection Account or any Series Bank Accounts.  [A portion of the Transferor’s Allocation on each Payment Date equal to the Series [_]-[_] Allocation Percentage of the Available Subordinated Amount is subordinated to the Notes.]  [Series [_]-[_] also includes the Class R Interest, which represents an “eligible horizontal residual interest” pursuant to the U.S. Risk Retention Rules representing the right to any Series [_]-[_] Available Funds not needed on any Payment Date to make payments on the Notes, or to make any other required payments or deposits according to the priority of payments described under “Description of the Notes—Priority of Payments.”  For more details about the Class R Interest, see “Credit Risk Retention.”]

(2)
The Trust [has issued or entered into, and] expects to issue or enter into in the future[,] other Series of notes and loans.  The notes and loans of any Series that are backed by the assets designated to a Group are only entitled to the portion of collections on and proceeds of the assets designated to such Group that are allocated to it under the transaction documents.

[(3)	The Class [_] Notes will be initially retained by [the Depositor][Verizon DPPA True-up Trust, as nominee of the Originators [and equityholder of the Additional Transferor]].
[(4)
The initial Note Balance of each of the Class A-1a Notes and Class A-1b Notes will be determined on the day of pricing of the Notes.  The Depositor expects that the initial Note Balance of the Class A-1b Notes will not exceed $[___].]

(5)
On the Closing Date, the Reserve Account will be [fully] funded [with an amount equal to][by a Letter of Credit provided by [_]] in an amount equal to $[_], which is the Required Reserve Amount as of the Closing Date].  For more details about the Reserve Account, you should read “Credit and Payment Enhancement—Reserve Account.”

(6)
All Notes other than the Class E Notes benefit from subordination of more junior classes to more senior classes.  The order of subordination varies depending on whether interest or principal is being paid and whether an Event of Default that results in acceleration has occurred.  For more details about subordination, you should read “Description of the Notes—Priority of Payments,” “—Post-Acceleration Priority of Payments” and “Credit and Payment Enhancement—Subordination.”

(7)
Overcollateralization is the amount by which, on any date of determination, (x) the Series Invested Amount for Series [_]-[_] exceeds (y) the aggregate Note Balance of the Notes.  The Series [_]-[_] Required Overcollateralization Percentage is [_]% and the Series [_]-[_] Required Overcollateralization Amount is initially equal to $[_].  For more details about overcollateralization, you should read “Credit and Payment Enhancement—Overcollateralization.”

[(8)
The Class A-1b Notes bear interest at a floating rate based on a Benchmark, which initially will be One-Month LIBOR, as described under “Description of the Notes—Payments of Interest—Floating Rate Benchmark; Benchmark Transition Event.”  [Although [the][certain] Receivables are non-interest bearing, the [non-interest bearing] Receivables are discounted at a fixed rate, thereby creating basis risk between the Receivables and the floating rate Class A-1b Notes.]  [To mitigate this basis risk and the impact of fluctuations in One-Month LIBOR, the Trust will enter into a [Cap][Swap] Agreement on the terms described under “The [Cap][Swap] Agreement.”]]

(9)
[Excess spread for Series [_]-[_] on any Payment Date will be equal to the excess of (i) the product of (a) the Series [_]-[_] Discount Rate and (b) the Series [_]-[_] Available Funds for such Payment Date over (ii) the sum of (a) the aggregate amount of interest payments required to be made on the Notes on such Payment Date and (b) the aggregate amount of senior fees and expenses of the Trust that are allocated to Series [_]-[_] on such Payment Date.]

*	[Note: The number of classes of notes and payment priorities are for illustrative purposes only. In a particular transaction the number of classes and payment priorities may differ.]
**
[Note: The types of credit and payment enhancement listed are for illustrative purposes only.  In a particular transaction the types of credit and payment enhancement may include all or some of the types listed.]

TRANSACTION CREDIT AND PAYMENT ENHANCEMENT DIAGRAM*

This diagram is a simplified overview of the credit and payment enhancement available for the Notes on the Closing Date and how credit and payment enhancement is used to absorb losses on the Receivables.  If losses on the Receivables and other shortfalls in cash flows exceed the amount of available credit and payment enhancement, the amount available to make payments on the Notes will be reduced to the extent of these losses.  The risk of loss will be borne first by the Class E Notes, then the Class D Notes, then the Class C Notes, then the Class B Notes, and finally, the Class A Notes.  You should read this prospectus completely, including “Credit and Payment Enhancement,” for more details about the credit and payment enhancement available for the Notes.
________________________
(1)
The Class A Notes consist of the Class A-1[a] Notes [and Class A-1b Notes][, which Notes rank pari passu,] the Class A-2 Notes and the Class A-3 Notes.  All Notes other than the Class E Notes benefit from subordination of more junior classes to more senior classes.  The order of the subordination varies depending on whether interest or principal is being paid and whether an Event of Default that results in acceleration has occurred.  For more details about subordination, you should read “Description of the Notes—Priority of Payments,” “—Post-Acceleration Priority of Payments” and “Credit and Payment Enhancement—Subordination.”

(2)
On the Closing Date, the Reserve Account will be [fully] funded [with an amount equal to][by a Letter of Credit provided by [_]] in an amount equal to $[_], which is the Required Reserve Amount as of the Closing Date.  For more details about the Reserve Account, you should read “Credit and Payment Enhancement—Reserve Account.”

(3)
Overcollateralization is the amount by which, on any date of determination, (x) the Series Invested Amount for Series [_]-[_] exceeds (y) the aggregate Note Balance of the Notes.  The Series [_]-[_] Required Overcollateralization Percentage is [_]% and the Series [_]-[_] Required Overcollateralization Amount is initially equal to $[_].  For more details about overcollateralization, you should read “Credit and Payment Enhancement—Overcollateralization.”

(4)
[Excess spread for Series [_]-[_] on any Payment Date will be equal to the excess of (i) the product of (a) the Series [_]-[_] Discount Rate and (b) the Series [_]-[_] Available Funds for such Payment Date over (ii) the sum of (a) the aggregate amount of interest payments required to be made on the Notes on such Payment Date and (b) the aggregate amount of senior fees and expenses of the Trust that are allocated to Series [_]-[_] on such Payment Date.]

*	[Note: The number of classes of notes and payment priorities are for illustrative purposes only. In a particular transaction the number of classes and payment priorities may differ.]

**
[Note: The types of credit and payment enhancement listed are for illustrative purposes only.  In a particular transaction the types of credit and payment enhancement may include all or some of the types listed.]

TRANSACTION PARTIES AND DOCUMENTS DIAGRAM

The following diagram shows the role of each transaction party and the obligations that are governed by each transaction document relating to the Notes.

Cellco Partnership d/b/a/ Verizon Wireless and other Originators [and the Additional Transferor]
RECEIVABLES TRANSFER AGREEMENTS
- the Originators [and the Additional Transferor, as applicable,] transfer Receivables to the Depositor
- each Originator [or the Servicer (for Receivables transferred by the Additional Transferor)] makes representations to the Depositor about the Receivables transferred by such Originator [or the Additional Transferor, as applicable,] and agrees to reacquire [or acquire] Receivables that materially breach such representations
PARENT SUPPORT AGREEMENT
- the Parent Support Provider will guarantee all payment and deposit obligations of the Originators, and Cellco, as Servicer and Marketing Agent, to the Trust, but will not guarantee any payments on the Notes or the Receivables
TRUST AGREEMENT
- the Trust is established as a Delaware statutory trust
- [_] appointed as Owner Trustee
- the rights of the holders of the equity interest in the Trust established
VERIZON ABS II LLC
(depositor)
TRANSFER AND SERVICING AGREEMENT
- the Depositor transfers the Receivables to the Trust
- Cellco appointed as Servicer and is entitled to the Servicing Fee
- the Servicer agrees to acquire Receivables that materially breach its covenants
- the Servicer makes representations about the Receivables designated to Group [_] on a Designation Date and agrees to acquire Receivables that materially breach such representations
- Cellco is appointed as Marketing Agent and Custodian
MASTER COLLATERAL AGREEMENT
- [_] appointed Master Collateral Agent
- the Trust designates Device Payment Plan Agreements to Groups and pledges such Device Payment Plan Agreements to the Master Collateral Agent to secure the Credit Extensions of each Series of such Group
- the Trust allocates Collections to each Group [_] Series and the Transferor's Interest
- the Trust applies payments on the Receivables allocated to Series [_]-[_] and other Series [_]-[_] Available Funds to make payments on the Notes
ADMINISTRATION AGREEMENT
- Cellco appointed Administrator
- the Administrator performs administrative duties of the Trust under the Master Collateral Agreement, the Trust Agreement and the Indenture
VERIZON MASTER TRUST
(trust)
INDENTURE
- [_] appointed as Indenture Trustee
- the Trust issues the Notes
- the Trust applies Series [_]-[_] Available Funds and other available amounts to pay the applicable portion of expenses of the Trust and to make payments on the Notes
[CAP][SWAP] AGREEMENT
- the Trust enters into a [Cap][Swap] Agreement with the [Cap][Swap] Counterparty
- [if [One-Month LIBOR] exceeds [_]% for an Accrual Period, the Cap Counterparty will pay the Trust an amount calculated as described under "The Cap Agreement"]
- [the Swap Counterparty will pay the Trust an amount based on [One-Month LIBOR] and the Trust will pay the Swap Counterparty an amount based on a fixed rate of interest, in each case calculated as described under "The Swap Agreement"]
ASSET REPRESENTATIONS REVIEW AGREEMENT
- [_] appointed Asset Representations Reviewer
- The Asset Representations Reviewer reviews ARR Receivables for compliance with representations in certain circumstances
UNDERWRITING AGREEMENT
- the Trust sells the Notes to the underwriters
- the underwriters purchase the Notes and offer them to investors
[LETTER OF CREDIT
- [the Trust][Verizon Communications Inc.] executes a Letter of Credit with the Letter of Credit Provider for a standing credit that is available to be drawn on to the extent amounts in the Reserve Account are not sufficient]
Underwriters
Investors

TRANSACTION PAYMENTS DIAGRAM*

This diagram shows how Series [_]-[_] Available Funds will be paid on each Payment Date.  The priority of payments shown in this diagram will apply unless the Notes are accelerated after an Event of Default.  You should read this prospectus completely, including “Description of the Notes—Priority of Payments” and “—Post-Acceleration Priority of Payments,” for more details about the priority of payments for the Notes.

* [Note: The number of classes of notes and payment priorities are for illustrative purposes only.  In a particular transaction the number of classes and payment priorities may differ.]

SUMMARY

This summary describes the transaction parties, the main terms of the issuance of and payments on the Notes, the Receivables, the cash flows in this securitization transaction and the credit and payment enhancement available for the Notes.  It does not contain all of the information that you should consider in making your investment decision.  To understand fully the terms of the Notes and the transaction structure, you should read this prospectus, especially “Risk Factors” beginning on page [_], in its entirety, including any documents incorporated by reference herein. Capitalized terms used in this prospectus, if not defined when first used, will have the meanings ascribed thereto in “Schedule I—Glossary of Defined Terms.”

Transaction Overview

Cellco Partnership d/b/a Verizon Wireless and other affiliates of Verizon Communications Inc. originate device payment plan agreements for consumer customers and business customers (each, a “Device Payment Plan Agreement”).  The issuing entity is a master trust that owns a revolving pool of Device Payment Plan Agreements originated by the Originators, including all amounts received and applied on, and all proceeds of, those Device Payment Plan Agreements after the end of the calendar day on the related cutoff date.  We refer to the issuing entity as the “Trust” and the Device Payment Plan Agreements owned by the Trust as the “Trust DPPAs.”  The Trust (or the Administrator, on behalf of the Trust) has designated the Trust DPPAs into different pools, called “Groups,” and from time to time, the Trust (or the Administrator, on behalf of the Trust), with the consent of the Servicer, may re-designate Trust DPPAs previously designated to one Group to a different Group, subject to the satisfaction of certain conditions.  The Trust [has issued or entered into, and] expects to issue or enter into in the future[,] other series of notes and loans.  Each series of notes issued by the Trust or loans entered into by the Trust is referred to as a “Series” and the related notes or loans are referred to as “Credit Extensions.”  Each Series will be backed by the Trust DPPAs designated to the related Group.  The Series [_]-[_] notes (the “Notes”) will be backed solely by the revolving pool of Trust DPPAs and related rights designated to Group [_], which Trust DPPAs are referred to as the “Receivables.”  The Notes will not be backed by, or entitled to receive collections on or proceeds of, any assets of the Trust other than the assets designated to Group [_].1  We refer to each Series backed by the Receivables as a “Group [_]
Series,” all Credit Extensions that are part of a Group [_] Series as “Group [_] Credit Extensions” and the holders of such Group [_] Credit Extensions as “Group [_] Creditors.”  The Group [_] Credit Extensions are backed by the assets designated to Group [_] and are only entitled to the portion of Collections on and proceeds of the assets designated to Group [_] that are allocated to it under the transaction documents. Other Group [_] Series may have different discount rates, eligibility criteria, concentration limits, interest rates, required overcollateralization percentages, revolving periods, amortization events, anticipated redemption dates, final maturity dates and/or other characteristics than Series [_]-[_].  The conditions described under “The Trust—Issuance of Additional Group [_] Series” in this prospectus must be satisfied in connection with any new issuance of a Group [_] Series.

No information is provided in this prospectus with respect to any Trust DPPAs other than the Receivables, other than as specifically set forth under “Servicing the Receivables and the Securitization Transaction” and in Annex A  or any Credit Extensions other than the Notes, except for certain information with respect to [prior securitized pools of the Sponsor set forth in Annex C and] the Group [_] Credit Extensions set forth in Annex D.

The equity interest in the Trust is represented by the Certificates, which are not offered by this prospectus.  The Depositor and Verizon DPPA True-up Trust hold the Certificates.  Verizon DPPA True-up Trust is a majority owned affiliate of the Sponsor and is beneficially owned by the Originators. The Certificates do not have an interest rate.

1 If specified in the related prospectus, a Series may be backed by multiple Groups of Trust DPPAs.

Each of the Originators [and the Additional Transferor] has transferred and may from time to time transfer all of its right, title and interest in certain Device Payment Plan Agreements to the Depositor, who has, and will, transfer all of its right, title and interest in such Device Payment Plan Agreements to the Trust.  On the Closing Date, the Trust will issue the Notes and sell the Notes to the underwriters who will sell them to investors.  The net proceeds from the sale of the Notes may be used by the Trust to acquire Device Payment Plan Agreements from the Originators [and the Additional Transferor], to make the initial deposit in the Reserve Account, to redeem other Credit Extensions, to make payments of principal on any other Credit Extensions (to the extent permitted thereby) and for other general corporate purposes.

Transaction Parties

Sponsor, Servicer, Custodian, Marketing Agent and Administrator

Cellco Partnership d/b/a Verizon Wireless is a Delaware general partnership and a subsidiary of Verizon Communications.

Cellco will be the Sponsor of the securitization transaction in which the Notes will be issued.   As Sponsor, Cellco will be responsible for structuring the securitization transaction, selecting the transaction parties and paying the costs and expenses of forming and maintaining the Trust, legal fees of some of the transaction parties, rating agency fees for rating the Notes and other transaction expenses.

Cellco will also be the Servicer, the Custodian and the Marketing Agent and the Administrator for the Trust.

As Servicer, Cellco is responsible for collecting payments on the Receivables and administering payoffs, prepayments, defaults and delinquencies, as further described under “Servicing the Receivables and the Securitization Transaction—Servicing Obligations of Cellco.”  Cellco will also act as Custodian and maintain custody of the Receivable files, as further described under “Servicing the Receivables and the Securitization Transaction—Custodial Obligations of Cellco.”

Cellco, in its capacity as Marketing Agent, will, or will cause the Originators to, make certain prepayments, apply certain credits on the
Receivables and manage certain account transfers, as further described under “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments.”

Cellco, in its capacity as Administrator of the Trust, will perform certain administrative duties of the Trust pursuant to the terms of the Administration Agreement, as further described under “Sponsor, Servicer, Custodian, Marketing Agent and Administrator” and will (on behalf of the Trust) be responsible for selecting Device Payment Plan Agreements for transfer to the Trust from time to time, for designating Trust DPPAs to a Group and, with the consent of the Servicer, re-designating Trust DPPAs previously designated to one Group to another Group.

Although Cellco is responsible for the performance of its obligations as Sponsor, Servicer, Custodian, Marketing Agent and Administrator, certain affiliates or third parties may undertake the actual performance of those obligations, as permitted by the terms of the transaction documents.

For more information about the Sponsor, Servicer, Custodian, Marketing Agent and Administrator, you should read “Sponsor, Servicer, Custodian, Marketing Agent and Administrator.”

Depositor

Verizon ABS II LLC is a Delaware limited liability company and a special purpose company wholly owned by Cellco.

Issuing Entity or Trust

Verizon Master Trust is a Delaware statutory trust governed by the Trust Agreement and will issue the Notes.  The Trust was formed on February 3, 2021.

Originators

Cellco and certain other affiliates of Verizon Communications are the Originators who have originated or will originate the Receivables under contracts entered into by Verizon Wireless Services, as agent of each Originator or another affiliated agent as may be appointed by the Originators from time to time.  All of the Originators originate the Receivables under the same underwriting guidelines as determined by the Sponsor.  For additional information regarding the Originators, see “The Originators.”

[Additional Transferor]2

[[___] is a [___].  All Device Payment Plan Agreements owned by [___] and subsequently transferred to the Trust were originated by the Originators.  For additional information regarding [___], see “[The Additional Transferor.”]  [Any additional transferor will be a special purpose entity that is affiliated with, or a trust that has a depositor that was formed by, Cellco.]

Parent Support Provider

Verizon Communications Inc. is a Delaware corporation.  Under the Parent Support Agreement, Verizon Communications will guarantee the payment obligations of the Originators and Cellco, in its capacities as Servicer and Marketing Agent, including, but not limited to, their respective reacquisition, acquisition and prepayment obligations.  The Parent Support Provider will not guarantee any payments on the Notes or any payments on the Receivables.  For additional information regarding the obligations of the Parent Support Provider, see “Parent Support Provider,” “Origination and Description of Device Payment Plan Agreement Receivables—Upgrade Offers,” “—Account Credits” and “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments.”

Master Collateral Agent

[___] is a [___].

Owner Trustee

[___] is a [___].

Indenture Trustee and Paying Agent

[___] is a [___].

Asset Representations Reviewer

[___] is a [___].
True-up Trust

Verizon DPPA True-up Trust is a Delaware statutory trust beneficially owned by the Originators.  [The True-up Trust is also the equityholder of the Additional Transferor.]

[[Cap][Swap] Counterparty]

[If applicable the [cap][swap] counterparty will be identified in the prospectus and the applicable disclosure regarding the [cap][swap] counterparty’s name, organizational form, the general character of its business and any required financial disclosure will be included].

[Calculation Agent]

[To be included if floating rate notes are issued][The Calculation Agent will be the [Indenture Trustee].  The Calculation Agent will determine [One-Month LIBOR] and calculate the interest rate for the floating rate notes.]

[Letter of Credit Provider]

[If applicable the letter of credit provider will be identified in the prospectus and the applicable disclosure regarding the letter of credit provider’s name, organizational form, the general character of its business and any required financial disclosure will be included].

Closing Date

[___], 20[_].  The Trust expects to issue the Notes on or about the Closing Date.

Revolving Period

The period beginning on the Closing Date and ending on the date when the Amortization Period begins. In no event will the Revolving Period end later than the Anticipated Redemption Date. 3

Amortization Period

The period beginning on the Payment Date on or immediately following the occurrence of an Amortization Event and ending on the Final Maturity Date or an earlier date on which the

[2]	In a particular transaction there may be more than one additional transferor. The prospectus at the time of an offering will include specific disclosure about each additional transferor, if any.
[3]	The revolving period will not extend for more than three (3) years from the date of issuance of the notes.

Notes are paid in full.  For additional information, see “Amortization Events” below.

Cutoff Date

The Trust will be entitled to Collections on each Receivable on and after the related Cutoff Date.

Statistical Calculation Date

[___], 20[_].

Statistical Information

The statistical information in this prospectus is based on the Receivables as of the Statistical Calculation Date.  The pool of Receivables on the Closing Date may not include certain Receivables designated to Group [_] as of the Statistical Calculation Date and may include other Receivables designated to Group [_] after the Statistical Calculation Date.  The characteristics of the Receivables on the Closing Date may not be identical to, but are not expected to differ materially from, the characteristics of the pool of Receivables described in this prospectus.

Collection Period

The period commencing on the first day of the applicable month and ending on the last day of the applicable month; provided that, for any Payment Date, the applicable month will be the immediately preceding calendar month.

Notes

The Notes will consist of the following classes:4

	Initial Note Balance	Interest Rate
Class A-1[a] Notes	} $[_](1) (aggregate)	[[_]%][(2)]
[Class A-1b Notes]		[One-Month LIBOR [+][-] [_]%][(2)(3)]
Class A-2 Notes	$[_]	[[_]%][(2)]
Class A-3 Notes	$[_]	[[_]%][(2)]
Class B Notes	$[_]	[[_]%][(2)]
Class C Notes	$[_]	[[_]%][(2)]
Class D Notes	$[_]	[[_]%][(2)]
Class E Notes	$[_]	[[_]%][(2)]
_________
[(1) The initial Note Balance of each of the Class A-1a Notes and Class A-1b Notes will be determined on the day of pricing of the Notes.  The Depositor expects that the initial Note Balance of the Class A-1b Notes will not exceed $[_].]
[(2)  If the Notes have not been redeemed as of the Anticipated Redemption Date, beginning on such Payment Date, in addition to interest at the stated interest rate, each class of Notes will accrue additional interest at the Additional Interest Rate applicable to that class of Notes, which accrued Additional Interest Amounts will be distributed to Noteholders as set forth under “—Priority of Payments” below.]
[(3)  The Class A-1b Notes will accrue interest at a floating rate based on a Benchmark, which initially will be One-Month LIBOR. However, the Benchmark may change in certain situations. For more information on how One-Month LIBOR is determined and the circumstances under which the Benchmark may change, you should read “Description of the Notes—Payments of Interest—Floating Rate Benchmark; Benchmark Transition Event.”]

[The [Depositor][True-up Trust] will initially retain the Class [_] Notes.]  [In addition to the Notes, Series [_]-[_] will also include the Class R Interests, which will not have a principal balance, will not accrue interest and will only be entitled to certain excess cash flow.]

Final Maturity Dates

The Final Maturity Date for each class of Notes is the date on which the entire Note Balance of that class of Notes is due and payable.  Any failure to pay the Note Balance of a class of Notes in full on its Final Maturity Date constitutes an Event of Default.

[4]
The number of classes and the interest rate presented in this table are for illustrative purposes only.  In a particular transaction there may be more or fewer classes of notes offered, which may bear fixed interest rates or floating interest rates.  The prospectus at the time of an offering will include specific disclosure about the classes of notes being offered, including any relevant risk factor disclosure about the different classes of notes.  In addition, for illustrative purposes, the prospectus contemplates that the Class A-1b notes will accrue interest at a floating rate based on a benchmark equal to one-month LIBOR.  In a particular transaction, none or different classes of notes may accrue interest at a floating rate and that floating rate of interest may be based on a benchmark different than one-month LIBOR.

Class A-1[a] Notes: [___].
[Class A-1b Notes]: [___].
Class A-2 Notes: [___].
Class A-3 Notes: [___].
Class B Notes: [___].
Class C Notes: [___].
Class D Notes: [___].
Class E Notes: [___].

Series [_]-[_] Discount Rate

[_]%.    [The Series [_]-[_] Discount Rate will be set on the day of pricing of the Notes and will be set at a level necessary to produce at least [5]% of excess spread.  For a description of the calculation of excess spread, see “Credit and Payment Enhancement—Excess Spread.”]

Earliest Redemption Date; Optional Redemption of the Notes

The Trust may not effect an Optional Redemption prior to the Earliest Redemption Date, which is [___], 20[_].  Certificateholders representing 100% of the voting interests of the Certificates, with the consent of the Administrator, on behalf of the Trust, have the right to direct the Trust to exercise an Optional Redemption of the Notes, in whole but not in part, on any date on or after the Earliest Redemption Date.  [If the Trust effects an Optional Redemption on any date prior to [[____], 20[_]][the Payment Date occurring [three (3) months] prior to the Anticipated Redemption Date], the Trust will be required to pay a Make-Whole Payment in connection with such redemption.] 5

The Trust may not exercise an Optional Redemption unless all principal of, and accrued and unpaid interest on, the Notes, [and any applicable Make-Whole Payments and Additional Interest Amounts due and payable on that date,] are paid in full in connection therewith.

The Trust may redeem the Notes with any amounts available to it for such purpose, including distributions on the Certificates, proceeds of the issuance of another Series, proceeds of sales of Receivables, amounts on deposit in the Principal Funding Account and the

Reserve Account or capital contributions by the Certificateholders.

Other Group [_] Series can have the same or different optional redemption rights. Certificateholders may elect to exercise these optional redemption rights in their discretion, and the election to redeem any Group [_] Series will not require the Trust to redeem any other Group [_] Series.

Anticipated Redemption Date

The Notes are expected (but are not required) to be redeemed by the Trust by the Anticipated Redemption Date, which is [___], 20[_].  If the Notes have not been redeemed by the Anticipated Redemption Date, an Amortization Event will occur [and, beginning on such Payment Date, in addition to interest at the stated interest rate, each class of Notes will accrue additional interest at the Additional Interest Rate applicable to that class of Notes, which accrued Additional Interest Amounts will be distributed to Noteholders as set forth under “—Priority of Payments” below].  Notwithstanding the foregoing, the failure to redeem the Notes by the Anticipated Redemption Date will not constitute an Event of Default (unless an Optional Redemption has been exercised by the Trust by such date and the Trust fails to pay the Outstanding principal amount, Make-Whole Payments or Additional Interest Amounts on the Notes on the related redemption date).

[No Make-Whole Payment will be payable in connection with any Optional Redemption of the Notes on or after [[____], 20[_]][the Payment Date occurring [three (3) months] prior to the Anticipated Redemption Date].]

Any Optional Redemption of the Notes on or prior to the Anticipated Redemption Date must satisfy the requirements for redemption set forth under “—Earliest Redemption Date; Optional Redemption of the Notes” above.

[Make-Whole Payments]

[A Make-Whole Payment will be due in connection with any Optional Redemption of the Notes on any date on or after the Earliest

[5]	A transaction may or may not require make-whole payments.

Redemption Date but prior to [[____], 20[_]][the Payment Date occurring [three (3) months] prior to the Anticipated Redemption Date].  No Make-Whole Payment will be payable in connection with any Optional Redemption of the Notes on or after [[____], 20[_]][the Payment Date occurring [three (3) months] prior to the Anticipated Redemption Date]].  [The failure to pay any Make-Whole Payments due on the Final Maturity Date or, if the Certificateholders have directed the Trust to exercise an Optional Redemption, the redemption date will constitute an Event of Default with respect to Series [_]-[_] and all amounts payable on the Notes may be declared immediately due and payable.]

Form and Minimum Denomination

The Notes will be issued in book-entry form and will be available in minimum denominations of $[1,000] and in multiples of $[1,000] in excess thereof.

Payment Dates

The [_] day of each [month]6 (or, if not a Business Day, the next Business Day).  The first Payment Date will be on [___], 20[_].

Allocation of Group [_] Available Funds

The Servicer will allocate Group [_] Available Funds to:

•	Series [_]-[_];

•	other Group [_] Series; and

•	the Certificates.

The Series [_]-[_] Available Funds for any Payment Date will be equal to [the sum of (i)] the product of (x) the Series [_]-[_] Allocation Percentage and (y) Group [_] Available Funds for the related Collection Period, [(ii) any amounts paid by the [Cap][Swap] Counterparty to the Trust under the [Cap][Swap] Agreement with respect to that Payment Date] and (iii) any amounts released from the Principal Funding Account for such Payment Date.  Prior to each Payment Date, Group [_] Available Funds allocable to Series [_]-[_] for such Payment Date will be withdrawn by the Master Collateral Agent from the Collection Account, as directed by the Servicer, and remitted to the Distribution Account.

As of the Closing Date (based on the information with respect to the Receivables as of the Statistical Calculation Date), (i) the Discounted Series Invested Amount for Series [_]-[_] will be $[_], (ii) the Ineligible Amount for Series [_]-[_] will be $[_], (iii) the Series [_]-[_] Excess Concentration Amount will be $[_], (iv) the Series Share for Series [_]-[_] will be [_]%, (v) the Series Incremental Required Invested Amount for Series [_]-[_] will be [_]%, (vi) the Adjusted Series Invested Amount for Series [_]-[_] will be [_] and (vii) the Series [_]-[_] Allocation Percentage will be [_]%. Each of the foregoing amounts and percentages will vary in accordance with the definitions thereof.

Series [_]-[_] Concentration Limits7

The Series [_]-[_] Concentration Limits are the tests below used to calculate the Series [_]-[_] Excess Concentration Amount.  The Series [_]-[_] Excess Concentration Amount is the sum of the following amounts, without duplication:

(i) for all Receivables:

•	[the amount by which the aggregate Principal Balance of Receivables with Obligors that have less than twelve (12) months of Customer Tenure with Verizon Wireless exceeds [_]% of the Pool Balance,]

•	[the amount by which the aggregate Principal Balance of Receivables with Obligors that have less than sixty (60) months of Customer Tenure with Verizon Wireless exceeds [_]% of the Pool Balance,] and

•	[the amount by which the aggregate Principal Balance of Receivables that

[6]
For illustrative purposes, this prospectus contemplates that payments on the notes will be made monthly.  The prospectus at the time of an offering will include disclosure if payments on the notes will be made at a different frequency.

[7]
The concentration limits are for illustrative purposes only.  A particular transaction may not have the same concentration limits as set forth herein, or such tests may be revised as appropriate or as required.

are part of an account (x) on which any amount is [thirty-one (31)] days or more delinquent by the Obligor or (y) that is in “suspend” or “disconnect” status (including as a result of the application of the Servicemembers Civil Relief Act), in each case, in accordance with Customary Servicing Practices, exceeds [_]% of the Pool Balance,]

(ii) for Consumer Receivables only:

•
[the aggregate Principal Balance of all Consumer Receivables with the lowest FICO® Scores that would need to be excluded from the calculation of the Pool Balance of all Consumer Receivables in order to cause the weighted average FICO® Score of the Consumer Obligors with respect to all Consumer Receivables (weighted based on Principal Balances) included in such calculation of the Pool Balance of all Consumer Receivables to be at least [_] (excluding any Consumer Receivables with Consumer Obligors for whom FICO® Scores are not available),] and

•
[the amount by which the aggregate Principal Balance of Consumer Receivables with Consumer Obligors for whom FICO® Scores are not available exceeds [_]% of the Pool Balance of all Consumer Receivables,]

(iii) for Business Receivables only:

•	[the amount by which the aggregate Principal Balance of Business Receivables exceeds [10]% of the Pool Balance].

The FICO® Score used for purposes of the Series [_]-[_] Concentration Limits above refers to a Consumer Obligor’s [FICO® Score 8] and is calculated on or about the date on which the Consumer Receivable was originated.  For a description of the calculation of each Obligor’s Customer Tenure, see “Origination and

Description of Device Payment Plan Agreement Receivables—Origination Characteristics.”

The Series [_]-[_] Concentration Limits are solely for the purposes of calculating the Series [_]-[_] Excess Concentration Amount, which is used to calculate the Series [_]-[_] Allocation Percentage.  Series [_]-[_] will be entitled to Collections, and exposed to delinquencies and defaults, on Receivables which, in the aggregate, have Principal Balances that are in excess of the Series [_]-[_] Concentration Limits.

Payments of Interest8

On each Payment Date, the Trust will pay to the Noteholders the interest that accrued on the Notes during the Accrual Period immediately preceding that Payment Date.  Interest will be paid, first, to the Class A Notes, pro rata based on the amount of interest due to each class of Class A Notes, then to the Class B Notes, then to the Class C Notes, then to the Class D Notes and then to the Class E Notes.

With respect to each Payment Date, interest on the Class A-1[a] Notes, Class A-2 Notes, Class A-3 Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes will accrue on a “30/360” day basis from and including the [_] day of the calendar month immediately preceding that Payment Date to but excluding the [_] day of the calendar month in which that Payment Date occurs (or from and including the Closing Date to but excluding [____], 20[_] for the first Payment Date).  This means that the interest due on the Class A-1[a] Notes, Class A-2 Notes, Class A-3 Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes on each Payment Date will be the product of: (i) the Note Balance of such class of Notes on that Payment Date, before giving effect to any payments made on that date; (ii) the applicable interest rate on such class of Notes for that Payment Date; and (iii) 30 (or, in the case of the first Payment Date, the number of days from and including the Closing Date to but excluding [___], 20[_] (assuming a 30-day calendar month)) divided by 360.

[8]
The interest payments and calculations presented in this prospectus are for illustrative purposes only.  In a particular transaction there may be more or fewer classes of notes that bear fixed interest rates or floating interest rates.  The prospectus at the time of an offering will include specific disclosure about the interest rates on the classes of notes being offered.

[With respect to each Payment Date, interest on the Class A-1b Notes will accrue on an “actual/360” basis from and including the immediately preceding Payment Date to but excluding the current Payment Date (or from and including the Closing Date to but excluding [___], 20[_] for the first Payment Date).  This means that the interest due on the Class A-1b Notes on each Payment Date will be the product of: (i) the Note Balance of the Class A-1b Notes on that Payment Date, before giving effect to any payments made on that date; (ii) the interest rate on the Class A-1b Notes for that Payment Date; and (iii) the actual number of days since the previous Payment Date (or, in the case of the first Payment Date, from and including the Closing Date to but excluding [___], 20[_]) divided by 360.]

[The Class A-1b Notes will accrue interest at a floating per annum rate that is initially equal to the sum of a Benchmark, which initially will be One-Month LIBOR, and the applicable spread set forth on the cover of this prospectus. However, the Benchmark may change in certain situations. For more information on how One-Month LIBOR is determined and the circumstances under which the Benchmark may change, see “Description of the Notes—Payments of Interest—Floating Rate Benchmark; Benchmark Transition Event.”]

[If the sum of One-Month LIBOR (or any other applicable Benchmark) and the applicable spread set forth on the front cover of this prospectus is less than 0.00% for any Accrual Period, then the interest rate for the Class A-1b Notes for that Accrual Period will be deemed to be 0.00%.]9

[If the Notes have not been redeemed as of the Anticipated Redemption Date, beginning on such Payment Date, in addition to interest at the stated interest rate, each class of Notes will accrue additional interest at the Additional Interest Rate applicable to that class of Notes, which accrued Additional Interest Amounts will be distributed to Noteholders as set forth under “—Priority of Payments” below.  With respect to each Payment Date, Additional Interest Amounts [(i)] on the Class A-1[a] Notes, Class A-2 Notes, Class A-3

Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes will accrue on a “30/360” day basis from and including the [_] day of the calendar month immediately preceding that Payment Date to but excluding the [_] day of the calendar month in which that Payment Date occurs [and (ii) on the Class A-1b Notes will accrue on an “actual/360” basis from and including the immediately preceding Payment Date to but excluding the current Payment Date].]

For a more detailed description of the payment of interest on the Notes, you should read “Description of the Notes—Payments of Interest.”

Payments of Principal10

Prior to the beginning of the Amortization Period, principal payments will not be made on the Notes, other than in connection with an Optional Redemption in accordance with the terms described in this prospectus.

If Priority Principal Payments are required to be made on any Payment Date prior to the beginning of the Amortization Period in accordance with the priorities set forth under “—Priority of Payments” below, such amounts will be deposited into the Principal Funding Account on such Payment Date in accordance with such priorities, to the extent of Series [_]-[_] Available Funds, in lieu of such amounts being applied to pay principal on the Notes on such Payment Date.

It is expected that the Notes will be subject to an Optional Redemption on or prior to the Anticipated Redemption Date.  If the Notes have not been redeemed as of the Anticipated Redemption Date, an Amortization Event will occur and the Amortization Period will begin.

On each Payment Date during the Amortization Period, the Trust will make Priority Principal Payments on the Notes, to the extent of Series [_]-[_] Available Funds available therefor, sequentially to the Class A-1 Notes [(with any principal payments applied to the Class A-1 Notes allocated to the Class A-1a Notes and

[9]
For illustrative purposes, the prospectus contemplates that the Class A-1b notes will accrue interest at a floating rate based on one-month LIBOR.  In a particular transaction, none or different classes of notes may accrue interest at a floating rate and such floating rate of interest may be based on an index different than one-month LIBOR.

[10]
For illustrative purposes, the prospectus contemplates that principal will be paid on certain classes of notes on a pro rata basis while other classes of notes will receive payments of principal sequentially.  In a particular transaction none or different classes of notes may be paid principal on a pro rata basis or sequentially.

Class A-1b Notes, pro rata, based on the Note Balance of the Class A-1a Notes and Class A-1b Notes on the related Payment Date, before giving effect to any payments made on that date)], the Class A-2 Notes, the Class A-3 Notes, the Class B Notes, the Class C Notes, the Class D Notes and the Class E Notes, in that order, in each case until such class of Notes is paid in full.  See “—Priority of Payments” below.

For a more detailed description of the payment of principal of the Notes, you should read “Description of the Notes—Payments of Principal.”  For more information about the Amortization Events, you should read “Description of the Notes—Amortization Period.”

Group [_] Assets

The assets of the Trust designated to Group [_] will consist of:

•
the Receivables and Collections on the Receivables received after the end of the calendar day on the applicable Cutoff Date (other than net recoveries on Written-Off Receivables, including any proceeds from the sale of a wireless device securing a Receivable, which will be retained by the Servicer as a supplemental servicing fee),

•	funds in the Collection Account in respect of the Receivables,

•	rights of the Trust under the Transfer and Servicing Agreement, the Receivables Transfer Agreement[s] and the other transaction documents in respect of the Receivables,

•
rights to funds from (i) the reacquisition by Originators or the acquisition by the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date), as applicable, of Receivables that, as of the applicable Cutoff Date, were not Eligible Receivables, (ii) the acquisition by the Servicer of Receivables that breach certain covenants, (iii) the reacquisition by Originators [or the reacquisition by the Servicer (in the case of Receivables transferred by the Additional Transferor), as applicable,] of secured

Receivables (that are not Written-Off Receivables) if the related Obligor becomes the subject of a bankruptcy proceeding and Verizon Wireless accepts the surrender of the related wireless device in satisfaction of the Receivable, (iv) the acquisition by the Marketing Agent or the reacquisition by an Originator of Receivables that are subject to certain transfers, (v) Credit Payments and Upgrade Prepayments made by the Marketing Agent or an Originator in respect of the Receivables, and (vi) any amounts remitted by the Parent Support Provider under the Parent Support Agreement in respect of the Receivables, and

•	all proceeds of the above.

Series [_]-[_] Assets

Certain assets will be specifically designated to Series [_]-[_], and no other Series will have an interest in such assets.  These assets will consist of:

•	funds in the Series Bank Accounts,

•	[any amounts drawn under the Letter of Credit,] [and]

•	[payments received under the [Cap][Swap] Agreement].

Group Percentage

Certain fees and expenses of the Trust will be allocated to Group [_] based on the Group [_] Percentage and further allocated to Series [_]-[_] based on the Series [_]-[_] Group Allocated Percentage. As of the Closing Date, the Group [_] Percentage will be equal to [_]% and the Series [_]-[_] Group Allocated Percentage will be equal to [_]%.

Servicing Fees

On each Payment Date, the Trust will pay the Servicer the Servicing Fee with respect to that Payment Date.  On each Payment Date, the Trust will pay the Series [_]-[_] Allocation Percentage of the Servicing Fee from Series [_]-[_] Available Funds.  In addition, the Servicer will be entitled to retain as a supplemental servicing fee any net recoveries on Written-Off Receivables (including any proceeds from the sale of a wireless device securing a Receivable), late fees, if any, and certain other administrative and similar fees and charges on the Receivables.

Also, any successor servicer is entitled to a one-time successor servicer engagement fee of $[_], payable on the first Payment Date after it assumes its duties as successor servicer. The Trust will pay the Series [_]-[_] Group Allocated Percentage of such amount from Series [_]-[_] Available Funds.

Master Collateral Agent and Trustee Fees

The Master Collateral Agent will be entitled to a fee in connection with the performance of its duties under the transaction documents.  The Trust will pay the Master Collateral Agent a[n annual][monthly] fee equal to $[_].  The Master Collateral Agent will also be entitled to reimbursement or payment by the Trust for all fees, expenses and indemnification amounts incurred by it in connection with the performance of its duties under the applicable transaction documents. The Trust will pay the Series [_]-[_] Group Allocated Percentage of such amounts from Series [_]-[_] Available Funds.

The Owner Trustee will be entitled to a fee in connection with the performance of its duties under the transaction documents.  The Trust will pay the Owner Trustee a[n annual][monthly] fee equal to $[_].  The Owner Trustee will also be entitled to reimbursement or payment by the Trust for all fees, expenses and indemnification amounts incurred by it in connection with the performance of its duties under the applicable transaction documents. The Trust will pay the Series [_]-[_] Group Allocated Percentage of such amounts from Series [_]-[_] Available Funds.

The Indenture Trustee will be entitled to a fee in connection with the performance of its duties under the Indenture.  The Trust will pay the Indenture Trustee a[n annual][monthly] fee equal to $[_].  The Indenture Trustee will also be entitled to reimbursement or payment by the Trust for all fees, expenses and indemnification amounts incurred by it in connection with the performance of its duties under the Indenture. The Trust will pay such amounts from Series [_]-[_] Available Funds.
[Letter of Credit Provider Fees

The Letter of Credit Provider will be entitled to a fee in connection with the performance of its duties under the Letter of Credit.  The Trust will pay the Letter of Credit Provider a[n] [monthly][quarterly][annual] fee equal to $[_].  [The Letter of Credit Provider will also be entitled to reimbursement or payment by the Trust for all costs, expenses and indemnification amounts incurred by it in connection with the performance of its duties under the Letter of Credit.]  The Trust will pay such amounts from Series [_]-[_] Available Funds.]

Asset Representations Reviewer Fees

The Asset Representations Reviewer will be entitled to certain fees in connection with the performance of its duties under the Asset Representations Review Agreement.  The Trust will pay the Asset Representations Reviewer a[n] [monthly][quarterly][annual] fee equal to $[_].  The Trust will pay the Series [_]-[_] Group Allocated Percentage of such amounts from Series [_]-[_] Available Funds.  In the event an Asset Representations Review occurs, the Asset Representations Reviewer will be entitled to a fee of $[_] [for each Receivable reviewed by it], as described under “Asset Representations Reviewer.”  The Trust will pay such amounts from Group [_] Available Funds and the Trust will pay the Series [_]-[_] Allocation Percentage of such amounts from Series [_]-[_] Available Funds.  The Asset Representations Reviewer will also be entitled to reimbursement or payment by the Trust for all fees, expenses and indemnification amounts incurred by it in connection with the performance of its duties under the Asset Representations Review Agreement.  The Trust will pay the Series [_]-[_] Group Allocated Percentage of such amounts from Series [_]-[_] Available Funds.

Collections and Other Deposits

Unless Cellco meets the Monthly Remittance Condition, Cellco will deposit all Collections into the Collection Account within two (2) Business Days after identification by Cellco of receipt of good funds.

In addition, as described under “Origination and Description of Device Payment Plan Agreement Receivables—Upgrade Offers,” “—Account Credits,” “Servicing the Receivables and the

Securitization Transaction—Servicer Modifications and Obligation to Acquire Receivables,” and  “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments,” under the circumstances specified therein, an Originator, the Servicer or the Marketing Agent, as applicable, will be required to remit certain amounts from time to time into the Collection Account with respect to upgrades, Credit Payments, account transfers, reacquisitions of Receivables and acquisitions of Receivables, as applicable.

The Receivables

The Receivables are Device Payment Plan Agreements for wireless devices sold or financed by the Originators.  These wireless devices include a variety of new or certified pre-owned smartphones and other handsets, wireless-enabled internet devices, such as tablets and other wireless-enabled connected devices, such as smart watches, and may in the future include other devices that utilize a wireless connection or related accessories. The criteria for determining whether each Receivable is a Series [_]-[_] Eligible Receivable is described under “Receivables—Criteria for Selecting the Receivables.” The eligibility criteria for Series [_]-[_] are solely for the purposes of determining the Ineligible Amount for Series [_]-[_], which is used to calculate the Series [_]-[_] Allocation Percentage.  Series [_]-[_] will be entitled to Collections, and exposed to delinquencies and defaults, on Receivables that do not qualify as Series [_]-[_] Eligible Receivables.

Below is a summary of the characteristics of the Receivables as of the Statistical Calculation Date.  Unless otherwise specified, all information concerning the Receivables presented throughout this prospectus is based on the Receivables as of the Statistical Calculation Date. All percentages and averages are based on the aggregate Principal Balance of such Receivables as of the Statistical Calculation Date unless otherwise stated.

Number of Receivables	[_]
Aggregate Principal Balance	$[_]
Average Principal Balance	$[_]
Average monthly payment	$[_]
Weighted average remaining installments (in months)(1)	[_]
Weighted average FICO® Score of Consumer Obligors under Consumer Receivables(1)(2)(3)	[_]
Percentage of Consumer Receivables with Consumer Obligors
without a FICO® Score(3)	[_]%
Geographic concentration (Top 3 States)(4)

[_]	[_]%
[_]	[_]%
[_]	[_]%
Weighted average Customer Tenure (in months)(1)(5)	[_]
Percentage of Receivables with Obligors with smartphones	[_]%
[Percentage of Receivables with other wireless devices]	[_]%
Percentage of Consumer Receivables	[_]%
Percentage of Business Receivables	[_]%
___________________
(1)	Weighted averages are weighted by the aggregate Principal Balance of the applicable Receivables as of the Statistical Calculation Date.
(2)	Excludes Consumer Receivables that have Consumer Obligors who did not have FICO® Scores because they are individuals with minimal or no recent credit history.
(3)
This FICO® Score reflects the FICO® Score 8 of the related Consumer Obligor under a Consumer Receivable. The FICO® Score is calculated with respect to each Consumer Obligor on or about the date on which such Consumer Receivable was originated.

(4)	Based on the billing addresses of the Obligors under the Receivables.
(5)	For a complete description of the calculation of Customer Tenure included in this summary, see “Origination and Description of Device Payment Plan Agreement Receivables—Origination Characteristics.”

The characteristics of the Receivables on the Closing Date may not be identical to, but are not expected to differ materially from, the characteristics of the pool of Receivables described in this prospectus as of the Statistical Calculation Date.

The pool of Receivables may change every day depending on the number of Device Payment Plan Agreements transferred to the Trust and designated to Group [_], any re-designation of Trust DPPAs to Group [_] on any Designation Date, any sales of Receivables by the Trust, any re-designation of Receivables from Group [_] to a different Group as Trust DPPAs, and the amortization of the Receivables. The Trust may acquire Device Payment Plan Agreements from the Depositor that the Depositor acquired from the Originators [and the Additional Transferor] for designation to Group [_] at any time and Trust DPPAs may be re-designated to Group [_] at any time after they are acquired by the Trust. Receivables may also be released or transferred from the Trust or re-designated from Group [_] to a different Group as Trust DPPAs so long as no Pool Balance Deficit results and certain other conditions are satisfied.

For more information about the characteristics of the Receivables as of the Statistical Calculation Date, you should read “Receivables—Composition of the Receivables.”

[Cellco does not consider any of the Receivables to have been originated pursuant to exceptions to its underwriting criteria].  [If any Receivables are originated pursuant to exceptions to the underwriting criteria, include information and, if applicable, data indicating how these Receivables deviate from the underwriting criteria, the amount and the percentage of the Receivables that were originated as an exception to the underwriting criteria, the amount and the characteristics of the Receivables that represent an exception to the underwriting criteria, and the factors that may be considered when making the decision to include these Receivables in the pool.]  For more information regarding Verizon Wireless’ underwriting criteria see “Origination and Description of Device Payment Plan Agreement Receivables—Underwriting Criteria.”

Additional Receivables

From time to time, the Trust may acquire additional Device Payment Plan Agreements for the Receivables Transfer Amount from the Depositor that the Depositor acquired from the Originators [and the Additional Transferor] and designate such Device Payment Plan Agreements to Group [_], but only if those Device Payment Plan Agreements are Eligible Receivables as of the related Cutoff Date.  For more information regarding additional Receivables, see “Receivables—Additional Receivables.”

Amortization Events

The Amortization Period will begin on the Payment Date on or immediately following the occurrence of an Amortization Event (including an Amortization Event resulting from the failure to redeem the Notes as of the Anticipated Redemption Date), and end on the Final Maturity Date or an earlier date on which the Notes are paid in full.

During the Amortization Period, the Notes will receive payments of principal in the amounts and in accordance with the priorities set forth under “—Priority of Payments” below.

For a more detailed description of the Amortization Period, you should read “Description of the Notes—Amortization Period.”

Each of the following will be Amortization Events for Series [_]-[_]:11

•	on any Payment Date, interest due is not paid on any class of Notes,

•	[on any Payment Date during the Revolving Period, the Required Reserve Amount is not [on deposit in the Reserve Account][available under the Letter of Credit],]

•	as of the Anticipated Redemption Date, the Trust has not redeemed the Notes,

•	as of any Payment Date, a Pool Balance Deficit exists after giving effect to distributions on such Payment Date,

•
for any Payment Date, the sum of the fractions, expressed as percentages, for each of the three (3) Collection Periods immediately preceding that Payment Date, calculated by dividing the aggregate Principal Balance of all Receivables which became Written-Off Receivables during each of the three (3) prior Collection Periods by the Pool Balance as of the first day of each of those Collection Periods, multiplied by four (4), exceeds [_]%,

•
for any Payment Date, the sum of the fractions, expressed as percentages, for each of the three (3) Collection Periods immediately preceding that Payment Date, calculated by dividing the aggregate Principal Balance of all Receivables that are [ninety-one (91)] days or more delinquent at the end of each of the three (3) prior Collection Periods by the Pool Balance as of the last day of each of those Collection Periods, divided by three (3), exceeds [_]%,

•	with respect to any Payment Date, the Series [_]-[_] Allocated Pool Balance is less than [_]% of (x) the aggregate Note Balance minus (y) the amount on deposit in the Principal Funding

[11]	The amortization events included in this prospectus are for illustrative purposes only. A particular transaction may include different amortization events.

Account, in each case as of such Payment Date,

•	a Servicer Termination Event has occurred and is continuing, or

•	an Event of Default has occurred and is continuing.

If an Amortization Event occurs on a Payment Date (including immediately following distributions made on that Payment Date), the Amortization Period will begin on that Payment Date.  If an Amortization Event occurs on any date that is not a Payment Date, the Amortization Period will begin on the immediately following Payment Date.

For a more detailed description of the Amortization Events, you should read “Description of the Notes—Amortization Period.”

Events of Default

Each of the following will be an Event of Default with respect to Group [_]:

•	failure to pay interest due on any Group [_] Credit Extension of the controlling class of any Group [_] Series within [thirty-five (35)] days after any Payment Date,

•
failure to pay the Outstanding principal amount, make-whole payments or additional interest amounts (as applicable) on any Group [_] Credit Extension on the related final maturity date or, if an optional redemption is exercised, the related redemption date,

•
failure by the Trust to observe or perform any material covenant or agreement in any Primary Series Document, or any representation or warranty of the Trust made in any Primary Series Document or in any officer’s certificate delivered in connection with any Primary Series Document is incorrect in any material respect when made, and, in either case, (x) has a material adverse effect on the Group [_] Creditors, and (y) is not cured for a period of [ninety (90)] days after written notice was given to the Trust by the Master Collateral Agent or to the Trust and the Master Collateral Agent by Creditor Representatives representing Group [_]

Series with Credit Extensions comprising at least [25]% of the aggregate Outstanding principal amount of all Group [_] Credit Extensions, [or]

•	a bankruptcy or dissolution of the Trust.

If an Event of Default occurs because of bankruptcy or dissolution of the Trust, the Notes will be accelerated and declared due and payable automatically.  If an Event of Default (other than an Event of Default caused by the bankruptcy or dissolution of the Trust) occurs, the Indenture Trustee or the holders of a majority of the Note Balance of the Controlling Class may accelerate the Notes and declare the Notes to be immediately due and payable.  If an Event of Default has occurred and is continuing, the Revolving Period will end and the Amortization Period will begin.  Following an acceleration of the Notes, any Series [_]-[_] Available Funds will be paid according to the post-acceleration priority of payments described under “Description of the Notes—Post Acceleration Priority of Payments.”

If an Event of Default occurs, such Event of Default will also occur with respect to each other Group [_] Series, though the Creditors of each Group [_] Series may make independent determinations as to whether to exercise remedies following such Event of Default, including whether to declare the related Credit Extensions to be due and payable; provided, however, after the occurrence of an Event of Default, the Master Collateral Agent may only cause the Trust to sell the Receivables and other assets of the Trust designated to Group [_] upon the satisfaction of the conditions set forth under “Description of the Notes—Events of Default—Remedies Following Event of Default.”  If an Event of Default has occurred and the Master Collateral Agent has been directed to cause the Trust to sell the Receivables and other assets of the Trust designated to Group [_] in accordance with the procedures set forth under “Description of the Notes—Events of Default—Remedies Following Event of Default,” the Credit Extensions of all Group [_] Series will be deemed to have been accelerated and declared due and payable, notwithstanding that the Creditors of any Group [_] Series may have directed the related Group [_] Creditor Representative to waive such Event of Default or vote against any such sale of the Receivables and other assets of the Trust designated to Group [_].  The Credit Extensions related to other Groups may have the same or different events of default as the Events of Default, and the Group [_] Creditors will have no right to vote or direct the Master Collateral Agent in connection with the exercise of remedies upon the occurrence any event of default for any Group other than an Event of Default.

The failure to redeem the Notes as of the Anticipated Redemption Date will not constitute an Event of Default.

For a more detailed description of the Events of Default, you should read “Description of the Notes—Events of Default.”

Servicer Termination Events

Each of the following events will be a Servicer Termination Event under the Transfer and Servicing Agreement:

•
(x) the Servicer fails to deposit, or deliver to the Master Collateral Agent for deposit, any collections or payments in respect of the Trust DPPAs required to be delivered under the Transfer and Servicing Agreement; (y) so long as Cellco is the Servicer, the Marketing Agent fails to deposit, or to cause the related Originators to deposit, into the Collection Account any prepayments in respect of the Trust DPPAs required by Upgrade Contracts under an Upgrade Program required to be delivered under the Transfer and Servicing Agreement, or (z) so long as Cellco is the Servicer, the Parent Support Provider fails to make any payments with respect to the items set forth in clause (x) or clause (y) above, to the extent the Servicer, or the Marketing Agent or any related Originator, respectively, fails to do so, and, in each case, which failure continues for [five (5)] Business Days after the Servicer, the Marketing Agent or the Parent Support Provider, as applicable, receives written notice of the failure from the Master Collateral Agent or a responsible person of the Servicer, the Marketing Agent or the Parent Support Provider, as applicable, obtains actual knowledge of the failure; or

•	the Servicer (including in its capacity as Custodian) fails to fulfill its duties under the Transfer and Servicing Agreement

(other than pursuant to the immediately preceding bullet point or the immediately following bullet point), which failure has a material adverse effect on the Creditors and continues for [ninety (90)] days after the Servicer receives written notice of the failure from the Master Collateral Agent or the Majority Trust Creditor Representatives, or

•
so long as Cellco is the Servicer, failure by (i) the Marketing Agent to make, or to cause the related Originator to make, any payments required to be paid by the Marketing Agent in respect of the Trust DPPAs, including without limitation Credit Payments or payments relating to the acquisition by the Marketing Agent or the related Originator of Trust DPPAs that are subject to certain transfers, but not including prepayments required by Upgrade Contracts under an Upgrade Program, or (ii) the Parent Support Provider to make any payments set forth in clause (i) above, to the extent that the Marketing Agent or the related Originator fails to do so, in either case, that continues for [ten (10)] Business Days after the Marketing Agent or Parent Support Provider, as applicable, receives written notice of the failure from the Master Collateral Agent, or a responsible person of the Marketing Agent or the Parent Support Provider, as applicable, obtains actual knowledge of the failure, or

•	certain insolvency events of the Servicer;

provided, however, that a delay or failure of performance referred to under the first, second or third bullet point above for an additional period of [sixty (60)] days will not constitute a Servicer Termination Event if that delay or failure was caused by force majeure or other similar occurrence.

Holders of Notes will not have the right to cause the Trust to terminate the Servicer and appoint a successor servicer unless Majority Trust Creditor Representatives direct the Master Collateral Agent to do so.

For a more detailed description of the Servicer Termination Events you should read “Servicing the Receivables and the Securitization

Transaction—Resignation and Termination of Servicer.”

Priority of Payments12

On each Payment Date, the Servicer will instruct the Paying Agent to use Series [_]-[_] Available Funds to make payments and deposits in the order of priority listed below.  This priority will apply unless the Notes are accelerated after an Event of Default.

(1)
Transaction Fees and Expenses — (A) to the Master Collateral Agent, the Owner Trustee and the Asset Representations Reviewer, the Series [_]-[_] Group Allocated Percentage of all amounts due, including (x) fees due to such parties (other than any fees payable in connection with an Asset Representations Review) and (y) expenses and indemnities due to such parties, up to a maximum aggregate amount, in the case of clause (y), of $[_] per year; (B) to the Asset Representations Reviewer, the Series [_]-[_] Allocation Percentage of any fees payable in connection with an Asset Representations Review and (C) to the Indenture Trustee [and the Letter of Credit Provider] all amounts due, including (x) fees due to such parties and (y) expenses and indemnities due to such parties up to a maximum aggregate amount, in the case of clause (y), of $[_] per year; provided¸ that after the occurrence of an Event of Default (other than an Event of Default set forth in clause (iii) of the definition thereof), the caps on expenses and indemnities in this clause (1) will not apply,

(2)
Servicing Fee — to the Servicer, the Series [_]-[_] Allocation Percentage of the Servicing Fee, and to any successor servicer, the Series [_]-[_] Group Allocated Percentage of a one-time successor servicer engagement fee of $[_], payable on the first Payment Date following its assumption of duties as successor servicer,

(3)	Class A Note Interest [and Payments to the Swap Counterparty] — [Pro rata, based on the aggregate Note Balance of the Class A Notes and the amount of any payment due and payable by the Trust to the Swap Counterparty under this clause (3): (i)] to the Noteholders of the Class A-1[a] Notes, [Class A-1b Notes,] Class A-2 Notes and Class A-3 Notes, the aggregate amount of interest due on the Class A Notes[, distributed pro rata based on the amount of interest due to the Class A-1[a] Notes, [Class A-1b Notes,] Class A-2 Notes and Class A-3 Notes][, (ii) to the Swap Counterparty, the amount of any swap termination payment due under the Swap Agreement due to a swap termination resulting from a payment default by the Trust or the insolvency of the Trust; provided, that if any amounts allocable to the Class A Notes are not needed to pay the Noteholders of the Class A Notes any interest as of that Payment Date, those amounts will be applied to pay the portion, if any, of any swap termination payment under this clause (ii) remaining unpaid, and (iii) to the Swap Counterparty, the amount of interest at [____]% under the Swap Agreement],

(4)
First Priority Principal Payment — (a) during the Revolving Period, for deposit to the Principal Funding Account and (b) during the Amortization Period, to the Noteholders, sequentially by class, in the order set forth under “—Payments of Principal” above, in either case, an amount equal to the excess, if any, of (x) the aggregate Note Balance of the Class A Notes as of the immediately preceding Payment Date (or, for the initial Payment Date, as of the Closing Date) over (y) the Series [_]-[_] Allocated Pool Balance, if any,

(5)	Class B Note Interest — to the Noteholders of the Class B Notes, interest due on the Class B Notes,

(6)
Second Priority Principal Payment — (a) during the Revolving Period, for deposit to the Principal Funding Account and (b) during the Amortization Period, to the Noteholders, sequentially by class, in the order set forth under “—Payments of Principal” above, in either case, an amount equal to the excess, if any, of (x) the

[12]	The number of classes of notes and payment priorities are for illustrative purposes only. In a particular transaction the number of classes and payment priorities may differ.

aggregate Note Balance of the Class A Notes and Class B Notes as of the immediately preceding Payment Date (or, for the initial Payment Date, as of the Closing Date) over (y) the sum of the Series [_]-[_] Allocated Pool Balance and any First Priority Principal Payment, if any,

(7)	Class C Note Interest — to the Noteholders of the Class C Notes, interest due on the Class C Notes,

(8)
Third Priority Principal Payment — (a) during the Revolving Period, for deposit to the Principal Funding Account and (b) during the Amortization Period, to the Noteholders, sequentially by class, in the order set forth under “—Payments of Principal” above, in either case, an amount equal to the excess, if any, of (x) the aggregate Note Balance of the Class A Notes, Class B Notes and Class C Notes as of the immediately preceding Payment Date (or, for the initial Payment Date, as of the Closing Date) over (y) the sum of the Series [_]-[_] Allocated Pool Balance and any First Priority Principal Payment and any Second Priority Principal Payment, if any,

(9)	Class D Note Interest — to the Noteholders of the Class D Notes, interest due on the Class D Notes,

(10)
Fourth Priority Principal Payment — (a) during the Revolving Period, for deposit to the Principal Funding Account and (b) during the Amortization Period, to the Noteholders, sequentially by class, in the order set forth under “—Payments of Principal” above, in either case, an amount equal to the excess, if any, of (x) the aggregate Note Balance of the Class A Notes, Class B Notes, Class C Notes and Class D Notes as of the immediately preceding Payment Date (or, for the initial Payment Date, as of the Closing Date) over (y) the sum of the Series [_]-[_] Allocated Pool Balance and any First Priority Principal Payment, any Second Priority Principal Payment and any Third Priority Principal Payment, if any,

(11)	Class E Note Interest — to the Noteholders of the Class E Notes, interest due on the Class E Notes,

(12)
Fifth Priority Principal Payment — (a) during the Revolving Period, for deposit to the Principal Funding Account and (b) during the Amortization Period, to the Noteholders, sequentially by class, in the order set forth under “—Payments of Principal” above, in either case, an amount equal to the excess, if any, of (x) the aggregate Note Balance of the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes as of the immediately preceding Payment Date (or, for the initial Payment Date, as of the Closing Date) over (y) the sum of the Series [_]-[_] Allocated Pool Balance and any First Priority Principal Payment, any Second Priority Principal Payment, any Third Priority Principal Payment and any Fourth Priority Principal Payment, if any,

(13)
Reserve Account — [(1) first, to the Letter of Credit Provider, the amount, if any, necessary to cause the amount available under the Letter of Credit to equal the amount available under the Letter of Credit on the date of issuance together with interest accrued on that amount and (2) second,] to the Reserve Account, the amount, if any, necessary to cause the amount in the Reserve Account to equal the Required Reserve Amount [less the amount available under the Letter of Credit],

(14)
Regular Priority Principal Payment — (a) during the Revolving Period, for deposit to the Principal Funding Account, an amount (not less than zero) equal to the excess, if any, of (x) the product of the Series [_]-[_] Allocation Percentage and any Pool Balance Deficit for such Payment Date over (y) the sum of any First Priority Principal Payment, Second Priority Principal Payment, Third Priority Principal Payment, Fourth Priority Principal Payment and Fifth Priority Principal Payment for the current Payment Date and (b) during the Amortization Period, to the Noteholders, sequentially by class, in the order set forth under “—Payments of Principal” above, an amount (not less than zero) equal to the excess, if any, of the aggregate Note Balance of the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes as of the immediately preceding Payment Date (or for the initial Payment Date, as of the Closing Date) over the sum of any First Priority Principal

Payment, Second Priority Principal Payment, Third Priority Principal Payment, Fourth Priority Principal Payment and Fifth Priority Principal Payment for the current Payment Date, if any,

(15)	Supplemental Successor Servicing Fee – to any successor servicer, the product of the Series [_]-[_] Group Allocated Percentage and the excess, if any, of $[_] over the Servicing Fee,

(16)
[Additional Interest Amounts — to the Noteholders, any accrued and unpaid Additional Interest Amounts due on the Notes, payable sequentially by class [(with any Additional Interest Amounts applied to the Class A Notes allocated to the Class A-1[a] Notes, [Class A-1b Notes,] Class A-2 Notes and Class A-3 Notes, pro rata, based on the Additional Interest Amount due to each of the Class A-1[a] Notes, [Class A-1b Notes,] Class A-2 Notes and Class A-3 Notes)], in the order set forth under “—Payments of Interest” above,]

(17)
[Make-Whole — to the Noteholders, any Make-Whole Payments due on the Notes, payable sequentially by class [(with any Make-Whole Payments applied to the Class A-1 Notes allocated to the Class A-1a Notes and Class A-1b Notes, pro rata, based on the Make-Whole Payment due to each of the Class A-1a Notes and Class A-1b Notes)], in the order set forth under “—Payments of Principal” above,]

(18)
Additional Fees and Expenses — (A) to the Indenture Trustee[, the Letter of Credit Provider,] [and the Swap Counterparty], all remaining amounts due but not paid under priority (1) [or (3)] above [including, in the case of the Swap Counterparty, any unpaid amounts due to a swap termination resulting from a payment default by the Trust or the insolvency of the Trust], (B) to the Master Collateral Agent, the Owner Trustee and the Asset Representations Reviewer the Series [_]-[_] Group Allocated Percentage of all remaining amounts (other than any fees payable in connection with an Asset Representations Review) due to the extent not paid under priority (1) above, (C) to the Asset Representations Reviewer, the Series [_]-[_] Allocation Percentage of any remaining fees payable in connection with an Asset Representations Review due to the extent not paid under priority (1) above and (D) to the Administrator, reimbursement of fees and expenses of the Master Collateral Agent, the Indenture Trustee, the Owner Trustee[, the Letter of Credit Provider] and the Asset Representations Reviewer paid by the Administrator on behalf of the Trust pursuant to the Administration Agreement,

(19)	Additional Trust Expenses — to any other parties as the Administrator has identified, any remaining expenses of the Trust, up to the Series [_]-[_] Group Allocated Percentage of such amounts,

[(20)	To be added if Notes are part of a Sharing Series: Sharing Series Payments – for deposit as available funds for each other sharing series in sharing group [_], an amount equal to [_],] and

(21)	[Equity Interest] [Class R Interest] — to the [Certificateholders][Class R Interest], all remaining Series [_]-[_] Available Funds.

For a more detailed description of the priority of payments on each Payment Date, you should read “Description of the Notes—Priority of Payments.”

In the event that any First Priority Principal Payment, Second Priority Principal Payment, Third Priority Principal Payment, Fourth Priority Principal Payment, Fifth Priority Principal Payment or Regular Priority Principal Payment is required to be made on any Payment Date prior to the beginning of the Amortization Period pursuant to clauses (4), (6), (8), (10), (12) or (14) above, such amounts will be deposited pursuant to such clauses on such Payment Date into the Principal Funding Account, to the extent of Series [_]-[_] Available Funds.  Amounts, if any, on deposit in the Principal Funding Account shall remain on deposit therein, except to be applied as follows:

•
in the event that, immediately following distributions on any Payment Date (a) the Revolving Period is in effect and (b) the Series [_]-[_] Allocated Pool Balance exceeds the Adjusted Series Invested Amount for Series [_]-[_], the amount of such excess (to the extent on deposit in the Principal Funding Account) will be withdrawn from the Principal Funding

Account and remitted to the Distribution Account on the immediately succeeding Payment Date to be included as Series [_]-[_] Available Funds on such immediately succeeding Payment Date,

•	in connection with any Optional Redemption, amounts on deposit in the Principal Funding Account may be withdrawn and applied to pay any amounts due in connection therewith, or

•
in the event that the Amortization Period is in effect immediately following distributions made on any Payment Date, amounts on deposit in the Principal Funding Account will be paid to the Noteholders on such Payment Date, sequentially by class, in the order set forth under “—Payments of Principal” above, until the aggregate Note Balance of the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes is reduced to zero.

If Series [_]-[_] Available Funds are insufficient to cover all amounts payable under priorities (1) through ([12]), the Servicer will direct the Paying Agent to withdraw the amount of the shortfall [first,] from the Reserve Account to the extent available [and second, draw on the Letter of Credit for the amount of any remaining shortfall] and distribute such amounts pursuant to such priorities.

If Series [_]-[_] Available Funds to be used under priorities [(4), (6), (8), (10), (12) and (14)], together with the amount in the Reserve Account [plus] [the amount available under the Letter of Credit], on any Payment Date during the Amortization Period are sufficient to pay the Notes in full, the amount in the Reserve Account [plus] [the amount available under the Letter of Credit] will be used to pay the Notes in full.

Following the acceleration of the Notes after the occurrence of an Event of Default, the priority of payments will be as described under “Description of the Notes—Post-Acceleration Priority of Payments.”

Credit and Payment Enhancement

Credit and payment enhancement provides protection against losses on the Receivables and potential shortfalls in the amount of cash available to Series [_]-[_] to make required payments.  If losses on the Receivables and other shortfalls in cash flows exceed the amount of available credit and payment enhancement, the amount available to make payments on the Notes will be reduced to the extent of these losses.  The risk of loss will be borne first by the Class E Notes, then the Class D Notes, then the Class C Notes, then the Class B Notes, and finally, the Class A Notes.

The following credit and payment enhancement will be available to the Notes.  The credit enhancement described below is available only for Series [_]-[_].  Series [_]-[_] will not be entitled to the credit and payment enhancement available to any other Group [_] Series.

Reserve Account13

On the Closing Date, the Trust will make a deposit into the Reserve Account from the net proceeds of the sale of the Notes in an amount [equal to] the Required Reserve Amount.  [[In addition, o][O]n the Closing Date, [the Trust][Verizon Communications] will execute a Letter of Credit with the Letter of Credit Provider for an amount[, together with amounts on deposit in the Reserve Account,] equal to the Required Reserve Amount.]  Thereafter, on each Payment Date [during the Revolving Period], the amount on deposit in the Reserve Account [plus amounts available under the Letter of Credit] will be required to equal the Required Reserve Amount.  The Trust may from time to time satisfy its obligations to maintain the Required Reserve Amount through [amounts on deposit in the Reserve Account][, maintenance of a Letter of Credit,] [or any combination thereof].

[If the amount on deposit in the Reserve Account [together with amounts available under the Letter of Credit] on any Payment Date during the Revolving Period does not equal the Required Reserve Amount, an Amortization Event will occur.]

[On each Payment Date, the Servicer will direct the Paying Agent to withdraw any amount in the

[13]
In any transaction, the reserve account may be funded upfront on the Closing Date, over time by the application of collections on the receivables or through a letter of credit.  In any transaction, the “required reserve amount” may be calculated differently.

Reserve Account above the Required Reserve Amount and apply those funds as Series [_]-[_] Available Funds.]  [On the first Payment Date occurring in the Amortization Period, the Servicer will direct the Paying Agent to withdraw any amount in the Reserve Account and apply those funds as Series [_]-[_] Available Funds.]  [In connection with any Optional Redemption, amounts on deposit in the Reserve Account may be withdrawn and applied to pay any amounts due in connection therewith.]

If, on any Payment Date, Series [_]-[_] Available Funds are insufficient to pay the fees, expenses and indemnities of the Master Collateral Agent, the Indenture Trustee, the Owner Trustee[, the Letter of Credit provider], the Asset Representations Reviewer and the Servicer set forth in priorities (1) and (2) under “Description of the Notes—Priority of Payments,” make interest payments[, senior swap payments] and any First Priority Principal Payment, Second Priority Principal Payment, Third Priority Principal Payment, Fourth Priority Principal Payment and Fifth Priority Principal Payment on the Notes (or required to be deposited into the Principal Funding Account, as applicable), the Servicer will direct the Paying Agent to [[first,] withdraw funds from the Reserve Account [and second,] [draw on amounts available under the Letter of Credit] to cover the shortfalls and apply such amounts in accordance with the priorities set forth under “Description of the Notes—Priority of Payments.”

[During the Revolving Period, i][I]f amounts are [drawn under the Letter of Credit] [[and] withdrawn from the Reserve Account] on any Payment Date (other than a Payment Date on which the Notes are paid in full), on subsequent Payment Dates, the Paying Agent will, from Series [_]-[_] Available Funds, [[first] remit to the Letter of Credit Provider] [[and second] deposit into the Reserve Account] (after making all payments more senior in priority as set forth under “Description of the Notes—Priority of Payments”) an amount equal to the Reserve Deposit Amount.

For more information about the Reserve Account, you should read “Credit and Payment Enhancement—Reserve Account.”

[Letter of Credit14

On [the Closing Date], [the Trust][Verizon Communications] will execute a Letter of Credit with the Letter of Credit Provider under which the Letter of Credit Provider will issue a standby credit for the benefit of the Notes for an amount[, together with amounts on deposit in the Reserve Account,] equal to the Required Reserve Amount.

[If the amount on deposit in the Reserve Account together with amounts available under the Letter of Credit on any Payment Date during the Revolving Period does not equal the Required Reserve Amount, an Amortization Event will occur.]

As described under “—Reserve Account” above, if, on any Payment Date, amounts are required to be withdrawn from the Reserve Account in order to cover certain shortfalls, these amounts will first be withdrawn from amounts on deposit in the Reserve Account and second, be drawn from the amount available under the Letter of Credit, and such amounts will be applied in accordance with the priorities set forth under “Description of the Notes—Priority of Payments.”    [During the Revolving Period, i][I]If amounts are drawn under the Letter of Credit [and withdrawn from the Reserve Account] on any Payment Date (other than a Payment Date on which the Notes are paid in full), on subsequent Payment Dates, the Paying Agent will, from Series [_]-[_] Available Funds, [[first] remit to the Letter of Credit Provider] [[and second] deposit into the Reserve Account] (after making all payments more senior in priority as set forth under “Description of the Notes—Priority of Payments”) an amount equal to the Reserve Deposit Amount.  [On any Payment Date on which amounts are reimbursed to the Letter of Credit Provider for amounts drawn on the Letter of Credit, interest accrued on the drawn amount [at a rate of [_]%] will also be paid to the Letter of Credit Provider.]

For more information about the Letter of Credit, you should read “Credit and Payment Enhancement—Letter of Credit.”]

[14]	In any transaction, the trust may execute a letter of credit with a bank with respect to the reserve account.

Subordination

On each Payment Date, interest will be paid, first, on the Class A Notes, pro rata, based on the amount of interest due to each class of Class A Notes, then on the Class B Notes, then on the Class C Notes, then on the Class D Notes and then on the Class E Notes.  The Trust will not pay interest on any subordinated class of Notes until all interest payments due on all more senior classes of Notes are paid in full.

On each Payment Date during the Amortization Period, the Trust will pay principal sequentially, beginning with the Class A-1 Notes [(with any principal payments applied to the Class A-1 Notes allocated to the Class A-1a Notes and Class A-1b Notes, pro rata, based on the Note Balance of the Class A-1a Notes and Class A-1b Notes on the related Payment Date, before giving effect to any payments made on that date], and will not pay principal of any subordinated class of Notes until the Note Balances of all more senior classes of Notes are paid in full.  In addition, if a Priority Principal Payment (other than a Regular Priority Principal Payment) is required on any Payment Date, the Trust will pay such required Priority Principal Payment to the most senior class of Notes Outstanding (or make the corresponding deposit into the Principal Funding Account, as applicable) prior to the payment of interest on the more subordinated Notes on that Payment Date, as set forth under “Description of the Notes—Priority of Payments.”

For a more detailed description of the priority of payments, including changes to the priority after an Event of Default and acceleration of the Notes, you should read “Description of the Notes—Priority of Payments,” “—Post-Acceleration Priority of Payments” and “Credit and Payment Enhancement—Subordination.”

Overcollateralization15

Overcollateralization is the amount by which (x) the Series Invested Amount for Series [_]-[_] exceeds (y) the aggregate Note Balance of the Notes.  Overcollateralization means there will be excess Collections on Receivables allocated to

Series [_]-[_] that will be available to cover shortfalls in Collections resulting from losses on the other Receivables.

The Series [_]-[_] Required Overcollateralization Percentage is [_]%.  As of the Closing Date, the Series [_]-[_] Required Overcollateralization Amount will be $[_].

For a more detailed description of overcollateralization, you should read “Credit and Payment Enhancement—Overcollateralization.”

[Subordination of the Transferor’s Interest

A portion of the Transferor’s Allocation on each Payment Date equal to the Series [_]-[_] Allocation Percentage of the Available Subordinated Amount is subordinated to the Notes.  The Available Subordinated Percentage, which is used to calculate the Available Subordinated Amount, will initially equal [_]%, but is subject to reductions and increases from time to time.]

[Excess Spread

Excess spread for Series [_]-[_] on any Payment Date will be equal to the excess of (i) the product of (a) the Series [_]-[_] Discount Rate and (b) the Series [_]-[_] Available Funds for such Payment Date over (ii) the sum of (a) the aggregate amount of interest payments required to be made on the Notes on such Payment Date and (b) the aggregate amount of senior fees and expenses of the Trust that are allocated to Series [_]-[_] on such Payment Date.  The amount of excess spread on any Payment Date is part of Collections for such Payment Date.]

[[Cap][Swap] Agreement]16

[The Trust will enter into a [Cap][Swap] Agreement with the [Cap][Swap] Counterparty to hedge the basis risk that results from the required payment of interest on the Class A-1b Notes at a rate based on a Benchmark, which initially will be One-Month LIBOR.  [Under the Cap Agreement, the Cap Counterparty will be required to make a cap payment into the Distribution Account with

[15]	In any transaction, the required overcollateralization percentage may be calculated differently.
[16]
For illustrative purposes, the prospectus contemplates that the Class A-1b notes will be covered by an interest rate cap or swap agreement.  In a particular transaction, none, additional or different classes of notes may be covered by an interest rate cap or swap agreement.

respect to any Payment Date if One-Month LIBOR for the related Accrual Period of the Class A-1b Notes exceeds [_]%.  In this event, the amount the Cap Counterparty will pay to the Trust for the benefit of Series [_]-[_] an amount equal to the product of (x) the excess, if any, of [One-Month LIBOR] (calculated in accordance with the Cap Agreement) for that Payment Date over [_]%, (y) [the related cap notional amount for that Payment Date (Schedule II attached to this prospectus sets forth the cap notional amount for each Payment Date based on an assumed initial Note Balance of the Class A-1b Notes of $[_])][the Note Balance of the Class A-1b Notes immediately following the preceding Payment Date (or with respect to the first Payment Date, the Closing Date)], and (z) a fraction, the numerator of which is the actual number of days elapsed in the related Accrual Period and the denominator of which is 360.][Under the Swap Agreement, the Swap Counterparty will pay to the Trust for the benefit of Series [_]-[_] an amount equal to the product of (x) [One-Month LIBOR] [+/-] [_]%, (y) [the related swap notional amount for that Payment Date (Schedule II attached to this prospectus sets forth the swap notional amount for each Payment Date based on an assumed initial Note Balance of the Class A-1b Notes of $[_])][the Note Balance of the Class A-1b Notes immediately following the preceding Payment Date (or with respect to the first Payment Date, the Closing Date)] and (z) a fraction, the numerator of which is the actual number of days elapsed in the related Accrual Period and the denominator of which is 360.  Payments under the Swap Agreement, if any, will be made on a net basis between the Trust and the Swap Counterparty].

[On each Payment Date, the [Cap][Swap] Counterparty will only be required to pay to the Trust an amount based on One-Month LIBOR for that Payment Date as described above, or, if One-Month LIBOR for such Payment Date is not available, the interest rate determined in the manner set forth in the [Cap][Swap] Agreement, which interest rate may differ from the interest rate on the Class A-1b Notes.  See “Risk Factors—Payments on the Notes may be dependent on payments made by the [Cap][Swap] Counterparty under the [Cap][Swap] Agreement, and if Series [_]-[_] Available Funds are not adequate, you may incur losses on your Notes.”]

The [Cap][Swap] Agreement will terminate on [____].

If the [Cap][Swap] Counterparty’s long-term senior unsecured or other relevant debt ceases to be rated at a level acceptable to the rating agencies, as set forth in the [Cap][Swap] Agreement, the [Cap][Swap] Counterparty will be obligated to post collateral or establish other arrangements satisfactory to the applicable rating agency to secure its obligations under the [Cap][Swap] Agreement, if any, or arrange for an eligible substitute [cap][swap] counterparty satisfactory to the Trust.  Any cost of any transfer or replacement will be borne by the [Cap][Swap] Counterparty or the new [cap][swap] counterparty and not by the Trust.]

Acquisitions or Reacquisitions of Receivables; Credit Payments and Upgrade Prepayments

Each Originator will severally represent and warrant that the Receivables originated by it and transferred by it to the Depositor and by the Depositor to the Trust for designation to Group [_] are Eligible Receivables as of the related Cutoff Date, though the Originators will not be required to make any representation that such Receivables constitute Series [_]-[_] Eligible Receivables.  [In addition, the Servicer will represent and warrant that the Receivables transferred by the Additional Transferor to the Depositor and by the Depositor to the Trust for designation to Group [_] are Eligible Receivables as of the related Cutoff Date, though the Servicer will not be required to make any representation that such Receivables constitute Series [_]-[_] Eligible Receivables.]  In addition, in the event that any Trust DPPAs are designated to Group [_] on a Designation Date, the Servicer will represent and warrant that such Receivables are Eligible Receivables as of the related Cutoff Date, though the Servicer will not be required to make any representation that such Receivables constitute Series [_]-[_] Eligible Receivables. If any eligibility representation or warranty with respect to a Receivable is later discovered to have been untrue when made, then that Receivable was not eligible to be designated to Group [_].  If the breach is a Material Breach, the related Originator or the Servicer, as applicable, will have the option to cure the breach. If the breach is not cured in all material respects by the end of the applicable grace period, then the related Originator or Originators or the Servicer, as applicable, must reacquire or acquire all Receivables for which this eligibility representation or warranty has been breached.

For more information about the representations and reacquisition and acquisition obligations, see “Receivables—Representations About the Receivables” and “—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments.”  Notwithstanding the foregoing, if any of the eligibility representations or warranties made by an Originator or the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date) about a Receivable was inaccurate when made so that the Receivable was not an Eligible Receivable as of the related Cutoff Date but such inaccuracy does not affect the ability of the Trust to receive and retain payment in full on the related Receivable on the terms and conditions and within the timeframe set forth in the underlying Device Payment Plan Agreement, such inaccuracy will not constitute a breach of the representations or warranties of the related Originator or the Servicer and the related Originator or the Servicer, as applicable, will not be required to reacquire or acquire the related Receivable.

Under the Transfer and Servicing Agreement, if, with respect to a Receivable, the Servicer (x) materially breaches a covenant related to the Receivable, (y) makes certain modifications including if it (i) cancels a Receivable or reduces or waives (including with respect to any Upgrade Offer) the remaining balance of the Receivable or any portion thereof and/or as a result the monthly payment due thereunder or (ii) modifies, supplements, amends or revises a Receivable to grant the Obligor thereunder a contractual right to upgrade the related wireless device, or (z) impairs in any material respect the rights of the Trust or the Group [_] Creditors in the Receivable (other than as permitted by the terms of the Transfer and Servicing Agreement) and fails to correct the impairment in all material respects by the end of the relevant grace period, the Servicer must acquire the Receivable from the Trust.

If an Originator or the Servicer allows a Receivable to be transferred to a different Obligor, any Receivable so transferred will be required to be acquired or reacquired from the Trust by the Marketing Agent or the related Originator.  For a more detailed description of the acquisition obligations of the Servicer and the Marketing Agent, you should read “Servicing the Receivables and the Securitization Transaction—

Servicer Modifications and Obligation to Acquire Receivables.”

In addition, each Originator [and the Servicer, on behalf of the Additional Transferor,] must reacquire [or acquire, as applicable,] any secured Receivable (that is not a Written-Off Receivable) if the related Obligor becomes the subject of a bankruptcy proceeding and Verizon Wireless accepts the surrender of the related wireless device in satisfaction of the Receivable, subject to certain limitations set forth under “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments.”

The amount to be paid by an Originator, the Servicer or the Marketing Agent in connection with the reacquisition or acquisition of a Receivable set forth in the immediately preceding four paragraphs will be an amount equal to the present value of any remaining amounts due under the related Receivable at the end of the calendar month immediately preceding the date of the reacquisition or acquisition, as applicable (calculated using a discount rate equal to the weighted average discount rate for all Group [_] Series, rounded to the nearest [_]), reduced by the amount of any related Collections on the Receivable received by the Trust since the end of the calendar month immediately preceding the date of the reacquisition or acquisition, as applicable.

In addition, if an Obligor under a Receivable accepts an Upgrade Offer and satisfies the terms and conditions of the resulting Upgrade Contract, the Marketing Agent will be required to prepay, or cause the related Originator to prepay, the remaining balance on the Receivable (after giving effect to any prepayments made by the related Obligor in connection with the related upgrade).  See “Origination and Description of Device Payment Plan Agreement Receivables—Upgrade Offers” and “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments.”  Also, if an Obligor under a Receivable is granted a credit (whether as a one-time credit or a contingent, recurring credit), including the application of a returned security deposit and credits accrued on Verizon’s rewards credit card, and the application of the credit in accordance with the priorities described under “Servicing the Receivables and the Securitization Transaction—Collections and Other Servicing

Procedures” results in a reduction in the amount owed by an Obligor under a Receivable, the Marketing Agent will be required to make, or to cause the related Originator to make, a Credit Payment to the Trust in the amount of the reduction.  See “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments.”

Under the Parent Support Agreement, the Parent Support Provider will guarantee amounts due with respect to the reacquisition, acquisition, prepayment and other payment obligations of the Originators, the Marketing Agent and the Servicer, and Collections to be deposited during each Collection Period by the Servicer.  See “Parent Support Provider.”

For a more detailed description of the representations made about the Receivables and the acquisition or reacquisition obligations if these representations are breached, you should read “Receivables—Representations About the Receivables” and “—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments.”  For a more detailed description of Servicer modified Receivables and the acquisition obligation for these Receivables, you should read “Servicing the Receivables and the Securitization Transaction—Servicer Modifications and Obligation to Acquire Receivables.”

Asset Representations Review

The Asset Representations Reviewer will perform an Asset Representations Review of all ARR Receivables for compliance with the eligibility representations made with respect to those Receivables if:

•	a Delinquency Trigger for the Receivables occurs, and

•	the requisite amount of Public Group [_] Noteholders vote to direct an Asset Representations Review.

The Asset Representations Reviewer is not and will not be affiliated with any of the Sponsor, the Depositor, the Servicer, the Marketing Agent, the Originators, [the Additional Transferor,] the Parent Support Provider, [the [Cap][Swap] Counterparty,][ the Letter of Credit Provider,] the Master Collateral Agent, the Indenture Trustee, the Owner Trustee or any of their respective affiliates, and has not performed, and is not affiliated with any party hired by the Sponsor or any underwriter to perform, pre-closing due diligence work on the Receivables.

For more information regarding the Asset Representations Review and the Delinquency Trigger with respect to an Asset Representations Review, see “Receivables—Asset Representations Review.”

Dispute Resolution

If a request is made for the reacquisition or acquisition of a Receivable, as applicable, due to a breach of a representation or warranty with respect to that Receivable, and the request is not resolved in the manner set forth in the Receivables Transfer Agreement[s] or Transfer and Servicing Agreement, as applicable, within one-hundred eighty (180) days of receipt of that request, any Public Group [_] Noteholder will have the right to refer the matter to either mediation (including non-binding arbitration) or binding arbitration.

For more information regarding dispute resolution see “Receivables—Dispute Resolution.”

Controlling Class, Voting Rights

Holders of Notes of the Controlling Class will control some decisions on behalf of Series [_]-[_], including whether to (i) accelerate the Notes upon an Event of Default and (ii) direct the Indenture Trustee, as Creditor Representative for Series [_]-[_], to vote in favor of exercising other remedies following an Event of Default (including whether to vote in favor of causing a sale of the Receivables and other assets of the Trust designated to Group [_]), or to vote in favor of enforcing remedies upon or waiving Servicer Termination Events.  Holders of Notes that are not part of the Controlling Class will not have these rights.

The Controlling Class will be the Class A Notes, voting together as a single class, as long as any Class A Notes are Outstanding.  After the Class A Notes are paid in full, the most senior class of Notes Outstanding will be the Controlling Class.

In the event that certain votes or directions may occur or be given under the Master Collateral Agreement by a specified percentage of Group [_] Creditors, the Controlling Class will direct the Indenture Trustee, as Group [_] Creditor

Representative for Series [_]-[_], as to how it should vote or direct such matters; provided that if any vote or direction under the Master Collateral Agreement requires the consent or direction of Creditor Representatives representing all Credit Extensions, or Group [_] Creditor Representatives representing all Group [_] Credit Extensions, the Indenture Trustee, as Creditor Representative for Series [_]-[_], will only vote or give such direction in accordance with the direction of 100% of the Noteholders.17  Any such vote or direction by the Indenture Trustee, as Creditor Representative for Series [_]-[_], at the direction of the Controlling Class, will be made on behalf of all Noteholders, notwithstanding that such action was taken solely at the direction of the Controlling Class.

[Sharing Series

Series [_]-[_] will be designated as a sharing series in sharing group [_].  As a sharing series, Series [_]-[_] will be entitled in certain situations to share in excess collections from other sharing series.]

Other Group [_] Series

[The Trust has issued other Group [_] Series.  The main terms of each Group [_] Series are summarized in Annex D.] From time to time, the Trust, in its sole discretion, may issue or enter into one or more additional Group [_] Series.  In addition to the requirements set forth in the Master Collateral Agreement, the Trust will (i) provide notice of any such additional Group [_] Series to the Group [_] Creditor Representatives for each Outstanding Group [_] Series and each rating agency rating any such Group [_] Credit Extensions and (ii) deliver an officer’s certificate to the Master Collateral Agent certifying that no Event of Default or Servicer Termination Event, or any event that with the giving of notice or passage of time would constitute an Event of Default or Servicer Termination Event, shall have occurred and be continuing or result from issuing or entering into such additional Group [_] Series and no amortization event for any Group [_] Series shall result from issuing or entering into such additional Group [_] Series.

For more information regarding additional Group [_] Series, see “The Trust—Issuance of Additional Group [_] Series.”

Ratings

The Depositor expects that the Notes will receive credit ratings from [_] nationally recognized statistical rating organization[s], or “[rating agencies][rating agency].”

The ratings on the Notes will reflect the likelihood of the timely payment of interest and the ultimate payment of principal of the Notes according to their terms.  [The ratings of the Notes will not address the likelihood of payment of Make-Whole Payments or Additional Interest Amounts on the Notes.]  [Each][The] rating agency rating the Notes will monitor the ratings using its normal surveillance procedures.  Cellco has agreed to provide ongoing information about the Notes and the Receivables to [each][the] rating agency.  [Any][The] rating agency may change or withdraw an assigned rating at any time.  [Any rating action taken by one rating agency may not necessarily be taken by any other rating agency.]  No transaction party will be responsible for monitoring any changes to the ratings on the Notes.

Tax Status

Subject to important considerations described under “U.S. Federal Income Tax Consequences” and “Material State Tax Consequences,” Morgan, Lewis & Bockius LLP, special Tax Counsel to the Trust, will deliver its opinion that:

•	the Notes held by parties unaffiliated with the Trust [will] be classified as debt for U.S. federal income tax purposes; and

•	the Trust will not be classified as an association [(or a publicly traded partnership)] taxable as a corporation for U.S. federal income tax purposes.

If you purchase the Notes, you will agree to treat the Notes as debt for purposes of U.S. federal and state income tax, franchise tax and any other tax imposed on or measured in whole or in part by income.  You should consult your own tax advisor regarding the U.S. federal income tax

[17]
The voting rights of Creditors of any Series may be different from the voting rights of Creditors of any other Series.  A description of the voting rights for the Creditors of a Series will be disclosed in the prospectus related to that Series.

consequences of the purchase, ownership and disposition of the Notes, and the tax consequences arising under the laws of any state or other taxing jurisdiction.

For additional information regarding the application of U.S. federal and state income tax laws to the Trust and the Notes, you should refer to “U.S. Federal Income Tax Consequences” and “Material State Tax Consequences.”

ERISA Considerations

The Notes generally will be eligible for purchase by Benefit Plans.

For more information about the treatment of the Notes under ERISA, you should read “Certain Considerations for ERISA and Other Benefit Plans.”

Investment Considerations

The Trust is not registered or required to be registered as an “investment company” under the Investment Company Act of 1940, as amended, and in making this determination is relying on the exemption from the definition of “investment company” set forth in Section 3(c)(5) of the Investment Company Act of 1940, as amended, although there may be additional exemptions or exclusions available to the Trust.  The Trust is structured so as not to be a “covered fund” under the regulations adopted to implement Section 619 of the Dodd-Frank Act, commonly known as the “Volcker Rule.”

U.S. Credit Risk Retention Requirements

The U.S. Risk Retention Rules require the Sponsor, either directly or through one or more of its majority-owned affiliates, to retain an economic interest of at least 5% in the credit risk of the Receivables.

The Sponsor, the other Originators[, the Additional Transferor] and the True-up Trust are under the common control of Verizon Communications, and therefore, the True-up Trust is a majority-owned affiliate of the Sponsor.

The True-up Trust, as a majority-owned affiliate of the Sponsor, will retain the required economic interest in the credit risk of the Receivables in satisfaction of the Sponsor’s obligations under the U.S. Risk Retention Rules, in the form of a qualifying “seller’s interest” consisting of the Transferor’s Interest (which, among other things, is represented by the Certificates) [, as [partially] [wholly] offset by an “eligible horizontal residual interest” in Series [_]-[_] consisting of the Class R Interest].  The amount of the Transferor’s Interest on the Closing Date and at each subsequent monthly measurement date is required to equal not less than 5% of the aggregate unpaid principal balance of all outstanding investor ABS interests in Group [_] [, as [partially] [wholly] offset by the percentage represented by the fair value of the Class R Interest, as Series EHRI, of the fair value of all outstanding ABS interests in Series [_]-[_] on the Closing Date]18.  The Certificates represent the interest in each Group not represented by any Series of that Group and will be entitled to, among other things, with respect to Group [_], distributions in respect of the Transferor’s Interest on each Payment Date.  [In general, the Class R Interest represents the right to all Series [_]-[_] Available Funds on any Payment Date not needed to pay fees, expenses and indemnities of the Trust allocated to or otherwise payable by Series [_]-[_] or to make interest and principal payments on the Notes, [senior swap payments,] [payments, if any, required to reimburse the Letter of Credit Provider for any amounts drawn under the Letter of Credit together with interest accrued on the drawn amount,] any required deposits into the Reserve Account or the Principal Funding Account [, any Additional Interest Amounts] [and Make-Whole Payments] payable on that Payment Date.]

None of the Sponsor, the Depositor, the Originators, [the Additional Transferor,] the True-up Trust or any of their affiliates may hedge, sell or transfer the required retention except to the extent permitted by the U.S. Risk Retention Rules.

For more information regarding the risk retention regulations and the Sponsor’s method of compliance with those regulations, see “Credit Risk Retention.”

[18]
In the event the Sponsor (or a majority-owned affiliate) intends to satisfy the risk retention requirements through ownership of an “eligible horizontal residual interest,” each Group [_] Series will provide for the issuance of a class of securities that meets such requirements.

Contact Information for the Depositor

Verizon ABS II LLC
One Verizon Way
Basking Ridge, New Jersey 07920
Telephone number: 212-395-1525
Attention: Investor Relations

Contact Information for the Servicer

Cellco Partnership d/b/a Verizon Wireless
One Verizon Way
Basking Ridge, New Jersey 07920
Telephone number: 212-395-1525
Attention: Investor Relations

CUSIP Numbers

CUSIP
Class A-1[a] Notes	[_]
[Class A-1b Notes]	[_]
Class A-2 Notes	[_]
Class A-3 Notes	[_]
Class B Notes	[_]
Class C Notes	[_]
Class D Notes	[_]
Class E Notes	[_]

GLOSSARY

Capitalized terms used in this prospectus, if not defined when first used, will have the meanings ascribed thereto in “Schedule I—Glossary of Defined Terms.”

RISK FACTORS

Investing in the Notes involves risks.  You should carefully consider the following risk factors in deciding whether to purchase any of the Notes.

Summary of Principal Risk Factors

The following is a summary of the principal risk factors applicable to an investment in the Notes:

Risks Relating to the Structure of the Notes and the Trust

•	The Notes may not be redeemed by the Anticipated Redemption Date, which may result in interest rate risk.

•	The terms of other Group [_] Series may affect the timing and amounts of the payments on your Notes.

•
Payment priorities increase the risk of losses or payment delays for certain classes of Notes[, and Class B Notes, Class C Notes, Class D Notes and Class E Notes are subject to greater risk of loss because of subordination].

•	Principal payments on the Notes may occur earlier than expected, which may result in reinvestment risk.

•	Principal payments on the Notes may occur later than expected, which may result in interest rate risk.

•	[An increase in the aggregate initial Note Balance of the Notes may affect the liquidity of your Notes or dilute your voting rights.]

•	[The unknown initial Note Balance of the Class A-1a Notes and Class A-1b Notes may expose Noteholders to basis risk [and [Cap][Swap] Counterparty risk].]

•	[Decreases in the applicable Benchmark will reduce the rate of interest on the Class A-1b Notes.]

•
[Inadequate payments made by the [Cap][Swap] Counterparty under the [Cap][Swap] Agreement, or termination of the [Cap][Swap] Agreement and the inability to locate a replacement [cap][swap] counterparty, may result in losses on your Notes.]

•	[Series [_]-[_] will include floating rate Notes, but the Trust will not enter into any related interest rate hedge agreements, so rising interest rates may result in losses on your Notes.]

•
Your limited control (including over actions of the Trust and over amendments to the transaction documents), and conflicts between classes of Notes and conflicts between different Group [_] Series, may result in losses on your Notes.

Risks Related to the Receivables

•	Insufficient Collections on the Receivables allocated to Series [_]-[_] will result in losses on your Notes.

•	Limited recoveries on defaulted Receivables and the unavailability of recoveries on Written-Off Receivables may result in losses on your Notes.

•	From time to time, Receivables may be added or removed, which may decrease the credit quality of the assets of the Trust designated to Group [_] and may impact payments on the Notes.

•	Performance of the Receivables depends on many factors and may worsen in an economic downturn, which may result in payment delays or losses on your Notes.

•	The characteristics of the Receivables as of the Statistical Calculation Date may differ from the characteristics of the Receivables on the Closing Date.

•	Geographic concentration of the Receivables may result in payment delays or losses on your Notes.

•	Interests of other Persons in the Receivables could reduce funds available to pay your Notes.

•	Payments on the Receivables will be subordinated to certain other payments by the Obligors, which may result in payment delays or losses on your Notes.

•
Verizon Wireless’ Upgrade Offers may adversely impact Collections on the Receivables and the timing of principal payments, which may result in reinvestment risk, and may present bankruptcy risks, which may result in losses on your Notes.

•	The application of credits to Obligor accounts may reduce payments received on the Receivables, which may result in payment delays or losses on your Notes.

•	Increased delinquencies and defaults may result if an Obligor under a Receivable no longer has a functioning wireless device, which may result in losses on your Notes.

•	An interruption or degradation of wireless service provided by Verizon Wireless could result in reduced Collections on the Receivables, and may result in losses on your Notes.

•	A wireless device recall or manufacturing defect may result in delayed payments or losses on your Notes.

Risks Related to Transaction Parties

•	An Originator’s or the Servicer’s failure to reacquire or acquire Receivables that do not comply with consumer protection laws may result in payment delays or losses on your Notes.

•	The Servicer’s inability to perform its obligations, or Cellco’s removal or resignation as Servicer, may result in payment delays or losses on your Notes.

•	The Servicer’s ability to commingle Collections with its own funds may result in payment delays or losses on your Notes.

•	Conflicts of interest among certain transaction parties may result in losses on your Notes.

•	The financial condition or bankruptcy of certain transaction parties may affect their ability to perform their obligations, which may result in payment delays or losses on your Notes.

Legal and Regulatory Risks

•
Federal financial regulatory reform could have an adverse impact on certain transaction parties, which could adversely impact the servicing of the Receivables or the securitization of Device Payment Plan Agreements.

•	[The Notes may not be a suitable investment for investors subject to the EU Securitization Regulation or the UK Securitization Regulation.]

Risk Related to Credit Ratings

•
A reduction, withdrawal or qualification of the ratings on your Notes, or the issuance of unsolicited ratings on your Notes, could adversely affect the market value of your Notes and/or limit your ability to resell your Notes.

•	[The ratings of the [Cap][Swap] Counterparty [or] [the Letter of Credit Provider] may affect the ratings of the Notes.]

Risks Related to Current Events

•	[The potential discontinuance of LIBOR and change to a Benchmark Replacement for the Class A-1b Notes may affect the interest rate on and market value of those Notes.]

•	[Adverse events arising from the COVID-19 Pandemic may cause you to incur losses on your Notes.]

Risk Factors

Risks Relating to the Structure of the Notes and the Trust
The Notes may not be redeemed by the Anticipated Redemption Date, and Noteholders will bear all interest rate risk resulting from principal payments on the Notes occurring later than expected
The Trust is expected, but is not required, to redeem the Notes by the Anticipated Redemption Date.  The Trust is a special purpose entity with no material assets other than the Receivables and other Trust DPPAs.  Unlike traditional securitizations, where the source of payments to investors is periodic payments on loans or other receivables, this transaction contemplates that the Trust will make a substantial balloon payment on or prior to the Anticipated Redemption Date to redeem the Notes.  The Trust’s ability to redeem the Notes may depend on its ability to issue another Group [_] Series to refinance the Notes or the Trust’s ability to sell Receivables at a sufficiently high price, which, in turn, will depend on a number of factors prevailing at the time such refinancing or sale is required, including but not limited to the market for the Receivables, the availability of credit, prevailing interest rates and general economic conditions.  If the Trust is unable to issue another Group [_] Series to refinance the Notes or to sell Receivables at a sufficiently high price, the Trust may not have sufficient cash available to it (including distributions on the Certificates, proceeds of the issuance of another Series, proceeds of sales of Receivables, amounts on deposit in the Principal Funding Account and the Reserve Account or capital contributions by the Certificateholders) to redeem the Notes.  There can be no assurances that the Trust will be able to redeem the Notes by the Anticipated Redemption Date.  The failure of the Trust to redeem the Notes as of the Anticipated Redemption Date will be an Amortization Event, but will not be an Event of Default (unless an Optional Redemption has been exercised by the Trust by such date and the Trust fails to pay the Outstanding principal amount, Make-Whole Payments or Additional Interest Amounts on the Notes on the related redemption date).

The terms of other Group [_] Series may affect the timing and amounts of the payments on your Notes
The Trust may issue or enter into additional Group [_] Series from time to time without your consent.  The terms of a new Group [_] Series may be different from Series [_]-[_], which may affect the allocation of Collections on the Receivables to Series [_]-[_].  For instance, other Group [_] Series may have different discount rates, eligibility criteria, concentration limits, interest rates, required overcollateralization percentages, revolving periods, amortization events, anticipated redemption dates and/or final maturity dates, which may cause some Group [_] Series to amortize earlier than Series [_]-[_].

Other Group [_] Series may have (i) more-stringent concentration limits than the Series [_]-[_] Concentration Limits, (ii) more-stringent eligibility criteria than the eligibility criteria for Series [_]-[_]

and/or (iii) a higher discount rate than the Series [_]-[_] Discount Rate.  If a Group [_] Series has more stringent concentration limits than the Series [_]-[_] Concentration Limits, more-stringent eligibility criteria than the eligibility criteria for Series [_]-[_] or a higher discount rate than the Series [_]-[_] Discount Rate, the positive difference of the Adjusted Series Invested Amount for such Group [_] Series over the Series Invested Amount for such Group [_] Series may be proportionally larger than the positive difference of the Adjusted Series Invested Amount for Series [_]-[_] over the Series Invested Amount for Series [_]-[_].  The Adjusted Series Invested Amount for each Group [_] Series is used to determine the Series Allocation Percentage for such Group [_] Series.  Consequently, in the event that a Pool Balance Deficit exists, if any Group [_] Series has more stringent concentration limits than the Series [_]-[_] Concentration Limits, more-stringent eligibility criteria than the eligibility criteria for Series [_]-[_] and/or a higher discount rate than the Series [_]-[_] Discount Rate, such circumstance may result in reduced Group [_] Available Funds allocated to Series [_]-[_] on any Payment Date than would be the case if the concentration limits, eligibility criteria and discount rate for each Group [_] Series were the same.

Because some actions require the consent of Majority Group [_] Creditor Representatives, additional Group [_] Series may dilute the voting rights of your Notes.  In addition, the Trust may also issue Series backed by other Groups of Trust DPPAs.  Because certain actions of the Trust will require the consent of Majority Trust Creditor Representatives, the addition of Groups may further dilute the voting rights of your Notes.  The interests of the Creditors of a new Group [_] Series or Group may be different from your interests.

Payment priorities increase the risk of loss by, or delay in payment to, holders of certain classes of Notes
Based on the priorities described under “Description of the Notes—Priority of Payments,” during the Amortization Period, classes of Notes that receive principal payments before other classes will be repaid more rapidly than the other classes.  [Because principal of the Notes will be paid sequentially during the Amortization Period[19] (except in the case of the Class A-2 Notes and Class A-3 Notes after the occurrence of an Event of Default resulting in an acceleration of the Notes), if an Optional Redemption has not been effected by the Trust, classes of Notes lower in payment priority will be Outstanding longer, and therefore, will be exposed to the risk of losses on the Receivables during periods after other classes have received most or all amounts payable on their Notes, and after which a disproportionate amount of

19      If the payment priority differs in any transaction, the risk factor will be revised to address the related payment priority risk.

credit and payment enhancement may have been applied and not replenished.]

If an Optional Redemption has not been effected by the Trust, because of the priority of payment on the Notes, the yields of the classes of Notes lower in payment priority will be more sensitive to losses on the Receivables and the timing of these losses than the classes of Notes higher in payment priority.  Accordingly, the Class A-2 Notes will be relatively more sensitive to losses on the Receivables and the timing of these losses than the Class A-1 Notes; the Class A-3 Notes will be relatively more sensitive to losses on the Receivables and the timing of these losses than the Class A-2 Notes; the Class B Notes will be relatively more sensitive to losses on the Receivables and the timing of these losses than the Class A Notes; the Class C Notes will be relatively more sensitive to losses on the Receivables and the timing of these losses than the Class A Notes and Class B Notes; the Class D Notes will be relatively more sensitive to losses on the Receivables and the timing of these losses than the Class A Notes, Class B Notes and Class C Notes; and the Class E Notes will be relatively more sensitive to losses on the Receivables and the timing of these losses than the Class A Notes, Class B Notes, Class C Notes and Class D Notes.  If the actual rate and amount of losses exceed expectations, and if amounts [available under the Letter of Credit and] in the Reserve Account are insufficient to cover the resulting shortfalls on any Payment Date, it may adversely affect the yield on your Notes, and you may incur losses on your Notes.

In addition, the Notes are subject to risk because payments of principal and interest on the Notes on each Payment Date are subordinated to the payment of the Servicing Fee, certain amounts payable to the Master Collateral Agent, the Indenture Trustee, the Owner Trustee[, the Letter of Credit Provider] and the Asset Representations Reviewer in respect of fees, expenses and indemnification amounts[, senior swap payments] and certain amounts payable to the successor servicer in respect of a one-time engagement fee.  As a result, payments on your Notes may be delayed or you may incur losses on your Notes.

For additional information, you should refer to “—Collections on Receivables allocated to Series [_]-[_], and any credit or payment enhancement, are the only source of payment for your Notes, and if they are not sufficient, you will incur losses on your Notes” below.

[Holders of Class B Notes, Class C Notes, Class D Notes and Class E Notes will be subject to greater risk of loss because of subordination]
[The Class B Notes bear a greater risk of loss than the Class A Notes, the Class C Notes bear a greater risk of loss than the Class A Notes and Class B Notes, the Class D Notes bear a greater risk of loss than the Class A Notes, Class B Notes and Class C Notes, and the Class E Notes bear a greater risk of loss than the Class A Notes, Class B Notes, Class C Notes and Class D Notes because of the subordination features of the transaction.  Payment of principal of the Class B Notes is subordinated to payment of interest on and principal of the Class A Notes.  Payment of principal of the Class C Notes is subordinated to payment of interest on and principal of the Class A Notes and Class B Notes.  Payment of principal of the Class D Notes is subordinated to payment of interest on and principal of the Class A Notes, Class B Notes and Class C Notes.  Payment of principal of the Class E Notes is subordinated to payment of interest on and principal of the Class A Notes, Class B Notes, Class C Notes and Class D Notes.

If a Priority Principal Payment is required on any Payment Date (including for deposit into the Principal Funding Account, as applicable), interest on each class of Notes will be subordinated to the payment of allocation of any such required Priority Principal Payments ranking higher in payment priority, until such Priority Principal Payments have been paid (or deposited into the Principal Funding Account, as applicable) in full.

[In addition, so long as any Class A Notes are Outstanding, failure to pay interest on the Class B Notes will not be an Event of Default.  So long as any Class A Notes or Class B Notes are Outstanding, failure to pay interest on the Class C Notes will not be an Event of Default.  So long as any Class A Notes, Class B Notes or Class C Notes are Outstanding, failure to pay interest on the Class D Notes will not be an Event of Default.  So long as any Class A Notes, Class B Notes, Class C Notes or Class D Notes are Outstanding, failure to pay interest on the Class E Notes will not be an Event of Default.]

In addition, in the event the Notes are accelerated and declared to be due and payable following the occurrence of an Event of Default, no interest or principal will be paid to the Class B Notes until the Class A Notes have been paid in full, no interest or principal will be paid to the Class C Notes until the Class A Notes and Class B Notes have been paid in full, no interest or principal will be paid to the Class D Notes until the Class A Notes, Class B Notes and Class C Notes have been paid in full, and no interest or principal will be paid to the Class E Notes until the Class A Notes, Class B Notes, Class C Notes and Class D Notes have been paid in full.  Only the most senior class of Notes Outstanding, as the Controlling

Class, may accelerate the Notes or direct the Indenture Trustee, as Creditor Representative, to vote in respect of Series [_]-[_] in the exercise of remedies under the Master Collateral Agreement upon an Event of Default, including in connection with the sale of the Receivables and other assets of the Trust designated to Group [_] in certain circumstances.  Because of the subordination provisions of the transaction, the Controlling Class may have an incentive to accelerate the Notes and/or to cause the Indenture Trustee to vote to cause the sale of the Receivables and other assets of the Trust designated to Group [_], since the Controlling Class must be paid in full before any of the more junior classes are entitled to any payments; provided, that the Receivables and other assets of the Trust designated to Group [_] will only be sold by the Master Collateral Agent upon the occurrence of an Event of Default in the circumstances described under “Description of the Notes—Events of Default—Remedies Following Event of Default”.  The Class E Notes, as the most subordinated class of Notes, bear the greatest risk of loss.]

Noteholders will bear all reinvestment risk resulting from principal payments on the Notes occurring earlier than expected
It is not anticipated that any principal payments will be made on the Notes prior to the Anticipated Redemption Date.  However, if an Amortization Event occurs prior to the Anticipated Redemption Date, the Amortization Period will begin earlier than anticipated and the Trust will pay principal of your Notes earlier than expected.  During the Amortization Period, the Notes are required to be paid in full, sequentially by class.  In addition, while the Notes are expected to be redeemed on the Anticipated Redemption Date, an Optional Redemption of the Notes may occur prior to the Anticipated Redemption Date on any date on or after the Earliest Redemption Date.

For a full description of the circumstances giving rise to an Amortization Event, see “Description of the Notes—Amortization Period.”

During the Amortization Period, the rate of payment on the Notes will also depend on the rate of payment on the Receivables, including prepayments.  Faster than expected rates of prepayments on the Receivables will cause the Trust to pay principal of your Notes more quickly during the Amortization Period.  Prepayments on the Receivables will occur if:

	•	Obligors prepay all or a portion of their Receivables, including in connection with entering into an Upgrade Contract,
	•	the Servicer acquires modified or impaired Receivables, including cancelled Receivables,
	•	an Originator or the Servicer, as applicable reacquires Receivables that were not Eligible

Receivables as of the related Acquisition Date or Designation Date, as applicable,
•	the Marketing Agent acquires, or causes the related Originator to acquire, a transferred Receivable, or the Marketing Agent makes certain payments, or requires the related Originator to make certain payments, with respect to credits granted to an Obligor under a Receivable, or

	•	the Marketing Agent prepays, or causes the related Originator to prepay, a Receivable under the terms of an Upgrade Contract.

A variety of economic, social and other factors will influence the rate of prepayments on the Receivables, including individual Obligor circumstances, the types of Verizon Wireless marketing programs and those of its competitors, changes in technology, changes in customer preferences for certain wireless devices, the release of new versions of certain manufacturer’s wireless devices and changes in the demand for wireless devices in general during celebration seasons that occur during the calendar year, and changes made by the Servicer to the order in which the Servicer applies payments and credits to an Obligor’s account.  For a discussion of risks related to certain economic, social and other factors affecting individual Obligors, see “—Performance of the Receivables is uncertain and depends on many factors and may worsen in an economic downturn, which may increase the likelihood that payments on your Notes will be delayed or that you will incur losses on your Notes” below.  Verizon Wireless permits customers to cancel their Device Payment Plan Agreement, including any Receivable, for [fourteen (14) days after origination, in the case of Consumer Obligors, and thirty (30) days after origination, in the case of Business Obligors].  In addition, Verizon Wireless has permitted, and may permit in the future, cancellations of Device Payment Plan Agreements for specified periods of time during holiday periods.  No prediction can be made about the actual prepayment rates that will occur for the Receivables.  For a discussion of additional risks related to Upgrade Offers, see “—Verizon Wireless’ Upgrade Offers may adversely impact Collections on the Receivables and the timing of principal payments, which may result in reinvestment risk” below.

You will bear all reinvestment risk resulting from principal payments on your Notes occurring earlier than expected as a result of the circumstances and factors described above.

Noteholders will bear all interest rate risk resulting from principal payments on the Notes occurring later than expected	Other than in connection with an Optional Redemption on or after the Earliest Redemption Date, no principal will be paid on the Notes until the Amortization Period begins. It is anticipated that the

Trust will redeem the Notes by the Anticipated Redemption Date, but the Trust has no obligation to do so.  Whether the Trust effects an Optional Redemption depends on the ability of the Trust to obtain cash sufficient to pay all principal of and accrued and unpaid interest on the Notes, [and any applicable Make-Whole Payments and Additional Interest Amounts due and payable on that date,] in full in connection therewith.  The Trust may redeem the Notes with any amounts available to it for such purpose, including distributions on the Certificates, proceeds of the issuance of another Series, proceeds of sales of Receivables, amounts on deposit in the Principal Funding Account and the Reserve Account or capital contributions by the Certificateholders.  Whether such amounts are available to the Trust will be dependent on a number of factors prevailing at the time an Optional Redemption may be exercised, including, among other things, the market for and the value of the Receivables, prevailing interest rates, the availability of credit and general economic conditions.  There can be no assurance that the Trust will have sufficient funds to effect an Optional Redemption or that the Trust will effect an Optional Redemption on any date when it is eligible to do so.

In addition, the Trust does not have an obligation to pay a specified amount of principal of any class of Notes on any date other than the remaining Outstanding amount of that class of Notes on its Final Maturity Date or, if an Optional Redemption is exercised, the related redemption date.  Failure to pay principal of any class of Notes on any Payment Date will not be an Event of Default until the Final Maturity Date of that class or, if an Optional Redemption is exercised, the related redemption date.  If the Notes have not been redeemed as of the Anticipated Redemption Date, an Amortization Event will occur and the Amortization Period will begin.  During the Amortization Period, the Notes are required to be paid in full, sequentially by class, and no principal will be paid on any class of Notes until all senior classes of Notes have been paid in full. If principal of your Notes is paid later than expected, it may adversely affect the yield on your Notes.  You will bear all interest rate risk resulting from principal payments on your Notes occurring later than expected.

[An increase in the aggregate initial Note Balance of the Notes may affect the liquidity of your Notes or dilute your voting rights]
[The Trust may offer and sell Notes of each class having an initial Note Balance that is greater than the Note Balance shown on the cover page of this prospectus depending on, among other considerations, market conditions and demand for the Notes. The aggregate initial Note Balance of the Notes is not expected to be known until pricing.  The size of a class of Notes may affect liquidity of that class, with smaller classes being less liquid than larger classes.  In addition, if your class of Notes is larger than you expected, then you will hold a smaller percentage of that class of Notes and the voting power of your Notes will be diluted.]

[The unknown allocation of the Class A-1a Notes and Class A-1b Notes may expose Noteholders to basis risk [and [Cap][Swap] Counterparty risk]]
[The allocation of the initial Note Balance between the Class A-1a Notes and Class A-1b Notes may not be known until the time of pricing, but the Depositor expects that the initial Note Balance of the Class A-1b Notes will not exceed $[_].  Investors should not expect further disclosure of these matters prior to their entering into commitments to purchase these classes of Notes.  The higher the initial Note Balance of the Class A-1b Notes is, the more exposure Noteholders will have to basis risk [and [Cap][Swap] Counterparty risk].  See [“—Payments on the Notes may be dependent on payments made by the [Cap][Swap] Counterparty under the [Cap][Swap] Agreement, and if Series [_]-[_] Available Funds are not adequate, you may incur losses on your Notes] below][“—Series [_]-[_] will include floating rate Notes, but the Trust will not enter into any interest rate hedge agreements in respect of Series [_]-[_], so if interest rates rise, you may incur losses on your Notes” below].]

[Decreases in the applicable Benchmark will reduce the rate of interest on the Class A-1b Notes]
[The Class A-1b Notes bear interest at a floating rate based on a Benchmark, which initially will be One-Month LIBOR.  As a result, changes in One-Month LIBOR or any other applicable Benchmark will affect the amount of interest payable on the Class A-1b Notes. To the extent that the applicable Benchmark rate decreases for any Accrual Period, the rate at which the Class A-1b Notes accrue interest for that Accrual Period will be reduced, provided that the interest rate on the Class A-1b Notes for any Accrual Period will not be less than 0.00%.  A negative Benchmark rate could result in the interest applied to the Class A-1b Notes decreasing to 0.00% for the related Accrual Period.]

[Payments on the Notes may be dependent on payments made by the [Cap][Swap] Counterparty under the [Cap][Swap] Agreement, and if Series [_]-[_] Available Funds are not adequate, you may incur losses on your Notes]

[The Trust will enter into a [Cap][Swap] Agreement in respect of Series [_]-[_] with the [Cap][Swap] Counterparty to hedge the basis risk that results from the required payment of interest on the Class A-1b Notes at a rate based on a Benchmark, which initially will be One-Month LIBOR on the terms described under “The [Cap][Swap] Agreement.”  The Trust’s ability to protect Series [_]-[_] from shortfalls in cash flow caused by increases in the Benchmark above [_]% will depend to a large extent on the terms of the [Cap][Swap] Agreement and whether the [Cap][Swap] Counterparty performs its obligations under the [Cap][Swap] Agreement.  [If One-Month LIBOR increases above [_]% and Series [_]-[_] does not receive the payments it expects from the [Cap][Swap] Counterparty, Series [_]-[_] may not have adequate funds to make all payments to

Noteholders when due, and you may incur losses on your Notes.]

[In the event that on any Payment Date the interest rate on the Class A-1b Notes is calculated based on a Benchmark other than One-Month LIBOR as described under “Description of the Notes—Payments of Interest—Floating Rate Benchmark; Benchmark Transition Event,” the amount that the [Cap][Swap] Counterparty would be required to pay to the Trust in respect of Series [_]-[_] under the [Cap][Swap] Agreement will either be based on One-Month LIBOR for that Payment Date or, if One-Month LIBOR for such Payment Date is not available, the interest rate determined in the manner set forth in the [Cap][Swap] Agreement, which interest rate may differ from the interest rate on the Class A-1b Notes.  In such circumstances, payments made to the Trust in respect of Series [_]-[_] under the [Cap][Swap] Agreement may be insufficient to cover the basis risk associated with having the Class A-1b Notes accrue interest at floating rate determined based on the then current Benchmark.  If Series [_]-[_] does not receive sufficient amounts from the [Cap][Swap] Counterparty, Series [_]-[_] may not have adequate funds to make all payments to Noteholders when due, and you may incur losses on your Notes.]

[In addition, on any Payment Date, the [cap][swap] notional amount may be lower than the actual Note Balance of the Class A-1b Notes on that Payment Date.  Therefore, the amount paid under the [Cap][Swap] Agreement on such Payment Date may not be sufficient to fully protect the Class A-1b Notes from fluctuations in the Benchmark.]

[During those periods in which the interest rate payable on the Class A-1b Notes is greater than the amount payable by the Trust in respect of Series [_]-[_] to the Swap Counterparty, the Trust will be more dependent on receiving payments from the Swap Counterparty in order to make payments on all classes of Notes. If the Swap Counterparty fails to pay the net amount due, the amount of credit and payment enhancement available in the current or any future period may be reduced.  As a result, payments on your Notes may be delayed or you may incur losses on your Notes.  On the other hand, during those periods in which the interest rate payable on the Class A-1b Notes is less than the amount payable by the Trust in respect of Series [_]-[_] to the Swap Counterparty, Series [_]-[_] will be obligated to make payments to the Swap Counterparty. The Swap Counterparty will have a claim on Series [_]-[_] Available Funds for the net swap payment and other amounts due to the Swap Counterparty from the Trust. The Swap Counterparty’s claim for certain net swap payments will be pari passu with or higher in priority than payments of principal of and interest on all classes of Notes. On any Payment Date, the Swap Counterparty will receive payment of certain amounts due to it under the Swap Agreement (if any) on a pari passu basis with interest on the Class A Notes. If there is a shortage of Series [_]-[_] Available Funds available on any Payment Date, you may incur losses on your Notes.]

[Termination of the [Cap][Swap] Agreement and the inability to locate a replacement [cap][swap] counterparty would expose the Trust and the Noteholders to interest rate risk and you may incur losses on your Notes]

[The [Cap][Swap] Agreement may be terminated if particular events occur.  Most of these events are generally beyond the control of the Trust or the [Cap][Swap] Counterparty.  If a termination event under the [Cap][Swap] Agreement occurs and the Administrator, on behalf of the Trust, is unable to assign the [Cap][Swap] Agreement to another party, obtain an interest rate [cap][swap] agreement on substantially the same terms or establish any other arrangement consistent with the rating agencies’ criteria, Series [_]-[_]’s exposure to interest rate fluctuations may no longer be hedged.  Exposure of Series [_]-[_] to interest rate risk may reduce amounts available to pay Noteholders, and payments on your Notes may be delayed or you may incur losses on your Notes.]

[Series [_]-[_] will include floating rate Notes, but the Trust will not enter into any interest rate hedge agreements in respect of Series [_]-[_], so if interest rates rise, you may incur losses on your Notes]

[The Class A-1b Notes bear interest at a floating rate based on the Benchmark, which initially will be One-Month LIBOR, as described under “Description of the Notes—Payments of Interest.”  Even though Series [_]-[_] will include the Class A-1b Notes as floating rate Notes, the Trust will not enter into any interest rate swap or interest rate cap agreements in respect of Series [_]-[_] in connection with the issuance of the Class A-1b Notes.

If the floating rate payable in respect of the Class A-1b Notes increases to the point where the amount of interest and principal due on the Notes, together with other fees and expenses payable by the Trust in respect of Series [_]-[_], exceeds the Series [_]-[_] Available Funds available to make those payments, there may not be sufficient Series [_]-[_] Available Funds to make payments on the Notes, including the Class A-1b Notes, and you may incur losses on your Notes.]

Because you have limited control over actions of the Trust and amendments to the transaction documents, and conflicts between classes of Notes may occur, your Notes may be adversely affected
The Trust will pledge the Receivables to the Master Collateral Agent to secure payment of the Group [_] Credit Extensions.  In the event that certain votes or directions may occur or be given under the Master Collateral Agreement by a specified percentage of Group [_] Creditors, the Controlling Class will direct the Indenture Trustee, as Group [_] Creditor Representative for Series [_]-[_], as to how it should vote or direct such matters; provided that if any vote or direction under the Master Collateral Agreement requires the consent or direction of Creditor Representatives representing all Credit Extensions, or Group [_] Creditor Representatives representing all Group [_] Credit Extensions, the Indenture Trustee, as Creditor Representative for Series [_]-[_], will only vote or give such direction in accordance with the direction of 100% of the Noteholders.  Any such vote or direction by the Indenture Trustee, as Creditor Representative for Series [_]-[_], at the direction of the Controlling Class, will be made on behalf of all Noteholders, notwithstanding that such action was taken solely at the direction of the Controlling Class.  In particular, the Controlling Class will be entitled to direct the Indenture Trustee to accelerate the Notes after an Event of Default, waive Events of Default (other than failure to pay principal or interest or for a breach of a covenant or term that can only be waived with the consent of all Noteholders), vote to terminate the Servicer upon a Servicer Termination Event, vote to waive Servicer Termination Events and to direct the Indenture Trustee with respect to certain other actions or votes in connection with remedies or rights available to Noteholders.

In addition, as described under “The Trust,” “Servicing the Receivables and the Securitization Transaction—Amendments to Transfer and Servicing Agreement,” “Description of the Notes—Amendments to Master Collateral Agreement” and “Description of the Notes—Amendments to Indenture,” upon the satisfaction of certain requirements, certain amendments to the Indenture and other transaction documents can be effected without the consent of any Noteholders, with the consent of only a specified percentage of Noteholders of the Controlling Class or with the consent of a specified percentage of the Creditor Representatives of all Credit Extensions, including Credit Extensions related to Groups other than Group [_].  The Controlling Class will have the right to direct the Indenture Trustee, as Creditor Representative for Series [_]-[_], as to how to vote in connection with any amendments to the transaction documents that require the consent of Creditor Representatives.  [In addition, the Administrator may amend the transaction documents for the purpose of making Benchmark Replacement Conforming Changes, without the consent of any other party.]  There can be no assurance as to whether or not amendments effected without a Noteholder vote will adversely affect the performance of the Notes.

Noteholders that are not part of the Controlling Class will have no right to cause the Indenture Trustee to take any of these actions or vote in favor of any of these actions.  Only the Controlling Class will have these rights.  The Controlling Class may have different interests from the Noteholders of other classes and will not be required to consider the effect of its actions on the Noteholders of other classes, which may adversely affect your rights under your

Notes.  In addition, Creditors of different Groups may have different interests than the Group [_] Creditors and will not be required to consider the interests of the Group [_] Creditors (including Noteholders) in connection with the exercise of rights or remedies under the transaction documents that require the consent or direction of Creditor Representatives from all Groups, which may adversely affect the Notes.

Under the Master Collateral Agreement, a percentage of the Group [_] Creditors (through the applicable Creditor Representative, which for Series [_]-[_] will be the Indenture Trustee) may direct the Master Collateral Agent to take actions after an Event of Default, including liquidating the Receivables.  These actions may be contrary to the actions that you determine to be in your best interest.  The Controlling Class may, in some circumstances, direct the Indenture Trustee to vote, on behalf of Series [_]-[_], to cause the Master Collateral Agent to sell the Receivables and other assets of the Trust designated to Group [_] after an Event of Default even if the proceeds would not be sufficient to pay all of the Notes in full.  In this event, if your Notes cannot be paid in full with the proceeds of a sale of the Receivables and other assets of the Trust designated to Group [_], you will incur a loss on your Notes.

For a more detailed description of the actions that the Controlling Class may direct, you should read “Description of the Notes—Events of Default—Remedies Following Event of Default” and “Servicing the Receivables and the Securitization Transaction—Resignation and Termination of Servicer.”

Risks Related to the Receivables

Collections on Receivables allocated to Series [_]-[_], and any credit or payment enhancement, are the only sources of payment for your Notes, and if they are not sufficient, you will incur losses on your Notes

Other than in the case of an Optional Redemption, no assets or sources of funds other than the Collections on the Receivables (but not including recoveries on Written-Off Receivables) allocated to Series [_]-[_], and other credit or payment enhancement expressly set forth in this prospectus, will be available to make payments on the Notes.  The Trust may own Device Payment Plan Agreements that are designated to Groups other than Group [_], but collections on or proceeds of such Device Payment Plan Agreements will not be available to make payments on the Notes.  In addition, the credit or payment enhancement for the Notes is limited.  The Notes will not be insured or guaranteed by the Sponsor, the Originators, [the Additional Transferor,] the Servicer, the Depositor, the Parent Support Provider, the Marketing Agent, any of their respective affiliates or any other Person [except as specifically described in this prospectus].  Therefore, in the event that an Optional Redemption has not been effected by the Trust, if Collections on the Receivables allocated to Series [_]-[_], together with the credit and payment enhancement for Series

[_]-[_], are insufficient to pay amounts due on your Notes on any Payment Date, you will incur losses on your Notes.  See also “—Payment priorities increase the risk of loss by, or delay in payment to, holders of certain classes of Notes” above.

Recoveries on defaulted Receivables may be limited, and recoveries on Written-Off Receivables will be unavailable to make payments on the Notes, and you may incur losses on your Notes
If an Obligor defaults on a Receivable, the Servicer may be unable to collect the remaining amount due under that Receivable.  In addition, recoveries on Written-Off Receivables, including any proceeds from the sale of a wireless device securing a Receivable, will be retained by the Servicer as additional servicing compensation. Therefore, Noteholders should not rely on any recoveries on defaulted or Written-Off Receivables as a source of funds available to make payments on the Notes.  Depending on the amount, rate and timing of defaults and write-offs on Receivables, you may incur losses on your Notes.

The addition or removal of Receivables may decrease the credit quality of the assets of the Trust designated to Group [_] securing the Notes and may result in accelerated, reduced or delayed payments on the Notes

The pool of Receivables may change every day depending on the number of Device Payment Plan Agreements transferred to the Trust and designated to Group [_], any re-designation of Trust DPPAs to Group [_] on any Designation Date, any sales of Receivables by the Trust, any re-designation of Receivables from Group [_] to a different Group as Trust DPPAs, and the amortization of the Receivables.  If the addition or removal of Receivables reduces the credit quality of the pool of Receivables, it may impact the ability of the Trust to effect an Optional Redemption or increase the likelihood of the occurrence of an Amortization Event, and consequently increase the likelihood of accelerated, reduced or delayed payments on your Notes or that you will incur losses on your Notes. Any Receivables transferred to the Trust and designated to Group [_] after the Closing Date will be originated by the Originators using the origination and underwriting policies and procedures described under “Origination and Description of Device Payment Plan Agreement Receivables—Underwriting Criteria,” as in effect at the time the additional Receivables are originated, which may be updated in the normal course of Verizon Wireless’ business, as described under “Receivables—Description of the Receivables.”  Moreover, the additional Receivables may have different terms than the Receivables existing on the Closing Date, including, but not limited to, with respect to the charging of interest, the original term, the amount of the monthly payment and/or the Obligor’s ability to prepay the related Device Payment Plan Agreement.

Other Group [_] Series may have different, and less-stringent eligibility criteria than Series [_]-[_], and the additional Receivables eligible for such other Group [_] Series may not be of the same credit quality as the Receivables that meet the eligibility criteria for Series [_]-[_].  The proportion of Receivables that qualify as

Series [_]-[_] Eligible Receivables may vary.  The eligibility criteria for Series [_]-[_] are solely for the purposes of determining the Ineligible Amount for Series [_]-[_], which is used to calculate the Series [_]-[_] Allocation Percentage.  Series [_]-[_] will be entitled to Collections, and exposed to delinquencies and defaults, on Receivables that do not qualify as Series [_]-[_] Eligible Receivables.  The performance of Receivables that do not qualify as Series [_]-[_] Eligibility Receivables may differ significantly from the performance of Series [_]-[_] Eligible Receivables, and defaults and delinquencies on such Receivables may be higher than defaults and delinquencies on Series [_]-[_] Eligible Receivables.  Investors in the Notes may suffer losses as a result of exposure to delinquencies and defaults on Receivables that do not qualify as Series [_]-[_] Eligible Receivables.

Other Group [_] Series may have different, and less-stringent concentration limits than the Series [_]-[_] Concentration Limits, which may cause the portfolio of Receivables in the aggregate to not be of the same credit quality as the portfolio of Receivables that satisfy the Series [_]-[_] Concentration Limits.  The concentration limits for any Group [_] Series are solely for the purposes of calculating the Excess Concentration Amount for such Group [_] Series, which is used to calculate the Series Allocation Percentage for such Group [_] Series.  Series [_]-[_] will be entitled to Collections, and exposed to delinquencies and defaults, on Receivables which, in the aggregate, have Principal Balances that are in excess of the Series [_]-[_] Concentration Limits.  The performance of the Receivables in the aggregate may differ significantly from the performance of the portfolio of Receivables that satisfy the Series [_]-[_] Concentration Limits, and defaults and delinquencies on the portfolio of Receivables in the aggregate may be higher than defaults and delinquencies on the Receivables that satisfy the Series [_]-[_] Concentration Limits.  Investors in the Notes may suffer losses as a result of exposure to delinquencies and defaults on Receivables which, in the aggregate, have Principal Balances that are in excess of the Series [_]-[_] Concentration Limits.

[For more information about the changes Verizon Wireless has made to its policies in the past, you should read “Origination and Description of Device Payment Plan Agreement Receivables—Material Changes to Origination and Underwriting Policies and Procedures.”]

Performance of the Receivables is uncertain and depends on many factors and may worsen in an economic downturn, which may increase the likelihood that payments on your Notes will be delayed or that you will incur losses on your Notes

The performance of the Receivables depends on a number of factors, including general economic conditions, unemployment levels, the circumstances of individual Obligors, Verizon Wireless’ underwriting standards at origination, including down payment requirements or credit limits, Verizon Wireless’ servicing and collection strategies, increases in fraud, particularly relating to new wireless devices and increases in the price of such devices, and changes in Verizon Wireless’ marketing strategies, all of which could result in higher delinquencies and losses on the Receivables.  Because many of these factors are outside the control of Cellco, the performance of the Receivables cannot be predicted with accuracy.  In addition, the performance of the Receivables may worsen in an economic downturn, which may increase the likelihood that payments on your Notes will be delayed or that you will incur losses on your Notes.

[In addition, the COVID-19 Pandemic and governmental responses to the COVID-19 Pandemic have resulted in a slowdown of global economic activity, which has significantly impacted Verizon’s customers. It is impossible to predict the economic effect of the COVID-19 Pandemic, or its effect on the value or performance of the Receivables or the Notes.  See “—Adverse events arising from the COVID-19 Pandemic may cause you to incur losses on your Notes” below.]

For more information about the performance of the Verizon Wireless’ portfolio of Device Payment Plan Agreements and the Receivables, you should read “Servicing the Receivables and the Securitization Transaction—Delinquency and Write-Off Experience.”

This prospectus provides information regarding the characteristics of the Receivables as of the Statistical Calculation Date that may differ from the characteristics of the Receivables on the Closing Date

This prospectus describes the characteristics of the Receivables as of the Statistical Calculation Date. The pool of Receivables on the Closing Date may not include certain Receivables designated to Group [_] as of the Statistical Calculation Date and may include other Receivables designated to Group [_] after the Statistical Calculation Date.  While the characteristics of the Receivables on the Closing Date are not expected to differ materially from the characteristics of the Receivables as of the Statistical Calculation Date, it is possible that the characteristics of the Receivables on the Closing Date will be worse than the characteristics of the Receivables disclosed in this prospectus.

Geographic concentration of the Receivables may delay payments on, or result in losses on, your Notes
As of the Statistical Calculation Date, the billing addresses of the Obligors under the Receivables (by aggregate Principal Balance) were concentrated in [_] (approximately [_]%), [_] (approximately [_]%), and [_] (approximately [_]%).  No other state made up more than 5.00% of the Receivables as of the

Statistical Calculation Date.  However, the geographic concentration of the Receivables on the Closing Date may be different than the geographic concentration of the Receivables as of the Statistical Calculation Date.

Economic conditions or other factors affecting states with a high concentration of Receivables, including any interruption of wireless service available on Verizon Wireless’ network with respect to any geographic area, could adversely impact the delinquency or write-off experience of the Trust.  In addition, extreme weather conditions, natural disasters, public health crises (such as the COVID-19 Pandemic) or travel restrictions and disruptions caused by directives (such as requirements that individuals stay in or close to their homes) intended to limit the spread of the COVID-19 Pandemic,  could cause substantial business disruptions, economic losses, unemployment and an economic downturn.  The ability of Obligors in affected areas to make timely payments could be adversely affected.  The Trust’s ability to make payments on the Notes could be adversely affected by any of these factors if the Obligors in impacted locations are unable to make timely payments with respect to their Receivables.  As a result, payments on your Notes may be delayed or you may incur losses on your Notes.

Interests of other Persons in the Receivables could reduce funds available to pay your Notes, and you may incur losses on your Notes
If another Person acquires an interest in a Receivable that is superior to the Trust’s interest, the Collections on that Receivable may not be available to make payments on your Notes, and you may incur losses on your Notes.  Another Person could acquire an interest in a Receivable that is superior to the Trust’s interest if:

• the Trust does not have a perfected security interest in the Receivable because the Depositor’s security interest in the Receivable was not properly perfected, or

• the Trust’s security interest in the Receivable is impaired because holders of some types of liens, such as tax liens, may have priority over the Trust’s security interest.

Payments on the Trust DPPAs will be subordinated to certain other payments by the Obligors, and payments on your Notes may be delayed or you may incur losses on your Notes
As described under “Servicing the Receivables and the Securitization Transaction—Collections and Other Servicing Procedures,” Obligors receive one bill for each Verizon Wireless account, an Obligor may have multiple accounts and an Obligor may have multiple wireless devices under an account and one or more of these wireless devices may be subject to a Device Payment Plan Agreement which may be included as Receivable.  Payments remitted by an Obligor to Verizon Wireless or credits granted by Verizon Wireless on the related account currently are applied to the account based on monthly aging categories, as described under “Servicing the Receivables and the Securitization Transaction—Collections and Other Servicing Procedures.”  Therefore,

• if the most recent Device Payment Plan Agreement originated with respect to an account is included as a Receivable, the Trust’s rights to receive payments from the Obligor will be subordinated to the payment of late fees, wireless service and other charges, including accessory payments and insurance payments, and any amounts due on any earlier originated Device Payment Plan Agreements; and

• if the earliest Device Payment Plan Agreement originated with respect to an account is included as a Receivable and amounts due on that Device Payment Plan Agreement are paid in full but amounts remain due on a later originated Device Payment Plan Agreement on the same account, on the next Obligor payment remittance date, past due amounts on that later originated Device Payment Plan Agreement will be paid prior to current amounts on the Device Payment Plan Agreement that is a Receivable.

The timing of payments on a Receivable could be adversely affected by the addition of Device Payment Plan Agreements on any single account and the amount of wireless service and other charges on that account.  As a result, payments on your Notes may be delayed or you may incur losses on your Notes.

In addition, the order in which payments remitted by an Obligor to Verizon Wireless and credits granted by Verizon Wireless (other than credits granted in respect of an upgrade) may be changed at any time, as long as any change applicable to the Receivables (i) is also applicable to all Device Payment Plan Agreements that Cellco services and (ii) so long as Cellco is the Servicer, does not have a material adverse effect on the creditors of the Trust.  Any modification could negatively impact Collections on the Receivables, and you may incur losses on your Notes.

See “Servicing the Receivables and the Securitization Transaction—Servicing Obligations of Cellco” and “—Collections and Other Servicing Procedures” for further details on the application of Obligor payments.

Verizon Wireless’ Upgrade Offers may adversely impact Collections on the Receivables and the timing of principal payments, which may result in reinvestment risk
Prepayments on the Receivables could occur if Obligors under the Receivables choose to upgrade wireless devices that are the subject of related Device Payment Plan Agreements, as described under “Origination and Description of Device Payment Plan Agreement Receivables—Upgrade

Offers.”  The number of upgrades occurring pursuant to Upgrade Offers will depend on a variety of economic, social and other factors, including improved technology available in newer wireless devices, customer demand for, and supply of, specific wireless devices (including newly released wireless devices), any other promotional offers offered by Verizon Wireless, and seasonal changes in the demand for wireless devices.  An increase in the number of upgrades accepted under Upgrade Offers would result in a corresponding increase in prepayments to the Trust by the Marketing Agent or the related Originator, or prepayments by the related Obligors, as applicable.  During the Revolving Period, amounts collected by the Trust, including prepayment amounts related to Upgrade Offers, will not be applied as payments of principal of your Notes. During the Amortization Period, amounts collected by the Trust in respect of the Receivables, including prepayment amounts related to Upgrade Offers, will be part of Series [_]-[_] Available Funds that are used to pay principal of your Notes.  Therefore, any prepayments on the Receivables during the Amortization Period may result in your Notes being paid earlier than expected and may adversely affect the yield on your Notes.  You will bear all reinvestment risk resulting from principal payments on your Notes occurring earlier than expected.  See also “—Noteholders will bear all reinvestment risk resulting from principal payments on the Notes occurring earlier than expected” above.

In addition, failure to deposit required prepayment amounts with respect to an upgrade under an Upgrade Offer into the Collection Account when required will result in a Servicer Termination Event so long as Cellco is the Servicer.  As described under “—If Cellco is removed or resigns as Servicer, payments on your Notes may be delayed and you may incur losses on your Notes” below.  See “Servicing the Receivables and the Securitization Transaction—Resignation and Termination of Servicer” below, this may lead to severe disruptions in servicing the Receivables and delays in payment on the Receivables, and you may incur losses on your Notes.

Upgrade Offers may present bankruptcy risks, which may result in losses on your Notes
If the Marketing Agent or any Originator files for bankruptcy under Chapter 11 of the Bankruptcy Code, the Marketing Agent or any Originator, as applicable, as debtor in possession, may continue to offer Upgrade Programs, including the Current Upgrade Program, and may choose either to perform or not to perform its obligations thereunder, as described under “Some Important Legal Considerations—Matters Relating to Bankruptcy—Bankruptcy Proceedings of Cellco or Other Originators and Impact on Upgrade Offers.”

If the Marketing Agent or any Originator fails to remit required prepayment amounts to the Trust, the Trust may have difficulty collecting against the related Obligor, and the Obligor may be less likely to pay amounts remaining due under the Obligor’s original Device Payment Plan Agreement.  In addition, the Obligor may argue that it has a defense to making payments to the Trust because it fulfilled all of its obligations as specified in the Upgrade Offer or as a result of statements purportedly made by the Marketing Agent or any Originator. This may result in reduced Collections on the Receivables, and you may incur losses on your Notes.

See “Some Important Legal Considerations—Matters Relating to Bankruptcy—Bankruptcy Proceedings of Cellco or Other Originators and Impact on Upgrade Offers.”

The application of credits to Obligor accounts may reduce payments received on the Receivables, which may delay payments on the Notes or result in losses on the Notes
As described in “Origination and Description of Device Payment Plan Agreement Receivables—Account Credits” and “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments,” from time to time Verizon Wireless may grant credits to an Obligor’s account.  Those credits currently are applied as described under “Servicing the Receivables and the Securitization Transaction—Collections and Other Servicing Procedures.”  To the extent any credits are applied against any payments due under a Receivable, and if the Marketing Agent, the related Originator or the Parent Support Provider, as applicable, does not deposit sufficient amounts into the Collection Account to cover credit amounts, actual amounts received with respect to that Receivable will be reduced.  As a result, payments on your Notes may be delayed or you may incur losses on your Notes.

In addition, because Device Payment Plan Agreements on a single account are paid in the order of their origination (with the oldest Device Payment Plan Agreement being paid first), if the earliest originated Device Payment Plan Agreement on an account is a Receivable, there is a greater risk that credits (other than credits granted in respect of cancellations, prepayments, invoicing errors or in connection with an upgrade) will be applied on the Receivable than on Device Payment Plan Agreements originated after the Receivable.  As a result, payments on your Notes may be delayed or you may incur losses on your Notes.

Verizon may become subject to investigations or actions from regulators or related oversight agencies as well as private litigation, the results of which may require Verizon Wireless to apply credits to certain customers’ accounts.  Although there are no current investigations, actions or litigation requiring the application of credits to the Receivables, Verizon Wireless could be required to apply credits to customers’ accounts in settlement of an investigation, action or litigation in the future. There can be no assurance that any future investigations, actions or litigation and any resulting settlements requiring the application of credits will not have an adverse effect on any Receivables.

In addition, if Cellco is the Servicer, failure to deposit any credit amounts into the Collection Account when required will result in a Servicer Termination Event.  As described under “—If Cellco is removed or resigns as Servicer, payments on your Notes may be delayed and you may incur losses on your Notes” below, this may lead to severe disruptions in servicing the Receivables and delays in payment on the Receivables, and you may incur losses on your Notes.  See “Servicing the Receivables and the Securitization Transaction—Resignation and Termination of Servicer.”

Increased delinquencies and defaults may result if an Obligor under a Receivable no longer has a functioning wireless device, and you may incur losses on your Notes
If an Obligor’s wireless device is lost, stolen, damaged or otherwise unusable, the Obligor remains obligated to make all remaining payments under the related Receivable, regardless of whether the related wireless device is subject to a manufacturer’s warranty.  However, because the Obligor no longer has a working wireless device, he or she may be less willing to make timely payments on the related Receivable, or may have a defense to the continued payment on the Receivable, particularly if the Obligor does not have insurance on the device and the device is not under a manufacturer’s warranty. See “Some Important Legal Considerations—Consumer Protection Laws.”  If Obligors become unwilling to make timely payments on their Receivables because the Obligors no longer have functioning wireless devices, increased delinquencies and/or defaults on payments by Obligors may occur, and you may incur losses on your Notes.

An interruption or degradation of wireless service provided by Verizon Wireless could result in reduced Collections on the Receivables, and you may incur losses on your Notes
Each Receivable is part of a customer account that includes wireless service.  Although the payment terms of the Receivables are not conditioned on the provision of wireless service, to the extent that wireless service provided by Verizon Wireless is significantly interrupted or degraded, including as a result of the dissolution of Verizon or the divestiture of Verizon’s wireless business, it may serve as a disincentive for Obligors to make continued payments under their accounts, and therefore, the related Receivable.  In addition, because the Receivables will be subject to all defenses, claims and rights of set-off of the Obligors, any interruption or degradation of service may also give rise to an affected Obligor’s defense or claim of set-off with respect to payment on the Obligor’s Receivable.  From time to time, Verizon Wireless may offer special promotions to customers who have been affected by a service interruption.  You may incur losses on your Notes as a result of any reductions in Collections related to an interruption or degradation of service or a related promotion.

In addition, the bankruptcy of Cellco or certain of its affiliates, including any of the other Originators, may result in an interruption of service.  For a more detailed description on the risks to the Notes resulting from a bankruptcy of the Sponsor or an affiliate, you should read “—Bankruptcy of any Originator, [the Additional Transferor,] the Servicer, the Marketing Agent or the Parent Support Provider may result in delayed payments on your Notes or you may incur losses on your Notes” below.

A wireless device recall or manufacturing defect may result in delayed payments or losses on your Notes
Applicable laws and governmental standards require manufacturers to take actions, from time to time, to remedy defects in wireless devices affecting wireless device safety, including through mandated recalls. As a result, manufacturers of wireless devices may be obligated to recall certain wireless devices, or may choose to recall certain wireless devices if the related manufacturer determines that those devices do not comply with relevant safety standards.  In addition, individual wireless devices may suffer from manufacturing defects that may lead to customer dissatisfaction and safety issues if any defects lead to product failures or unsafe use.

Obligors affected by a recall or whose wireless device is subject to a manufacturing defect may be more likely to be delinquent in, or default on, payments on their Receivables.  You may incur losses on your Notes as a result of any reductions in Collections related to delinquencies or defaults.  See “—Increased delinquencies and defaults may result if an Obligor under a Receivable no longer has a functioning wireless device, and you may incur losses on your Notes” above.  In addition, Obligors affected by a recall in certain circumstances may be permitted to cancel their Receivables.  In these cases, the Servicer will be required to acquire any cancelled Receivables from the Trust.  See “Servicing the Receivables and the Securitization Transaction—Servicer Modifications and Obligation to Acquire Receivables.”  From time to time, Verizon Wireless may offer special promotions to customers who have been affected by a recall.

Moreover, an Obligor affected by a recall or whose wireless device suffers a manufacturing defect, may have a defense against the ongoing payment of its related Receivable, which may result in delayed payments on your Notes, or you may incur losses on your Notes.  See “Some Important Legal Considerations—Consumer Protection Laws.”

Risks Related to Transaction Parties

An Originator’s or the Servicer’s failure to reacquire or acquire, as applicable, Receivables that do not comply with consumer protection laws may delay payments on your Notes or result in losses on your Notes

Federal and state consumer protection laws regulate the creation, collection and enforcement of consumer contracts, including the Receivables.  If any Receivable does not comply with U.S. federal and state consumer protection laws, the Servicer may be prevented from or delayed in collecting amounts due on the Receivable.  Also, some of these laws may provide that the assignee of a consumer contract (such as the Trust) is liable to the Obligor for any failure of the contract to comply with these laws.  The applicable Originator must reacquire any Receivables transferred by it that do not comply in all material respects with applicable laws at the time the Receivable was transferred to the Depositor.  In addition, the Servicer must acquire any Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date[, as applicable,] that do not comply in all material respects with applicable laws at the time the Receivable was [transferred to the Depositor or] designated to Group [_][, as applicable].  If any Originator or the Servicer, as applicable, fails to reacquire or acquire those Receivables, payments on your Notes may be delayed or you may incur losses on your Notes.

For a more detailed description of consumer protection laws relating to the Receivables, you should read “Some Important Legal Considerations—Consumer Protection Laws.”

If the Servicer is unable to perform its obligations, payments on your Notes may be delayed or you may incur losses on your Notes
Collections on the Receivables depend significantly on the ability of the Servicer to perform its obligations under the Transfer and Servicing Agreement.

Several events beyond the control of Cellco could delay or prevent its performance of these obligations, including cyber attacks, natural disasters, terrorist acts, acts of war, and public health crises (such as the COVID-19 Pandemic).  Cyber attacks against companies, including Verizon, have increased in frequency, scope and potential harm in recent years.
While, to date, Verizon has not been subject to cyber attacks which, individually or in the aggregate, have been material to its operations or financial condition, the preventive actions Verizon takes to reduce the risks associated with cyber attacks, including protection of its systems and networks, may be insufficient to repel or mitigate the effects of a major cyber attack in the future.

If the networks or systems of Cellco or those of its suppliers, vendors and other service providers are rendered inoperable by a cyber attack, Cellco’s ability to perform its obligations under the Transfer and Servicing Agreement could be compromised for a period of time or permanently.  In that case, payment on your Notes may be delayed or you may incur losses on your Notes.

If Cellco is removed or resigns as Servicer, payments on your Notes may be delayed and you may incur losses on your Notes
Cellco may be removed as Servicer if it defaults on its servicing obligations or becomes subject to bankruptcy proceedings as described in “Servicing the Receivables and the Securitization Transaction—Resignation and Termination of Servicer.”  A resignation, removal, closure or bankruptcy of Cellco may lead to severe disruptions in servicing the Receivables, including billing and collections.  If Cellco resigns or is terminated as Servicer, the processing of payments on the Receivables and information relating to collections may be delayed.  Because Obligors on an account make one payment for service, accessories, insurance, Device Payment Plan Agreements and other amounts due on that account, if Cellco is no longer the Servicer of the Receivables but continues to service the remainder of the Obligors’ accounts, billing with respect to each Receivable would have to be separated from the billing with respect to the rest of the account.  In that case, the related Obligor would receive and be responsible for the payment of at least two separate invoices, potentially causing confusion for the Obligor and a hesitancy to remit full payment on all invoices.  In addition, if Cellco is no longer the Servicer of the Receivables, the successor Servicer may not be able to exercise certain of the remedies available to Verizon Wireless for an Obligor’s failure to pay its Receivable, such as texting the related device to notify the Obligor of late payments or disconnecting service on an Obligor’s devices for continued failure to pay.  This could cause delays in payment on the Receivables, and you may incur losses on your Notes.  See also “—Verizon Wireless’ Upgrade Offers may adversely impact Collections on the Receivables and the timing of principal payments, which may result in reinvestment risk” and “—The application of credits to Obligor accounts may reduce payments received on the Receivables, which may delay payments on the Notes or result in losses on the Notes” above.

The Servicer’s ability to commingle Collections with its own funds may delay payments on the Notes or result in losses on your Notes
Until the Monthly Remittance Condition is met, the Servicer is required to deposit Collections on the Receivables into the Collection Account within two (2) Business Days after identification of receipt of good funds.  If the Monthly Remittance Condition is satisfied, the Servicer will be required to deposit Collections on the Receivables into the Collection Account on the [second] Business Day immediately preceding the related Payment Date.  Prior to remittance into the Collection Account, the Servicer will be permitted to use Collections on the Receivables at its own risk and for its own benefit and may commingle Collections on Receivables with its own funds.

In addition, if an Obligor under a Receivable pays or deposits any amount in advance of when it is due, including with respect to security deposits collected at origination, the Servicer will hold those amounts until they become due and payable in accordance with the customer’s bill. Until that time, the Servicer may use these amounts at its own risk and for its own benefit and may commingle those amounts with its own funds.

In any of these cases, if the Servicer does not deposit these amounts into the Collection Account when they become due (which could occur if the Servicer becomes subject to a bankruptcy proceeding), payments on your Notes may be delayed or you may incur losses on your Notes.

Conflicts of interest may exist among the Servicer, the Marketing Agent, the Parent Support Provider and the Trust, which may result in losses on your Notes
It is possible that an Obligor with respect to any Receivable may be an Obligor in respect of one or more additional Device Payment Plan Agreements serviced by Cellco but not included as a Receivable.  Because Cellco will be servicing all Device Payment Plan Agreements that are part of the same account, it is possible that this could result in certain conflicts of interest. For example, if an Obligor is delinquent with respect to one Device Payment Plan Agreement on the related account, but an Obligor has multiple Device Payment Plan Agreements on that account or has multiple accounts with Verizon Wireless, the Servicer may delay taking collections actions against that Obligor or may not close the delinquent account.  Verizon Wireless may also offer Obligors payment extensions, due date changes, or the waiver of late fees or other administrative fees, if any, over the course of the Receivable or allow an Obligor a longer cure period for delinquencies based on that Obligor’s past payment history, even if those actions can lead to shortfalls in collections on such Receivable.  In response to the COVID-19 Pandemic, the Servicer has implemented certain relief programs, and the Servicer may implement additional relief programs in the future.  See “—Adverse events arising from the COVID-19 Pandemic may cause you to incur losses on your Notes” below.  Moreover, as Servicer of all Device Payment Plan Agreements, regardless of whether they constitute Receivables, the Servicer can modify the way in which payments remitted by Obligors on the related accounts are allocated to such Device Payment Plan Agreements, and thereby, the Receivables.

In addition, because the Servicer is permitted to retain any recoveries on Written-Off Receivables (including any proceeds from the sale of a wireless device securing a Receivable) as additional servicing compensation, the Servicer may have a financial incentive to write-off an account.

As Marketing Agent, Cellco, may (i) grant credits to an Obligor for various reasons, including as an incentive for that Obligor to maintain service with Verizon Wireless or upgrade that Obligor’s wireless device, even if those credits could lead to shortfalls in payments received by the Trust on any Receivable and (ii) offer upgrades to various Obligors, in either case, even if the Marketing Agent, the related Originator or the Parent Support Provider, as applicable, fails to remit required amounts in respect of those credits or Upgrade Prepayments when due and even if that failure would constitute an Amortization Event.  If Cellco takes any of the actions set forth in (i) or (ii) above, and fails to remit these amounts when due, there may be a shortfall in available funds and therefore, a shortfall in Series [_]-[_] Available Funds.

Any of the actions described above taken by the Servicer or the Marketing Agent may not align with the interests of the Trust, and you may incur losses on your Notes.

The financial condition of the Parent Support Provider, the Servicer, the Marketing Agent or the Originators may affect their ability to perform their obligations, adversely impacting the Trust’s ability to make payments on the Notes, and you may incur losses on your Notes

A deterioration in the financial condition of the Parent Support Provider, the Servicer, the Marketing Agent or the Originators could adversely affect, among other things, (a) an Originator’s ability to reacquire a Receivable as required under the Transfer and Servicing Agreement or the Originator Receivables Transfer Agreement, (b) the Servicer’s ability to acquire a Receivable required to be acquired by it under the Transfer and Servicing Agreement [or the Additional Transferor Receivables Transfer Agreement], (c) the Marketing Agent’s ability to acquire a Receivable or make certain payments and prepayments in respect of Receivables as required under the Transfer and Servicing Agreement, or to cause the related Originator to do so, (d) the Servicer’s ability to effectively service the Receivables pursuant to the terms of the Transfer and Servicing Agreement, or (e) the ability of the Parent Support Provider to perform its obligations under the Parent Support Agreement.

There are a large number of factors that may affect the financial condition of these parties, including unfavorable economic conditions, the competitiveness of their businesses, their ability to respond to changes or disruptions in technology and consumer demand, their relationships with key suppliers and vendors, the regulatory framework in which they operate, the potential for cyber attacks affecting their operations and business relationships, external events impacting their infrastructure or operations, such as terrorist attacks, natural disasters or acts of war, the availability of financing to fund operations and refinance existing debt, changes in pension and benefit costs, work stoppages by the unionized portion of their workforces, the adverse outcome of litigation and public health crises (such as the COVID-19 Pandemic).

In the event that the financial condition of the Parent Support Provider, the Servicer, the Marketing Agent or any Originator caused that party to be unable to perform its obligations under the transaction documents, the ability of the Trust to make payments on the Notes could be significantly adversely affected, and you may incur losses on your Notes.

Bankruptcy of any Originator, [the Additional Transferor,] the Servicer, the Marketing Agent or the Parent Support Provider may result in delayed payments on your Notes or you may incur losses on your Notes

If any Originator, [the Additional Transferor,] the Servicer, the Marketing Agent or the Parent Support Provider becomes subject to bankruptcy proceedings, you may experience delayed payments on your Notes or you may incur losses on your Notes.

The court in a bankruptcy proceeding could conclude that any Originator or the Depositor [or the Additional Transferor, as applicable,] effectively still owns the Receivables absolutely assigned by it to the Depositor or to the Trust, as applicable, because the assignment of those Receivables to the Depositor or to the Trust, as applicable, was not a “true sale.”  If a court were to reach this conclusion, payments on your Notes could be reduced or delayed, as described under “Some Important Legal Considerations—Matters Relating to Bankruptcy—Transfer of Receivables by the Originators [and the Additional Transferor] to the Depositor.”

In addition, if a court were to conclude that the Depositor should be consolidated with the Trust in the event of the Depositor’s bankruptcy, the Receivables would be owned by the Depositor and payments may be delayed or other remedies imposed by the bankruptcy court that could cause you to incur losses on your Notes.

Any bankruptcy or insolvency proceeding involving Cellco may also adversely affect the rights and remedies of the Trust and payments on your Notes, as described under “Some Important Legal Considerations—Matters Relating to Bankruptcy— Bankruptcy Proceedings of Cellco, the Depositor, the Originators or the Servicer.”  In addition, a bankruptcy of Cellco would be a Servicer Termination Event, which in turn will be an Amortization Event.

Moreover, under the transaction documents, the Parent Support Provider will guarantee the payment obligations of the Originators, the Servicer and the Marketing Agent with respect to reacquisitions or acquisitions of Receivables, and other payment obligations as set forth under “Parent Support Provider.”  To the extent of a bankruptcy of the Parent Support Provider, the Parent Support Provider may be unable to make a payment when required, and amounts available to pay interest on and, during the

Amortization Period, principal of your Notes may be reduced, and you may incur losses on your Notes.

For more information about the effects of a bankruptcy on your Notes, you should read “Some Important Legal Considerations—Matters Relating to Bankruptcy.”

Legal and Regulatory Risks

Federal financial regulatory reform could have an adverse impact on Cellco, the Depositor[,][or] the Trust [or the Additional Transferor], which could adversely impact the servicing of the Receivables or the securitization of Device Payment Plan Agreements

The Dodd-Frank Act is extensive legislation that impacts financial institutions and other non-bank companies, including Cellco.  The Dodd-Frank Act created the CFPB, an agency responsible for administering and enforcing the laws and regulations for consumer financial products and services, including against non-bank companies.

The Dodd-Frank Act affects the offering, marketing and regulation of consumer financial products and services offered by or through covered persons, which could include Cellco, the Depositor [,][or] the Trust [or the Additional Transferor].  Title X of the Dodd-Frank Act gives the CFPB supervision, examination and enforcement authority over the consumer financial products and services offered by certain non-depository institutions and large insured depository institutions.  In particular, three of the primary purposes of the CFPB are to enforce federal consumer financial laws, to ensure that consumers receive clear and accurate disclosures regarding financial products and to protect consumers from discrimination and unfair, deceptive and abusive acts and practices.  The CFPB also has broad rulemaking, examination and enforcement authority over parties offering or providing consumer financial products and services or otherwise subject to federal consumer financial laws and authority to prevent “unfair, deceptive or abusive” acts and practices.  The CFPB has the authority to write regulations under federal consumer financial laws, and to enforce those laws against and examine a wide variety of large depository institutions and other non-bank providers of consumer financial products and services for compliance.  It is also authorized to collect fines and seek various forms of consumer redress in the event of alleged violations, engage in consumer financial education, track consumer complaints, request data and promote the availability of financial services to underserved consumers and communities.

Depending on how the CFPB functions and its areas of focus, it could increase the compliance costs for Cellco, the Depositor[,][or] the Trust [or the Additional Transferor].   The CFPB is authorized to pursue administrative proceedings or litigation for violations of federal consumer financial laws.  In these proceedings, the CFPB can obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties.  Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations promulgated under the authority granted to the CFPB by Title X, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions for the kind of cease and desist orders available to the CFPB.

In addition, there are other provisions of the Dodd-Frank Act which, if and depending on how they are implemented, could have an adverse impact on the securitization of Device Payment Plan Agreements by limiting certain common practices in securitizations.  For example, the so-called “Franken Amendment” would allow the SEC to randomly assign securities to nationally accredited rating agencies, and the proposed securitization conflicts of interest rule would prohibit securitization participants from entering into transactions that would involve or result in any material conflict of interest with respect to any investor.

Until all rulemaking is complete, it is not clear whether the Dodd-Frank Act ultimately will have an adverse impact on the servicing of the Receivables, on the securitization of the Device Payment Plan Agreements or on the regulation and supervision of Cellco, the Depositor[,][or] the Trust [or the Additional Transferor].

On March 27, 2020, the CARES Act was signed into law.  The CARES Act was extensive and significant legislation, adopted to address the COVID-19 Pandemic, and it included various provisions intended to help consumers.   Certain portions of the CARES Act lapsed at the end of 2020.  On December 27, 2020, the Appropriations Act was signed into law, which included a $900 billion economic stimulus package and renewed certain provisions of the CARES Act, including reauthorizing and providing additional funding for several stimulus programs established by the CARES Act.  The Appropriations Act also restored the Federal Pandemic Unemployment Compensation program, which provides an additional $300 per week to individuals collecting traditional unemployment compensation. This benefit will be available for weeks of unemployment beginning after December 26, 2020 and ending on March 14, 2021.  It is not known how many Obligors under the Receivables may have been receiving any such additional unemployment benefits, or what the effect of any reduction of such benefits may be on the ability of the Obligors to meet their payment obligations under the Receivables.  The full impact of these acts, and the potential impact of future similar legislation, on the Sponsor and its affiliates or on the Obligors under the Receivables is not yet known.  It is possible that compliance with the regulations implemented under these acts may impose costs on, or create operational constraints for, Cellco and may have an adverse impact on the ability of Cellco to effectively service the Receivables.  Furthermore, it is unknown what effect, if any, the expiration or modification of certain of these governmental measures (including, without limitation, in respect of unemployment relief) may have on the ability of the Obligors to make timely payments.  In addition, federal, state and local governments or regulatory bodies have enacted, and could enact in the future, additional laws, regulations, executive orders or other guidance prohibiting the termination of service to customers for non-payment and precluding other collection actions during the COVID-19 Pandemic.  See “—Adverse events arising from the COVID-19 Pandemic may cause you to incur losses on your Notes” below.

For a discussion on the impact of any investigations based on federal financial regulatory laws and related settlements, see “—The application of credits to Obligor accounts may reduce payments received on the Receivables, which may delay payments on the Notes or result in losses on the Notes” above.

[The Notes may not be a suitable investment for investors subject to the EU Securitization Regulation or the UK Securitization Regulation]
[None of Cellco, the Depositor, the Trust, the Originators, the Parent Support Provider, the Owner Trustee, the Master Collateral Agent, the Indenture Trustee, the underwriters, their respective affiliates nor any other party to the transactions described in this prospectus intends or is required under the transaction documents to retain a material net economic interest in the securitization constituted by the issuance of the Notes in a manner that would satisfy the requirements of (i) the EU Securitization Regulation or (ii) the UK Securitization Regulation.  None of Cellco, the Depositor, the Trust, the Originators, the Parent Support Provider, the Owner Trustee, the Master Collateral Agent, the Indenture Trustee, the underwriters, their respective affiliates nor any other party to the transactions described in this prospectus undertakes to take any other action or refrain from taking any action prescribed or contemplated in, or for purposes of, or in connection with, compliance by any investor with any requirement of, the EU Securitization Regulation or the UK Securitization Regulation.

The arrangements described under “Credit Risk Retention” have not been structured with the objective of ensuring compliance with the requirements of the EU Securitization Regulation or the UK Securitization Regulation by any Person.  Consequently, the Notes may not be a suitable investment for investors who are subject to the EU Securitization Regulation or the UK Securitization Regulation.  As a result, the price and liquidity of the Notes in the secondary market may be adversely affected.

Prospective investors are responsible for analyzing their own legal and regulatory position and are advised to consult with their own investment and legal advisors regarding the suitability of the Notes for investment and the scope, applicability of, and compliance with the EU Securitization Regulation, the UK Securitization Regulation  and any other existing or future similar regimes in any relevant jurisdictions or other applicable regulations.  For more information regarding the EU Securitization Regulation and the UK Securitization Regulation, see “EU Securitization Regulation and the UK Securitization Regulation.”]

Risk Related to Credit Ratings

A reduction, withdrawal or qualification of the ratings on your Notes, or the issuance of unsolicited ratings on your Notes, could adversely affect the market value of your Notes and/or limit your ability to resell your Notes

The ratings on the Notes are not recommendations to purchase, hold or sell the Notes and do not address market value or investor suitability.  The ratings reflect each rating agency’s assessment of the future performance of the Receivables, the credit and payment enhancement on the Notes and the likelihood of repayment of the Notes. [The ratings do not address the likelihood of the payment of Make-Whole Payments or Additional Interest Amounts.]  There can be no assurance that the Notes will perform as expected or that the ratings will not be reduced, withdrawn or qualified in the future as a result of a change of circumstances, deterioration in the performance of the Receivables, a multi-notch downgrade in the debt of Verizon Communications below investment grade, errors in analysis or otherwise.  None of the Depositor, the Sponsor, the Parent Support Provider or any of their affiliates will have any obligation to replace or supplement any credit or payment enhancement or to take any other action to maintain any ratings on the Notes.  If the ratings on your Notes are reduced, withdrawn or qualified, there could be an adverse effect on the market value of your Notes and/or on your ability to resell your Notes.

The Sponsor has hired [_] rating agenc[y][ies] that [is a][are] NRSROs and will pay [it][them] a fee to assign ratings on the Notes.  The Sponsor has not hired any other NRSRO to assign ratings on the Notes and is not aware that any other NRSRO has assigned ratings on the Notes.  However, under SEC rules, information provided to [the][a] hired rating agency for the purpose of assigning or monitoring the ratings on the Notes is required to be made available to each NRSRO in order to make it possible for non-hired NRSROs to assign unsolicited ratings on the Notes.

It is possible that any non-hired NRSRO could assign an unsolicited rating on the Notes.  An unsolicited rating could be assigned at any time, including prior to the Closing Date, and none of the Sponsor, the Depositor, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned after the date of this prospectus.  NRSROs, including the hired rating agenc[y][ies], have different methodologies, criteria, models and requirements.  If any non-hired NRSRO assigns an unsolicited rating on the Notes, there can be no assurance that the rating will not be lower than the ratings provided by the hired rating agenc[y][ies], which could adversely affect the market value of your Notes and/or limit your ability to resell your Notes.  In addition, if the Sponsor fails to make available to the non-hired NRSROs any information provided to [the][any] hired rating agency for the purpose of assigning or monitoring the ratings on the Notes, [the][a] hired rating agency could withdraw its ratings on the Notes, which could adversely affect the market value of your Notes and/or limit your ability to resell your Notes.

[The rating of the [Cap][Swap] Counterparty may affect the ratings of the Notes]
[Any rating agenc[y][ies] rating the Notes will consider the provisions of the [Cap][Swap] Agreement and any ratings assigned to the [Cap][Swap] Counterparty.  A downgrade, suspension or withdrawal of the rating of the debt of the [Cap][Swap] Counterparty by any rating agency may result in the downgrade, suspension or withdrawal of the rating assigned by that rating agency to any class (or all classes) of Notes.  A downgrade, suspension or withdrawal of the rating assigned by any rating agency to a class of Notes would likely have adverse consequences on their liquidity or market value.

See “The [Cap][Swap] Agreement.”]

[The rating of the Letter of Credit Provider may affect the ratings of the Notes]
[Any rating agenc[y][ies] rating the Notes will consider the provisions of the Letter of Credit and any ratings assigned to the Letter of Credit Provider.  A downgrade, suspension or withdrawal of the rating of the debt of the Letter of Credit Provider by any rating agency may result in the downgrade, suspension or withdrawal of the rating assigned by that rating agency to any class (or all classes) of Notes.  A downgrade, suspension or withdrawal of the rating assigned by any rating agency to a class of Notes would likely have adverse consequences on their liquidity or market value.]

Risks Related to Current Events

[Uncertainty about the future of LIBOR and the potential discontinuance of LIBOR and change to a Benchmark Replacement for the Class A-1b Notes may affect the interest rate on those Notes and adversely affect the market value of those Notes]

[The Class A-1b Notes bear interest at a floating rate based on a Benchmark, which initially will be One-Month LIBOR. LIBOR serves as a global Benchmark for determining interest rates on commercial and consumer loans, bonds, derivatives and numerous other financial instruments.

On July 27, 2017, the Chief Executive Officer of the FCA announced that by the London Interbank Offered Rate Phase-Out Date, LIBOR would no longer be sustained through the FCA’s efforts to compel banks’ participation in setting the Benchmark. The FCA’s intention was that after 2021, it would no longer be necessary for the FCA to ask, or to require, banks to submit contributions to LIBOR. On November 30, 2020, a number of announcements were made by ISDA, FCA, IBA (which took over administration of LIBOR on February 1, 2014 and is the administrator of LIBOR for the purposes of the EU Benchmarks Regulation and the UK Financial Services Bill), ARRC, the Federal Reserve and other U.S. agencies.  On December 4, 2020, the IBA also published a consultation paper entitled “ICE LIBOR Consultation on Potential Cessation”.  Many of the announcements and subsequent draft legislations remain in draft form, but in summary it appears that:

•  IBA will stop publishing GBP, EUR, CHF and JPY LIBOR on January 1, 2022;
•  IBA will stop publishing one (1) week and two (2) months USD LIBOR on January 1, 2022; and
•  IBA will stop publishing overnight and one (1), three (3), six (6) and twelve (12) months USD LIBOR on July 1, 2023, unless such rate ceases to be representative before then.

While it seems the IBA may be willing and able to produce certain LIBOR rates after 2021, we cannot assure you that LIBOR will survive in its current form, or at all. Following the London Interbank Offered Rate Phase-Out Date or in the event of any other disruption in the London interbank market, we refer you to “Description of the Notes—Payments of Interest—Floating Rate Benchmark; Benchmark Transition Event” for the process for determining LIBOR under the Indenture and the ability of the Trust to replace such rate.

While the Benchmark on which the rate of interest that will accrue on the Class A-1b Notes initially will be One-Month LIBOR, it may be changed following the occurrence of a Benchmark Transition Event. Due to the uncertainty regarding the future of LIBOR, we cannot provide any assurances on whether that rate will be representative of market interest rates or consistent with previously published One-Month LIBOR during the life of the Notes. If a published

One-Month LIBOR is unavailable at any time prior to the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, One-Month LIBOR will be determined using the alternative methods stated in “Description of the Notes—Payments of Interest—Floating Rate Benchmark; Benchmark Transition Event.” These alternative methods may result in lower interest payments or interest payments that do not otherwise correlate over time with payments that would have been made if One-Month LIBOR were available in its current form. The alternative methods may also be subject to factors that make One-Month LIBOR impossible or impracticable to determine.

As described under “Description of the Notes—Payments of Interest—Floating Rate Benchmark; Benchmark Transition Event,” One-Month LIBOR will be replaced as the Benchmark for the Notes following the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date. The Benchmark Transition Events generally include the making of official public statements or publication of information by the Benchmark Administrator, its regulatory supervisor or certain other governmental authorities that the Benchmark will no longer be provided or is no longer representative of underlying market or economic reality, and such Benchmark Administrator permanently or indefinitely ceasing to provide the Benchmark. However, we cannot provide any assurances that these events will be sufficient to trigger a change in the Benchmark at all times when the then-current Benchmark is no longer representative of market interest rates, or that these events will align with similar events in the market generally or in other parts of the financial markets, such as the derivatives market.  Moreover if One-Month LIBOR for a Payment Date is not available, the interest rate under the [Cap][Swap] Agreement will be determined in the manner set forth in the [Cap][Swap] Agreement, which interest rate may differ from the interest rate on the Class A-1b Notes determined using the Benchmark rate.  See “—Payments on the Notes may be dependent on payments made by the [Cap][Swap] Counterparty under the [Cap][Swap] Agreement, and if Series [_]-[_] Available Funds are not adequate, you may incur losses on your Notes” above.

As described under “Description of the Notes—Payments of Interest—Floating Rate Benchmark; Benchmark Transition Event,” the Benchmark Replacement will depend on the availability of various alternative Benchmarks. In the event that One-Month LIBOR is not available, then the Benchmark Replacement will be, in the following order to the extent available, Term SOFR, Compounded SOFR, the ISDA Fallback Rate, the

rate selected by the Relevant Governmental Body, and a rate selected by the Administrator.

SOFR was selected by ARRC as the replacement for LIBOR. However, because SOFR is a secured, risk-free rate, while LIBOR is an unsecured rate reflecting counterparty risk, SOFR will not be representative of LIBOR. The FRBNY started publishing SOFR in April 2018. The FRBNY has also started publishing historical indicative SOFR dating back to 2014, although such historical indicative data inherently involves assumptions, estimates and approximations. Since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in comparable Benchmark or market rates, and SOFR over the term of the Notes may bear little or no relation to the historical actual or historical indicative data. Moreover, One-Month LIBOR is a forward-looking term rate. Term SOFR, which is expected to be a similar forward-looking term rate which will be based on SOFR, is the first alternative among the Benchmark Replacements, but is currently being developed under the sponsorship of the FRBNY, and we cannot provide any assurances that the development of Term SOFR will be completed. If Term SOFR for the appropriate tenor is not available as of the Benchmark Replacement Date, the next available Benchmark Replacement will be Compounded SOFR.  Compounded SOFR is a backward-looking rate generally calculated using actual rates during the Accrual Period, and may be even less representative of One-Month LIBOR.

If Compounded SOFR is not available as of the Benchmark Replacement Date, the next available Benchmark Replacement will be the ISDA Fallback Rate, which was published by ISDA along with the 2020 IBOR Fallbacks Protocol and related Amendments to the 2006 ISDA Definition to address discontinuation of the U.S. dollar LIBOR (“USD LIBOR”) and other interbank offered rates in the global derivatives market.  The ISDA Fallback Rate will fall back from each tenor of USD LIBOR to a SOFR fallback rate, determined for each calculation period, upon certain index cessation events, including that the relevant USD LIBOR rate is non-representative or is no longer provided.  The ISDA Fallback Rate also provides for a series of replacement rates to be used in the event that any prior fallback rate, such as SOFR, becomes unavailable. [Under the [Cap][Swap] Agreement, if One-Month LIBOR for a Payment Date is not available, the interest rate will be determined in the manner set forth in the [Cap][Swap] Agreement, which interest rate may differ from the interest rate on the Class A-1b Notes determined using the Benchmark rate.  See “—Payments on the Notes may be dependent on payments made by the

[Cap][Swap] Counterparty under the [Cap][Swap] Agreement, and if Series [_]-[_] Available Funds are not adequate, you may incur losses on your Notes” above.]

If an ISDA Fallback Rate is not available, the next available Benchmark Replacement will be the alternate rate of interest that has been selected or recommenced by the Relevant Governmental Body (i.e., the Federal Reserve Board, the FRBNY or a committee thereof) as the Benchmark Replacement for the Corresponding Tenor. No such rate currently has been recommended or selected.  If no such rate has been selected or recommended as of the Benchmark Replacement Date, the final available Benchmark Replacement will be a rate selected by the Administrator in its reasonable discretion.

In order to compensate for the differences in the various possible Benchmarks from One-Month LIBOR, a Benchmark Replacement Adjustment will be included in any Benchmark Replacement. However, we cannot provide any assurances that any Benchmark Replacement Adjustment will be sufficient to produce the economic equivalent of the then-current Benchmark, either at the Benchmark Replacement Date or over the life of the Class A-1b Notes. As a result of each of the foregoing factors, we cannot provide any assurances that the characteristics of any Benchmark Replacement will be similar to the then-current Benchmark that it is replacing, or that any Benchmark Replacement will produce the economic equivalent of the then-current Benchmark that it is replacing.

Finally, the Administrator will have discretion in certain elements of the Benchmark Replacement process, including determining if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, determining which Benchmark Replacement is available, determining the Benchmark Replacement Adjustment and making Benchmark Replacement Conforming Changes. The Noteholders of the Class A-1b Notes will not have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations.

As a result of the foregoing, the rate at which any Class A-1b Notes bear interest could be adversely affected by changes to the rate-setting process for LIBOR or the phasing out of the rate entirely.  There may be a negative effect on the interest rate on, or the market value of, the Class A-1b Notes if the LIBOR global Benchmark is no longer available or if any Benchmark Replacement does not produce the economic equivalent of the then-current Benchmark that it is replacing.

For more information about the Benchmark for the Class A-1b Notes and the replacement of the Benchmark, see “Description of the Notes—Payments of Interest—Floating Rate Benchmark; Benchmark Transition Event.”

If an alternative method or index is designated in place of One-Month LIBOR for the Class A-1b Notes, the U.S. federal income tax consequences of such a replacement are uncertain.  If such a replacement constituted a “significant modification” of the Class A-1b Notes under Treasury Regulation section 1.1001-3, the replacement may result in a deemed taxable exchange of the Class A-1b Notes and the realization of gain or loss, as well as other corollary tax consequences.

The IRS and the Treasury have proposed regulations, upon which taxpayers may rely until the promulgation of final regulations, that, in certain circumstances, could reduce the likelihood that replacing a rate based on One-Month LIBOR with an alternative method or index would constitute a “significant modification” as described above.  However, we can provide no assurance that these regulations, in their current form, will provide any relief from the tax consequences described above if such a replacement is effected with respect to the Class A-1b Notes.

Moreover, the IRS recently published Revenue Procedure 2020-44, which set forth certain safe harbors pursuant to which replacing a rate based on LIBOR with an alternative method or index would not constitute a “significant modification.” However, we can provide no assurance that this revenue procedure would provide any relief from the tax consequences described above in the event that such a replacement is effected with respect to the Class A-1b Notes.

Holders of the Class A-1b Notes should consult their own tax advisors with respect to the consequences to them of the designation of an alternative method or index in place of One-Month LIBOR.]

[Adverse events arising from the COVID-19 Pandemic may cause you to incur losses on your Notes]
COVID-19 was identified in late 2019 and in 2020 spread throughout the world, including throughout the United States. Public and private sector policies and initiatives to reduce the transmission of COVID-19 have varied significantly across the United States, but at various times during the year ended December 31, 2020, a significant percentage of the United States population was subject to meaningful restrictions on activities, which included limitations on the operation of businesses including retail operations, requirements that individuals remain in or close to their homes, school closures, travel restrictions, limitations on large gatherings and other policies to promote or enforce physical distancing.  In addition, governments have imposed a wide variety of consumer protection measures that limit how certain businesses, including telecommunications companies, can operate their businesses and interact with their customers. The COVID-19 Pandemic and governmental responses to the COVID-19 Pandemic have resulted in a slowdown of global economic activity, which has significantly impacted Verizon’s customers.  The impact of COVID-19 in the future will depend on the duration and severity of the pandemic and the related public policy actions, laws, regulations, executive orders or other guidance enacted by federal, state and local governments or regulatory bodies, additional initiatives Verizon may undertake in response to employee, market or regulatory needs or demands, the length and severity of the global economic slowdown, and whether and how Verizon’s customers change their behaviors over the longer term.

Beginning late in the first quarter 2020, the Servicer started to see increases in delinquencies across the portfolio of Consumer Device Payment Plan Agreements and certain Business Device Payment Plan Agreements. This change in delinquency rate moderated during the second quarter and improved to levels seen before the COVID-19 Pandemic during the third and fourth quarters of 2020; however, if these levels of delinquencies begin to grow again, payments on the Notes could be adversely effected. See Annex A and Annex B to this prospectus for information regarding the static pool performance data (including cumulative loss and delinquency history) of Device Payment Plan Agreements and Receivables, respectively, through and including [___], 20[_].  Because a health crisis such as the COVID-19 Pandemic has not occurred in recent years, historical loss and delinquency experience is not likely to accurately reflect the performance of the Receivables during this unusual time.  See “—Noteholders will bear all interest rate risk resulting from principal payments on the Notes occurring later than expected” above.

Federal, state and local governments or regulatory bodies have enacted, and could enact in the future, additional laws, regulations, executive orders or other guidance prohibiting the termination of service to customers for non-payment, precluding other collection actions during the COVID-19 Pandemic or requiring repayment options. In March 2020, Verizon took the Federal Communications Commission's “Keep Americans Connected” pledge, through which Verizon pledged to waive late fees for, and not terminate service to, any of its consumer or small business customers who notified Verizon that they were experiencing hardship due to the COVID-19 Pandemic and could not pay their bill in full, and in April 2020, Verizon extended this commitment through the Protection Period. As a result, a number of customers who were delinquent on their accounts were not subject to certain collection efforts, including redirecting outgoing calls from the customer’s mobile device to a collections representative while also suspending the related data plan, and suspending the customer’s account.

As discussed under “Servicing the Receivables and the Securitization Transaction” in this prospectus, the Servicer may grant extensions or adjustments on any Receivable or amend any Receivable using the same degree of skill and attention that the Servicer exercises with respect to comparable Device Payment Plan Agreements that it services for itself or its affiliates.  Following the Protection Period, the Servicer enrolled all Impacted Accounts that had an unpaid balance into its “Stay Connected” repayment program, which generally provides that all Impacted Accounts with unpaid amounts were brought current, and (A) any unpaid service and other charges became payable in equal installments over a 6 month period and (B) any Device Payment Plan Agreements with unpaid monthly installments were extended by the number of monthly installments unpaid. Beginning on the first bill date after enrollment, the Servicer does not consider Impacted Accounts enrolled in the “Stay Connected” repayment program to be delinquent in respect of any payments that would otherwise have been due. For additional information regarding extensions and the “Stay Connected” repayment program, see “Servicing the Receivables and the Securitization Transaction” in this prospectus.

Depending on the length and the severity of the COVID-19 Pandemic, Verizon may offer additional repayment programs or other types of relief to its customers. Any additional extensions granted by the Servicer may increase the weighted average life of any class of Notes and reduce the yield on your Notes.  Further, absent a breach by the Originator or the Servicer of the eligibility representations or warranties regarding the Receivables (but, in each case, only if such breach is a Material Breach, is not cured and affects the ability of the Trust to receive and retain payment in full on the related Receivable), the Originators and the Servicer will have no obligation to reacquire or acquire, as applicable, any Receivables where the related Obligor was adversely affected by the COVID-19 Pandemic (including Receivables extended or modified after the related Cutoff Date).

Many businesses are reviewing and adjusting how and from where their staff members work in light of the COVID-19 Pandemic. Although some of the restrictions on physical movement and limitations on business and other activities eased to varying degrees during the second half of 2020, continued restrictions and limitations could impact the ability of the Servicer and the other transaction parties, including the Parent Support Provider, the Master Collateral Agent, the Indenture Trustee and the Owner Trustee, to perform their respective obligations under the transaction documents.  See “—The financial condition of the Parent Support Provider, the Servicer, the Marketing Agent or the Originators may affect their ability to perform their obligations, adversely impacting the Trust’s ability to make payments on the Notes, and you may incur losses on your Notes” above.

During the COVID-19 Pandemic, Verizon temporarily closed nearly 70% of its company-owned retail store locations, which have since reopened.  As a result of these temporary closures and changing customer behaviors, there was a decline in the sale of wireless devices and the origination of Device Payment Plan Agreements [during the year ended December 31, 2020].  As a result, there may be a limited amount of additional Receivables available for acquisition during the Revolving Period.

Because the severity, magnitude and duration of the COVID-19 Pandemic and its economic consequences are uncertain and rapidly changing, the impact on the Notes remains uncertain and difficult to predict. The COVID-19 Pandemic could also significantly increase the probability or consequences of the other risks described in this Risk Factors section, such as risks associated with the performance of the Receivables, the geographic concentration of the Receivables, and the credit ratings and secondary market liquidity of the Notes. In addition, the ultimate impact of the COVID-19 Pandemic on the Notes depends on many factors, including those discussed above, that are beyond the control of Cellco.]

General Risk Factors

The Notes are not suitable for all investors
The Notes are not suitable investments for all investors. In particular, you should not purchase the Notes unless you understand the structure, including the priority of payments, and prepayment, credit, liquidity and market risks associated with the Notes. The Notes are complex securities.  There can be no assurance regarding the ability of particular investors to purchase the Notes under current or future applicable legal investment or other restrictions or as to the consequences of an investment in the Notes for these purposes or under current or future restrictions. Certain regulatory or legislative provisions applicable to certain investors may have the effect of limiting or restricting their ability to hold or acquire the Notes, which in turn may adversely affect the ability of investors in the Notes who are not subject to those provisions to resell their Notes in the secondary market and may adversely affect the price realized for the Notes.

The absence of a secondary market for your Notes, financial market disruptions and a lack of liquidity in the secondary market could adversely affect the market value of your Notes and/or limit your ability to resell them

If a secondary market for your Notes does not develop, it could limit your ability to resell them.  This means that if you want to sell any of your Notes before they mature, you may be unable to find a buyer or, if you find a buyer, the selling price may be less than it would have been if a secondary market existed.  The underwriters may assist in the resale of Notes, but they are not required to do so.  Recent disruptions in the global financial markets resulting from the COVID-19 Pandemic have limited secondary market liquidity for asset-backed securities such as the Notes, and there can be no assurance that you will be able to sell your Notes at favorable prices or at all.  In addition, even if a secondary market does develop, it might not continue, it might be disrupted by events in the global financial markets, such as those resulting from the COVID-19 Pandemic, or it might not be sufficiently liquid to allow you to resell your Notes.

[Retention of all or a portion of a class of Notes by the Depositor or an affiliate of the Depositor could adversely affect the market value of your Notes and/or limit your ability to resell your Notes]

[All or a portion of any class of Notes may initially be held by the Depositor or conveyed to an affiliate of the Depositor.  As a result, the market for the Notes may be less liquid than would otherwise be the case.  Moreover, any such retained Notes may be subsequently offered for sale.  If any retained Notes are subsequently sold by the Depositor in the secondary market, it could reduce demand for the Notes already in the market, which could adversely affect the market value of your Notes and/or limit your ability to resell your Notes.]

Because the Notes are in book-entry form, your rights can only be exercised indirectly
Because the Notes will be issued in book-entry form, you will be required to hold your interest in the Notes through DTC in the United States, or Clearstream or Euroclear or their successors or assigns. Transfers of interests in the Notes within these clearing agencies must be made in accordance with the usual rules and operating procedures of those systems. So long as the Notes are in book-entry form, you will not be entitled to receive a definitive note representing your interest. The Notes will remain in book-entry form except in the limited circumstances described under “Description of the Notes—Book-Entry Registration.” Unless and until the Notes cease to be held in book-entry form, neither the Master Collateral Agent nor the Indenture Trustee will recognize you as a “Noteholder,” as the term is used in the Master Collateral Agreement or Indenture, as applicable, except in the limited circumstances relating to the Asset Representations Review, dispute resolution and Noteholder communication procedures described in this prospectus.  As a result, you will only be able to exercise the rights of Noteholders indirectly through your applicable clearing agency and its participating organizations. Holding the Notes in book-entry form could also limit your ability to pledge your Notes to Persons or entities that do not participate in any of these clearing agencies and to take other actions that require a physical certificate representing the Notes.

Interest on and principal of the Notes will be paid by the Trust to DTC as the record holder of the Notes while they are held in book-entry form. DTC will credit payments received from the Trust to the accounts of its participants which, in turn, will credit those amounts to Noteholders either directly or indirectly through indirect participants. This process may delay your receipt of principal and interest payments from the Trust.

 DESCRIPTIONS OF THE TRANSACTION DOCUMENTS

The following sections of this prospectus contain summaries of certain material terms of the transaction documents, including the Trust Agreement, the Administration Agreement, the Master Collateral Agreement, the Transfer and Servicing Agreement, the Receivables Transfer Agreement[s], the Asset Representations Review Agreement and the Indenture, but these summaries are not complete descriptions of these transaction documents.  For more details about the transaction documents, you should read the Trust Agreement, the Administration Agreement, the Master Collateral Agreement, the Transfer and Servicing Agreement, the Receivables Transfer Agreement[s], the Asset Representations Review Agreement and the form of Indenture that are included as exhibits to the registration statement filed with the SEC that includes this prospectus.  In addition, a copy of the Indenture will be filed with the SEC upon the filing of this prospectus.

THE TRUST

The Trust is a Delaware statutory trust governed by the Trust Agreement.  The Trust’s fiscal year is the calendar year.  The Trust has acquired, and may acquire in the future, Device Payment Plan Agreements originated by the Originators.  The Trust (or the Administrator, on behalf of the Trust) has designated the Trust DPPAs into different Groups.  Each Series will be backed by the Trust DPPAs designated to the related Group.20  The Notes, which are also referred to in this prospectus as Series [_]-[_], will be backed solely by the Receivables, which are the Trust DPPAs designated to Group [_].  The Trust, as a master trust, [has issued or entered into, and] expects to issue or enter into in the future[,] other Group [_] Series which also will be backed by the Receivables.

Trust DPPAs may be designated to Groups other than Group [_], and the Trust may issue or enter into Credit Extensions, other than the Group [_] Credit Extensions, that will be backed by the Trust DPPAs designated to such other Group.  No Credit Extensions that are backed by Trust DPPAs designated to any Group (including the Group [_] Credit Extensions with respect to Group [_]) will be backed by, or entitled to receive collections on or proceeds of, any assets of the Trust other than the assets designated to that Group.  No information is provided in this prospectus with respect to any Trust DPPAs other than the Receivables, other than as specifically set forth under “Servicing the Receivables and the Securitization Transaction” and in Annex A  or any Credit Extensions other than the Notes, except for certain information with respect to [prior securitized pools of the Sponsor set forth in Annex C and] the Group [_] Credit Extensions set forth in Annex D.

The purposes of the Trust will be to:

•	from time to time acquire Device Payment Plan Agreements,

•	from time to time to issue or enter into Series, including Series [_]-[_];

•	pledge all of the Trust’s right, title and interest in Trust DPPAs (including the Receivables) to the Master Collateral Agent to secure payments on the related Credit Extensions,

•	pledge all of the Trust’s right, title and interest in certain assets to (i) an indenture trustee or (i) to a collateral agent, in each case to secure payments on the related Credit Extensions,

•	enter into and perform its obligations under the transaction documents and any other Series Related Documents,

•	make payments on the Credit Extensions, and

•	engage in other related activities to accomplish these purposes.

20 If specified in the related prospectus, a Series may be backed by multiple Groups of Trust DPPAs.

The Trust may not engage in any other activities and may not invest in any other securities (other than permitted investments) or make loans to any Persons.  The Trust has no employees and does not conduct unrelated business activities.

The Trust Agreement may be amended by the Depositor and the Owner Trustee without the consent of any Creditors, Creditor Representatives or Certificateholders, for any of the following purposes:

•	to cure any ambiguity, to correct an error or to correct or supplement any provision of the Trust Agreement that may be defective or inconsistent with the other terms of the Trust Agreement, or

•
to evidence the acceptance of the appointment under the Trust Agreement of a successor owner trustee and to add to or change the Trust Agreement as necessary to facilitate the administration of the trusts under the Trust Agreement by more than one owner trustee.

The Depositor and the Owner Trustee may, with the consent of the Certificateholders, but without the consent of any Creditors or Creditor Representatives, enter into an amendment or amendments to the Trust Agreement for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Trust Agreement or modifying in any manner the rights of the Creditors under the Trust Agreement if (A) the Trust or the Administrator shall have delivered to the Master Collateral Agent and the Owner Trustee an officer’s certificate, dated the date of any such action, stating that the Trust or the Administrator, as applicable, reasonably believes that such action will not have a material adverse effect on the interest of any Creditor or (B) the Rating Agency Condition has been satisfied for all Credit Extensions then rated by a rating agency.  The Depositor and the Owner Trustee, with the consent of the Certificateholders and the Majority Trust Creditor Representatives of each Group adversely affected thereby, may, with prior written notice to the rating agencies (if any Credit Extensions of an affected Group are then rated by a rating agency), enter into an amendment or amendments to the Trust Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Trust Agreement or of modifying in any manner the rights of the Creditors or Certificateholders under the Trust Agreement.  No amendment to the Trust Agreement, without the consent of the Certificateholders and each Creditor Representative representing each Series in each Group adversely affected by the amendment, may modify the percentage of Creditor Representatives or Creditors, or the percentage interest of Certificates, required to consent to any action.  The consent of the Master Collateral Agent will be required for any amendment described in this paragraph that has a material adverse effect on the rights, duties, obligations, immunities or indemnities of the Master Collateral Agent.

Any Creditor Representative consenting to any amendment will be deemed to agree that the amendment does not have a material adverse effect on it or on the related Creditors.  For any amendment, the Depositor or the Administrator will be required to deliver to the Owner Trustee an opinion of counsel stating that the amendment is authorized and permitted by the Trust Agreement and that all conditions precedent to the amendment have been satisfied.

The Trust may not consolidate or merge with or into any other Person or convey or transfer substantially all of its assets unless except as permitted by the Master Collateral Agreement.  The Trust may not permit the lien of (i) the Master Collateral Agreement to not constitute a valid and perfected first priority lien on the Receivables, the other Trust DPPAs and other assets of the Trust designated to a Group, subject to no adverse claims and (ii) the Indenture to not constitute a valid and perfected first priority lien on the assets of the Trust specifically designated to Series [_]-[_], subject to no adverse claims.

The Servicer will indemnify the Trust for liabilities and damages caused by the Servicer’s willful misconduct, bad faith or gross negligence in the performance of its duties as Servicer.

The Administrator will perform additional administrative services for the Trust and the Owner Trustee pursuant to the Administration Agreement, as further described under “Sponsor, Servicer, Custodian, Marketing Agent and Administrator.”

The following table shows the size and growth of the Trust’s portfolio of Trust DPPAs since December 31, 20[_].

As of December 31,
	[_]	[_]	[_]	[_]	[_]
Number of Trust DPPAs outstanding (in thousands)
Aggregate Principal Balance of Trust DPPAs outstanding (in millions)

[In addition to the Notes, Series [_]-[_ ] will also include the Class R Interests, which will not have a principal balance, will not accrue interest and will only be entitled to all Series [_]-[_] Available Funds on any Payment Date not needed to pay fees, expenses and indemnities of the Trust allocated to or otherwise payable by Series [_]-[_] or to make interest and principal payments on the Notes, [senior swap payments,] [payments, if any, required to reimburse the Letter of Credit Provider for any amounts drawn under the Letter of Credit together with interest accrued on the drawn amount,] any required deposits into the Reserve Account or the Principal Funding Account [, any Additional Interest Amounts] [and Make-Whole Payments] payable on that Payment Date.]  The undivided ownership interests in the Trust will be evidenced collectively by the Certificates, which will be entitled to (i) distributions of the Transferor’s Allocation on each Payment Date, [(ii) any Series [_]-[_] Available Funds not needed on any Payment Date to make payments on the Notes, or to make any other required payments or deposits according to the priority of payments described under “Description of the Notes—Priority of Payments,”] (iii) any collections on or proceeds of any Trust DPPAs allocated to any other Series not needed to make payments on the related Credit Extensions, or to make any other required payments or deposits according to the priority of payments for such Series and (iv) investment earnings on amounts held in the Collection Account or any Series Bank Accounts.  The Certificates will be issued pursuant to the terms of the Trust Agreement and are governed by and shall be construed in accordance with the laws of the State of Delaware applicable to agreements made in and to be performed wholly within that jurisdiction.  The Certificates [and the Class R Interests] are not being offered pursuant to this prospectus and all information presented regarding the Certificates [and the Class R Interests] is given to further a better understanding of the Notes.  For a general description of the Certificates [and the Class R Interests], see “Credit Risk Retention.”

Addition of Receivables

From time to time, on each Acquisition Date, the Originators [and the Additional Transferor] will transfer Device Payment Plan Agreements and related property to the Depositor, who will subsequently transfer such Device Payment Plan Agreements and related property to the Trust.  The Administrator, with the assistance of each Originator [and the Additional Transferor], will select each pool of Device Payment Plan Agreements to be transferred and assigned by each Originator [and the Additional Transferor, respectively,] and acquired by the Depositor (and subsequently the Trust) on each such Acquisition Date.  In connection with each such transfer, the Trust (or the Administrator, on behalf of the Trust) will also select the Group to which such Trust DPPAs shall be designated.  The Administrator has selected the Receivables to be designated to Group [_].

The transfers of Device Payment Plan Agreements and the designation of such Device Payment Plan Agreements as Receivables on each Acquisition Date will be subject to the satisfaction of the following conditions on or before such Acquisition Date:

(i) Each Originator transferring Device Payment Plan Agreements on such Acquisition Date certifies solely with respect to itself that:

(A) as of such Acquisition Date, (1) such Originator is solvent and will not become insolvent as a result of the transfer of the related Device Payment Plan Agreements on the Acquisition Date, (2) such Originator does not intend to incur or believe that it would incur debts that would be beyond the Originator’s ability to pay as the debts matured and (3) the transfer of the related Device Payment Plan Agreements is not made by such Originator with actual intent to hinder, delay or defraud any Person; and

(B) each of such Originator’s representations and warranties in the Originator Receivables Transfer Agreement (solely with respect to the related Device Payment Plan Agreements) will be true and correct as of the Acquisition Date; and

(ii) The Depositor is solvent as of the Acquisition Date and before giving effect to the transfer of the related Device Payment Plan Agreements.

The Administrator shall deliver to the Depositor, the Trust and the Master Collateral Agent, no later than [each Payment Date] an acquisition notice for the Device Payment Plan Agreements transferred to the Trust on each Acquisition Date occurring during the calendar month preceding the month in which such Payment Date occurs, which acquisition notice will set forth (i) the Pool Balance, (ii) the Required Pool Balance, (iii) the Excess Concentration Amount for each Group [_] Series for which Group [_] Credit Extensions are Outstanding as of the related Acquisition Date and (iv) the Ineligible Amount for each Group [_] Series for which Group [_] Credit Extensions are Outstanding as of the related Acquisition Date, in each case as of such Acquisition Date and after giving effect to the acquisition of Receivables on each such Acquisition Date.

On any Acquisition Date, the Trust (or the Servicer on its behalf) may use Collections in respect of the Receivables to pay the Receivables Transfer Amount for the Device Payment Plan Agreements to be acquired by the Trust and designated to Group [_]; provided, that neither the Trust nor the Servicer shall make any such payment unless, in either such case:

(i) no event has occurred and is continuing, or would result from such use of Collections, which constitutes (x) an Event of Default, Servicer Termination Event or amortization event for any Group [_] Series or any event that with the giving of notice or the passage of time would constitute an Event of Default, Servicer Termination Event or amortization event for any Group [_] Series or (y) a Pool Balance Deficit;

(ii) immediately after giving effect to such acquisition of Device Payment Plan Agreements, the Trust shall be in compliance in all material respects with all representations, warranties and covenants under the transaction documents;

(iii) the Servicer shall have delivered to the Master Collateral Agent and each Group [_] Creditor Representative the information required to be delivered by it under the Transfer and Servicing Agreement in connection therewith; and

(iv) such Device Payment Plan Agreements are Eligible Receivables as of the related Cutoff Date.

In addition, after the related Acquisition Date, on any Designation Date, from time to time the Trust (or the Administrator, on behalf of the Trust), with the consent of the Servicer, may re-designate Trust DPPAs previously designated to another Group to Group [_].  The Servicer shall represent and warrant that any Trust DPPAs re-designated to Group [_] on any Designation Date are Eligible Receivables as of the related Cutoff Date.  The Administrator shall deliver to the Depositor, the Trust and the Master Collateral Agent, no later than [each Payment Date], a designation notice for the Device Payment Plan Agreements re-designated to Group [_] on each Designation Date occurring during the calendar month preceding the month in which such Payment Date occurs, which designation notice will set forth (i) the Pool Balance, (ii) the Required Pool Balance, (iii) the Excess Concentration Amount for each Group [_] Series for which Group [_] Credit Extensions are Outstanding as of the related Designation Date and (iv) the Ineligible Amount for each Group [_] Series for which Group [_] Credit Extensions are Outstanding as of the related Designation Date, in each case as of such Designation Date and after giving effect to the designation of Receivables on each such Designation Date.

Release of Receivables

The Master Collateral Agent shall release Receivables from the lien of the Master Collateral Agreement, or permit the re-designation of Receivables from Group [_] to another Group as Trust DPPAs, upon receipt of a Trust order and an officer’s certificate of the Administrator certifying that the following conditions have been satisfied as of the date of release (each date of transfer, a “Release Date”):

(i) no event has occurred and is continuing, or would result from such release or re-designation, which constitutes (x) an Event of Default, Servicer Termination Event or amortization event for any Group [_] Series (or an event that with the giving of notice or the passage of time would constitute an Event of Default, Servicer Termination Event or amortization event for any Group [_] Series) or (y) a Pool Balance Deficit;

(ii) immediately after giving effect to such release or re-designation of Receivables, the Trust shall be in compliance in all material respects with all representations, warranties and covenants contained in the transaction documents, except to the extent that any such failure would not have a material adverse effect on the Group [_] Credit Extensions;

(iii) the Servicer shall have delivered the information required to be delivered by it under the Master Collateral Agreement; and

(iv) the Trust (or the Administrator, on behalf of the Trust) has not selected the Receivables for release or re-designation in a manner that could be reasonably expected to adversely affect the interest of the Group [_] Creditors.

The Trust may collect, re-designate, liquidate, sell or otherwise dispose of Receivables released in accordance with the foregoing.

Issuance of Additional Group [_] Series

[The Trust has issued or entered into other Group [_] Series.  The main terms of each Group [_] Series are summarized in Annex D.]

The Trust is a master trust that may from time to time issue or enter into additional Group [_] Series which are also secured by the Receivables.  The following conditions must be satisfied prior to the Trust, in its sole discretion, issuing or entering into any additional Group [_] Series:

(i) the Trust shall have given prior written notice of such additional Group [_] Series in accordance with the Master Collateral Agreement;

(ii) the Trust shall have delivered executed versions of the operative agreements for such additional Group [_] Series to the Master Collateral Agent;

(iii) either (a) the Rating Agency Condition with respect to each Group [_] Credit Extension then rated by a rating agency shall have been satisfied, or (b) the Servicer shall have delivered an officer’s certificate substantially to the effect that, in the reasonable determination of the Servicer, the issuance of or entry into such additional Group [_] Series will not result in (x) an Event of Default or Servicer Termination Event, or any event that with the giving of notice or passage of time would constitute an Event of Default or Servicer Termination Event or (y) materially and adversely affect the amount or timing of distributions to be made to the Group [_] Creditors of any Group [_] Credit Extensions;

(iv) no Event of Default or Servicer Termination Event, or any event that with the giving of notice or passage of time would constitute an Event of Default or Servicer Termination Event, shall have occurred and be continuing or result from issuing or entering into such additional Group [_] Series and no amortization event for any Group [_] Series shall result from issuing or entering into such additional Group [_] Series, as evidenced by an officer’s certificate of the Trust delivered to the Master Collateral Agent;

(v) no Pool Balance Deficit is continuing or will result from issuing or entering into such additional Group [_] Series, as evidenced by an officer’s certificate of the Servicer delivered to the Master Collateral Agent;

(vi) the Trust shall have delivered to the Master Collateral Agent and each Group [_] Creditor Representative (with a copy to each rating agency engaged to rate any Group [_] Credit Extensions, if any) a tax opinion, dated the applicable closing date with respect to such additional Group [_] Series;

(vii)  the Trust shall have delivered to the Master Collateral Agent and each Group [_] Creditor Representative an opinion of counsel substantially to the effect that:

(A)   all conditions precedent to issuing or entering into such additional Group [_] Series have been complied with;

(B)   the operative agreement for such additional Group [_] Series has been duly authorized, executed and delivered by the Trust; and

(C)   the operative agreement for such additional Group [_] Series constitutes the legal, valid and binding obligation of the Trust, entitled to the benefits of the Master Collateral Agreement and enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors’ rights generally and to general principles of equity;

(viii)  the Trust shall have delivered such other documents, instruments, certifications, agreements or other items as the Master Collateral Agent may reasonably require;

(ix)  the Group [_] Creditor Representative appointed in connection with such additional Group [_] Series shall become party to the Master Collateral Agreement by executing and delivering a joinder thereto; and

(x)   the Trust shall have satisfied such other conditions, if any, to the designation of any additional Group [_] Series as set forth in the operative agreement for any Group [_] Series.

No Group [_] Series (or any Group [_] Creditor Representative with respect thereto) will have the right to consent to the Trust issuing or entering into any additional Group [_] Series if the conditions set forth above are satisfied.  For the avoidance of doubt, borrowings and increases in the principal amount of “variable funding” Group [_] Credit Extensions will not constitute the Trust issuing or entering into an additional Group [_] Series that separately needs to satisfy the requirements above.  The Group [_] Credit Extensions of all Outstanding Group [_] Series shall be equally and ratably entitled to the benefits of the Master Collateral Agreement without preference, priority or distinction.  Each Group [_] Series will only be entitled to a portion of the Collections on the Receivables based on the Series Allocation Percentage for such Group [_] Series, as described under “Description of the Notes—Allocation of Group [_] Available Funds.”

DEPOSITOR

Verizon ABS II LLC is a Delaware limited liability company created in August 2016.  Cellco is the sole member of the Depositor.  The Depositor has the limited purpose of acquiring Device Payment Plan Agreements and all payments on or under and all proceeds of the Device Payment Plan Agreements from the Originators [and the Additional Transferor] and transferring the Device Payment Plan Agreements and all payments on or under and all proceeds of the Device Payment Plan Agreements to the Trust[, and other issuing entities substantially similar to the Trust,] for securitization transactions.

The Depositor must enforce each Originator’s reacquisition obligation described under “The Originators” and the Servicer’s acquisition obligation described under “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments.”  The Depositor will have no other ongoing duties with respect to the Trust.

OWNER TRUSTEE

[____], a [____], will act as Owner Trustee under the Trust Agreement. [Applicable disclosure regarding the Owner Trustee and its prior experience as required by Items 1109(a)(1) and (2) of Regulation AB will be provided by the Owner Trustee and included in the applicable prospectus.]

The Owner Trustee’s main duties will be:

•	creating the Trust by filing a certificate of Trust with the Delaware Secretary of State,

•	distributing amounts allocable to the Certificateholders under the transaction documents, and

•	executing documents on behalf of the Trust.

The Owner Trustee will not be liable for any action, omission or error in judgment unless it is caused by the willful misconduct, bad faith or gross negligence of the Owner Trustee.  The Owner Trustee will not be required to (i) to take any action under a transaction document if the Owner Trustee reasonably determines, or is advised by counsel, that the action is likely to result in liability on the part of the Owner Trustee, is contrary to a transaction document or is not permitted by applicable law or (ii) pay or risk funds or incur any financial liability in the performance of its rights or powers under a transaction document if the Owner Trustee has reasonable grounds for believing that payment of such funds or adequate indemnity against the risk or liability is not reasonably assured or given to it.  The Owner Trustee will not have any obligation or responsibility to monitor or enforce the Sponsor’s compliance with any risk retention requirements and shall not be charged with knowledge of the U.S. Risk Retention Rules, nor shall it be liable to any Group [_] Creditor, Certificateholder or other party for violation of the U.S. Risk Retention Rules now or hereafter in effect, except as otherwise may be explicitly required by law, rule or regulation.

Each of the Servicer and the Marketing Agent will indemnify the Owner Trustee for liabilities and damages caused by its willful misconduct, bad faith or gross negligence in the performance of its duties as Servicer or Marketing Agent, as applicable.  The Trust will indemnify the Owner Trustee for all liabilities and damages arising out of the Owner Trustee’s performance of its duties under the Trust Agreement unless caused by the willful misconduct, bad faith or gross negligence of the Owner Trustee or as a result of any breach of representations made by the Owner Trustee in the Trust Agreement.

The Owner Trustee will be entitled to a fee in connection with the performance of its duties under the transaction documents.  The Trust will pay the fees of the Owner Trustee, reimburse the Owner Trustee for expenses incurred in performing its duties, and pay any indemnities due to the Owner Trustee, in each case, in connection with the performance of its duties under the transaction documents.  The Trust will pay the Series [_]-[_] Group Allocated Percentage of such amounts from Series [_]-[_] Available Funds on each Payment Date in accordance with the priorities set forth under “Description of the Notes—Priority of Payments.” If the Notes have been accelerated after the occurrence of an Event of Default, the Trust will pay the Series [_]-[_] Group Allocated Percentage of such amounts from Series [_]-[_] Available Funds on each Payment Date in accordance with the priorities set forth under “Description of the Notes—Post-Acceleration Priority of Payments.”

The Owner Trustee may resign at any time by notifying the Depositor and the Administrator at least thirty (30) days in advance.  The Administrator may remove the Owner Trustee at any time and for any reason with at least thirty (30) days’ notice, and must remove the Owner Trustee if the Owner Trustee becomes legally unable to act, becomes subject to a bankruptcy or is no longer eligible to act as Owner Trustee under the Trust Agreement because of changes in its legal status, financial condition or specific rating conditions.  No resignation or removal of the Owner Trustee will be effective until a successor owner trustee is in place.  If not paid by the Trust, the Administrator will reimburse the Owner Trustee and the successor owner trustee for any expenses associated with the replacement of the Owner Trustee.

The Trust Agreement will terminate on the later of the date when:

•
the last Trust DPPA has been paid in full, settled, sold or written-off and all cash collections and other cash proceeds (whether in the form of cash, wire transfer or check) in respect of the Trust DPPAs (other than recoveries on written-off Trust DPPAs, including any proceeds from the sale of a wireless device securing a Trust DPPA) have been received by the Servicer during the period and applied, and

•	the Trust has paid all Credit Extensions in full, and all other amounts payable by it under the transaction documents.

Upon termination of the Trust Agreement, any remaining Trust assets will be distributed to the Certificateholders and the Trust will be terminated.

MASTER COLLATERAL AGENT

[___], a [___], will act as the Master Collateral Agent under the Master Collateral Agreement.  [Applicable disclosure regarding the Master Collateral Agent and its prior experience as required by Items 1109(a)(1) and (2) of Regulation AB will be provided by the Master Collateral Agent and included in the applicable prospectus.]

As further set forth in the Master Collateral Agreement, the Master Collateral Agent’s main duties with respect to Group [_] will be:

•	holding the security interest in the Receivables on behalf of the Group [_] Creditors,

•	administering the Collection Account and making required remittances of amounts on deposit in the Collection Account to each Group [_] Series, in accordance with the Master Collateral Agreement,

•
following an Event of Default and acceleration of any Group [_] Credit Extensions, (i) instituting proceedings for the collection of all amounts then payable on the applicable Group [_] Credit Extensions, enforcing any judgment obtained and collecting from the Trust any amounts due, (ii) taking any appropriate action to protect and enforce the rights and remedies of the Master Collateral Agent and the Group [_] Creditors and (iii) causing the Trust to sell the Receivables and other assets of the Trust designated to Group [_] in accordance with the Master Collateral Agreement, and

•
providing written notice to the Parent Support Provider of the failure of any Originator, the Servicer or the Marketing Agent, as applicable, to make required payments in respect of the Receivables under the transaction documents.

The Master Collateral Agent will not have the authority to, and will not, exercise any remedies upon the occurrence of an Event of Default unless directed in writing by the relevant Group [_] Creditor Representatives in accordance with the terms of the Master Collateral Agreement, and provided further that the Master Collateral Agent will not have the authority to, and will not, cause the Trust to sell the Receivables and other assets of the Trust designated to Group [_] unless the conditions set forth under “Description of the Notes—Events of Default—Remedies Following Event of Default” have been satisfied.

The Master Collateral Agent shall not be charged with knowledge of an Event of Default, amortization event under any Group [_] Series or Servicer Termination Event, or any event that with the giving of notice or passage of time would constitute an Event of Default, amortization event under any Group [_] Series or Servicer Termination Event, unless a responsible person of the Master Collateral Agent obtains actual knowledge of such event or the Master Collateral Agent receives written notice of such event from the Trust, the Servicer or a Group [_] Creditor Representative, as applicable.

For a description of the rights and duties of the Master Collateral Agent after an Event of Default and upon acceleration of the Notes you should read “Description of the Notes—Events of Default.”

The Master Collateral Agent is only obligated to perform such duties as are specifically set forth in the Master Collateral Agreement.  Under the Master Collateral Agreement, the Master Collateral Agent shall solely be liable for its own grossly negligent action, its own grossly negligent failure to act, its grossly negligent action or failure to act in the handling of funds or its own willful misconduct; provided that the Master Collateral Agent will not be liable (i) for any error of judgment made in good faith by an officer or employee of the Master Collateral Agent unless it is proved that the Master Collateral Agent was grossly negligent in determining the relevant facts and (ii) with respect to any action taken or not taken in good faith in accordance with a direction received by it pursuant to the Master Collateral Agreement.

The Master Collateral Agent will not be required to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties under the Master Collateral Agreement or in the exercise of any of its rights or powers thereunder if it reasonably believes that repayments of such funds or adequate indemnity satisfactory to it against any loss, liability or expense is not reasonably assured to it.  The Master Collateral Agent also will not be required to take action in response to requests or directions of any Group [_] Creditors, other than requests or directions from Public Group [_] Noteholders with respect to forwarding notices set forth under the dispute resolution procedures described under “Receivables—Dispute Resolution,” the Asset Representations Review procedures described under “Receivables—Asset Representations Review” and the Noteholder communication procedures described under “Description of the Notes—Noteholder Communications,” unless those Group [_] Creditors have offered reasonable security or indemnity satisfactory to the Master Collateral Agent to protect it against the reasonable costs and expenses that it may incur in complying with the request or direction.  The Master Collateral Agent may exercise its rights or powers under the Master Collateral Agreement or perform its obligations thereunder either directly or by or through agents or attorneys or a custodian or nominee.  The Master Collateral Agent will not have any obligation or responsibility to monitor or enforce the Sponsor’s compliance with any risk retention requirements and shall not be charged with knowledge of the U.S. Risk Retention Rules, nor shall it be liable to any Group [_] Creditor, Certificateholder or other party for violation of the U.S. Risk Retention Rules now or hereafter in effect, except as otherwise may be explicitly required by law, rule or regulation.

The Trust will indemnify the Master Collateral Agent and its officers, directors, employees, agents, successors and assigns against any and all losses, liabilities, claims, damages, actions, suits, stamp or similar taxes, fees, penalties, disbursements and reasonable and documented out-of-pocket costs or expenses (including, but not limited to, reasonable attorneys’ fees and expenses, including reasonable legal fees and expenses in connection with the enforcement of its rights (including rights of indemnification) under the Master Collateral Agreement) of whatever kind or nature regardless of merit, demanded, asserted or claimed against or incurred by them to the extent related to or arising out of the administration of the Master Collateral Agreement and the performance of its duties thereunder or under the transaction documents, including the costs and expenses of enforcing the Master Collateral Agreement against the Trust and defending itself against or investigating any claims (whether asserted by the Trust, any Creditor or any other Person), not resulting from the gross negligence, bad faith or willful misconduct by the Person seeking indemnification.

The Administrator will indemnify [___], in its capacity as Master Collateral Agent and each of its other capacities under the transaction documents for any amounts not paid by the Trust; provided that [___] will reimburse the Administrator for any indemnified amounts paid to it by the Administrator to the extent that it subsequently receives payment or reimbursement of those amounts from the Trust.  Each of the Servicer and the Marketing Agent will indemnify [___], in its capacity as Master Collateral Agent and each of its other capacities under the transaction documents for damages caused by that party’s willful misconduct, bad faith or gross negligence in the performance of its duties as Servicer or Marketing Agent, as applicable.

The Master Collateral Agent will be entitled to a fee in connection with the performance of its duties under the transaction documents.  The Trust will pay the fees of the Master Collateral Agent, reimburse the Master Collateral Agent for expenses incurred in performing its duties, and pay any indemnities due to the Master Collateral Agent, in each case, in connection with the performance of its duties under the transaction documents.  The Trust will pay the Series [_]-[_] Group Allocated Percentage of such amounts from Series [_]-[_] Available Funds on each Payment Date in accordance with the priorities set forth under “Description of the Notes—Priority of Payments.”  If the Notes have been accelerated after the occurrence of an Event of Default, the Trust will pay the Series [_]-[_] Group Allocated Percentage of such amounts from Series [_]-[_] Available Funds on each Payment Date in accordance with the priorities set forth under “Description of the Notes—Post-Acceleration Priority of Payments.”

The Master Collateral Agent may resign at any time by giving ninety (90) days written notice to the Trust and each Creditor Representative. The Majority Trust Creditor Representatives may remove the Master Collateral Agent by so notifying the Master Collateral Agent in writing and may appoint a successor Master Collateral Agent (and, so long as no Servicer Termination Event or Event of Default exists at such time, with the consent of the Trust, such consent not to be unreasonably withheld, delayed or conditioned).  The Trust shall remove the Master Collateral Agent if: (i) the Master Collateral Agent fails to satisfy the eligibility requirements under the Master Collateral Agreement; (ii) the Master Collateral Agent is subject to an insolvency event; (iii) a receiver or other public officer takes charge of the Master Collateral Agent or its property; or (iv) the Master Collateral Agent otherwise becomes incapable of acting or it becomes unlawful for it to do so.

If the Master Collateral Agent resigns or is removed or if a vacancy exists in the office of the Master Collateral Agent for any reason, the Trust or Majority Trust Creditor Representatives shall promptly appoint a successor master collateral agent.

No resignation or removal of the Master Collateral Agent will be effective until a successor master collateral agent is in place; provided, however, that if no successor master collateral agent has been appointed within sixty (60) days after the Master Collateral Agent resigns or is removed, the retiring Master Collateral Agent, the Trust or Majority Trust Creditor Representatives may petition a court of competent jurisdiction to appoint a successor master collateral agent.

INDENTURE TRUSTEE

[___], a [___], will act as the Indenture Trustee under the Indenture.  [___] will also carry out some of its obligations under the Indenture in its capacity as the Paying Agent.  [Applicable disclosure regarding the Indenture Trustee and its prior experience as required by Items 1109(a)(1) and (2) of Regulation AB will be provided by the Indenture Trustee and included in the applicable prospectus.]

As further set forth in the Indenture, the Indenture Trustee’s main duties will be:

•	holding the security interest in any assets specifically designated to Series [_]-[_] on behalf of the Noteholders,

•	administering the Series Bank Accounts and, in its capacity as Paying Agent, making payments from the Series Bank Accounts to the Noteholders and others,

•	acting as Creditor Representative for Series [_]-[_],

•
voting or directing the Master Collateral Agent under the Master Collateral Agreement, as Group [_] Creditor Representative for Series [_]-[_], as to all matters on which Group [_] Creditor Representatives may vote or direct the Master Collateral Agent under the Master Collateral Agreement,

•
following an Event of Default and acceleration of the Notes, (i) instituting proceedings for the collection of all amounts then payable on the Notes, enforcing any judgment obtained and collecting from the Trust any amounts due, (ii) taking any appropriate action to protect and enforce the rights and remedies of the Indenture Trustee and the Noteholders and (iii) voting, as the Group [_] Creditor Representative for Series [_]-[_], to cause the Master Collateral Agent to direct the Trust to sell the Receivables and other assets of the Trust designated to Group [_] in accordance with the Master Collateral Agreement;

•	acting as note registrar to maintain a record of the Noteholders and provide for the registration, transfer, exchange and replacement of the Notes, and

•	except in limited circumstances, notifying the Noteholders of an Event of Default.

Except in limited circumstances, if an officer in the corporate trust office of the Indenture Trustee having direct responsibility for the administration of the transaction documents has actual knowledge of or receives written notice of an event that with notice or the lapse of time or both would become an Event of Default, it must provide written notice to the Noteholders within ninety (90) days.  If an officer in the corporate trust office of the Indenture Trustee having direct responsibility for the administration of the transaction documents has actual knowledge of an Event of Default, it must notify the Noteholders within five (5) Business Days.  If the Notes have been accelerated, the Indenture Trustee may, and at the direction of the holders of a majority of the Note Balance of the Controlling Class must, begin proceedings for the collection of amounts payable on the Notes and enforce any judgment obtained and, in some circumstances, direct the Master Collateral Agent to sell the Receivables and other assets of the Trust designated to Group [_].

The Indenture Trustee’s standard of care changes depending on whether an Event of Default has occurred.  Prior to an Event of Default, the Indenture Trustee will not be liable for any action or omission unless that act or omission constitutes willful misconduct, bad faith or negligence by the Indenture Trustee.  The Indenture Trustee will not be liable for an error of judgment made in good faith unless it is proved that the Indenture Trustee was negligent in determining the relevant facts.  Following an Event of Default, the Indenture Trustee must exercise its rights and powers under the Indenture using the same degree of care and skill that a prudent person would use under the circumstances in conducting his or her own affairs.  Following an Event of Default, the Indenture Trustee may assert claims on behalf of the Trust and the Noteholders against the Depositor [,][or] any Originator, the Servicer [or the Additional Transferor].

For a description of the rights and duties of the Indenture Trustee after an Event of Default and upon acceleration of the Notes you should read “Description of the Notes—Events of Default.”

The Indenture Trustee will transmit an annual report to the Noteholders if certain events identified in the Trust Indenture Act have occurred during the prior year, including a change to the Indenture Trustee’s eligibility under the Trust Indenture Act, a conflict of interest under the Trust Indenture Act and any action taken by the Indenture Trustee that has a material adverse effect on the Notes.

The Indenture Trustee will not be required to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties under the Indenture or in the exercise of any of its rights or powers thereunder if it reasonably believes that repayments of such funds or adequate indemnity satisfactory to it against any loss, liability or expense is not reasonably assured to it.  The Indenture Trustee also will not be required to take action in response to requests or directions of any Noteholders unless those Noteholders have offered reasonable security or indemnity satisfactory to the Indenture Trustee to protect it against the reasonable costs and expenses that it may incur in complying with the request or direction.  The Indenture Trustee may exercise its rights or powers under the Indenture or perform its obligations thereunder either directly or by or through agents or attorneys or a custodian or nominee.  The Indenture Trustee will not have any obligation or responsibility to monitor or enforce the Sponsor’s compliance with any risk retention requirements and shall not be charged with knowledge of the U.S. Risk Retention Rules, nor shall it be liable to any Noteholder or other party for violation of the U.S. Risk Retention Rules now or hereafter in effect, except as otherwise may be explicitly required by law, rule or regulation.

The Trust will indemnify [___], in its capacity as Indenture Trustee and each of its other capacities under the transaction documents, and its officers, directors, employees and agents for all losses, liabilities, expenses (including reasonable attorney’s fees and expenses), damages, costs and disbursements incurred in connection with, arising out of or resulting from the administration of Notes issued under the Indenture and the performance of its obligations under the Indenture and the other transaction documents (including any amounts incurred by the Indenture Trustee in connection with (x) defending itself against any claim, legal action or proceeding, or (y) the enforcement of any indemnification or other obligation of the Trust, the Servicer or any other transaction party) unless caused by the willful misconduct, bad faith or negligence of the Indenture Trustee or as a result of any breach of representations made by the Indenture Trustee in the Indenture.  The Administrator will indemnify [___], in its capacity as Indenture Trustee and each of its other capacities under the transaction documents for any amounts not paid by the Trust; provided that [___] will reimburse the Administrator for any indemnified amounts paid to it by the Administrator to the extent that it subsequently receives payment or reimbursement of those amounts from the Trust.  Each of the Servicer and the Marketing Agent will indemnify [___], in its capacity as Indenture Trustee and each of its other capacities under the transaction documents for damages caused by that party’s willful misconduct, bad faith or gross negligence in the performance of its duties as Servicer or Marketing Agent, as applicable.

The Indenture Trustee will be entitled to a fee in connection with the performance of its duties under the Indenture.  The Trust will pay the fees of the Indenture Trustee, reimburse the Indenture Trustee for expenses incurred in performing its duties, and pay any indemnities due to the Indenture Trustee, in each case, in connection with the performance of its duties under the Indenture.  The Trust will pay these amounts from Series [_]-[_] Available Funds on each Payment Date in accordance with the priorities set forth under “Description of the Notes—Priority of Payments.” If the Notes have been accelerated after the occurrence of an Event of Default, the Trust will pay such amounts from Series [_]-[_] Available Funds on each Payment Date in accordance with the priorities set forth under “Description of the Notes—Post-Acceleration Priority of Payments.”

The Indenture Trustee may resign at any time by providing thirty (30) days’ prior written notice to the Trust and the Administrator.  The holders of a majority of the Note Balance of the Controlling Class may remove the Indenture Trustee upon thirty (30) days’ prior written notice for any reason by notifying the Indenture Trustee and the Trust.  The Trust must remove the Indenture Trustee if the Indenture Trustee becomes legally unable to act or becomes subject to a bankruptcy or is no longer eligible to act as Indenture Trustee under the Indenture because of changes in its legal status, financial condition or specific rating conditions.  If the Indenture Trustee resigns or is removed or if a vacancy exists in the office of the Indenture Trustee, the Trust or the holders of a majority of the Note Balance of the Controlling Class are required to appoint a successor indenture trustee promptly.  No resignation or removal of the Indenture Trustee will be effective until a successor indenture trustee is in place; provided, however, that if no successor indenture trustee has been appointed within sixty (60) days after the Indenture Trustee resigns or is removed, the Indenture Trustee, the Trust or the holders of a majority of the Note Balance of the Controlling Class may petition a court of competent jurisdiction to appoint a successor indenture trustee.  If not paid by the Trust, the Administrator will reimburse the Indenture Trustee and the successor indenture trustee for any expenses associated with the replacement of the Indenture Trustee.

Under the Trust Indenture Act, the Indenture Trustee may be considered to have a conflict of interest and be required to resign as Indenture Trustee for the Notes or any class of Notes if a default occurs under the Indenture.  In these circumstances, separate successor indenture trustees will be appointed for each class of Notes.  Even if separate indenture trustees are appointed, only the Indenture Trustee acting on behalf of the Controlling Class will have the right to exercise remedies and only the Controlling Class will have the right to direct or consent to any action to be taken, including a sale of the Receivables and other assets of the Trust designated to Group [_].

ASSET REPRESENTATIONS REVIEWER

[__________], a [__________], will serve as the Asset Representations Reviewer pursuant to the terms of an Asset Representations Review Agreement.  [Applicable disclosure regarding the Asset Representations Reviewer and its prior experience as required by Item 1109(b)(2) of Regulation AB will be provided by the Asset Representations Reviewer and included in the applicable prospectus.]

The Asset Representations Reviewer is not and will not be affiliated with any of the Sponsor, the Depositor, the Trust, the Servicer, the Administrator, the Marketing Agent, the Originators, [the Additional Transferor,] the Parent Support Provider, the Master Collateral Agent, the Indenture Trustee, the Owner Trustee[, the [Cap][Swap] Counterparty][, the Letter of Credit Provider] or any of their respective affiliates, and may not be an affiliate of any Person that was engaged by Cellco or any underwriter of the Notes to perform any due diligence on the Receivables prior to the Closing Date.

The Asset Representations Reviewer’s main obligations will be to:

•	review all ARR Receivables for compliance with the eligibility representations made with respect to those Receivables following receipt of a review notice from the Master Collateral Agent, and

•	provide a report on the results of the review to the Administrator, the Depositor, the Trust, the Servicer and the Master Collateral Agent.

For a description of the review to be performed by the Asset Representations Reviewer, you should read “Receivables — Asset Representations Review.”

The Asset Representations Reviewer will be entitled to a fee in connection with the performance of its duties under the Asset Representations Review Agreement.  The Trust will pay the fees of the Asset Representations Reviewer, reimburse the Asset Representations Reviewer for expenses incurred in performing its duties, and pay any indemnities due to the Asset Representations Reviewer, in each case, in connection with the performance of its duties under the Asset Representations Review Agreement.  The Trust will pay the Series [_]-[_] Group Allocated Percentage of such amounts from Series [_]-[_] Available

Funds on each Payment Date in accordance with the priorities set forth under “Description of the Notes—Priority of Payments.” If the Notes have been accelerated after the occurrence of an Event of Default, the Trust will pay the Series [_]-[_] Group Allocated Percentage of such amounts from Series [_]-[_] Available Funds on each Payment Date in accordance with the priorities set forth under “Description of the Notes—Post-Acceleration Priority of Payments.”

In the event an Asset Representations Review occurs, the Asset Representations Reviewer will be entitled to a fee equal of $[_] [for each Receivable reviewed by it].  With respect to Series [_]-[_], the Trust will pay the Series [_]-[_] Allocation Percentage of such amounts from Series [_]-[_] Available Funds on each Payment Date in accordance with the priorities set forth under “Description of the Notes—Priority of Payments.”  If the Notes have been accelerated after the occurrence of an Event of Default, the Trust will pay the Series [_]-[_] Allocation Percentage of such amounts from Series [_]-[_] Available Funds on each Payment Date in accordance with the priorities set forth under “Description of the Notes—Post-Acceleration Priority of Payments.”

The Asset Representations Reviewer may not resign unless it determines, in its sole discretion that (a) it is legally unable to perform its obligations under the Asset Representations Review Agreement and (b) there is no reasonable action that it could take to make the performance of its obligations under the Asset Representations Review Agreement permitted under applicable law.  If the Asset Representations Reviewer breaches any of its representations, warranties, covenants or obligations under the Asset Representations Review Agreement, becomes the subject of a bankruptcy or similar proceeding, or no longer satisfies the applicable eligibility criteria, the Trust may remove the Asset Representations Reviewer and terminate its obligations under the Asset Representations Review Agreement. The Trust will be obligated to engage a successor asset representations reviewer after any resignation or removal.  [No resignation or removal of the Asset Representations Reviewer will be effective, and the Asset Representations Reviewer will continue to perform its obligations under the Asset Representations Review Agreement, until a successor asset representations reviewer has accepted its engagement.]

The Asset Representations Reviewer is [not] contractually obligated to pay the reasonable expenses incurred in the transfer of its rights and obligations under the Asset Representations Review Agreement.  To the extent expenses incurred in connection with the replacement of the Asset Representations Reviewer are not paid by the Asset Representations Reviewer that is being replaced, the Trust will be responsible for the payment of those expenses.  If not paid by the Trust, the Administrator will reimburse the Asset Representations Reviewer and the successor asset representations reviewer for any expenses associated with the replacement of the Asset Representations Reviewer.  Any resignation, removal, replacement or substitution of the Asset Representations Reviewer, or the appointment of a new asset representations reviewer, will be reported by the Administrator in the Form 10-D related to the Collection Period in which the change occurs, together with a description of the circumstances surrounding the change and, if applicable, information regarding the new asset representations reviewer.

The Asset Representations Reviewer will not be liable to any Person or entity for any action taken, or not taken, in good faith under the Asset Representations Review Agreement or for errors in judgment.  However, the Asset Representations Reviewer will be liable for its willful misconduct, bad faith or gross negligence in performing its obligations under the Asset Representations Review Agreement.  The Asset Representations Reviewer and its officers, directors, employees and agents will be indemnified by the Trust for fees, expenses, losses, damages, liabilities, reasonable attorney’s fees and other related legal costs resulting from the performance of its obligations under the Asset Representations Review Agreement (including the fees and expenses of defending itself against any loss, damage or liability), but excluding any fee, expense, loss, damage or liability resulting from (i) the Asset Representations Reviewer’s willful misconduct, bad faith or gross negligence or (ii) the Asset Representations Reviewer’s breach of any of its representations or warranties in the Asset Representations Review Agreement.  The Asset Representations Reviewer will indemnify each of the Trust, the Depositor, the Administrator, the Servicer, the Owner Trustee and the Master Collateral Agent and their respective directors, officers, employees and agents for all fees, expenses, losses, damages, liabilities, reasonable attorney’s fees and other related legal costs resulting from (a) the willful misconduct, bad faith or gross negligence of the Asset Representations Reviewer in performing its obligations under the Asset Representations Review Agreement or (b) the Asset Representations Reviewer’s breach of any of its representations or warranties in the Asset Representations Review Agreement.

[[CAP][SWAP] COUNTERPARTY]

[[___], the [Cap][Swap] Counterparty, is a [___].  [Applicable disclosure regarding the [Cap][Swap] Counterparty as required by Item 1115(a)(1) of Regulation AB will be provided by the [Cap][Swap] Counterparty and included in the applicable prospectus.]

[To the extent the Significance Percentage, as set forth under “The [Cap][Swap] Agreement” is (x) greater than 10%, the financial data regarding the [Cap][Swap] Counterparty will be included in the applicable prospectus as required by Item 1115(b)(1) of Regulation AB and (y) greater than 20%, the financial statements regarding the [Cap][Swap] Counterparty will be included in the applicable prospectus as required by Item 1115(b)(2) of Regulation AB.]

 [LETTER OF CREDIT PROVIDER]

[[___], the Letter of Credit Provider, is a [___].  [Applicable disclosure regarding the Letter of Credit Provider as required by Item 1114(b)(1) of Regulation AB will be provided by the Letter of Credit Provider and included in the applicable prospectus.]

[To the extent applicable, financial information regarding the Letter of Credit Provider will be included in the applicable prospectus as required by Item 1114(b)(2) of Regulation AB.]

[The Trust will pay the Letter of Credit Provider a [monthly][quarterly][annual] fee equal to $[_].  The Trust will pay the fees of the Letter of Credit Provider, reimburse the Letter of Credit Provider for expenses incurred in performing its duties, and pay any indemnities due to the Letter of Credit Provider out of Series [_]-[_] Available Funds in accordance with the priorities set forth under “Description of the Notes—Priority of Payments.”  ]

SPONSOR, SERVICER, CUSTODIAN, MARKETING AGENT AND ADMINISTRATOR

General

Verizon Communications is a holding company that, acting through its subsidiaries, is one of the world’s leading providers of technology, communications, information and entertainment products and services to consumers, businesses and government entities.  Verizon has two reportable segments that it operates and manages as strategic business units, Verizon Consumer Group and Verizon Business Group, and Verizon offers wireless services and equipment to customers of both.  Verizon’s wireless services are provided across one of the most extensive wireless networks in the United States.  As of [___], 20[_], the Verizon Consumer Group had approximately [_] wireless retail postpaid connections and the Verizon Business Group had approximately [_] wireless retail postpaid connections.  Verizon had consolidated revenues of $[_] for the year ended December 31, 20[_].  As of [___], 20[_], Verizon had approximately [_] employees.

Cellco is an indirect wholly-owned subsidiary of Verizon Communications.  Cellco is a Delaware general partnership formed on October 4, 1994.  The address of Cellco’s principal executive office is One Verizon Way, Basking Ridge, New Jersey 07920.  Cellco services all of Cellco’s and other Verizon Communications subsidiary originators’ wireless accounts, including the Device Payment Plan Agreements. The total portfolio of Device Payment Plan Agreements being serviced was $[_] as of [___], 20[_].

Sponsor

As the Sponsor of the securitization transaction in which the Notes will be issued, Cellco will be responsible for structuring the securitization transaction and selecting the transaction parties.  Cellco and its affiliates will be responsible for paying the costs and expenses of issuing the Notes, legal fees of some transaction parties, rating agency fees for rating the Notes and other transaction expenses.  The Sponsor and the other Originators have transferred Device Payment Plan Agreements to the Depositor and from time to time, the Sponsor [,][and] the other Originators [and the Additional Transferor] will transfer additional Device Payment Plan Agreements to the Depositor.

Cellco has had an active securitization program since 2016.  The Notes are the [_] Group [_] Series entered into by the Trust, and the [_] Group [_] Series of Publicly Registered Notes issued by the Trust.  In addition to the Group [_] Series entered into by the Trust, Cellco also has sponsored [_] term securitization trusts, including [_] public term securitization trusts, backed by Device Payment Plan Agreements.  [None of the asset-backed securities offered in this securitization program have experienced any losses or events of default and none of Cellco, the other Originators or the Servicer has ever taken any action out of the ordinary in any transaction to prevent losses or events of default.]  [During the three-year period ended [___], 20[_], none of Cellco, the other Originators or the Servicer has ever received a demand for any Device Payment Plan Agreement backing asset-backed securities offered in a securitization program sponsored by the Sponsor to be acquired or reacquired, as applicable, due to a breach of representations made about the related Device Payment Plan Agreements.]  [If applicable, Rule 15Ga-1(a) information to be provided].  Cellco, as the sponsor and securitizer, discloses all reacquisition and acquisition demands and related activity on SEC Form ABS-15G.  Cellco filed its most recent Form ABS-15G with the SEC on [_], 20[_].  Cellco’s CIK number is 0001175215.

U.S. Credit Risk Retention

The U.S. Risk Retention Rules require the Sponsor, either directly or through one or more of its majority-owned affiliates, to retain an economic interest of at least 5% in the credit risk of the Receivables.

The Sponsor, the other Originators[, the Additional Transferor] and the True-up Trust are under the common control of Verizon Communications, and therefore, the True-up Trust is a majority-owned affiliate of the Sponsor.

The True-up Trust, as a majority-owned affiliate of the Sponsor, will retain the required economic interest in the credit risk of the Receivables in satisfaction of the Sponsor’s obligations under the U.S. Risk Retention Rules, in the form of a qualifying “seller’s interest” consisting of the Transferor’s Interest (which, among other things, is represented by the Certificates) [, as [partially] [wholly] offset by an “eligible horizontal residual interest” in Series [_]-[_] consisting of the Class R Interest].  The amount of the Transferor’s Interest on the Closing Date and at each subsequent monthly measurement date is required to equal not less than 5% of the aggregate unpaid principal balance of all outstanding investor ABS interests in Group [_][, as [partially] [wholly] offset by the percentage represented by the fair value of the Class R Interest, as Series EHRI, of the fair value of all outstanding ABS interests in Series [_]-[_] on the Closing Date].  The Certificates represent the interest in each Group not represented by any Series of that Group and will be entitled to, among other things, with respect to Group [_], distributions in respect of the Transferor’s Interest on each Payment Date.  [In general, the Class R Interest represents the right to all Series [_]-[_] Available Funds on any Payment Date not needed to pay fees, expenses and indemnities of the Trust allocated to or otherwise payable by Series [_]-[_] or to make interest and principal payments on the Notes, [senior swap payments,] [payments, if any, required to reimburse the Letter of Credit Provider for any amounts drawn under the Letter of Credit together with interest accrued on the drawn amount,] any required deposits into the Reserve Account or the Principal Funding Account [, any Additional Interest Amounts] [and Make-Whole Payments] payable on that Payment Date.]

None of the Sponsor, the Depositor, the Originators, [the Additional Transferor,] the True-up Trust or any of their affiliates may hedge, sell or transfer the required retention except to the extent permitted by the U.S. Risk Retention Rules.

The Master Collateral Agent, the Indenture Trustee and the Owner Trustee will not have any obligation or responsibility to monitor or enforce the Sponsor’s compliance with any risk retention requirements and shall not be charged with knowledge of the U.S. Risk Retention Rules, nor shall they be liable to any Noteholder, other Creditor or other party for violation of the U.S. Risk Retention Rules now or hereafter in effect, except as otherwise may be explicitly required by law, rule or regulation.

For more information regarding the risk retention regulations and the Sponsor’s method of compliance with those regulations, see “Credit Risk Retention.”

Servicer, Custodian, Marketing Agent and Administrator

Cellco will be the Servicer of the Receivables under the Transfer and Servicing Agreement, as further described under “Servicing the Receivables and the Securitization Transaction.”  So long as Cellco is the Servicer, the Servicer is permitted to contract with others, which may be affiliates of Cellco or third-parties, to perform all or a portion of its servicing obligations at the Servicer’s expense.  No such delegation or contracting will relieve the Servicer of its obligations or liability for servicing and administering the Receivables in accordance with the provisions of the Transfer and Servicing Agreement.  Cellco has been the servicer for its securitization program since its inception in 2016 and has acted as servicer in [_] term securitization transactions backed by Device Payment Plan Agreements.  The following table shows the size and growth of Cellco’s managed portfolio of Device Payment Plan Agreements since December 31, 20[_].

As of December 31,
	[_]	[_]	[_]	[_]	[_]
Number of Device Payment Plan Agreements outstanding (in thousands)
Aggregate Principal Balance of Device Payment Plan Agreements outstanding (in millions)

The tables under “Servicing the Receivables and the Securitization Transaction—Delinquency and Write-Off Experience” and on Annex A, Annex B and Annex C show Cellco’s servicing experience for (1) the entire portfolio of Device Payment Plan Agreements that Cellco services, (2) the Receivables and (3) prior securitized pools of Device Payment Plan Agreements for Consumer Obligors.  [Cellco has not had any material instances of noncompliance with the servicing criteria in its public securitization program.]  [If applicable, describe any material instances of noncompliance as required by Item 1108(b)(2) of Regulation AB.]

Cellco will be the Custodian for the Trust and will maintain electronically a Receivable file for each Receivable.  A Receivable file will include originals or copies of the Device Payment Plan Agreement.  For more information on Cellco’s obligations as Custodian, see “Servicing the Receivables and the Securitization Transaction—Custodial Obligations of Cellco.”

Cellco will be the Marketing Agent and in this capacity, will be required to remit, or to cause the related Originators to remit, certain payments to the Trust or take certain actions with respect to the Receivables, as described under “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments.”  Any fees and expenses incurred by the Marketing Agent will be paid by the Originators.

Cellco will be the Administrator of the Trust under the Administration Agreement.  From time to time, the Administrator may (on behalf of the Trust) identify (i) Device Payment Plan Agreements to be transferred by each Originator [or the Additional Transferor, as applicable,] to the Depositor and by the Depositor to the Trust from time to time, (ii) Trust DPPAs to be designated to a Group and (iii) with the consent of the Servicer, Trust DPPAs previously designated to one Group to be re-designated to another Group. In addition, the Administrator will provide notices on behalf of the Trust and perform all administrative obligations of the Trust under the Indenture and the other transaction documents.  These obligations include obtaining and preserving the Trust’s qualification to do business where necessary, providing required notices, performing inspections of the transaction parties on behalf of the Trust, monitoring the Trust’s obligations for the satisfaction and discharge of the Indenture, causing the Servicer to comply with its duties and obligations under the Transfer and Servicing Agreement, causing the Indenture Trustee to notify the Noteholders of the redemption of the Notes, filing any required income tax returns for the Trust, and preparing and filing the documents necessary to perfect and maintain the security interest of the Master Collateral Agent and the Indenture Trustee, as applicable, and to release property from the lien of the Master Collateral Agreement or the Indenture, as applicable.  Any fees of the Administrator will be paid by the Servicer.

The Administrator may not resign at any time unless it determines it is legally unable to perform its duties under the Administration Agreement. In specific circumstances, the Owner Trustee, with the consent of the Majority Trust Creditor Representatives, may terminate the Administrator.  No resignation or termination of the Administrator will become effective until (i) a successor administrator has executed and delivered to the Trust an agreement accepting its engagement and agreeing to perform the obligations of the Administrator under an agreement on substantially the same terms as the Administration Agreement in a form acceptable to the Trust and (ii) the Rating Agency Condition with respect to all Credit Extensions then rated by a rating agency shall have been satisfied with respect to the appointment of such successor administrator.

Although Cellco is responsible for the performance of its obligations as Servicer, Custodian, Marketing Agent and Administrator, certain of its affiliates or third parties may undertake the actual performance of those obligations.  This appointment does not relieve Cellco of its obligations as Servicer, Custodian and Marketing Agent with respect to the Receivables or as Administrator with respect to the Trust.

PARENT SUPPORT PROVIDER

Verizon Communications will act as Parent Support Provider pursuant to the Parent Support Agreement under which it will guarantee the payment obligations of the Originators and Cellco, as the Marketing Agent and the Servicer.  The Parent Support Provider will not guarantee any payments on the Notes or any payments on the Receivables.  The Parent Support Provider’s payment obligations under the Parent Support Agreement will be of equal priority with all other senior unsecured obligations of the Parent Support Provider.

Formerly known as Bell Atlantic Corporation, Verizon Communications was incorporated in 1983 under the laws of the State of Delaware and began doing business as Verizon Communications on June 30, 2000 following a merger with GTE Corporation.  Verizon Communications’ principal executive offices are located at 1095 Avenue of the Americas, New York, New York 10036.

The Parent Support Provider will be obligated to guarantee the payment obligations of the Originators, the Marketing Agent and the Servicer (for so long as Cellco is the Servicer) under the transaction documents to which an Originator, the Marketing Agent or the Servicer, as applicable, is a party. Specifically, to the extent an Originator or the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date), as applicable, does not reacquire or acquire, as applicable, (i) a Receivable upon the breach of a related representation or warranty or (ii) a secured Receivable (that is not a Written-Off Receivable) if the related Obligor becomes the subject of a bankruptcy proceeding and Verizon Wireless accepts the surrender of the related wireless device in satisfaction of the Receivable, in each case, under the circumstances described under “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments,” the Parent Support Provider will be required to remit the Reconveyance Amount for that Receivable into the Collection Account or will be required to cause the related Originator or the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date), as applicable, to reacquire or acquire, as applicable, that Receivable.

In addition, as further described under “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments,” if the Marketing Agent does not remit, or does not cause the related Originator to remit, prepayment amounts due, after the acceptance and compliance with all of the terms and conditions of an Upgrade Offer by an Obligor, the Parent Support Provider will be required to deposit, or to cause the Marketing Agent or related Originator to deposit, the prepayment amounts into the Collection Account.  The failure by the Marketing Agent, the related Originator or the Parent Support Provider to remit the amounts as set forth in the immediately preceding sentence within [five (5)] Business Days after receipt of written notice from the Master Collateral Agent, or a responsible person of the Marketing Agent or the Parent Support Provider obtains actual knowledge, that these payments are required will cause a Servicer Termination Event so long as Cellco is the Servicer, and, as a result, an Amortization Event.  See “Description of the Notes—Amortization Period” for additional information about Amortization Events.

Moreover, as further described under “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments,” if the Marketing Agent does not remit, or does not cause the related Originator to remit, amounts related to credits granted to Obligors, to the extent those credits reduced any payment on a Receivable, the Parent Support Provider will be required to remit, or to cause the Marketing Agent or the related Originator to remit, the related Credit Payment into the Collection Account.  Further, as described under “Servicing the Receivables and the Securitization Transaction—Servicer Modifications and Obligation to Acquire Receivables,” if Verizon Wireless allows a Receivable to be transferred to a different Obligor, the Marketing Agent will be required to acquire, or to cause the related Originator to acquire, from the Trust any Receivable so transferred.  [The failure by the Marketing Agent, the related Originator or the Parent Support Provider to remit the amounts as set forth in this paragraph within [ten (10)] Business Days after receipt of written notice from the Master Collateral Agent, or a responsible person of the Marketing Agent or the Parent Support Provider obtains actual knowledge, that those payments are required will cause a Servicer Termination Event so long as Cellco is the Servicer, and, as a result, an Amortization Event.]  See “Description of the Notes—Amortization Period” for additional information about Amortization Events.

In addition, as further described under “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments,” if the Servicer does not remit Collections on the Receivables by the relevant due date as further described under “Servicing the Receivables and the Securitization Transaction—Deposit of Collections,” the Parent Support Provider will be required to deposit an amount equal to the Collections directly into the Collection Account, or cause the Servicer to remit these amounts.

Lastly, if the Servicer or the Marketing Agent, as applicable, does not acquire a Receivable under the circumstances set forth under “Servicing the Receivables and the Securitization Transaction—Servicer Modifications and Obligation to Acquire Receivables” and “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments,” the Parent Support Provider will be required to remit into the Collection Account the Reconveyance Amount for that Receivable.  [The failure by the Servicer or the Parent Support Provider to remit Collections or to deposit a Reconveyance Amount, in each case as set forth in the immediately preceding two sentences, within [five (5)] Business Days or [ninety (90)] days, respectively, after receipt of written notice from the Master Collateral Agent or the Majority Trust Creditor Representatives, as applicable, or a responsible person of the Servicer, the Marketing Agent or the Parent Support Provider obtains actual knowledge, that those payments or deposits are required will cause a Servicer Termination Event, and, as a result, an Amortization Event.]  For additional information on Servicer Termination Events, see “Servicing the Receivables and the Securitization Transaction—Resignation and Termination of Servicer.”  For additional information on Amortization Events, see “Description of the Notes—Amortization Period.”

THE ORIGINATORS

The Originators originated the existing Receivables pursuant to the origination practices and policies set forth under “Origination and Description of Device Payment Plan Agreement Receivables—Underwriting Criteria,” and have or will originate future Receivables pursuant to the origination practices and policies set forth under “Origination and Description of Device Payment Plan Agreement Receivables—Underwriting Criteria,” as in effect at the time such Receivables are originated.  The origination practices and policies may be updated in the normal course of Verizon Wireless’ business as Verizon Wireless continually analyzes, validates and manages its credit and other origination policies based on costs and economic and other factors, and adjusts the policies as necessary to meet the needs of the business.  Any changes to the policies will be applied to all Device Payment Plan Agreements originated by the Originators from and after the date that the changes are implemented, which may follow a trial change with respect to a limited number of customers.  Any material changes in the origination practices and policies used to originate Device Payment Plan Agreements will be disclosed on the Form 10-D filed with respect to the first Collection Period in which Device Payment Plan Agreements subject to the changes are transferred to the Trust and such Trust DPPAs are designated to Group [_].  Each Series [_]-[_] Eligible Receivable will be required to satisfy the eligibility criteria set forth under “Receivables—Criteria for Selecting the Receivables.”

The Originators originated or will originate the Receivables under Device Payment Plan Agreements entered into by Verizon Wireless Services or another affiliate of Verizon Communications, as agent of each Originator.  Each Originator is a wholly-owned or majority-owned subsidiary of Verizon Communications and an affiliate of the Sponsor, and originates Device Payment Plan Agreements under the same underwriting guidelines as determined by the Sponsor, as described under “Origination and Description of Device Payment Plan Agreement Receivables.”  Each Originator (including Cellco) will be covered by the Parent Support Agreement provided by the Parent Support Provider.  Each Originator has transferred its rights in certain of these Device Payment Plan Agreements to the Depositor and may transfer additional Device Payment Plan Agreements to the Depositor after the Closing Date.

Each Originator will severally represent to the Depositor that the Receivables transferred by it are Eligible Receivables, though such Receivables may not constitute Series [_]-[_] Eligible Receivables.  The Depositor will assign the right to enforce this representation to the Trust, and the Trust will assign the right to enforce this representation to the Master Collateral Agent, for the benefit of the Group [_] Creditors. If this representation is later discovered to have been untrue when made and such breach is a Material Breach, then the related Originator will have the option to cure that breach.  If the breach is not cured in all material respects by the end of the applicable grace period, then the related Originator will be required to reacquire all Receivables for which the representation has been breached, other than as set forth under “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments.”  Notwithstanding the foregoing, no breach of the foregoing eligibility representation will be deemed to have occurred with respect to a Receivable based on the inaccuracy of such representation if such inaccuracy does not affect the ability of the Trust to receive and retain payment in full on such Receivable on the terms and conditions and within the timeframe set forth in the underlying Device Payment Plan Agreement.  In addition, the related Originator will be required to reacquire any Receivable that is a secured Receivable (that is not a Written-Off Receivable) if the related Obligor becomes the subject of a bankruptcy proceeding and Verizon Wireless accepts the surrender of the related wireless device in satisfaction of the Receivable, subject to certain limitations set forth under “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments.”  For more information about the representations, bankruptcy surrendered devices and reacquisition obligations, see “Receivables—Representations About the Receivables,” “Origination and Description of Device Payment Plan Agreement Receivables—Bankruptcy Surrendered Devices” and “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments.”

[ADDITIONAL TRANSFEROR]

[[Additional Transferor] is a [____] created in [___], 20[_].  The main purposes of [___] are to [___].21

[___] has acquired or will acquire Device Payment Plan Agreements originated by the Originators from the Originators [or other Additional Transferors] in connection with [___].  [___] may transfer its rights in certain of those Device Payment Plan Agreements to the Depositor.

The Servicer will represent that the Receivables transferred by [___] to the Depositor are Eligible Receivables, though such Receivables may not constitute Series [_]-[_] Eligible Receivables.  The Depositor will assign the right to enforce this representation to the Trust, and the Trust will assign the right to enforce this representation to the Master Collateral Agent, for the benefit of the Group [_] Creditors.  If this representation is later discovered to have been untrue when made and such breach is a Material Breach, then the Servicer will have the option to cure that breach.  If the breach is not cured in all material respects by the end of the applicable grace period, then the Servicer will be required to acquire all Receivables for which the representation has been breached, other than as set forth under “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments.”  Notwithstanding the foregoing, no breach of the foregoing eligibility representation will be deemed to have occurred with respect to a Receivable based on the inaccuracy of such representation if such inaccuracy does not affect the ability of the Trust to receive and retain payment in full on such Receivable on the terms and conditions and within the timeframe set forth in the underlying Device Payment Plan Agreement.  In addition, the Servicer will be required to acquire any Receivable that is a secured Receivable (that is not a Written-Off Receivable) if the related Obligor becomes the subject of a bankruptcy proceeding and Verizon Wireless accepts the surrender of the related wireless device in satisfaction of the

[21]	Any additional transferor will be a special purpose entity that is affiliated with, or a trust that has a depositor that was formed by, Cellco.

Receivable, subject to certain limitations set forth under “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments.”  For more information about the representations and acquisition obligations, see “Receivables—Representations About the Receivables” and “—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments.”]

ORIGINATION AND DESCRIPTION OF DEVICE PAYMENT PLAN AGREEMENT RECEIVABLES

Cellco and the other Originators originate Device Payment Plan Agreements in accordance with Verizon Wireless’ requirements as set forth under “—Underwriting Criteria” below.

Wireless Equipment and Distribution

Verizon offers several categories of wireless equipment to consumer customers and business customers, including a variety of new or certified pre-owned smartphones and other handsets, wireless-enabled internet devices, such as tablets and other wireless-enabled connected devices, such as smart watches.

Verizon purchases a substantial majority of the wireless devices it sells from [Apple, Samsung, Alphabet, Motorola Mobility and LG Electronics].

Verizon uses a combination of direct, indirect and alternative distribution channels to market and distribute its products and services to customers.

The direct channel includes stores operated by Verizon and staffed by Verizon retail employees.  Verizon’s sales and service centers and business direct sales teams also represent significant distribution channels.  Verizon also has a digital channel and omni-channel for its customers.

The indirect/digital partners channel includes agents that sell Verizon wireless products and services at retail locations operated and staffed by the agents throughout the United States, as well as through the Internet.  The majority of these sales are made under exclusive selling arrangements with Verizon. Also included in the indirect sales channel are certain high-profile, national retailers, including Best Buy, that sell Verizon wireless products and services on a nonexclusive basis.

Prior to July 2019, wireless devices sold by Verizon were generally “unlocked,” and, therefore, a customer was free, subject to the limitations of the device, to use the wireless device on another wireless provider’s network.  On June 25, 2019, the Federal Communications Commission approved Verizon’s  request to extend the lock period for sixty (60) days after the sale of the device for new smartphones.  In July 2019, Verizon began implementing a sixty (60) day lock period on smartphones after the customer purchases the device, in order to reduce theft and fraud.   After the sixty (60) days, the smartphones unlock automatically, and the customer is free, subject to the limitations of the device, to use the smartphone on another wireless provider’s network.

Wireless Device Payment Plan Agreements

Historically, Verizon Wireless customers purchased their wireless devices at subsidized prices and paid for their wireless service pursuant to a fixed-term two year service plan, which required the payment of an early termination fee if service was cancelled during the two year term. As of January 2017, Verizon Wireless no longer offers consumer customers new fixed-term, subsidized service plans for devices; however, Verizon Wireless continues to offer subsidized plans to its business customers.

In August 2013, Verizon Wireless introduced a new national program referred to as “Edge,” under which it offered eligible customers the option to purchase their wireless devices at unsubsidized prices on an installment basis over the course of a specified period of time and the ability to upgrade their device after a minimum of thirty (30) days, subject to certain conditions, including the repayment of a specified percentage of the total amount due under the installment agreement and the return of the original device in good working condition.  The Edge program was revised in February 2014 to provide that customers who purchased a device under the program also received discounted monthly service fees as compared to those under the historical fixed-term service plans. Verizon Wireless continued to revise the terms of the Edge program over the next two years, adjusting the specified repayment periods and percentage required to be paid before allowing for an upgrade.

In June 2015, the Edge program was further revised to remove the contractual option to upgrade, and in July 2015, the program was renamed the Device Payment Program, which is the program currently offered by Verizon Wireless.  Initially, the Device Payment Program only applied to cell phones and then was expanded to cover tablets and subsequently watches and other wearables and other devices that utilize a wireless connection. In 2016, Verizon began offering the Device Payment Program to business customers. Under the Device Payment Program, customers purchase their devices (including certified pre-owned devices) at unsubsidized prices under a Device Payment Plan Agreement, which currently includes the following terms:

•	[the customer pays the total retail price of the device[, less any applicable down payment,] over a 24-month or 30-month period;

•	0% annual percentage rate;

•	the customer must maintain service with Verizon Wireless;

•	payments are applied first to service, then to the oldest Device Payment Plan Agreement, then to more recent Device Payment Plan Agreements, in order of origination;

•	the customer may prepay in full at any time without penalty;

•	for consumer customers, since May 2019, includes the grant of a purchase money security interest in the device;

•	risk of loss, theft or damage remains with the customer and insurance is recommended, but not required;

•	upon a customer default, to the extent permitted by applicable law, Verizon Wireless has the right to require the customer to pay the entire remaining balance in full; and

•	the customer has a [fourteen (14) day cancellation right (for consumer customers) and a thirty (30) day cancellation right (for business customers)].

In order to be eligible to participate in the Device Payment Program, customers must meet certain threshold requirements, which generally include that any past due or written-off balances on a prior account with Verizon Wireless must be paid in full, and there cannot be any past due balance of $25.00 or greater outstanding for more than thirty (30) days or any usage threshold breaches on the current account.  Larger business customers may be subject to higher thresholds.

Certain small businesses may sign the consumer customer form of Device Payment Plan Agreement.

Device Payment Plan Agreements may be unsecured or secured by the related wireless device.

Any of the terms and conditions of the Device Payment Program, including, without limitation, with respect to the charging of interest, the original term, the amount of the monthly payment and the Obligor’s ability to prepay the related Device Payment Plan Agreement, may be changed by Verizon Wireless at any time.

Insurance on Wireless Devices

Verizon Wireless offers, but does not require, property insurance, under a policy issued by a third party insurance provider, covering customers’ wireless devices for loss, theft or accidental damage.  Insurance is available for a specific wireless device or for multiple wireless devices on an account.  Under the multiple wireless devices insurance option, equipment protection is offered for a customer’s entire account, rather than an individual wireless device. This insurance covers three or more lines on a customer’s account, and the customer is not required to specify which lines are covered at the time of enrollment.  Customers may file a claim for a line at the time an incident occurs to one of the customer’s wireless devices, at which time that line will be officially registered as one of the wireless devices covered under the insurance (though the customer is still not required to register the other lines on its account to be covered).  At such time as the customer has made claims with respect to wireless devices on the number of lines covered by the insurance, the customer’s remaining wireless devices will not be covered.  Customers who purchase wireless devices under a Device Payment Plan Agreement remain obligated for the total number of payments even if the wireless device is lost, stolen or damaged.  Verizon Wireless recommends that customers obtain property insurance on wireless devices.

Underwriting Criteria

Consumer Customers.  The following discussion is applicable only to consumer customers.

All point of sale systems that generate Device Payment Plan Agreements for Verizon Wireless utilize a standard credit decision and scoring system.  All credit applications go through an electronic decision process, which expedites the review, promotes consistent decisions, and provides an automated, instant and efficient credit decision.  Verizon Wireless does not use a manual or judgmental credit decision process, and Verizon Wireless’ policy is not to override automated credit decisions.

When originating Consumer Device Payment Plan Agreements, Verizon Wireless uses the customer’s name, address, date of birth and social security number to perform a credit screening function, utilizing internal and external data sources to measure credit quality of the customer and determine eligibility for the Device Payment Program.  If a customer is either new to Verizon Wireless or is a Consumer Obligor that has forty-five (45) or less days of Customer Tenure with Verizon Wireless, the credit decision process relies more heavily on external data sources.  If the Obligor has more than forty-five (45) days of Customer Tenure with Verizon Wireless, the credit decision process relies on a combination of internal and external data sources.  External data sources include obtaining a credit report from a national consumer credit reporting agency, if available.

Verizon Wireless uses its internal data and/or the credit data obtained from the credit reporting agencies to create a custom credit risk score.  The custom credit risk score is generated automatically from the customer’s credit data using Verizon Wireless’ proprietary custom credit models, which are empirically derived, demonstrably and statistically sound.  The custom credit risk score measures the likelihood that the potential customer will become severely delinquent and be disconnected for non-payment.  Verizon Wireless’ proprietary custom credit models have been developed based on credit reports belonging to anonymous consumers who have applied for service and Device Payment Plan Agreements with Verizon Wireless. Since the models are derived from Verizon Wireless’ own application and account base, Verizon Wireless believes the predictive power of the model is enhanced compared to other non-custom generic credit scoring models. Verizon Wireless’ proprietary custom credit models use inputs that are contained within the customer’s credit file, including, but not limited to, trade line age, high credit limits, high balances, delinquencies, inquiries, collection items and public record items.

Approximately [1]% of credit screenings for Device Payment Plan Agreements require manual intervention before an automated credit decision can be generated.  In these instances, the personal identifying information (e.g. name, address, date of birth or social security number) provided by the customer cannot be confidently matched with credit data.  This may be as a result of, for example, a name change, use of a nickname or a generation designation, such as Jr. or Sr., or a data entry error.  Once the discrepancy is resolved, the application continues through the electronic decision process, resulting in an automated credit decision.  For approximately [5-8]% of new customer credit screenings, a traditional credit report is not available from one of the national consumer credit reporting agencies because the potential customer does not have sufficient credit history.  In those instances, alternative credit data is used to automatically create the custom credit score.  Alternative credit data includes financial data from non-traditional lenders and non-financial data, such as information from public records regarding property ownership, bankruptcies and liens, education attributes, residential stability and payment information regarding telecommunications, pay TV and utility bills, which are used to predict the creditworthiness of underserved applicants who do not have traditional credit files.

Based on the custom credit risk score, Verizon Wireless assigns each customer to a credit class, each of which has specified offers of credit including an account level spending limit and a maximum amount of credit allowed per wireless device.  During the fourth quarter of 2018, Verizon Wireless moved all customers, new and existing, from a required down payment percentage, between zero and 100%, to a maximum amount of credit per device.

In February 2017, Verizon Wireless implemented, on a test basis, and in April 2017, Verizon Wireless fully implemented, the use of alternative credit data from NCTUE as an input into its proprietary custom credit model.  NCTUE is a consumer credit reporting agency that maintains data, such as payment and account history, reported by telecommunications, pay TV and utility service providers that are members of NCTUE.  Experiential data from like industries has proven to be extremely valuable in credit model development and risk assessment, and the data provides greater insight into the credit of underserved emerging youth and multicultural segments.

In September 2017, following a trial change earlier in the year, Verizon Wireless implemented a recalibration of its credit policy for new customers to better reflect recent device payment plan performance, macroeconomic conditions and the competitive landscape.  As a result of the credit policy recalibration, the down payment requirements for some new customers decreased or were eliminated, and the requirements for other new customers increased.  Since 2014, customers with less than two-hundred ten (210) days of Customer Tenure with Verizon Wireless have represented an average of less than 20% of customers.

Business Customers.  The following discussion is applicable only to business customers.

Some of the Device Payment Plan Agreements originated by Verizon Wireless are for entities who enter into the Device Payment Plan Agreement in connection with a business.  No single business customer has entered into Device Payment Plan Agreements representing more than 1% of the principal balance of Verizon Wireless’ portfolio of Device Payment Plan Agreements.

When originating Business Device Payment Plan Agreements, Verizon Wireless uses the business’ name, address, and tax identification number to perform a credit screening function. Generally, for business customers that are new to Verizon Wireless or have less than seven (7) months of Customer Tenure with Verizon Wireless, the credit decision process relies more heavily on external data, including a commercial credit bureau score and other supplemental business data, such as bankruptcy status, years in business, and number of employees.  For Business Obligors who have seven (7) months or more of Customer Tenure with Verizon Wireless, the credit decision process relies on internal data sources.  Business customers also have the opportunity to voluntarily provide personal identifying information on the business principal or another authorized company individual, which information is used in conjunction with the business identifying information in a blended score approach.  If a business customer does not have a score from any of the commercial credit bureaus and is not registered with the applicable secretary of state in such business customer’s jurisdiction of organization, Verizon Wireless will manually review the business’ corporate documentation to conduct its risk assessment.

Verizon Wireless uses its internal data and/or the external data to assign each business customer a required down payment percentage (which may be 0%) and specified line and account level credit limits.  Business Obligors may request an increase to these limits, which request is reviewed by an analyst team based on the Business Obligor’s payment history and Customer Tenure with Verizon Wireless and external data, including reports from commercial credit bureaus.

Changes to Underwriting Criteria.  In the normal course of business, Verizon Wireless is continually analyzing, validating and managing its credit and other origination policies for consumer customers and business customers based on costs and economic and other factors, and the policies are adjusted as necessary to meet the needs of the business.  In addition, from time to time, Verizon Wireless conducts trials with respect to changes to its underwriting and credit policies with respect to a limited number of consumer customers or business customers, as applicable, which, depending on the outcome of these trials, may result in these changed policies (or a variation thereof) being implemented for all consumer customers or business customers, respectively.

Exceptions to Underwriting Criteria.  [Verizon Wireless does not consider any of the existing Receivables to have been originated pursuant to exceptions to its underwriting criteria.]  [If any Receivables are originated pursuant to exceptions to the underwriting criteria, include information and, if applicable, data indicating how these Receivables deviate from the underwriting criteria, the amount and the percentage of Receivables that were originated as an exception to the underwriting criteria, the amount and the characteristics of the Receivables that represent an exception to the underwriting criteria, and the factors that may be considered when making the decision to include these Receivables in Group [_].]

Material Changes to Origination and Underwriting Policies and Procedures

[TO BE UPDATED AT THE TIME OF EACH TRANSACTION]

Upgrade Offers

From time to time, Verizon Wireless offers certain Upgrade Offers, subject to the terms and conditions therein, under its Upgrade Program.  Verizon Wireless began offering its Current Upgrade Program and related Current Upgrade Offers in September 2015 with respect to the newest models of certain manufacturers’ wireless devices.  Generally, the terms and conditions of the Current Upgrade Program include that (i) a specified minimum percent of the retail price of the related device (currently 50%) has been paid by the Obligor, (ii) the eligible device is returned in good working condition, as determined by Verizon Wireless, and if not so returned, the remaining balance under such Obligor’s original Device Payment Plan Agreement will be due on such Obligor’s next bill, (iii) the Obligor’s account is in good standing, and (iv) the Obligor is required to purchase a new qualifying device under a new Device Payment Plan Agreement.  Upon satisfaction of these terms and conditions, Verizon Wireless will agree, for the benefit of the Obligor and for the express benefit of any assignee of the Obligor’s original Device Payment Plan Agreement, to acquire such eligible device for the remaining balance of the related Obligor’s original Device Payment Plan Agreement and pay off and settle that remaining balance.

The terms and conditions of the Current Upgrade Program and any other Upgrade Program may be modified or terminated by Verizon Wireless at any time.  In addition, new Upgrade Programs may be offered at any time by Verizon Wireless, with terms and conditions to be determined at the time of the offer, and any Upgrade Offers may be terminated at any time at the sole option of Verizon Wireless.

If Verizon Wireless continues to offer Upgrade Programs, the related Upgrade Offer has not been terminated, and an Obligor accepts an Upgrade Offer and satisfies all of the terms and conditions of the resulting Upgrade Contract, the Marketing Agent will be required to make, or to cause the related Originator to make, an Upgrade Prepayment, as described under “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments.” See “Risk Factors—Verizon Wireless’ Upgrade Offers may adversely impact Collections on the Receivables and the timing of principal payments, which may result in reinvestment risk.” See also “Some Important Legal Considerations—Bankruptcy Proceedings of Cellco or Other Originators and Impact on Upgrade Offers.”

Account Credits

From time to time, Verizon Wireless may grant credits to an Obligor’s account under various circumstances, including as an incentive for new customers to establish an account with Verizon Wireless or for existing customers to continue service with Verizon Wireless, upgrade their wireless devices or establish additional lines of service.  One of the types of credits currently granted by Verizon Wireless is a contingent, recurring credit that may arise pursuant to, among other things, a customer promotion offered by Verizon Wireless from time to time.  These promotions provide that if the Obligor enters into a Device Payment Plan Agreement for the purchase of a new wireless device and complies with the other conditions of the promotion, which may include that the Obligor trades in another wireless device in good condition, Verizon Wireless will apply credits to the Obligor’s account.  Verizon also offers Obligors a rewards credit card on which Obligors accrue credits that may be applied to amounts due.  Credits may be in amounts up to the full purchase price of the new wireless device and may be applied over multiple billing cycles.  We refer to these credits herein as “contingent, recurring credits” because if the Obligor takes certain actions, including termination of their service with Verizon Wireless, they will lose their rights to some or all of the credits.

Any credits would be applied to the Obligor’s account in the order set forth under “Servicing the Receivables and the Securitization Transaction—Collections and Other Servicing Procedures.”  To the extent any credits are applied against any payments due under a Receivable, the Marketing Agent will be required to make, or to cause the related Originator to make, certain payments to the Trust, as described under “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments.”

For a further discussion of risks associated with the application of credits, see “Risk Factors—The application of credits to Obligor accounts may reduce payments received on the Receivables, which may delay payments on the Notes or result in losses on the Notes.”  For more information on Verizon Wireless’ activity history with respect to credits, see “Servicing the Receivables and the Securitization Transaction—Delinquency and Write-Off Experience.”

Transfer of Service

The Originators and the Servicer permit the transfer of Device Payment Plan Agreements from one Obligor to another Obligor.  Following the transfer of the Device Payment Plan Agreement to the new Obligor, the transferee will become the Obligor under and have all financial liability for the Device Payment Plan Agreement.  To the extent the original Device Payment Plan Agreement is a Receivable and the Device Payment Plan Agreement is transferred to a new Obligor, the Marketing Agent will be required to acquire, or to cause the related Originator to acquire, that Receivable from the Trust, as described under “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments.”

Bankruptcy Surrendered Devices

If a Device Payment Plan Agreement is secured by the related wireless device and the related Obligor becomes the subject of a bankruptcy proceeding, in certain limited circumstances, Verizon Wireless may accept the surrender of such wireless device in satisfaction of the Device Payment Plan Agreement.  To the extent the secured Device Payment Plan Agreement is a Receivable and is not a Written-Off Receivable, if Verizon Wireless accepts the surrender of the related wireless device in satisfaction of the Receivable, the related Originator [or the Servicer (in the case of Receivables transferred by the Additional Transferor, as applicable)] must reacquire [or acquire, as applicable,] that Receivable from the Trust, subject to the limitations set forth under “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments.”

Origination Characteristics

The number of Device Payment Plan Agreements originated by the Originators and other subsidiaries of Verizon Communications is correlated to wireless device sales and is influenced by market conditions and competitive pressures.  A substantial number of Device Payment Plan Agreements are originated in connection with the launch of the newest models of certain manufacturers’ wireless devices and during holidays, graduation season and other celebration seasons that occur during the calendar year.  Therefore, there have been and will likely continue to be fluctuations in origination volumes at these times.  See also “Risk Factors—Noteholders will bear all reinvestment risk resulting from principal payments on the Notes occurring earlier than expected” and “—Noteholders will bear all interest rate risk resulting from principal payments on the Notes occurring later than expected.”

The following table contains information about Device Payment Plan Agreements originated by the Originators and other subsidiaries of Verizon Communications during each of the periods indicated.  There can be no assurance that future originations of Device Payment Plan Agreements will be similar to the historical origination characteristics shown below for Device Payment Plan Agreements or that any trends shown in the tables will continue for any period.

Origination Characteristics

Year Ended December 31,
	[_]	[_]	[_]	[_]	[_]
Number of Device Payment Plan Agreements originated (in thousands)(1)
Aggregate principal balance of Device Payment Plan Agreements originated (in millions)(1)
Aggregate principal balance of Device Payment Plan Agreements outstanding (in millions)(2)
Average Customer Tenure (in months)(2)(3)

_________________________
(1)	Net of cancellations.
(2)	As of period end.
(3)	For a complete description of the calculation of Customer Tenure, see “Schedule I—Glossary of Defined Terms.”
.

SERVICING THE RECEIVABLES AND THE SECURITIZATION TRANSACTION

General

Verizon Wireless’ consumer finance operations include accounting, finance operations, fraud monitoring, and payment, credit and collections strategy and operations.  [Collections transaction work is supported by internal and third-party call centers.  The third-party vendors that Cellco engages to perform certain receivable servicing processes in the name of Verizon and under Cellco’s management and control.  Cellco requires all vendors to follow processes set by Cellco or agreed to between Verizon and the vendor.  Cellco regularly monitors its vendors and processes for compliance.  Vendors do not have the discretion to make decisions that would materially affect agreed-upon processes, amounts collected or the timing for amounts applied to Obligor accounts.]

Cellco’s servicing and collection systems maintain records for all Receivables, track application of payments and maintain relevant information on Obligors and their account status.  Cellco maintains backup data as part of its disaster recovery process at centers in multiple domestic locations.  All databases and application file changes are replicated to a disaster recovery center, and tests of the disaster recovery systems are conducted annually.

Servicing Duties

The Servicer will service the Receivables under the Transfer and Servicing Agreement.  Under the Transfer and Servicing Agreement, the Servicer’s main duties with respect to Group [_] will be:

•	collecting and applying all payments and credits made on the Receivables,

•	investigating delinquencies,

•	sending invoices and responding to inquiries of Obligors,

•	processing requests for extensions, modifications and adjustments,

•	administering payoffs, defaults, prepayments and delinquencies,

•	maintaining accurate and complete accounts and computer systems for the servicing of the Receivables,

•	preparing and furnishing monthly investor reports, remittance reports and instructions, and

•	providing the Custodian with updated records for the Receivable files.

The Servicer will not be required to, and is not expected to, make advances of payments on the Receivables.

Collections and Other Servicing Procedures

Customers receive one bill for each Verizon Wireless account, which includes billing for both wireless service and any Device Payment Plan Agreements under that account.  Customers may have multiple accounts.  All payments remitted by an Obligor to Verizon Wireless, any release of a security deposit, and any application of a credit granted to an Obligor by Verizon Wireless (other than credits applied directly to a Device Payment Plan Agreement, including in connection with an Upgrade Contract as described under “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments”) currently are applied to the related account based on invoice aging, with the oldest invoiced balance being relieved first, followed by the second oldest invoiced balance, etc., up to current billing amounts.  Credits granted in respect of cancellations, prepayments, invoicing errors or in connection with upgrades may be applied directly to a Device Payment Plan Agreement.

Within each invoice aging status, payments and credits currently are applied in the following order:

●	[late fees;

●
service and all other charges, including, but not limited to, insurance premium payments and purchases (including accessories) billed to the account, other than amounts due under any Device Payment Plan Agreement, including any Receivable; and

●
any amounts related to any Device Payment Plan Agreement, including Receivables, which, in the case of multiple Device Payment Plan Agreements related to a single account, will be applied in the order in which the Device Payment Plan Agreements were originated with the most recent Device Payment Plan Agreement being paid last].

The process for application of payments, releases of security deposits and applications of credits described in the bullet points above (other than credits granted in connection with an upgrade) may be changed at any time in the sole discretion of Cellco so long as such change (i) is also applicable to any Device Payment Plan Agreements that the Servicer services for itself and others and (ii) so long as Cellco is the Servicer, does not have a material adverse effect on the Creditors.  See also “Risk Factors—Payments on the Trust DPPAs will be subordinated to certain other payments by the Obligors, and payments on your Notes may be delayed or you may incur losses on your Notes.”

Generally, Verizon Wireless bills are currently due [20 - 23] days after the end of the monthly bill cycle, although some business customers may have extended payment terms.  The “date due” is displayed on each page of a bill in the header.  The Servicer considers an account to be delinquent if there are unpaid charges remaining on the account on the day after the bill’s date due.  Verizon Wireless charges late fees on late payments for service charges and other charges as set forth in the second bullet above, which currently are in an amount of up to [1.5]% per month ([18]% per year) on the unpaid balance, or $[5] per month, whichever is greater, if the fee is allowed by law in the state of an Obligor’s billing address.  Under the Device Payment Plan Agreements, Verizon Wireless currently has the right to charge Obligors a late fee equal to the lesser of [5]% of the unpaid balance on the Obligor’s bill or $[5] if payment is not received within [fifteen (15)] days after the date due, but does not currently do so.

Payments on an account can be made by a variety of methods, including check, credit or debit card, ACH or cash.  Customers and other Obligors can make payment at a Verizon retail location, or initiate a payment via the Verizon website, the My Verizon or My Business Mobile Application or by phone with a Verizon customer or financial services representative.  Customers and other Obligors can also make payments through authorized third-party agents.  Checks typically are processed through a Verizon managed lockbox process.

Verizon Wireless’ collection efforts with respect to a particular Obligor are generally based on the results of proprietary custom empirically-derived internal behavioral scoring models that analyze the Obligor’s past performance to predict the likelihood of the Obligor falling further delinquent.

 Verizon Wireless’ custom scoring models assess a number of variables, including origination characteristics, customer account history, and payment patterns.  An external scoring model is used with respect to certain larger Business Obligors.  Based on the score derived from these models, accounts are grouped by risk category to determine the collection strategy to be applied to those accounts.  These risk categories determine how soon an Obligor will be contacted after a bill becomes delinquent and generally include how often the Obligor will be contacted during the delinquency, and how long the account will remain in collections before the Obligor’s outbound calls are redirected to a Verizon Wireless collections representative.  The collections timeline and strategy may vary based on whether the Obligor is a Consumer Obligor or Business Obligor, as well as based on the size of the Business Obligor.

Generally, as an Obligor’s risk profile increases (including due to an Obligor having a shorter Customer Tenure with Verizon Wireless), the period before service interruption is shortened.  The focus of Verizon Wireless’ collection efforts is on both customer retention and loss mitigation.

Although most Device Payment Plan Agreements are paid without any additional servicing or collections efforts, if an account becomes delinquent, Verizon Wireless will attempt to contact the Obligor to determine the reason for the delinquency and identify the Obligor’s plan to resolve the delinquency.  Once an Obligor is delinquent, Verizon Wireless will proceed with collection efforts, which may include: (1) contacting Obligors via email, text message, notifications to the My Verizon or My Business Mobile Application, phone calls to their wireless device or their account point of contact and letters, (2) following-up with Obligors to notify them of a pending service interruption, (3) redirecting outgoing calls from a Consumer Obligor’s mobile device to a collections representative while also suspending the related data plan if the device is a smartphone, (4) following-up with Obligors to notify them of pending suspension of the related account, and (5) suspending the account.  Of the Obligors that initially become delinquent, Verizon Wireless’ experience has been that these delinquencies drop significantly after Verizon Wireless begins its targeted collection efforts.  Service is disconnected on average [between forty-three (43) and forty-six (46)] days after an account is suspended.

Verizon Wireless may offer Obligors revised payment arrangement plans over the course of the Device Payment Plan Agreement.  Payment arrangement plans are based on specific servicing procedures and controls within the Verizon Wireless collection system.  Obligors with payment arrangement plans generally receive automatic reminder notifications on the day the promised payment is due.  Verizon Wireless may offer multiple revised payment arrangements over the term of the same Device Payment Plan Agreement, but revised payment arrangement plans will not alter the final maturity date or reduce the remaining amount due under that Device Payment Plan Agreement.

A business customer may enter into an Associated Account Agreement to obtain pricing discounts for all Device Payment Plan Agreements entered into by or on behalf of such business customer pursuant to the terms of such Associated Account Agreement. If a business customer has entered into an Associated Account Agreement, such business customer may also authorize its parent company and/or affiliates to become an Affiliated Party for Device Payment Plan Agreements entered into by such parent company and/or affiliate. In such case, (x) such Device Payment Plan Agreements will be eligible for the pricing discounts described in this paragraph and (y) except as otherwise set forth in the related Associated Account Agreement, the related Associated Account Agreement Party shall be obligated to make payments under such Device Payment Plan Agreement if such Affiliated Party fails to make such payments when due.

[In March 2020, Verizon took the Federal Communications Commission's “Keep Americans Connected” pledge, through which Verizon pledged to waive late fees for, and not terminate service to, any of its consumer or small business customers who notified Verizon that they were experiencing hardship due to the COVID-19 Pandemic and could not pay their bill in full, and in April 2020, Verizon extended this commitment through the Protection Period. As a result, a number of Obligors who were delinquent on their accounts were not subject to certain collection efforts, including redirecting outgoing calls from the Obligor’s mobile device to a collections representative while also suspending the related data plan, and suspending the Obligor’s account. Following the Protection Period, the Servicer enrolled all Impacted Accounts that had an unpaid balance into its “Stay Connected” repayment program, which generally provides that all Impacted Accounts with unpaid amounts were brought current, and (A) any unpaid service and other charges became payable in equal installments over a 6 month period and (B) any Device Payment Plan Agreements with unpaid monthly installments were extended by the number of monthly installments unpaid. Beginning on the first bill date after enrollment, the Servicer does not consider Impacted Accounts enrolled in the “Stay Connected” repayment program to be delinquent in respect of any payments that would otherwise have been due.]

After standard collection efforts are exhausted, Verizon Wireless writes off any remaining balance on an account.  On average, Verizon Wireless writes off an account when it is [between one-hundred [forty-three (143) and one-hundred forty-five (145)]] days past its bill date, but it may write-off an account earlier or later depending on the risk of the account and other circumstances.

After an account has been “written-off,” Verizon Wireless continues efforts to recover the unpaid charges.  Generally, recovery efforts are pursued based on a proprietary scoring method that assesses the likelihood of repayment by the related Obligor.  After several cycles of collection activity on written-off accounts, Verizon Wireless typically sells the account as a final effort to realize value.  Any recoveries after write-off, including any proceeds from the sale of a wireless device securing a Receivable, will not be assets of the Trust, but will instead be paid to the Servicer as additional servicing compensation.  See also “Risk Factors—Conflicts of interest may exist among the Servicer, the Marketing Agent, the Parent Support Provider and the Trust, which may result in losses on your Notes.”

Verizon Wireless continuously monitors performance results against expected outcomes and may, from time to time, test new collection strategies.  If a test strategy shows improved yield, Verizon Wireless may adopt the strategy.  Therefore, Verizon Wireless’ servicing policies and procedures may change over time.

During March and July 2019, in connection with the transition to a new form of Device Payment Plan Agreement for Consumer Obligors that includes a purchase money security interest in the related device, Verizon Wireless changed its servicing procedures with respect to Obligors who filed for bankruptcy after the effective date of the change.  The March 2019 change resulted in an increase in losses resulting from bankruptcies, which increase is expected to be temporary and to be mitigated by the July 2019 changes as an increasing number of outstanding Device Payment Plan Agreements include a purchase money security interest in the related device.  [As of the Statistical Calculation Date, the vast majority of Consumer Receivables include a purchase money security interest in the related device.]

Material Changes to Collections and Other Servicing Procedures

[TO BE UPDATED AT THE TIME OF EACH TRANSACTION]

Delinquency and Write-Off Experience

Subsequent to origination, Verizon Wireless monitors delinquency and write-off experience as key credit quality indicators for its portfolio of Device Payment Plan Agreements.  The following tables show Verizon Wireless’ delinquency and write-off experience for its portfolio of Device Payment Plan Agreements.  The tables include all Device Payment Plan Agreements serviced by Cellco.  Delinquency and write-off experience may be influenced by a variety of economic, social, geographic and other factors beyond the control of Verizon Wireless.  There can be no assurance that the delinquency or write-off experience of the pool of Receivables described in this prospectus will be similar to the historical experience shown below for Device Payment Plan Agreements serviced by Cellco or that any trends shown in the tables will continue for any period.

 Delinquency and Write-Off Experience

As of December 31,
	[_]	[_]	[_]	[_]	[_]
Number of Device Payment Plan Agreements outstanding (in thousands)
Aggregate principal balance of Device Payment Plan Agreements outstanding (in millions)
Average principal balance of Device Payment Plan Agreements outstanding (in millions)

Delinquencies

Year Ended December 31,
	[_]	[_]	[_]	[_]	[_]
Number of Device Payment Plan Agreement delinquencies (in thousands)(1)(2)
31 - 60 days
61 - 90 days
91 - 120 days
Over 120 days

Delinquencies >60 days as a percentage of number of Device Payment Plan Agreements outstanding (1)(2)

Write-Offs

Year Ended December 31,
	[_]	[_]	[_]	[_]	[_]
Number of Device Payment Plan Agreement write-offs (in thousands)
Gross write-offs (in millions)(3)
Write-offs as a percentage of average monthly principal balance of Device Payment Plan Agreements outstanding(3)(4)
Average gross loss on Device Payment Plan Agreements written-off(3)
_________________________
(1)
The period of delinquency is the number of days with unpaid due charges on an account excluding accounts that have been written-off.  Delinquency as shown above begins thirty (30) days after billing.  As of the most recent bill for the related account at period end.

(2)
A Device Payment Plan Agreement is shown as delinquent if any amount owed under the Obligor account is past due, regardless of whether the amount due on the related Device Payment Plan Agreement has been paid in full pursuant to the Servicer’s internal payment waterfall.

(3)	Does not give effect to any recoveries.
(4)	Average monthly principal balance of Device Payment Plan Agreements outstanding is calculated using the average of the end of month values of each month during the period.

[Delinquency and Write-Off Experience for the Receivables

The following tables show delinquency and write-off experience for the Receivables.  Delinquency and write-off experience may be influenced by a variety of economic, social, geographic and other factors beyond the control of Verizon Wireless or the Trust.  There can be no assurance that future delinquency or write-off experience of the Receivables will be similar to the historical experience shown below or that any trends shown in the tables will continue for any period.

Delinquency and Write-Off Experience

As of December 31,
	[_]	[_]	[_]	[_]	[_]
Number of Receivables outstanding (in thousands)
Aggregate principal balance of Receivables outstanding (in millions)
Average principal balance of Receivables outstanding (in millions)

Delinquencies

Year Ended December 31,
	[_]	[_]	[_]	[_]	[_]
Number of Receivable delinquencies (in thousands)(1)(2)
31 - 60 days
61 - 90 days
91 - 120 days
Over 120 days

Delinquencies >60 days as a percentage of number of Receivables outstanding (1)(2)

Write-Offs

Year Ended December 31,
	[_]	[_]	[_]	[_]	[_]
Number of Receivable write-offs (in thousands)
Gross write-offs (in millions)(3)
Write-offs as a percentage of average monthly Principal Balance of Receivables outstanding(3)(4)
Average gross loss on Written-Off Receivables(3)
_________________________
(1)
The period of delinquency is the number of days with unpaid due charges on an account excluding accounts that have been written-off.  Delinquency as shown above begins thirty (30) days after billing.  As of the most recent bill for the related account at period end.

(2)
A Receivable is shown as delinquent if any amount owed under the Obligor account is past due, regardless of whether the amount due on the related Device Payment Plan Agreement has been paid in full pursuant to the Servicer’s internal payment waterfall.

(3)	Does not give effect to any recoveries.
(4)	Average monthly Principal Balance of Receivables outstanding is calculated using the average of the end of month values of each month during the period.]

Servicing Fees

On each Payment Date, the Trust will pay the Servicer the Servicing Fee with respect to that Payment Date.  On each Payment Date, the Trust will pay the Series [_]-[_] Allocation Percentage of the Servicing Fee from Series [_]-[_] Available Funds in accordance with the priorities set forth under “Description of the Notes—Priority of Payments” or “—Post-Acceleration Priority of Payments,” as applicable.  In addition, the Servicer will be entitled to retain as a supplemental servicing fee any net recoveries on Written-Off Receivables (including any proceeds from the sale of a wireless device securing a Receivable), late fees, if any, and certain other administrative and similar fees and charges on the Receivables.  The Servicer may net these fees and expenses from Collections deposited into the Collection Account.

Servicer Modifications and Obligation to Acquire Receivables

The Servicer is generally obligated to manage, service, administer and make collections on the Receivables with reasonable care, in accordance with its Customary Servicing Practices.  As part of its normal collection efforts, the Servicer may, subject to the restrictions set forth in the following paragraph, waive late payment charges or other fees that may be collected in the ordinary course of servicing a Receivable or grant extensions, refunds, rebates or adjustments on any Receivable or amend any Receivable. [In response to the COVID-19 Pandemic, the Servicer has implemented certain relief programs, as described under “—Collections and Other Servicing Procedures” above, and may implement additional programs in the future.]

If the Servicer (A) makes certain modifications, including if it (i) cancels a Receivable or reduces or waives (including with respect to an Upgrade Offer) the remaining Principal Balance under a Receivable or any portion thereof and/or as a result, the monthly payments due thereunder, or (ii) modifies, supplements, amends or revises a Receivable to grant the Obligor under that Receivable a contractual right to upgrade the related wireless device or (B) fails to maintain perfection of the Trust’s and the Master Collateral Agent’s security interest in the Receivables or otherwise impairs in any material respect the rights of the Trust or the Group [_] Creditors in the Receivable (other than as permitted by the terms of the Transfer and Servicing Agreement), and the Servicer fails to correct that failure or impairment in all material respects by the end of the second month following the month that the Servicer was notified in writing of the impairment, the Servicer will be required to acquire all affected Receivables from the Trust by remitting the related Reconveyance Amount into the Collection Account on or prior to the second Business Day before the Payment Date related to the Collection Period in which such Receivable was acquired by the Servicer.  However, the Servicer will not be required to acquire any modified Receivable if the modification was required by law or court order, including by a bankruptcy court.  In addition, if the Servicer, in its sole discretion, determines that as a result of a systems error or limitation or other reason, the Servicer is unable to service a Receivable in accordance with its Customary Servicing Practices, the Servicer may acquire the relevant Receivable.

In addition, if an Originator or the Servicer allows a Device Payment Plan Agreement that is a Receivable to be transferred to a different Obligor, the Marketing Agent will be required to acquire, or to cause the related Originator to acquire, that Receivable from the Trust for the Reconveyance Amount.

Under the Parent Support Agreement, to the extent the Servicer, the Marketing Agent or an Originator, as applicable, does not acquire or reacquire, as applicable, a Receivable under the circumstances set forth above, the Parent Support Provider will be required to remit into the Collection Account the Reconveyance Amount for that Receivable.  See “Parent Support Provider” for additional information about the Parent Support Agreement.

Under the terms of the Servicemembers Civil Relief Act and similar state laws, an Obligor who enters military service after the origination of a Device Payment Plan Agreement, has a device and receives orders to relocate to a location where Verizon Wireless service is unavailable, can (i) terminate his or her service without paying an early termination fee or (ii) request that the Obligor’s account be suspended.  The Servicer will not have to make any payments to the Trust with respect to any account terminated or suspended pursuant to the terms of the Servicemembers Civil Relief Act.  See also “Some Important Legal Considerations—Servicemembers Civil Relief Act.”

For more information about the Servicer’s policies and procedures for servicing the Receivables, you should read “—Servicing Duties” and “—Collections and Other Servicing Procedures” above.

Bank Accounts

The Servicer will establish the Collection Account with the Master Collateral Agent and the Series Bank Accounts with the Paying Agent.  The Collection Account will be pledged to the Master Collateral Agent to secure the Group [_] Credit Extensions.  The Series Bank Accounts will be pledged to the Indenture Trustee to secure the Notes.

For so long as Cellco is the Servicer and no Event of Default (or event that, with the giving of notice or the passage of time, would constitute an Event of Default) has occurred and is continuing, funds in the Collection Account and the Series Bank Accounts may be invested in highly-rated, short-term investments that mature, in the case of the Collection Account, no later than the [second] Business Day before the next Payment Date; provided that the Servicer is able to maintain records on a daily basis with respect to the amounts realized from these investments.  Investment earnings, if any, on funds in the Collection Account and the Series Bank Accounts will not be included in Group [_] Available Funds or Series [_]-[_] Available Funds but instead will be distributed directly to the Certificateholders on each Payment Date.  The Servicer will direct the investments unless the Master Collateral Agent instructs the bank holding the account otherwise after an Event of Default (or an event that, with the giving of notice or the passage of time, would constitute an Event of Default).  The Trust may invest the funds in Collection Account and the Series Bank Accounts in obligations issued by the Servicer or its affiliates.  If Cellco is no longer the Servicer, funds on deposit in the Collection Account and all Series Bank Accounts will remain uninvested.

The Servicer will have no access to the funds in the Series Bank Accounts.  Only the Paying Agent may withdraw funds from these accounts to make payments, including payments to the Noteholders.  The Paying Agent will make payments from the Series Bank Accounts to the Noteholders and others based on information provided by the Servicer.

Deposit of Collections

The Servicer will deposit all Collections into the Collection Account within two (2) Business Days after identification of receipt of good funds.  However, if the Monthly Remittance Condition is satisfied, Cellco, as Servicer, may deposit Collections into the Collection Account on the [second] Business Day immediately preceding each Payment Date.  Until deposited into the Collection Account, Collections may be used by the Servicer for its own benefit and will not be segregated from its own funds.

The deposit obligation of the Servicer set forth in the immediately preceding paragraph will be guaranteed by the Parent Support Provider.  Upon the receipt by the Parent Support Provider of written notice from the Master Collateral Agent, based on information provided by the Servicer, that any Collections have not been deposited into the Collection Account as required, the Parent Support Provider will be required to make the applicable deposit.

For administrative convenience, the Servicer may deposit Collections and other amounts into the Collection Account net of the Servicing Fee payable to the Servicer for the month, but must account for all transactions individually.  If amounts are deposited in error, they will be returned to the Servicer or netted from subsequent deposits.

For as long as the Servicer or the Marketing Agent, as applicable, is depositing Collections and any required Upgrade Prepayments within two (2) Business Days after identification of receipt of good funds or identification that all of the terms and conditions related to the relevant Upgrade Contract have been satisfied, respectively, the Servicer is required to provide a written report to the Master Collateral Agent and the Paying Agent on each deposit date setting forth, among other things, (x) the aggregate dollar amount of Collections deposited by the Servicer on that date, (y) the aggregate number of Upgrade Offers accepted since the deposit date immediately preceding the current deposit date, and (z) the aggregate amount of Upgrade Prepayments remitted by the Marketing Agent or the applicable Originators on that date.

Custodial Obligations of Cellco

Cellco will act as Custodian for the Trust and will maintain electronically a Receivable file for each Receivable.  A Receivable file will include originals or copies of the Device Payment Plan Agreement. Copies typically will be electronically imaged copies.  Imaged copies of the documents will be accessible as “read only.”  Each Receivable file is maintained separately, but will not be segregated from other similar Receivable files or stamped or marked to reflect the transfer to the Trust while Cellco is servicing the Receivables.

Generally, Device Payment Plan Agreements that are originated electronically are stored electronically and are available to Obligors using the My Verizon or My Business Mobile Application document archive portal. If any Device Payment Plan Agreements are originated by paper execution, copies of such Device Payment Plan Agreements are scanned or otherwise electronically transmitted from the related retail location to a central repository where they are imaged so they, too, can be stored electronically.

Although Cellco is responsible for the performance of its obligations as Custodian, certain of its affiliates may undertake the actual performance of those obligations.  The performance by its affiliates does not relieve Cellco of its obligations as Custodian with respect to the Receivables.

Servicing Obligations of Cellco

As set forth in the Transfer and Servicing Agreement, the Servicer is generally obligated to manage, service, administer and make collections on the Receivables in accordance with its Customary Servicing Practices.  As part of its Customary Servicing Practices, the Servicer may implement new programs, whether on an intermediate, pilot or permanent basis, or on a regional or nationwide basis, or modify its standards, policies and procedures as long as, in each case, the Servicer implements any new programs or modifies its standards, policies and procedures in respect of comparable assets serviced for itself or its affiliates.  Cellco will agree in the transaction documents that so long as Cellco is Servicer, the Servicer shall not change the process for the application of payments, releases of security deposits and applications of credits described under “Servicing the Receivables and the Securitization Transaction—Collections and Other Servicing Procedures” unless the change (i) is also applicable to any Device Payment Plan Agreement that the Servicer services for itself and others and (ii) does not have a material adverse effect on the Group [_] Creditors.

As Servicer, Cellco will be authorized to exercise certain discretionary activity with regard to the servicing of the Receivables, including delaying disconnection of a device post account suspension if an Obligor begins to cure the delinquency on its account.  Verizon Wireless uses operating procedures, system controls, and management reporting in an effort to measure the effectiveness of this activity.

If an Obligor accepts an Upgrade Offer with respect to a Receivable but fails to satisfy the required terms and conditions related to such Upgrade Offer, the Servicer will not waive any amounts due by such Obligor under the related Receivable and will pursue its applicable Customary Servicing Practices against such Obligor in respect of the related Receivable until all amounts due under the related Receivable are received. The terms and conditions for the Current Upgrade Program state that if an Obligor fails to return the applicable wireless device within [fourteen (14)] days of receiving the new wireless device or the returned device is not in good working condition, all payments due under the original Device Payment Plan Agreement will be accelerated and become immediately due and owing by the related Obligor.

If none of the Marketing Agent, the related Originator or the Parent Support Provider makes the required Upgrade Prepayments as described under “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments,” the Servicer will be required to deliver notice to certain Obligors as described under “—Notice Obligations of Cellco” below and, if Cellco is still the Servicer, give a monthly credit to the related Obligor against amounts owing with respect to the new Device Payment Plan Agreement resulting from the related Upgrade Offer, in an amount equal to the amount due that month under the original Device Payment Plan Agreement that is a Receivable.  If Cellco is no longer the Servicer, Cellco will be required to apply these credits upon receipt of notice from the successor servicer that the Obligor has made the requisite payment under the original Device Payment Plan Agreement.  Any monthly credit granted to an Obligor is required to be applied directly against the monthly payment due on the related Device Payment Plan Agreement that is a Receivable and not in accordance with the Servicer’s customary payment application pursuant to its Servicing Procedures.  See “Risk Factors—Verizon Wireless’ Upgrade Offers may adversely impact Collections on the Receivables and the timing of principal payments, which may result in reinvestment risk.”

Limitations on Liability

The Servicer will only be liable under the Transfer and Servicing Agreement for its specific obligations thereunder, and in such case only for its own willful misconduct, bad faith or gross negligence in performing its obligations under the Transfer and Servicing Agreement.  The Servicer will not be required to start, pursue or participate in any legal proceeding that is not incidental or related to its obligations to service the Receivables under the Transfer and Servicing Agreement and that in its opinion may result in liability or cause it to pay or risk funds or incur financial liability.  The Servicer will indemnify the Trust, the Owner Trustee, each Creditor Representative (including the Indenture Trustee) and the Master Collateral Agent (in each of its capacities under the transaction documents) and their officers, directors, employees and agents for damages caused by the Servicer’s willful misconduct, bad faith or gross negligence in the performance of its duties as Servicer.

Amendments to Transfer and Servicing Agreement

The Transfer and Servicing Agreement may be amended by the Trust, the Depositor and the Servicer, without the consent of any Creditor Representatives or Creditors, to cure any ambiguity, to correct an error or to correct or supplement any provision of the Transfer and Servicing Agreement that may be defective or inconsistent with the other terms of the Transfer and Servicing Agreement.

The Trust, the Depositor and the Servicer may, also without the consent of any Creditor Representatives or Creditors, enter into an amendment or amendments to the Transfer and Servicing Agreement for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Transfer and Servicing Agreement or modifying in any manner the rights of the Creditors under the Transfer and Servicing Agreement, if (A) the Trust or the Administrator shall have delivered to the Master Collateral Agent and the Owner Trustee an officer’s certificate, dated the date of any such action, stating that the Trust or the Administrator, as applicable, reasonably believes that such action will not have a material adverse effect on the interest of any Creditor or (B) the Rating Agency Condition has been satisfied for all Credit Extensions then rated by a rating agency.  The Trust, the Depositor and the Servicer, with the consent of the Majority Trust Creditor Representatives of each Group adversely affected thereby, may, with prior written notice to the rating agencies (if any Credit Extensions of an affected Group are then rated by a rating agency) and the Master Collateral Agent, enter into an amendment or amendments to the Transfer and Servicing Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Transfer and Servicing Agreement or of modifying in any manner the rights of the Creditors under the Transfer and Servicing Agreement.  The consent of the Master Collateral Agent will be required for any amendment described in this paragraph that has a material adverse effect on the rights, duties, obligations, immunities or indemnities of the Master Collateral Agent.  The consent of the Owner Trustee will be required for any amendment described in this paragraph that has a material adverse effect on the rights, obligations, immunities or indemnities of the Owner Trustee, which consent will not be unreasonably withheld.

Any Creditor Representative consenting to any amendment will be deemed to agree that the amendment does not have a material adverse effect on it or on the related Creditors.  For any amendment, the Depositor or the Administrator will be required to deliver to the Master Collateral Agent and the Owner Trustee an opinion of counsel stating that the amendment is authorized and permitted by the Transfer and Servicing Agreement and that all conditions precedent to the amendment have been satisfied.

Resignation and Termination of Servicer

Cellco may not resign as Servicer unless it determines it is legally unable to perform its obligations under the Transfer and Servicing Agreement.  No resignation will become effective until the earlier of (x) the date on which a successor servicer has assumed Cellco’s servicing obligations or (y) the date on which the Servicer is legally unable to act as Servicer.

Each of the following events will be a “Servicer Termination Event” under the Transfer and Servicing Agreement:

•
(x) the Servicer fails to deposit, or deliver to the Master Collateral Agent for deposit, any collections or payments in respect of the Trust DPPAs required to be delivered under the Transfer and Servicing Agreement; (y) so long as Cellco is the Servicer, the Marketing Agent fails to deposit, or to cause the related Originators to deposit, into the Collection Account any prepayments in respect of the Trust DPPAs required by Upgrade Contracts under an Upgrade Program required to be delivered under the Transfer and Servicing Agreement, or (z) so long as Cellco is the Servicer, the Parent Support Provider fails to make any payments with respect to the items set forth in clause (x) or clause (y) above, to the extent the Servicer, or the Marketing Agent or any related Originator, respectively, fails to do so, and, in each case, which failure continues for [five (5)] Business Days after the Servicer, the Marketing Agent or the Parent Support Provider, as applicable, receives written notice of the failure from the Master Collateral Agent or a responsible person of the Servicer, the Marketing Agent or the Parent Support Provider, as applicable, obtains actual knowledge of the failure; or

•
the Servicer (including in its capacity as Custodian) fails to fulfill its duties under the Transfer and Servicing Agreement (other than pursuant to the immediately preceding bullet point or the immediately following bullet point), which failure has a material adverse effect on the Creditors and continues for [ninety (90)] days after the Servicer receives written notice of the failure from the Master Collateral Agent or the Majority Trust Creditor Representatives, or

•
so long as Cellco is the Servicer, failure by (i) the Marketing Agent to make, or to cause the related Originator to make, any payments required to be paid by the Marketing Agent in respect of the Trust DPPAs, including without limitation Credit Payments or payments relating to the acquisition by the Marketing Agent or the related Originator of Trust DPPAs that are subject to certain transfers, but not including prepayments required by Upgrade Contracts under an Upgrade Program, or (ii) the Parent Support Provider to make any payments set forth in clause (i) above, to the extent that the Marketing Agent or the related Originator fails to do so, in either case, that continues for [ten (10)] Business Days after the Marketing Agent or Parent Support Provider, as applicable, receives written notice of the failure from the Master Collateral Agent, or a responsible person of the Marketing Agent or the Parent Support Provider, as applicable, obtains actual knowledge of the failure, or

•	certain insolvency events of the Servicer;

provided, however, that a delay or failure of performance referred to under the first, second or third bullet point above for an additional period of [sixty (60)] days will not constitute a Servicer Termination Event if that delay or failure was caused by force majeure or other similar occurrence.

In accordance with the Master Collateral Agreement, the Majority Trust Creditor Representatives may direct the Master Collateral Agent to waive a Servicer Termination Event, except with respect to a failure to make required deposits to or payments, and the consequences thereof.  Upon the waiver, the Servicer Termination Event will be deemed not to have occurred.

If a Servicer Termination Event occurs and is continuing, the Master Collateral Agent, if directed to do so by the Majority Trust Creditor Representatives, and in accordance with the Master Collateral Agreement, will remove the Servicer and terminate its rights and obligations under the Transfer and Servicing Agreement. If the Servicer resigns or is terminated upon a Servicer Termination Event, the Master Collateral Agent will promptly engage an institution having a net worth of not less than $50,000,000 whose regular business and operations includes the servicing of receivables and can accommodate the servicing of Device Payment Plan Agreements, as the successor to the Servicer under the Transfer and Servicing Agreement and successor to the Administrator under the Administration Agreement.  If no Person has accepted the engagement as successor servicer when the Servicer stops performing its obligations, the Master Collateral Agent, without further action, will be automatically appointed the successor servicer to perform the obligations of the Servicer (other than any obligations specifically excluded) until such time as another successor servicer shall accept engagement as successor servicer.  If the Master Collateral Agent is unwilling or legally unable to act as successor servicer, it will appoint, or petition a court of competent jurisdiction to appoint, an institution having a net worth of not less than $50,000,000 whose regular business and operations includes the servicing of accounts and can accommodate the servicing of Device Payment Plan Agreements, as successor to the Servicer under the Transfer and Servicing Agreement.

The Master Collateral Agent may make arrangements for the compensation of the successor servicer out of Collections and amounts collected on the other Trust DPPAs as it and the successor servicer may agree.  In addition to the Servicing Fee, any successor servicer is entitled to a one-time successor servicer engagement fee of $[_], payable on the first Payment Date after it assumes its duties as successor servicer.   The Trust will pay the Series [_]-[_] Group Allocated Percentage of such amount from Series [_]-[_] Available Funds in accordance with the priorities set forth under “Description of the Notes—Priority of Payments” or “—Post-Acceleration Priority of Payments,” as applicable.

If a bankruptcy trustee or similar official is appointed for the Servicer and no other Servicer Termination Event has occurred, the bankruptcy trustee or official may have the power to prevent the Master Collateral Agent or the Creditors from terminating the Servicer.

The Servicer will agree to cooperate to effect a servicing transfer and make available those of its records relating to payments on the Trust DPPAs and the related files.  The Servicer will not be obligated to provide, license or assign its processes, procedures, models, servicing software or other applications to any successor servicer or any third party, or provide anything covered by a restriction on transfer or assignment or a confidentiality agreement or otherwise restricted by legal, regulatory, privacy or data protection policies.  Any successor servicer will agree to provide to Cellco any information relating to payments received from Obligors, delinquencies in payments by Obligors, any Written-Off Receivables or written-off Trust DPPAs and any other information related to the Obligors and the Trust DPPAs required by Cellco to service the accounts of which any Trust DPPAs are a part.

Notice Obligations of Cellco

Within [ten (10)] days following the earlier to occur of (i) a ratings downgrade by each of [Fitch Ratings, Inc., Moody’s Investors Service, Inc. and S&P Global Ratings] of Verizon Communications to below investment grade or (ii) a Servicer Termination Event, the Servicer will be required to send a notice to all Obligors under the Receivables indicating (a) that their Device Payment Plan Agreements have been assigned to the Trust and designated to Group [_], and (b)(x) if Cellco has not been removed as Servicer, that the Obligors shall continue to make their payments as they had previously, or (y) if Cellco has been removed as Servicer, the name of the new servicer and any new instructions with respect to their payments.  [In addition, if the Servicer Termination Event was as a result of the failure by the Marketing Agent, an Originator or the Parent Support Provider to deposit any prepayments with respect to the Receivables related to an Upgrade Program that continues for [five (5)] Business Days after the Marketing Agent or the Parent Support Provider, as applicable, receives written notice of the failure from the Master Collateral Agent or a responsible person of the Marketing Agent or Parent Support Provider obtains actual knowledge of the failure, then Cellco shall also send a notice to (i) all Obligors who are or may become eligible for an upgrade, indicating that Cellco has recently failed to make the necessary prepayments with respect to one or more of its Obligors in connection with an Upgrade Offer, and that if any Obligor chooses to upgrade and Cellco fails to make the Upgrade Prepayment with respect to them, that Obligor will still be required to make payments on his or her original Device Payment Plan Agreement, but may deduct a corresponding amount from his or her new Device Payment Plan Agreement with Verizon Wireless, and (ii) all Obligors who had initiated upgrades under an Upgrade Offer, indicating that Cellco had failed to make the relevant Upgrade Prepayment, and stating that those Obligors will continue to have an obligation to make payments on their original Device Payment Plan Agreements, but may deduct a corresponding amount from their new Device Payment Plan Agreements with Verizon Wireless.]

RECEIVABLES

Receivables, Group [_] Assets and Series [_]-[_] Assets

The primary assets of the Trust will be a revolving pool of Device Payment Plan Agreements for wireless devices originated by the Originators described under “The Originators.”  The Originators have transferred and assigned, and from time to time, the Originators [and/or the Additional Transferor] will transfer and assign, all of their respective right, title and interest in Device Payment Plan Agreements, including all amounts received and applied on those Device Payment Plan Agreements on or after the related Cutoff Date, and all payments on or under and all proceeds of the Device Payment Plan Agreements, to the Depositor, and the Depositor has transferred and assigned, and from time to time will transfer and assign, all of its right, title and interest in these Device Payment Plan Agreements to the Trust.  In addition, on any Designation Date, from time to time the Trust (or the Administrator, on behalf of the Trust), with the consent of the Servicer, may re-designate Trust DPPAs previously designated to another Group to Group [_].

The assets of the Trust designated to Group [_] will consist of:

•
the Receivables and Collections on the Receivables received after the end of the calendar day on the applicable Cutoff Date (other than net recoveries on Written-Off Receivables, including any proceeds from the sale of a wireless device securing a Receivable, which will be retained by the Servicer as a supplemental servicing fee),

•	funds in the Collection Account in respect of the Receivables,

•	rights of the Trust under the Transfer and Servicing Agreement, the Receivables Transfer Agreement[s] and the other transaction documents in respect of the Receivables,

•
rights to funds from (i) the reacquisition by Originators or the acquisition by the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date), as applicable, of Receivables that, as of the applicable Cutoff Date, were not Eligible Receivables, (ii) the acquisition by the Servicer of Receivables that breach certain covenants, (iii) the reacquisition by Originators [or the acquisition by the Servicer (in the case of Receivables transferred by the Additional Transferor, as applicable,] of secured Receivables (that are not Written-Off Receivables) if the related Obligor becomes the subject of a bankruptcy proceeding and Verizon Wireless accepts the surrender of the related wireless device in satisfaction of the Receivable, (iv) the acquisition by the Marketing Agent or the reacquisition by an Originator of Receivables that are subject to certain transfers, (v) Credit Payments and Upgrade Prepayments made by the Marketing Agent or an Originator in respect of the Receivables and (vi) any amounts remitted by the Parent Support Provider under the Parent Support Agreement in respect of the Receivables, and

•	all proceeds of the above.

The foregoing Trust assets will be pledged by the Trust to the Master Collateral Agent for the benefit of the Group [_] Creditors.  See also “Some Important Legal Considerations—Security Interests in Receivables.”

Certain assets will be specifically designated to Series [_]-[_], and no other Series will have an interest in such assets.  These assets will consist of:

•	funds in the Series Bank Accounts[,]

•	[any amounts received under the Letter of Credit,] [and]

•	[payments received under the [Cap][Swap] Agreement].

The foregoing assets will be pledged by the Trust to the Indenture Trustee for the benefit of the Noteholders.

Description of the Receivables

Each of the Receivables was and will be originated by one of the Originators using the origination procedures described under “Origination and Description of Device Payment Plan Agreement Receivables—Underwriting Criteria” as in effect at the time the Receivables were originated.  The origination practices and policies may be updated in the normal course of Verizon Wireless’ business as Verizon Wireless continually analyzes, validates and manages its credit and other origination policies based on costs and economic and other factors, and adjusts the policies as necessary to meet the needs of the business.  Any changes to the policies will be applied to all Device Payment Plan Agreements originated by the Originators from and after the date that the changes are implemented, which may follow a trial change with respect to a limited number of Obligors.  Any material changes in the origination practices and policies used to originate Device Payment Plan Agreements will be disclosed on the Form 10-D filed with respect to the first Collection Period in which Device Payment Plan Agreements subject to the changes are transferred to the Trust and such Trust DPPAs are designated to Group [_].  See “Risk Factors—The addition or removal of Receivables may decrease the credit quality of the Group [_] assets securing the Notes and may result in accelerated, reduced or delayed payments on the Notes.”

Each Receivable will be the subject of a stand-alone Device Payment Plan Agreement and will be an Eligible Receivable, as described below under “—Criteria for Selecting the Receivables.”

[Each] existing Receivable [has a [0.00]% APR][has an APR as set forth in the table titled “APR Distribution of the Receivables” under “—Composition of the Receivables” below], but Receivables transferred to the Trust and designated to Group [_] in the future may have an APR greater than [0.00]%.  As of the related Cutoff Date for each Receivable, the related Obligor’s account will have wireless service with Verizon Wireless.  Each Obligor receives one bill for the related account, which includes billing for late fees (if any), wireless service and other charges, including accessories and insurance, and any amounts due under Device Payment Plan Agreements.  Payments remitted by an Obligor to Cellco are applied to the related account as described under “Servicing the Receivables and the Securitization Transaction—Collections and Other Servicing Procedures.”

Criteria for Selecting the Receivables

The Receivables have been and will be selected by the Trust (or the Administrator, on behalf of the Trust) from time to time from the portfolio of Device Payment Plan Agreements transferred by the Originators [and the Additional Transferor] to the Depositor and by the Depositor to the Trust that are Eligible Receivables.  The Administrator did not use and will not use selection procedures in selecting the Receivables from the portfolio of Device Payment Plan Agreements transferred by the Originators [and the Additional Transferor] to the Depositor and by the Depositor to the Trust that it believes to be adverse to the Group [_] Creditors.

Each Originator will severally represent and warrant that the Receivables originated by it and transferred by it to the Depositor and by the Depositor to the Trust for designation to Group [_] are Eligible Receivables as of the related Cutoff Date, though the Originators will not be required to make any representation that such Receivables constitute Series [_]-[_] Eligible Receivables.  [In addition, the Servicer will represent and warrant that the Receivables transferred by the Additional Transferor to the Depositor and by the Depositor to the Trust for designation to Group [_] are Eligible Receivables as of the related Cutoff Date, though the Servicer will not be required to make any representation that such Receivables constitute Series [_]-[_] Eligible Receivables.]  In addition, in the event that any Trust DPPAs are designated to Group [_] on a Designation Date, the Servicer will represent and warrant that such Receivables are Eligible Receivables as of the related Cutoff Date, though the Servicer will not be required to make any representation that such Receivables constitute Series [_]-[_] Eligible Receivables.  The Depositor will assign its rights to these representations to the Trust, and the Trust will assign its rights to these representations to the Master Collateral Agent, for the benefit of the Group [_] Creditors.  Receivables that constitute “Series [_]-[_] Eligible Receivables” are required to have the following characteristics:22

•	[as of the related Cutoff Date, the [original][remaining] term of the Receivable [was][is] less than or equal to [_] months;]

•	[the Receivable did not contain a contractual right to an upgrade of the device related to the Device Payment Plan Agreement at the time the Receivable was originated;]

•
[as of the related Cutoff Date, as indicated on the records of the related Originator, one of its affiliates or the Servicer, the Obligor on the account for the Receivable maintains service with Verizon Wireless;]

•	[as of the related Cutoff Date, the Receivable is not associated with the account of a government customer;]

•	[under the Receivable, there is no prepayment penalty;]

•
[as of the related Cutoff Date, the Obligor on the account for the Receivable is not indicated to be subject to a current bankruptcy proceeding on the records of the related Originator (or, with respect to Receivables [transferred from the Additional Transferor] designated to Group [_] on a Designation Date, the Servicer) or one of its affiliates, acting as its agent;]

•	[as of the related Cutoff Date, it is not a Receivable that is part of an account (i) on which any amount is [_] days or more delinquent by the Obligor, or (ii) that is in “suspend” or “disconnect”

[22]
The eligibility criteria included in this prospectus are for illustrative purposes only.  A particular transaction may include different eligibility criteria for the receivables in that transaction.  In addition, the eligibility criteria may be amended, as described in this prospectus.

status (including as a result of the application of the Servicemembers Civil Relief Act) in accordance with the Servicer’s Customary Servicing Practices;]

•	[the Receivable is denominated and payable only in U.S. dollars;]

•	[the Receivable is a legal and binding obligation of the related Obligor enforceable against the Obligor in accordance with its terms;]

•	[as of the related Cutoff Date, the Obligor on the account for the Receivable had a billing address in the United States or in a territory of the United States;]

•	[installment payments with respect to the Receivable are scheduled no less frequently than monthly under the related Device Payment Plan Agreement;]

•	[as of the related Cutoff Date, the outstanding Principal Balance of the Receivable does not exceed $[_]; and]

•
[as of the related Cutoff Date, either (i) at least [_] payment made by the Obligor under the related Device Payment Plan Agreement has been received with respect to the related Receivable, or (ii) the related Obligor has at least [_] year(s) of Customer Tenure with Verizon Wireless];

•	[for any Business Receivable for which the related Obligor is a Business Obligor:]

•	[it is identified in the systems of the Servicer by such Person’s U.S. federal employer identification number or taxpayer identification number;]

•
[the Business Obligor on the account for such Business Receivable is not a natural person, unless such natural person has entered into such Business Receivable in connection with his or her business; and]

•	[the Business Obligor on the account for such Business Receivable is not any of Cellco, the Trust, the Depositor, Verizon Communications, any Originator, the True-Up Trust or an affiliate thereof.]

The eligibility criteria for Series [_]-[_] described above are solely for the purposes of determining the Ineligible Amount for Series [_]-[_], which is used to calculate the Series [_]-[_] Allocation Percentage.  Series [_]-[_] will be entitled to Collections, and exposed to delinquencies and defaults, on Receivables that do not qualify as Series [_]-[_] Eligible Receivables.  Other Group [_] Series may have different, and less-stringent, eligibility criteria than Series [_]-[_], and the Receivables eligible for such other Group [_] Series may not be of the same credit quality as the Series [_]-[_] Eligible Receivables.

Composition of the Receivables

As of the Statistical Calculation Date, the aggregate Principal Balance of the Receivables was $[_].

[Each Receivable has a [_]% APR.]

The information concerning the Receivables presented throughout this prospectus is based on the Receivables as of the Statistical Calculation Date.  The pool of Receivables on the Closing Date may not include certain Receivables designated to Group [_] as of the Statistical Calculation Date and may include other Receivables designated to Group [_] after the Statistical Calculation Date.  The characteristics of the Receivables on the Closing Date may not be identical to, but are not expected to differ materially from, the characteristics of the pool of Receivables described in this prospectus as of the Statistical Calculation Date.

The following tables show the characteristics or distributions of some characteristics of the Receivables as of the Statistical Calculation Date.23  The values and percentages in the following tables may not sum to total due to rounding.  All percentages and averages are based on the aggregate Principal Balance of the Receivables as of the Statistical Calculation Date unless otherwise stated.

Number of Receivables	[_]
Number of accounts	[_]
Aggregate original Principal Balance	$[_]
Aggregate Principal Balance	$[_]
Principal Balance
Minimum	$[_]
Maximum	$[_]
Average	$[_]
Average monthly payment	$[_]
Weighted average remaining installments (in months)(1)	[_]
Weighted average FICO® Score of Consumer Obligors under Consumer Receivables(1)(2)(3)	[_]
Percentage of Consumer Receivables with Consumer Obligors without a FICO® Score(3)	[_]%
Percentage of Receivables with Obligors with smart phones	[_]%
Percentage of Receivables with Obligors with [other wireless devices]	[_]%
Percentage of Receivables with Obligors with upgrade eligibility(4)	[_]%
Percentage of Receivables with device insurance	[_]%
Percentage of Receivables with account level device insurance(5)	[_]%
Geographic concentration (Top 3 States)(6)
[___]	[_]%
[___]	[_]%
[___]	[_]%
Weighted average Customer Tenure (in months)(1)(7)	[_]
Percentage of Receivables with monthly payments	[_]%
Percentage of Receivables with [0.00]% APR	[_]%
Percentage of Receivables with [_] month original term	[_]%
Percentage of Receivables with [_] month original term	[_]%
Percentage of Receivables with [_] month original term	[_]%
Financing for wireless devices	[_]%
Unsecured Receivables	[_]%
Secured Receivables(8)	[_]%
Percentage of Receivables that are Business Receivables	[_]%
___________________
(1)	Weighted averages are weighted by the aggregate Principal Balance of the applicable Receivables as of the Statistical Calculation Date.
(2)	Excludes Consumer Receivables that have Consumer Obligors who did not have FICO® Scores because they are individuals with minimal or no recent credit history.
(3)
This FICO® Score reflects the FICO® Score 8 of the related Consumer Obligor under a Consumer Receivable. The FICO® Score is calculated, with respect to each Consumer Obligor on or about the date on which the Consumer Receivable was originated.

(4)	Comprised of Obligors whose wireless devices are subject to Verizon Wireless’ Current Upgrade Program.
(5)	See “Origination and Description of Device Payment Plan Agreement Receivables—Insurance on Wireless Devices.” Excludes Receivables with device insurance.
(6)	Based on the billing addresses of the Obligors under the Receivables.
(7)	For a complete description of the calculation of Customer Tenure, see “Schedule I—Glossary of Defined Terms.”
(8)	Includes Receivables that are secured by the related wireless device and have a perfected security interest in such wireless device.

23 In a particular transaction, the characteristics presented for the receivables may be different.

Geographic Concentration of the Receivables(1)

Geographic Concentration	Number of Receivables	Aggregate Principal Balance	Percentage of Aggregate Principal Balance
[_]
[_]
[_]
[_]
[_]
[_]
[_]
[_]
[_]
[_]
[_]
[_]
All other
Total
___________________
(1)
The table shows the states with concentrations greater than [_]% of the aggregate Principal Balance of the Receivables as of the Statistical Calculation Date based on the billing addresses of the related Obligors.

Distribution of the FICO® Score of the Consumer Receivables(1)

FICO® Score	Number of Receivables	Aggregate Principal Balance	Percentage of Aggregate Principal Balance	Percentage of Overall Device Payment Plan Agreement Portfolio(2)
No FICO® Score(3)
[_] – [_]
[_] – [_]
[_] – [_]
[_] – [_]
[_] or greater
Total
___________________
(1)
This FICO® Score reflects the FICO® Score 8 of the related Consumer Obligor. The FICO® Score is calculated with respect to each Consumer Obligor on or about the date on which such Consumer Receivable was originated.

(2)
Represents the aggregate Principal Balance of Device Payment Plan Agreements in the Device Payment Plan Agreement portfolio in each FICO® Score Range as a percentage of the aggregate Principal Balance of the Device Payment Plan Agreement portfolio as of the Statistical Calculation Date.

(3)	Represents Consumer Receivables that have Consumer Obligors who did not have FICO® Scores because they are individuals with minimal or no recent credit history.

Distribution of the Customer Tenure of the Receivables(1)

Customer Tenure	Number of Receivables	Aggregate Principal Balance	Percentage of Aggregate Principal Balance
Less than [_] months
[_] months to less than [_] months
[_] months to less than [_] months
[_] months to less than [_] months
[_] months to less than [_] months
[_] months to less than [_] months
[_] months or greater
Total
__________________________
(1)	For a complete description of the calculation of Customer Tenure, see “Schedule I—Glossary of Defined Terms.”

Distribution of the Monthly Payment on the Receivables

Monthly Payment	Number of Receivables	Aggregate Principal Balance	Percentage of Aggregate Principal Balance
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
$[_] - $[_]
Greater than $[_]
Total

Distribution of the Remaining Installments on the Receivables

Remaining Installments	Number of Receivables	Aggregate Principal Balance	Percentage of Aggregate Principal Balance
[_] months
[_] months
[_] months
[_] months
[_] months
[_] months
[_] months
[_] months
[_] months
[_] months
[_] months
[_] months
[_] months
[_] months
[_] months
[_] months
[_] months
[_] months
Total
(1) Represents a number greater than 0.00% but less than 0.005%.

[Distribution of the APR on the Receivables]

[APR Range]2	[Number of Receivables]	[Aggregate Principal Balance]	[Percentage of Aggregate Principal Balance]
[_]% - [_]%
[_]% - [_]%
[_]% - [_]%
[_]% - [_]%
[_]% - [_]%
[_]% - [_]%
Total

Distribution of the Last Payment Type on the Receivables

Last Payment Type	Number of Receivables	Aggregate Principal Balance	Percentage of Aggregate Principal Balance
[Credit or Debit Card]
[ACH]
[Direct Debit]
[Check]
[Cash or Other(1)]
Total

(1) Includes payments received in the form of cash, credits and Verizon-specific gift cards or through an indirect agent.

Additional Receivables

From time to time after the Closing Date, the Trust may acquire additional Device Payment Plan Agreements for the Receivables Transfer Amount from the Depositor that the Depositor acquired from the Originators [and the Additional Transferor] and designate such Device Payment Plan Agreements to Group [_], but only if those Device Payment Plan Agreements are Eligible Receivables as of the related Cutoff Date.  The cash portion of the Receivables Transfer Amount to be paid by the Trust for any additional Receivables will equal the lesser of (i) the applicable Receivables Transfer Amount and (ii) the actual amount of cash available to the Trust to be used to acquire such Receivables.  The excess, if any, of the Receivables Transfer Amount of the additional Receivables over the cash portion of the Receivables Transfer Amount to be paid for those additional Receivables will be paid for by an increase in the value of the Certificates.  In addition, on any Designation Date, from time to time the Trust (or the Administrator, on behalf of the Trust), with the consent of the Servicer, may re-designate Trust DPPAs previously designated to another Group to Group [_], but only if such Trust DPPAs qualify as Eligible Receivables as of the related Cutoff Date.  The Trust will include the characteristics of the pool of Receivables, including such additional Receivables, in the Form 10-D related to the last monthly period of the Trust’s fiscal year.

Series [_]-[_] Concentration Limits

The Series [_]-[_] Concentration Limits are the tests below used to calculate the Series [_]-[_] Excess Concentration Amount.  The “Series [_]-[_] Excess Concentration Amount”24 is the sum of the following amounts, without duplication:

(i) for all Receivables:

•	[the amount by which the aggregate Principal Balance of Receivables with Obligors that have less than twelve (12) months of Customer Tenure with Verizon Wireless exceeds [_]% of the Pool Balance,]

[24]
The Series [_]-[_] Concentration Limits included in this prospectus are for illustrative purposes only.  A particular transaction may not have Series [_]-[_] Concentration Limits, or such limits may be revised as appropriate or as required.  The Series [_]-[_] Concentration Limits may be amended as described in this prospectus.

•	[the amount by which the aggregate Principal Balance of Receivables with Obligors that have less than sixty (60) months of Customer Tenure with Verizon Wireless exceeds [_]% of the Pool Balance,] and

•
[the amount by which the aggregate Principal Balance of Receivables that are part of an account (x) on which any amount is [thirty-one (31)] days or more delinquent by the Obligor or (y) that is in “suspend” or “disconnect” status (including as a result of the application of the Servicemembers Civil Relief Act), in each case, in accordance with Customary Servicing Practices, exceeds [_]% of the Pool Balance,]

(ii) for Consumer Receivables only:

•
[the aggregate Principal Balance of all Consumer Receivables with the lowest FICO® Scores that would need to be excluded from the calculation of the Pool Balance of all Consumer Receivables in order to cause the weighted average FICO® Score of the Consumer Obligors with respect to all Consumer Receivables (weighted based on Principal Balances) included in such calculation of the Pool Balance of all Consumer Receivables to be at least [_] (excluding any Consumer Receivables with Consumer Obligors for whom FICO® Scores are not available),] and

•
[the amount by which the aggregate Principal Balance of Consumer Receivables with Consumer Obligors for whom FICO® Scores are not available exceeds [_]% of the Pool Balance of all Consumer Receivables,]

(iii) for Business Receivables only:

•	[the amount by which the aggregate Principal Balance of Business Receivables exceeds [10]% of the Pool Balance].

The FICO® Score used for purposes of the Series [_]-[_] Concentration Limits above refers to a Consumer Obligor’s [FICO® Score 8] and is calculated on or about the date on which the Consumer Receivable was originated.  For a description of the calculation of each Obligor’s Customer Tenure for purposes of the Series [_]-[_] Concentration Limits, see “Schedule I—Glossary of Defined Terms.”

The Series [_]-[_] Concentration Limits are solely for the purposes of calculating the Series [_]-[_] Excess Concentration Amount, which is used to calculate the Series [_]-[_] Allocation Percentage.  Series [_]-[_] will be entitled to Collections, and exposed to delinquencies and defaults, on Receivables which, in the aggregate, have Principal Balances that are in excess of the Series [_]-[_] Concentration Limits.  In each monthly investor report, the Servicer will calculate the Series [_]-[_] Excess Concentration Amount.

[Below are statistics relevant to the Series [_]-[_] Concentration Limits.  All percentages and averages are based on the aggregate Principal Balance of the Receivables as of the Statistical Calculation Date unless otherwise stated.

[Percentage of Receivables with Obligors with:]
[less than twelve (12) months of Customer Tenure with Verizon Wireless(1)]	[_]%
[less than sixty (60) months of Customer Tenure with Verizon Wireless(1)]	[_]%
[Percentage of Receivables that are part of an account (x) on which any amount is [thirty-one (31)] days or more delinquent by the Obligor or (y) that is in “suspend” or “disconnect” status (including as a result of the application of the Servicemembers Civil Relief Act), in each case, in accordance with Customary Servicing Practices]
[_]%
[The aggregate Principal Balance of all Consumer Receivables with the lowest FICO® Scores that would need to be excluded from the calculation of the Pool Balance of all Consumer Receivables in order to cause the weighted average FICO® Score of the Consumer Obligors with respect to all Consumer Receivables (weighted based on Principal Balances) included in such calculation of the Pool Balance of all Consumer Receivables to be at least [_] (excluding

any Consumer Receivables with Consumer Obligors for whom FICO® Scores are not available)]	[_]
[Percentage of Consumer Receivables with Consumer Obligors for whom FICO® Scores are not available]	[_]%
[Percentage of Business Receivables as a percentage of the Pool Balance]	[_]%
  _________________

(1)	For a complete description of the calculation of Customer Tenure, see “Schedule I—Glossary of Defined Terms.”
(2)	Excludes Consumer Receivables that have Consumer Obligors who did not have FICO® Scores because they are individuals with minimal or no recent credit history.
(3)
This FICO® Score reflects the FICO® Score 8 of the related Consumer Obligor under a Consumer Receivable. The FICO® Score is calculated with respect to each Consumer Obligor on or about the date on which such Consumer Receivable was originated.

Representations About the Receivables

Each Originator will severally represent and warrant that the Receivables originated by it and transferred by it to the Depositor and by the Depositor to the Trust for designation to Group [_] are Eligible Receivables as of the related Cutoff Date, though the Originators will not be required to make any representation that such Receivables constitute Series [_]-[_] Eligible Receivables.  [In addition, the Servicer will represent and warrant that the Receivables transferred by the Additional Transferor to the Depositor and by the Depositor to the Trust for designation to Group [_] are Eligible Receivables as of the related Cutoff Date, though the Servicer will not be required to make any representation that such Receivables constitute Series [_]-[_] Eligible Receivables.]  In addition, in the event that any Trust DPPAs are designated to Group [_] on a Designation Date, the Servicer will represent and warrant that such Receivables are Eligible Receivables as of the related Cutoff Date, though the Servicer will not be required to make any representation that such Receivables constitute Series [_]-[_] Eligible Receivables.  The Depositor will assign its rights to these representations to the Trust, and the Trust will assign its rights to these representations to the Master Collateral Agent, for the benefit of the Group [_] Creditors. In addition, each Originator [and the Servicer] will make certain representations about the pool of Receivables transferred to the Depositor by that Originator [or the Additional Transferor, respectively] and by the Depositor to the Trust for designation to Group [_], including that:

•
immediately before each transfer of the Receivables to the Depositor, the related Originator [or the Additional Transferor, as applicable,] had good title to each Receivable transferred by it, free and clear of any liens not permitted by the transaction documents,

•
the Depositor will own the Receivables free and clear of any liens not permitted by the transaction documents and have a perfected security interest in the Receivables following the transfer of the Receivables by the Originator [or the Additional Transferor, as applicable,] to the Depositor, and

•
each of the Receivables is either an “account” or “payment intangible,” or, if such Receivable is secured by the related wireless device, “chattel paper,” in each case, within the meaning of the applicable Uniform Commercial Code.

The Depositor will represent that the Trust will own the Receivables free and clear of any liens not permitted by the transaction documents and have a perfected security interest in the Receivables following the transfer of the Receivables by the Depositor to the Trust, and the Trust will assign its rights to these representations to the Master Collateral Agent, for the benefit of the Group [_] Creditors.

Asset Representations Review

The Asset Representations Reviewer will perform an Asset Representations Review of all Receivables that are sixty (60) or more days delinquent for compliance with the eligibility representations made with respect to those Receivables if:

•	a Delinquency Trigger for the Receivables occurs; and

•	the requisite amount of Public Group [_] Noteholders vote to direct an Asset Representations Review.

Upon the occurrence of a Delinquency Trigger, the Servicer will promptly send a notice to the Administrator, the Master Collateral Agent, each Group [_] Creditor Representative (including the Indenture Trustee) for each Series of Publicly Registered Notes, each Public Group [_] Noteholder (as of the record date immediately preceding the notice date) and the clearing agency (which notice will be forwarded to the Note Owners), which will describe the occurrence of the Delinquency Trigger and the rights of the Public Group [_] Noteholders regarding an Asset Representations Review (including a description of the method by which Public Group [_] Noteholders and Note Owners may contact the Master Collateral Agent in order to request a formal Public Group [_] Noteholder vote in respect of an Asset Representations Review).  The Trust (or the Administrator, on behalf of the Trust) will also include these descriptions in the Trust’s Form 10-D filing for the Collection Period in which the Delinquency Trigger occurs and will notify the Master Collateral Agent of the date on which that Form 10-D is filed.

If Requesting Noteholders request a formal Public Group [_] Noteholder vote by contacting the Master Collateral Agent within ninety (90) days of the date of the Form 10-D in which the occurrence of a Delinquency Trigger has been reported, then the Master Collateral Agent will notify the Administrator, the Trust and each Group [_] Creditor Representative (including the Indenture Trustee) for each Series of Publicly Registered Notes, and the Trust (or the Administrator, on behalf of the Trust) will include in the Trust’s Form 10-D filing for the Collection Period in which that request occurred a statement that sufficient Requesting Noteholders are requesting a full vote of all Public Group [_] Noteholders to commence an Asset Representations Review.  If the requesting party is a Public Group [_] Noteholder of record, no further verification of ownership will be required.  If the requesting party is a Note Owner, then the Note Owner must provide certification or documentation indicating that such Note Owner is a Verified Note Owner.  While Verified Note Owners may request a formal Public Group [_] Noteholder vote without acting through their respective DTC participants, in a formal Public Group [_] Noteholder vote, Note Owners may vote only through their respective DTC Participants.  See “Description of the Notes—Book-Entry Registration” for more information on the policies and procedures applicable to book-entry Notes.

The related Form 10-D filing will specify the means by which Public Group [_] Noteholders may make their votes known to the Master Collateral Agent and will also specify the voting deadline (not earlier than [one-hundred fifty (150)] days from the date of the Form 10-D filing that first reported the occurrence of the Delinquency Trigger) that will be used to calculate whether the requisite amount of Public Group [_] Noteholders have cast affirmative votes to direct the Master Collateral Agent to notify the Asset Representations Reviewer to commence an Asset Representations Review.  In conducting any vote, the Master Collateral Agent will not be liable for any action taken or not taken by it in good faith in the administration of any Public Group [_] Noteholder or Verified Note Owner vote about whether to direct the Asset Representations Reviewer to conduct an Asset Representations Review so long as the administration of such vote conforms in all material respects to the Master Collateral Agent’s standard internal vote solicitation process.  If, by the voting deadline, votes in favor of an Asset Representations Review have been cast by Public Group [_] Noteholders representing at least a majority of the note balance of all Publicly Registered Notes then Outstanding held by voting Public Group [_] Noteholders, and those affirmative votes represent votes by Public Group [_] Noteholders holding at least 5% of the note balance of all Publicly Registered Notes then Outstanding (excluding, for the purpose of each calculation of the requisite amount of Public Group [_] Noteholders, any Publicly Registered Notes held by the Sponsor, the Servicer or any affiliate of either), the Master Collateral Agent will send a notice to the Asset Representations Reviewer, each Group [_] Creditor Representative (including the Indenture Trustee) for each Series of Publicly Registered Notes, the Administrator and the Servicer informing them that the requisite Public Group [_] Noteholders have directed the Asset Representations Reviewer to perform a review of all ARR Receivables for the purpose of determining whether those Receivables were in compliance with the representations and warranties made by the related Originator [or the Servicer (in the case of Receivables transferred by the Additional Transferor), as applicable,] about the Receivables transferred by that Originator [or the Additional Transferor] pursuant to the [applicable] Receivables Transfer Agreement or by the Servicer about the Trust DPPAs designated to Group [_] on a Designation Date pursuant to the Transfer and Servicing Agreement.  The Form 10-D filing for the Collection Period in which the Master Collateral Agent sent the foregoing notice to the Asset Representations Reviewer will specify that the requisite Public Group [_] Noteholders have directed an Asset Representations Review.

However, if by the voting deadline date set forth in the related Form 10-D, affirmative votes have not been cast by Public Group [_] Noteholders representing at least a majority of the note balance of all Publicly Registered Notes then Outstanding held by voting Public Group [_] Noteholders, or if affirmative votes were not cast by Public Group [_] Noteholders holding at least 5% of the note balance of all Publicly Registered Notes then Outstanding (excluding, for the purpose of each calculation of the requisite amount of Public Group [_] Noteholders, any Publicly Registered Notes held by the Sponsor, the Servicer or any affiliate of either), then there will be no Asset Representations Review for that occurrence of the Delinquency Trigger.

Within [sixty (60)] days of the delivery by the Master Collateral Agent to the Asset Representations Reviewer, the Administrator, each Group [_] Creditor Representative (including the Indenture Trustee) for each Series of Publicly Registered Notes and the Servicer of the notice directing the Asset Representations Reviewer to proceed with an Asset Representations Review, the Servicer will give the Asset Representations Reviewer access to the information necessary for it to perform a review of all of the ARR Receivables, as described below.  The Asset Representations Reviewer will be obligated to complete its review of all ARR Receivables within [sixty (60)] days after receiving access to the required information, provided that the deadline will be extended for an additional [thirty (30)] days in respect of any ARR Receivable in respect of which additional information was required by the Asset Representations Reviewer for the purpose of completing the related review.  The review procedures for each ARR Receivable will consist of tests designed to determine whether that ARR Receivable was or was not in compliance with the representations and warranties made regarding that ARR Receivable in the [applicable] Receivables Transfer Agreement or the Transfer and Servicing Agreement.  The Asset Representations Reviewer will determine whether each test was passed, failed or incomplete; however, the Asset Representations Reviewer will have no obligation to: (i) determine whether a Delinquency Trigger has occurred or whether the requisite amount of Public Group [_] Noteholders has voted to direct a review, (ii) determine which Receivables are to be the subject of a review, (iii) obtain or confirm the validity of the information to be reviewed, (iv) obtain missing or insufficient review information (other than the Asset Representations Reviewer’s obligation to notify the Servicer of any missing or insufficient review information), (v) take any action or cause any other party to take any action to enforce any remedies for breaches of representations or warranties, or (vi) establish cause, materiality or recourse for any test fail.  The Asset Representations Reviewer will only be required to perform the specific tests enumerated in the Asset Representations Review Agreement, and will not be obligated to perform additional procedures on any ARR Receivable other than as specified therein.  However, the Asset Representations Reviewer may provide additional information about any ARR Receivable that it determines in good faith to be material to the related review.  If the Servicer notifies the Asset Representations Reviewer that an ARR Receivable was paid in full or acquired or reacquired from the Trust before a review report is delivered, the Asset Representations Reviewer will terminate the tests of that ARR Receivable and the review of that ARR Receivable will be considered complete.

The Transfer and Servicing Agreement will provide that the Servicer will render reasonable assistance, including granting access to copies of any underlying documents and Receivables files, to the Asset Representations Reviewer to facilitate the performance of a review of all ARR Receivables in order to verify compliance with the representations and warranties made by an Originator or the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date), as applicable, with respect to the Receivables.  The Servicer will provide the Asset Representations Reviewer with access to the related Receivables and all other relevant documents related to each ARR Receivable.  The Servicer will use its best efforts to redact these materials to remove any personally identifiable customer information, but will use commercially reasonable efforts not to change the meaning of these materials or their usefulness to the Asset Representations Reviewer in connection with its review.

The Asset Representations Reviewer will report its findings and conclusions to the Trust, the Servicer, the Administrator, the Master Collateral Agent, each Group [_] Creditor Representative (including the Indenture Trustee) for each Series of Publicly Registered Notes and the Depositor no later than [five (5)] days after the end of the review period described above.  The ultimate determination as to whether the compliance or non-compliance of any representation constitutes a breach of the [applicable] Receivables Transfer Agreement or the Transfer and Servicing Agreement will not be made by the Asset Representations Reviewer, but by the applicable Originator or the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date), as applicable, as described below. The related Form 10-D filed for the Trust will include a summary of the Asset Representations Reviewer’s report, so that Public Group [_] Noteholders and Note Owners can form their own views of whether they consider any non-compliance of any representation to be a breach of the [applicable] Receivables Transfer Agreement or the Transfer and Servicing Agreement, as applicable, and, if so, what actions they intend to take.  The Form 10-D will also specify the means by which Public Group [_] Noteholders and Verified Note Owners may notify the Master Collateral Agent, each Group [_] Creditor Representative (including the Indenture Trustee) for each Series of Publicly Registered Notes, the Depositor, the Administrator and the related Originator or the Servicer, as applicable, in writing that it considers any non-compliance of any representation to be a breach of the [applicable] Receivables Transfer Agreement or the Transfer and Servicing Agreement, as applicable, or may request in writing that a Receivable be reacquired or acquired.  Subject to the provisions for indemnification and certain limitations contained in the Master Collateral Agreement, Public Group [_] Noteholders evidencing not less than a majority of the note balance of all Publicly Registered Notes then Outstanding, acting together as a single class, will have the right to direct the Master Collateral Agent regarding the time, method and place of exercising of any trust or power conferred on the Master Collateral Agent with respect to requesting the reacquisition or acquisition of a Receivable.  If Public Group [_] Noteholders evidencing not less than a majority of the note balance of all Publicly Registered Notes then Outstanding, acting together as a single class, notify the Master Collateral Agent in writing that they consider any non-compliance of any representation to be a breach of the [applicable] Receivables Transfer Agreement or the Transfer and Servicing Agreement, as applicable, or request in writing that a Receivable be reacquired or acquired, the Master Collateral Agent will forward, as soon as practicable and within five (5) Business Days, that written notice to the Administrator and the related Originator or the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date).

The related Originator or the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date) will evaluate any report of the Asset Representations Reviewer, and any reacquisition or acquisition request received from the Master Collateral Agent, Public Group [_] Noteholders evidencing not less than a majority of the note balance of all Publicly Registered Notes then Outstanding, acting together as a single class, or any other party to any of the transaction documents.  After receiving and reviewing a report of the Asset Representations Reviewer, or any reacquisition or acquisition request, the related Originator or the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date) will have the sole ability to determine if there was non-compliance with any representation or warranty made by the related Originator or the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date) that constitutes a breach, and whether to reacquire or acquire, as applicable, the related Receivable from the Trust.  None of the Master Collateral Agent, any Group [_] Creditor Representative (including the Indenture Trustee), the Owner Trustee, the Asset Representations Reviewer, the Depositor, the Sponsor, the Servicer, the Marketing Agent, the Parent Support Provider or any Originator is otherwise obligated to monitor the Receivables or otherwise to investigate the accuracy of the representations and warranties with respect to the Receivables.  The transaction documents require any Originator or the Servicer to acquire or reacquire, as applicable, any Receivable following a Material Breach of the representations and warranties related to such Receivable, as set forth under “—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments” below.

Delinquency Trigger

Cellco developed the Delinquency Trigger Rate by considering the monthly greater than 60-day delinquency rates observed in (a) its portfolio of prior securitizations of Device Payment Plan Agreements since [20[_]], and (b) its managed portfolio of retail postpaid accounts since [20[_]].  The foregoing delinquency rates were calculated (i) with respect to prior securitizations of Device Payment Plan Agreements, as the aggregate principal balance of the Device Payment Plan Agreements that are more than sixty (60) days delinquent as a percentage of the pool balance as of the end of a month, and (ii) with respect to the managed portfolio of retail postpaid accounts, as the billed and unpaid amounts that are more than sixty (60) days delinquent as a percentage of the billed retail postpaid receivables outstanding as of the bill date for each retail postpaid account.  [For this purpose, a delinquent Device Payment Plan Agreement is defined as a Device Payment Plan Agreement that is past its due date, including Device Payment Plan Agreement with bankrupt Obligors but excluding Device Payment Plan Agreement that have been written-off by the Servicer according to its Customary Servicing Practices.]

Cellco observed the highest monthly delinquency rates in both the securitized portfolio and the managed portfolio of retail postpaid accounts to develop a peak 60-day delinquency rate which it believes, given the consistency of its origination and servicing practices, represents a reasonable expected case delinquency rate for the Receivables over various economic cycles.  Cellco then applied a multiple of approximately [_] to the peak 60-day delinquency rate, which [would] result[s] in a [presumed] delinquency trigger rate of [[_]%].  Cellco believes that the [presumed] Delinquency Trigger Rate [is] [would be] an appropriate threshold at the point when Public Group [_] Noteholders benefit from an Asset Representations Review.  Because Cellco’s prior securitizations have not experienced significant historical 60-day delinquency rates and given the relatively stable economic period for these securitization transactions, the multiples are intended to account for future volatility and stressed economic conditions.

The Delinquency Trigger Rate will be reviewed and may be adjusted upon the occurrence of any of the following events:

(i) the filing of a registration statement with the SEC relating to any Publicly Registered Notes to be offered and sold from time to time; and

(ii) a change in law or regulation (including any new or revised interpretation of an existing law or regulation) that, in Cellco’s judgment, could reasonably be expected to have a material effect on the delinquency rate for Receivables or the manner by which delinquencies are defined or determined;

provided, however, that, for so long as a Delinquency Trigger has occurred and is continuing, a review of the Delinquency Trigger Rate that would otherwise be required as specified above will be delayed until the date on which the Trust first reports in its distribution report on Form 10-D that the Delinquency Trigger is no longer continuing.  In the case of a review undertaken upon the occurrence of an event described in clause (i) above, Cellco may increase or decrease the Delinquency Trigger Rate by any amount Cellco reasonably determines to be appropriate based on the composition of the Trust DPPAs designated to Group [_] at the time of the review. In the case of a review undertaken upon the occurrence of an event described in clause (ii) above, Cellco may increase or decrease the Delinquency Trigger Rate by any amount Cellco reasonably determines to be appropriate as a result of the related change in law or regulation. Any adjustment to the Delinquency Trigger Rate will be disclosed in the Trust’s distribution report on Form 10-D for the Collection Period in which the adjustment occurs, which report will include a description of how the adjusted Delinquency Trigger Rate was determined to be appropriate.

Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments

If any of the eligibility representations or warranties made by an Originator [or the Servicer (in the case of Receivables transferred by the Additional Transferor)] about a Receivable was untrue when made so that the Receivable was not an Eligible Receivable as of the related Cutoff Date, the Receivable was not eligible to be transferred to the Depositor or the Trust.  In addition, if any of the eligibility representations or warranties made by the Servicer on a Designation Date about a Receivable was untrue when made so that the Receivable was not an Eligible Receivable as of the related Cutoff Date, the Receivable was not eligible to be designated to Group [_].  If the related Originator or the Servicer, as applicable, receives written notice from the Depositor, the Servicer, the Administrator, any Group [_] Creditor Representative or the Master Collateral Agent that any Receivable was not an Eligible Receivable as of the related Cutoff Date and the breach is a Material Breach, that Originator or the Servicer (in the case of Receivables [transferred by the

Additional Transferor or] designated to Group [_] on a Designation Date) will have the option to cure the breach.  If that Originator or the Servicer, as applicable, fails to cure the breach in all material respects by the end of the second month following the month in which a responsible person of that Originator or the Servicer, as applicable, obtains actual knowledge of the breach, then the applicable Originator or the Servicer, as applicable, must reacquire or acquire all Receivables for which an eligibility representation or warranty has been breached on or before the immediately following Payment Date.  That Originator or the Servicer, as applicable, must deposit into the Collection Account the Reconveyance Amount for such Receivable.  Notwithstanding the foregoing, if any of the eligibility representations or warranties made by an Originator or the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date) about a Receivable was inaccurate when made so that the Receivable was not an Eligible Receivable as of the related Cutoff Date but such inaccuracy does not affect the ability of the Trust to receive and retain payment in full on such Receivable on the terms and conditions and within the timeframe set forth in the underlying Device Payment Plan Agreement, such inaccuracy will not constitute a breach of the eligibility representations or warranties of the related Originator or the Servicer and the related Originator or the Servicer, as applicable, will not be required to reacquire or acquire the related Receivable.

These reacquisition and acquisition obligations will be the sole remedy against the Originators and the Servicer for any losses resulting from a breach of the eligibility representations or warranties of any Originators and the Servicer with respect to the Receivables.  None of the Master Collateral Agent, the Indenture Trustee, the Owner Trustee, the Asset Representations Reviewer, the Sponsor, the Servicer, the Administrator, the Marketing Agent or the Depositor will have any duty to investigate whether any eligibility representation or warranty with respect to a Receivable has been breached.  If the Servicer resigns or is terminated as described under “Servicing the Receivables and the Securitization Transaction—Resignation and Termination of the Servicer,” Cellco, in its individual capacity, will be required to assume the acquisition obligation with respect to Receivables designated to Group [_] on a Designation Date [or transferred by the Additional Transferor] upon the Servicer’s resignation or termination.

In addition, each Originator [or the Servicer (in the case of Receivables transferred by the Additional Transferor)] must reacquire [or acquire, as applicable,] any secured Receivable (that is not a Written-Off Receivable) if the related Obligor becomes the subject of a bankruptcy proceeding and Verizon Wireless accepts the surrender of the related wireless device in satisfaction of the Receivable; provided, that the aggregate Principal Balance of all such Receivables reacquired [or acquired] by an Originator [or the Servicer (in the case of Receivables transferred by the Additional Transferor)] does not exceed 5% of the aggregate Principal Balance of the Receivables transferred by that Originator [or the Additional Transferor, as applicable,] to the Depositor and by the Depositor to the Trust.  The related Reconveyance Amount for any such Receivable will be deposited into the Collection Account at least two (2) Business Days before the Payment Date immediately following the end of the calendar month in which Verizon Wireless accepted the surrender of the wireless device related to such Receivable.  For additional information on bankruptcy surrendered devices, see “Origination and Description of Device Payment Plan Agreement Receivables—Bankruptcy Surrendered Devices.”

If Verizon Wireless continues to offer Upgrade Programs and an Obligor under a Receivable accepts an Upgrade Offer and satisfies all of the terms and conditions of the resulting Upgrade Contract, the Marketing Agent will be required to remit, or to cause the related Originator to remit, into the Collection Account the related Upgrade Prepayment within two (2) Business Days after identification that all of the terms and conditions related to that Upgrade Contract have been satisfied; provided, that if the Monthly Remittance Condition is satisfied, the Marketing Agent may instead deposit, or cause the related Originator to deposit, the Upgrade Prepayment into the Collection Account on the second Business Day before the related Payment Date.  For additional information on upgrades, see “Origination and Description of Device Payment Plan Agreement Receivables—Upgrade Offers.”

Also, if Verizon Wireless grants to an Obligor a credit (including a contingent, recurring credit, credits accrued on Verizon’s rewards credit card or the application of a returned security deposit) and the application of that credit in accordance with the priorities described under “Servicing the Receivables and the Securitization Transaction—Collections and Other Servicing Procedures” results in a reduction in the amount owed by an Obligor under a Receivable, the Marketing Agent will be obligated to make, or to cause the related Originator to remit a Credit Payment into the Collection Account within two (2) Business Days after identification that the credit was applied; provided, that if the Monthly Remittance Condition is satisfied, the Marketing Agent may instead deposit, or cause the related Originator to deposit, that Credit Payment into the Collection Account on the second Business Day before the related Payment Date.  For additional information on credits, see “Origination and Description of Device Payment Plan Agreement Receivables—Account Credits.”

If Verizon Wireless allows a Receivable to be transferred to a different Obligor, the Marketing Agent will be required to acquire, or to cause the related Originator to acquire, that Receivable from the Trust, by remitting the related Reconveyance Amount into the Collection Account on or prior to the second Business Day before the related Payment Date.  For additional information on account transfers, see “Servicing the Receivables and the Securitization Transaction—Servicer Modifications and Obligation to Acquire Receivables.”

In addition, as set forth under “Servicing the Receivables and the Securitization Transaction—Servicer Modifications and Obligation to Acquire Receivables,” if the Servicer (A) makes certain modifications, including if it (i) cancels a Receivable or reduces or waives (including with respect to an Upgrade Offer) the remaining Principal Balance under a Receivable or any portion thereof and/or as a result, the monthly payments due thereunder, or (ii) modifies, supplements, amends or revises a Receivable to grant the Obligor under that Receivable a contractual right to upgrade the related wireless device or (B) fails to maintain perfection of the Trust’s and the Master Collateral Agent’s security interest in the Receivables or otherwise impairs in any material respect the rights of the Trust or the Group [_] Creditors in the Receivable (other than as permitted by the terms of the Transfer and Servicing Agreement), and the Servicer fails to correct that failure or impairment in all material respects by the end of the second month following the month that the Servicer was notified in writing of the impairment, the Servicer will be required to acquire all affected Receivables from the Trust by remitting the related Reconveyance Amount into the Collection Account on or prior to the second Business Day before the Payment Date related to the Collection Period in which such Receivable was acquired by the Servicer.  However, the Servicer will not be required to acquire any modified Receivable if the modification was required by law or court order, including by a bankruptcy court.

The payment obligations of the Originators, the Marketing Agent and the Servicer described in this section will be guaranteed by the Parent Support Provider under the Parent Support Agreement.  Under the Parent Support Agreement, (i) to the extent an Originator or the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date) does not reacquire or acquire, as applicable, a Receivable upon breach of a related representation after the end of the cure period under the circumstances set forth above, the Parent Support Provider will be required to remit the Reconveyance Amount for that Receivable into the Collection Account or will be required to cause the related Originator or the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date) to reacquire or acquire, as applicable, that Receivable, (ii) to the extent an Originator [or the Servicer (in the case of Receivables transferred by the Additional Transferor)] does not reacquire [or acquire, as applicable,] a secured Receivable (that is not a Written-Off Receivable) if the related Obligor becomes the subject of a bankruptcy proceeding and Verizon Wireless accepts the surrender of the related wireless device in satisfaction of the Receivable (subject to the limits on such reacquisitions [or acquisitions, as applicable,] set forth above), (iii) to the extent the Marketing Agent does not make, or does not cause the related Originator to make, an Upgrade Prepayment to the Trust, the Parent Support Provider will be required to make, or will be required to cause the Marketing Agent or related Originator to make, that Upgrade Prepayment to the Trust, (iv) to the extent the Marketing Agent does not make, or does not cause the related Originator to make, a Credit Payment to the Trust, the Parent Support Provider will be required to make, or will be required to cause the Marketing Agent or the related Originator to make, that Credit Payment to the Trust, (v) to the extent the Marketing Agent does not acquire, or does not cause the related Originator to acquire from the Trust a Receivable transferred to a different Obligor, the Parent Support Provider will be required to make, or will be required to cause the Marketing Agent or the related Originator to make, a payment to the Trust to so acquire that Receivable, (vi) to the extent the Servicer does not remit to the Trust a required deposit of Collections, the Parent Support Provider will be required to remit, or to cause the Servicer to remit, the amount of the required deposit that was not made by the Servicer directly into the Collection Account and (vii) to the extent the Servicer or the Marketing Agent, as applicable, does not acquire a Receivable under the circumstances set forth under “Servicing the Receivables and the Securitization Transaction—Servicer Modifications and Obligation to Acquire Receivables,” the Parent Support Provider will be required to remit into the Collection Account the Reconveyance Amount for that Receivable.

If the Parent Support Provider does not make an Upgrade Prepayment to the Trust within [ten (10)] Business Days after it has received notice from the Master Collateral Agent that an Upgrade Prepayment was due, Cellco will be required to terminate all Upgrade Offers by the end of that [ten (10)] Business Day period.  In addition, if none of the Parent Support Provider, the Marketing Agent or the related Originator makes any required prepayments with respect to an Upgrade Offer, the Servicer, so long as Cellco is the Servicer, will be required to credit to the Obligor’s account with respect to payments due under the new Device Payment Plan Agreement entered into as a result of the related upgrade, on a monthly basis an amount equal to the amount due each month under the original Device Payment Plan Agreement.  If Cellco is no longer the Servicer, Cellco will be required to apply those credits upon receipt of notice from the successor servicer that the Obligor has made the requisite payment under the original Device Payment Plan Agreement.  See “Parent Support Provider” for additional information about the Parent Support Agreement.  Any credits given to an Obligor with respect to an Upgrade Offer will be applied directly to the applicable Receivable and will not be applied in accordance with the application of payments set forth under “Servicing the Receivables and the Securitization Transaction—Collections and Other Servicing Procedures.”

Dispute Resolution

The Transfer and Servicing Agreement provides that if (i) the Trust or the Master Collateral Agent (acting on behalf of a majority of Public Group [_] Noteholders) or (ii) a majority of Public Group [_] Noteholders requests by written notice to (x) the Master Collateral Agent (which will be forwarded by the Master Collateral Agent to the related Originator or the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date) or (y) the related Originator or the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date), that a Receivable be reacquired or acquired, as applicable, due to an alleged breach of a representation or warranty as described under “—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments” above with respect to that Receivable, and the request has not been fulfilled or otherwise resolved in the manner set forth in the Receivables Transfer Agreement(s) or the Transfer and Servicing Agreement, as applicable, to the reasonable satisfaction of the applicable party set forth in clauses (i) or (ii) above within one-hundred eighty (180) days of the receipt of the request by the related Originator or the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date), then a Public Group [_] Noteholder or any Verified Note Owner has the right to refer the matter, at its discretion, to either mediation (including non-binding arbitration) or third-party binding arbitration held in New York, New York, on the following terms, or to institute a legal proceeding.  Dispute resolution to resolve reacquisition or acquisition requests, as applicable, will be available regardless of whether Public Group [_] Noteholders voted to direct an Asset Representations Review or whether the Delinquency Trigger occurred.  For the avoidance of doubt any Public Group [_] Noteholder or Verified Note Owner may independently pursue dispute resolution in respect of any reacquisition or acquisition request.  If the Master Collateral Agent brings a dispute resolution action based on direction to do so, the Public Group [_] Noteholder or Verified Note Owner providing such direction will be the requesting party (or the party to the mediation or arbitration, as applicable) for purposes of the dispute resolution proceeding, including allocation of fees and expenses.

The Depositor will direct the Master Collateral Agent to, and the Master Collateral Agent will, notify the party that requested that a Receivable be reacquired or acquired, as applicable, (directly if a Public Group [_] Noteholder or, for a Verified Note Owner, through the applicable clearing agency, in accordance with its rules) no later than [five (5)] Business Days after the end of the one-hundred eighty (180) day period of the date when the one-hundred eighty (180) day period ends without resolution by the appropriate party.  The requesting party will be required to provide notice of its choice to mediate, to arbitrate or to institute a legal proceeding to the appropriate party within [thirty (30)] days after the delivery of the notice of the end of the one-hundred eighty (180) day period.

JAMS, an organization providing alternative dispute resolution services, will administer any mediation (including non-binding arbitration) pursuant to its mediation procedures in effect on the date the arbitration is filed. The mediator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney specializing in commercial litigation with at least fifteen (15) years of experience, and will be appointed from a list of neutrals maintained by JAMS.  Upon being supplied a list of at least ten (10) potential mediators fitting the criteria above by JAMS, each party will have the right to exercise two (2) peremptory challenges within fourteen (14) days and to rank the remaining potential mediators in order of preference.  JAMS will select the mediator from the remaining attorneys on the list, respecting the preference choices of the parties to the extent possible.  The parties will use commercially reasonable efforts to begin the mediation within thirty (30) days of the selection of the mediator and to conclude the mediation within sixty (60) days of the start of the mediation. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation.

Any binding arbitration will be administered by the AAA pursuant to its commercial arbitration rules and mediation procedures in effect on the date the arbitration is filed. The panel will consist of three (3) members.  One (1) arbitrator will be appointed by the requesting party within five (5) Business Days of its notice selecting arbitration, one (1) arbitrator will be appointed by the Depositor within five (5) Business Days of the requesting party’s appointment, and one (1) arbitrator (who will preside over the panel) will be chosen by the two (2) party-appointed arbitrators within five (5) Business Days of the second appointment.  If any party fails to appoint an arbitrator or the two (2) party-appointed arbitrators fail to appoint the third within the required time periods, then the appointments will be made by AAA.  In each case, each arbitrator will be impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney specializing in commercial litigation with at least fifteen (15) years of experience.  Each arbitrator will be independent and will abide by the AAA’s code of ethics for arbitrators in commercial disputes in effect as of the Closing Date.  Before accepting an appointment, each arbitrator must disclose any circumstances likely to create a reasonable inference of bias or conflict of interest or likely to preclude completion of the hearings within the prescribed time schedule.  Any arbitrator may be removed by AAA for cause consisting of actual bias, conflict of interest or other serious potential for conflict.

After consulting with the parties, the panel will devise procedures and deadlines for the arbitration, to the extent not already agreed to by the parties, with the goal of expediting the proceeding and completing the arbitration within ninety (90) days after appointment.  The arbitral panel will have the authority to schedule, hear, and determine any and all motions in accordance with New York law, and will do so on the motion of any party.  Unless otherwise agreed by the parties, each party to the arbitration will be presumptively limited to four (4) witness depositions not to exceed five (5) hours, and one (1) set of interrogatories, document requests and requests for admissions, though the panel will have the ability to grant additional discovery based on a determination of good cause after a showing that additional discovery is reasonable and necessary.

The panel will make its final determination no later than ninety (90) days after appointment.  The panel will not have the power to award punitive damages or consequential damages.  The panel will determine and award the costs of the arbitration and reasonable attorneys’ fees to the parties as determined by the panel in its reasonable discretion.  The determination in any binding arbitration will be final and non-appealable and may be enforced in any court of competent jurisdiction.  By selecting binding arbitration, the selecting party will give up the right to sue in court, including the right to a trial by jury.  No Person may bring class or collective claims in arbitration even if the AAA rules would allow them.  Notwithstanding anything to the contrary in this prospectus, the arbitrator may award money or injunctive relief only in favor of the individual party seeking relief and only to the extent necessary to provide relief warranted by that party's individual claim.

REVIEW OF RECEIVABLES

A review of the Receivables as of the Statistical Calculation Date designed and effected to provide reasonable assurance that the disclosure about the Receivables in this prospectus is accurate in all material respects was performed by or on behalf of the Depositor and the Sponsor.  This review consisted of a statistical data review, a contract review, reviews of data and information by personnel in the legal and finance departments of Verizon, and reviews of factual information by senior management and legal personnel of Verizon, and the review was supported by Verizon Wireless’ business and systems control processes.  The Sponsor and the Depositor also engaged a third party to assist in the statistical data and contract review using procedures designed and established by the Sponsor and the Depositor and determined by the Sponsor and the Depositor to be sufficient for purposes of its review of the Receivables.  The Depositor takes full responsibility for the review of the Receivables, the work performed by Verizon and third parties and the findings and conclusions of that review.

A quality assurance review of the Receivables was performed in which Verizon finance personnel applied systemic and manual filters to confirm that the Receivables meet the selection criteria described in “Receivables—Criteria for Selecting the Receivables.”

The pool composition and stratification tables in “Summary—Receivables” and “Receivables—Composition of the Receivables” were systematically created from source data by Cellco’s servicing personnel who support Verizon Wireless.  The data and information in these tables were reviewed and verified by the servicing personnel who support Verizon Wireless as consistent with the data and information from Verizon Wireless’ servicing system and other source data.  In addition, the data and information in these tables were recalculated and confirmed to be consistent with the data and information from the securitization system and other source data.  [No discrepancies in the pool composition and stratification tables were found.]

A sample of [1,000] Receivables randomly selected from the pool of Receivables as of the Statistical Calculation Date were reviewed and specific information in the sample Receivables relevant to the data and information about such Receivables in this prospectus were compared to the same information in Verizon Wireless’ receivables system.  [_] errors were found in the data points reviewed or compared in the [1,000] sample Receivables.  The Depositor considers that the review indicates [no] systemic errors in the receivables data or other errors that could have a material adverse effect on the data and information about the Receivables as of the Statistical Calculation Date in this prospectus.

The Depositor confirmed with senior management personnel of Verizon familiar with the securitization transaction and the Receivables as of the Statistical Calculation Date that they performed a comprehensive review of the information about such Receivables contained in this prospectus.  The descriptions of the general information about the Receivables and how they were originated were reviewed and confirmed as accurate by relevant senior managers and legal personnel at Verizon.  Verizon’s legal personnel also reviewed and confirmed that the descriptions of the material terms of the Receivables accurately reflect the terms of the forms of Device Payment Plan Agreements originated by the Originators, that the descriptions of the legal and regulatory considerations that may materially affect the performance of the Receivables accurately reflect current federal and state law and regulations and case law precedents and that the summary of the representations and warranties and the remedies available for breach of these representations and warranties accurately reflect the terms of the transaction documents.

The review of the Receivables is supported by Verizon’s control processes used in the day-to-day operation of its business.  These controls include financial reporting controls required by the Sarbanes-Oxley Act of 2002, regular internal audits of key business functions, including receivables servicing and systems processing, controls to verify compliance with procedures and quality assurance reviews for credit decisions and securitization processes.

After completion of the review described above, the Depositor has concluded that it has reasonable assurance that the disclosure about the Receivables in this prospectus is accurate in all material respects.

A review of the additional Receivables transferred to the Trust and designated to Group [_] from time to time will be performed by or on behalf of the Depositor and the Sponsor to confirm that such Receivables are Eligible Receivables as of the related Cutoff Date.  As part of this review, all Device Payment Plan Agreements available to be transferred to the Trust will be screened by the Sponsor’s systems to assess which Device Payment Plan Agreements are Eligible Receivables as of the related Cutoff Date.  The Administrator will not use selection procedures in selecting Device Payment Plan Agreements to be transferred to the Trust for designation to Group [_] or Trust DPPAs to be re-designated from another Group to Group [_] from time to time that it believes to be adverse to the Group [_] Creditors.  The Depositor will disclose the results of the review of the Receivables in the Form 10-D related to the last monthly period of the Trust’s fiscal year.  Neither the Depositor nor the Sponsor intends to engage a third party to assist with the review of additional Receivables transferred to the Trust and designated to Group [_] from time to time.

STATIC POOL INFORMATION

Attached to this prospectus as (i) Annex A is tabular and graphical information that reflects the static pool performance data (including summary information about the original characteristics of the vintage pools, including cumulative loss, prepayment, upgrade prepayment and delinquency history) of Device Payment Plan Agreements, (ii) Annex B is tabular and graphical information that reflects the static pool performance data (including summary information about the original characteristics of the Receivables, including cumulative loss, prepayment, Upgrade Prepayment and delinquency history) of the Receivables and (iii) Annex C is tabular and graphical information that reflects the static pool performance data (including summary information about the Cumulative Loss, Prepayment, Upgrade Prepayment (each as defined in Annex C) and delinquency history) of the Sponsor’s prior securitized pools of Device Payment Plan Agreements for Consumer Obligors.  The static pool information in Annex A, Annex B and Annex C is deemed to be a part of this prospectus and the registration statement of which this prospectus is a part.  We caution you that the Receivables may not perform in a similar manner to the Device Payment Plan Agreements reflected in the data set forth in Annex A, Annex B and Annex C.

The characteristics of the Device Payment Plan Agreements included in the static pool information discussed above, as well as the social, economic and other conditions existing at the time when those Device Payment Plan Agreements were originated and repaid, may vary materially from the characteristics of the Receivables and the social, economic and other conditions existing at the time when the Receivables were originated or will be originated, and those that will exist in the future when the Receivables are required to be repaid.  Therefore, there can be no assurance that the loss or prepayment experience of the revolving pool of Receivables will be similar to the information shown in Annex A for the vintage pools of Device Payment Plan Agreements, in Annex B for the Receivables or in Annex C for the prior securitized pools of Device Payment Plan Agreements for Consumer Obligors.

[Insert a description of any material differences between the Receivables and the static pool data on Annex A, Annex B and/or Annex C.]

DESCRIPTION OF THE NOTES

The Notes will be issued pursuant to the Indenture.  The Credit Extensions, including the Notes, will represent contractual debt obligations of the Trust. No Creditors of any Series will have the right to prior review of, or consent to, any subsequent issuance of Credit Extensions. Each Series will appoint a Creditor Representative to act on its behalf under the Master Collateral Agreement.  The Creditor Representative for Series [_]-[_] is the Indenture Trustee.

Pool Balance and Required Pool Balance

The Pool Balance will vary each day as (i) new Device Payment Plan Agreements are designated to Group [_] and (ii) Receivables are paid, written-off, released or designated from Group [_] to another Group as Trust DPPAs.  In the event that the Pool Balance is at any time less than the Required Pool Balance, a Pool Balance Deficit will occur.  As of any Payment Date, the occurrence of a Pool Balance Deficit after giving effect to distributions on such Payment Date is an Amortization Event.

Each Group [_] Series may have different discount rates, eligibility criteria, concentration limits, interest rates, required overcollateralization percentages, revolving periods, amortization events, anticipated redemption dates, final maturity dates and/or other characteristics.  The Series Invested Amount for each Group [_] Series, and the Required Pool Balance, is adjusted to account for these different discount rates, eligibility criteria and concentration limits.

Allocation of Group [_] Available Funds

Each Group [_] Series represents an undivided interest in the Receivables, including the right to the related Series Allocation Percentage of Group [_] Available Funds on each Payment Date.  The Servicer will allocate Group [_] Available Funds to:

•	Series [_]-[_];

•	other Group [_] Series; and

•	the Certificates.

Prior to each Payment Date, Group [_] Available Funds allocable to Series [_]-[_] for such Payment Date will be withdrawn by the Master Collateral Agent from the Collection Account, as directed by the Servicer, and remitted to the Distribution Account. On each Payment Date, each Group [_] Series will be entitled to a portion of the Group [_] Available Funds for such Payment Date based on the Series Allocation Percentage for such Group [_] Series.

As of the Closing Date (based on the information with respect to the Receivables as of the Statistical Calculation Date), (i) the Discounted Series Invested Amount for Series [_]-[_] will be $[_], (ii) the Ineligible Amount for Series [_]-[_] will be $[_], (iii) the Series [_]-[_] Excess Concentration Amount will be $[_], (iv) the Series Share for Series [_]-[_] will be [_]%, (v) the Series Incremental Required Invested Amount for Series [_]-[_] will be [_]%, (vi) the Adjusted Series Invested Amount for Series [_]-[_] will be [_] and (vii) the Series [_]-[_] Allocation Percentage will be [_]%. Each of the foregoing amounts and percentages will vary in accordance with the definition of each such term set forth in “Schedule I—Glossary of Defined Terms.”

On each Payment Date, the Certificateholder will be entitled to receive the applicable Transferor’s Allocation for such Payment Date pari passu with the portion of Group [_] Available Funds allocated to each Group [_] Series, provided that if at any time a Pool Balance Deficit exists, the Transferor’s Percentage and the Transferor’s Allocation will be equal to zero. As of the Closing Date (based on the information with respect to the Receivables as of the Statistical Calculation Date), the Transferor’s Percentage will be equal to [_]%, though such percentage will vary in accordance with the definition thereof set forth in “Schedule I—Glossary of Defined Terms.”

Series [_]-[_] Available Funds

For each Payment Date, payments on the Notes and distributions of other amounts payable by the Trust will be made from Series [_]-[_] Available Funds for such Payment Date as set forth under “—Priority of Payments” below.  As described under “Servicing the Receivables and the Securitization Transaction—Bank Accounts,” investment earnings, if any, on funds in the Collection Account and the Series Bank Accounts will not be included in Group [_] Available Funds or Series [_]-[_] Available Funds but instead will be distributed directly to the Certificateholders on each Payment Date.

Payments of Interest25

General

On each Payment Date, the Trust will pay to the Noteholders the interest that accrued on the Notes during the Accrual Period immediately preceding that Payment Date.  Interest on the Class A-1[a] Notes, Class A-2 Notes, Class A-3 Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes will accrue at the applicable per annum interest rate stated on the cover of this prospectus.  [Interest on the Class A-1b Notes will accrue at a per annum rate that is initially equal to the sum of a Benchmark, which initially will be [One-Month LIBOR][the CD Rate][the Commercial Paper Rate][the Federal Funds Rate][the Prime Rate][the Treasury Rate][EURIBOR][Euro LIBOR][SOFR] and the applicable spread set forth on the cover of this prospectus; provided that, if the sum of [One-Month LIBOR][the CD Rate][the Commercial Paper Rate][the Federal Funds Rate][the Prime Rate][the Treasury Rate][EURIBOR][Euro LIBOR][SOFR] (or any other applicable Benchmark) and the applicable spread set forth on the front cover of this prospectus is less than 0.00% for any Accrual Period, then the interest rate for the Class A-1b Notes for that Accrual Period will be deemed to be 0.00%.] [Specify whether the floating rate note has (i) a maximum numerical limit, or ceiling, (ii) a minimum numerical limit, or floor and (iii) any additional information related to a specific index.]  The Trust will make interest payments on each Payment Date to the Noteholders of record on the day before each Payment Date. [If the Notes have not been redeemed as of the Anticipated Redemption Date, beginning on such Payment Date, in addition to interest at the stated interest rate, each class of Notes will accrue additional interest at the Additional Interest Rate applicable to that class of Notes, which accrued Additional Interest Amounts will be distributed to Noteholders as set forth under “—Priority of Payments” below.]

All interest amounts that are due but not paid on any Payment Date will be due on the next Payment Date, together with interest on the unpaid amount at the applicable interest rate.  Failure to pay interest that is due on any class of Notes of the Controlling Class that continues for [thirty-five (35)] days will be an Event of Default.  [Failure to pay interest that is due on any class of Notes that is not part of the Controlling Class will not be an Event of Default, but will constitute an Amortization Event.]

The Trust will make interest payments on the Notes on each Payment Date from Series [_]-[_] Available Funds.  Interest will be paid, first to the Class A Notes, pro rata, based on the amount of interest due to each class of Class A Notes, then to the Class B Notes, then to the Class C Notes, then to the Class D Notes and then to the Class E Notes.  Interest payments will not be made on any subordinated class of Notes until all interest payments due on all more senior classes of Notes are paid in full.

If the amount of Series [_]-[_] Available Funds, together with the amount [withdrawn from the Reserve Account] [[and] drawn under the Letter of Credit], is insufficient to pay all interest due on any class of Notes on any Payment Date, each holder of that class of Notes will receive its pro rata share of the amount that is available.  In addition, any First Priority Principal Payments will be paid to Noteholders (or deposited into the Principal Funding Account, as applicable) before the payment of interest due on the Class B Notes, any Second Priority Principal Payments will be paid to Noteholders (or deposited into the Principal Funding Account, as applicable) before the payment of interest due on the Class C Notes, any Third Priority Principal Payments will be paid to Noteholders (or deposited into the Principal Funding Account, as applicable) before the payment of interest due on the Class D Notes and any Fourth Priority Principal Payments will be paid to Noteholders (or deposited into the Principal Funding Account, as applicable) before the payment of interest due on the Class E Notes.

[25]
The interest payments and calculations presented in this prospectus are for illustrative purposes only.  In a particular transaction there may be more or fewer classes of notes that bear fixed interest rates or floating interest rates.  The prospectus at the time of an offering will include specific disclosure about the interest rates on the classes of notes being offered.  In addition, for illustrative purposes, the prospectus contemplates that the Class A-1b notes will accrue interest at a floating rate based on one-month LIBOR.  In a particular transaction, none or different classes of notes may accrue interest at a floating rate and such floating rate of interest may be based on an index different than one-month LIBOR.

For a more detailed description of the priority of payments made from Series [_]-[_] Available Funds on each Payment Date, including priority payments of principal of senior classes of Notes, you should read “—Priority of Payments” below.

If the Notes are accelerated after an Event of Default, interest due on any subordinated classes of Notes will not be paid until both interest on and principal of all more senior classes of Notes are paid in full.  Interest due on the Class B Notes will not be paid until interest on and principal of the Class A Notes are paid in full, interest due on the Class C Notes will not be paid until interest on and principal of the Class A Notes and Class B Notes are paid in full, interest due on the Class D Notes will not be paid until interest on and principal of the Class A Notes, Class B Notes and Class C Notes are paid in full, and interest due on the Class E Notes will not be paid until interest on and principal of the Class A Notes, Class B Notes, Class C Notes and Class D Notes are paid in full.  For a more detailed description of the payment priorities following an acceleration of the Notes, you should read “—Post-Acceleration Priority of Payments” below.

[Floating Rate Benchmark; Benchmark Transition Event]

[The following discussion assumes One-Month LIBOR is the applicable index. If any other index is applicable, the prospectus will include all related terms.]

[For so long as One-Month LIBOR is the Benchmark, the Indenture Trustee will calculate One-Month LIBOR as of each LIBOR Determination Date for so long as the Class A-1b Notes are Outstanding; provided that if One-Month LIBOR does not appear on the Reuters Screen LIBOR01 Page on any LIBOR Determination Date, the Indenture Trustee will calculate LIBOR as directed by the Administrator.  All calculations of One-Month LIBOR by the Indenture Trustee, in absence of manifest error, will be conclusive for all purposes and binding on the Noteholders.

Notwithstanding the foregoing, if the Administrator determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the determination date of the then-current Benchmark, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Class A-1b Notes in respect of such determination on such date and all determinations on all subsequent dates.

In connection with the implementation of a Benchmark Replacement, the Administrator will have the right from time to time to make Benchmark Replacement Conforming Changes.

Notice of the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, the determination of a Benchmark Replacement and the making of any Benchmark Replacement Conforming Changes will be delivered in writing by the Administrator to the Trust, the Owner Trustee, a responsible officer of the Indenture Trustee, the Master Collateral Agent, the Parent Support Provider, the Sponsor, the Depositor and the Servicer and included in the monthly investor report. Notwithstanding anything in the transaction documents to the contrary, upon the delivery of notice to the Indenture Trustee and the inclusion of such information in the monthly investor report, the relevant transaction documents will be deemed to have been amended to reflect the new Unadjusted Benchmark Replacement, Benchmark Replacement Adjustment and/or Benchmark Replacement Conforming Changes without further compliance with the amendment provisions of the relevant transaction documents.

Any determination, decision or election that may be made by the Administrator in connection with a Benchmark Transition Event or a Benchmark Replacement as described above, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in the Administrator’s sole discretion, and, notwithstanding anything to the contrary in the transaction documents, will become effective without consent from any other party. None of the Trust, the Owner Trustee, the Master Collateral Agent, the Indenture Trustee, the Parent Support Provider, the Administrator, the Sponsor, the Depositor or the Servicer will have any liability for any determination made by or on behalf of the Administrator in connection with a Benchmark Transition Event or a Benchmark Replacement as described above, and each

Noteholder, by its acceptance of a Note or a beneficial interest in a Note, will be deemed to waive and release any and all claims against the Trust, the Owner Trustee, the Master Collateral Agent, the Indenture Trustee, the Parent Support Provider, the Administrator, the Sponsor, the Depositor or the Servicer relating to any such determinations.

None of the Master Collateral Agent, the Indenture Trustee or the Owner Trustee will have any liability or obligation with respect to any determination of One-Month LIBOR by the Administrator or the selection of any replacement index and shall have no obligation to monitor or make any determination, decision or election in connection with a Benchmark Transition Event, Benchmark Replacement, Benchmark Replacement Adjustment and/or any Benchmark Replacement Conforming Changes (all of which shall be the sole obligation of the Administrator), even if the Administrator does not act.]

Payments of Principal26

Prior to the beginning of the Amortization Period, principal payments will not be made on the Notes, other than in connection with an Optional Redemption in accordance with the terms described in this prospectus. If Priority Principal Payments are required to be made on any Payment Date prior to the beginning of the Amortization Period in accordance with the priorities set forth under “—Priority of Payments” below, such amounts will be deposited into the Principal Funding Account on such Payment Date in accordance with such priorities, to the extent of Series [_]-[_] Available Funds, in lieu of such amounts being applied to pay principal on the Notes on such Payment Date.  Amounts on deposit in the Principal Funding Account will be applied as set forth under “—Priority of Payments” below.

It is expected that the Notes will be subject to an Optional Redemption on or prior to the Anticipated Redemption Date.  If the Notes have not been redeemed as of the Anticipated Redemption Date, an Amortization Event will occur, and the Amortization Period will begin.

On each Payment Date during the Amortization Period, the Trust will make Priority Principal Payments on the Notes until the Notes are paid in full, to the extent of Series [_]-[_] Available Funds available therefor, in accordance with “—Priority of Payments” below.  These Priority Principal Payments will be made on all more senior classes of Notes before payments of interest on subordinated classes of Notes.

Priority Principal Payments, if any, will be applied on each Payment Date during the Amortization Period in the following order of priority:

•
first, [pro rata,] to the Class A-1[a] Notes [and Class A-1b Notes, based on the Note Balance of the Class A-1a Notes and Class A-1b Notes on that Payment Date, before giving effect to any payments made on that date], until [each class of Notes is] paid in full;

•	second, to the Class A-2 Notes until paid in full;

•	third, to the Class A-3 Notes until paid in full;

•	fourth, to the Class B Notes until paid in full;

•	fifth, to the Class C Notes until paid in full;

•	sixth, to the Class D Notes until paid in full; and

•	seventh, to the Class E Notes until paid in full.

[26]
For illustrative purposes, the prospectus contemplates that principal will be paid on certain classes of notes on a pro rata basis while other classes of notes will receive payments of principal sequentially.  In a particular transaction none or different classes of notes may be paid principal on a pro rata basis or sequentially.

On each Payment Date, Priority Principal Payments will be paid to Noteholders (or deposited into the Principal Funding Account, as applicable) only after fees, expenses and indemnities of the Master Collateral Agent, the Owner Trustee, the Asset Representations Reviewer, the Indenture Trustee, [the Letter of Credit Provider,] the Servicer and any successor servicer set forth in priorities (1) and (2) under “—Priority of Payments” below, [senior swap payments,] interest on the Notes and any more senior Priority Principal Payments are paid.

If the Note Balance of any class of Notes is not paid in full by its Final Maturity Date or, if the Certificateholders have directed the Trust to exercise an Optional Redemption, on the applicable redemption date, an Event of Default will occur.  On each Payment Date after the acceleration of the Notes following an Event of Default, principal will be paid [first to the Class A-1[a] Notes [and Class A-1b Notes, pro rata based on the Note Balance of the Class A-1a Notes and Class A-1b Notes on that Payment Date, before giving effect to any payments made on that date], until [each class of Notes is] paid in full. After the Class A-1 Notes have been paid in full, principal will be paid to the Class A-2 Notes and Class A-3 Notes, pro rata based on the Note Balance of the Class A-2 Notes and Class A-3 Notes on that Payment Date, before giving effect to any payments made on that date, until each class of Notes is paid in full].  After all of the Class A Notes have been paid in full, principal will be paid sequentially to the Class B Notes, Class C Notes, Class D Notes and Class E Notes, in that order until each class of Notes is paid in full.  See “—Post-Acceleration Priority of Payments” below for more information about the payment priority following an acceleration of the Notes.

Revolving Period

The Revolving Period will begin on the Closing Date and end on the date when the Amortization Period begins. In no event will the Revolving Period end later than the Anticipated Redemption Date.  During the Revolving Period, Priority Principal Payments, if any, will be deposited into the Principal Funding Account as described under “–Payments of Principal” above.

Amortization Period

The Amortization Period will begin on the Payment Date on or immediately following the occurrence of an Amortization Event (including an Amortization Event resulting from the failure to redeem the Notes as of the Anticipated Redemption Date), and end on the Final Maturity Date or an earlier date on which the Notes are paid in full.

During the Amortization Period, the Notes will receive payments of principal in the amounts and in accordance with the priorities set forth under “—Priority of Payments” below.

Each of the following will be “Amortization Events” for Series [_]-[_]:27

•	on any Payment Date interest due is not paid on any class of Notes,

•	[on any Payment Date during the Revolving Period, the Required Reserve Amount is not [on deposit in the Reserve Account][available under the Letter of Credit],]

•	as of the Anticipated Redemption Date, the Trust has not redeemed the Notes,

•	as of any Payment Date, a Pool Balance Deficit exists after giving effect to distributions on such Payment Date,

•	for any Payment Date, the sum of the fractions, expressed as percentages for each of the three (3) Collection Periods immediately preceding that Payment Date, calculated by dividing the

[27]	The Amortization Events included in this prospectus are for illustrative purposes only. A particular transaction may include different Amortization Events.

aggregate Principal Balance of all Receivables which became Written-Off Receivables during each of the three (3) prior Collection Periods by the Pool Balance as of the first day of each of those Collection Periods, multiplied by four (4), exceeds [_]%,

•
for any Payment Date, the sum of the fractions, expressed as percentages for each of the three (3) Collection Periods immediately preceding that Payment Date, calculated by dividing the aggregate Principal Balance of all Receivables that are [ninety-one (91)] days or more delinquent at the end of each of the three (3) prior Collection Periods by the Pool Balance as of the last day of each of those Collection Periods, divided by three (3), exceeds [_]%,

•
with respect to any Payment Date, the Series [_]-[_] Allocated Pool Balance is less than [_]% of (x) the aggregate Note Balance minus (y) the amount on deposit in the Principal Funding Account, in each case as of such Payment Date,

•	a Servicer Termination Event has occurred and is continuing, or

•	an Event of Default has occurred and is continuing.

If an Amortization Event occurs on a Payment Date (including immediately following distributions made on that Payment Date), the Amortization Period will begin on that Payment Date.  If an Amortization Event occurs on any date that is not a Payment Date, the Amortization Period will begin on the immediately following Payment Date.

Earliest Redemption Date; Optional Redemption of the Notes

The Trust may not effect an Optional Redemption prior to the Earliest Redemption Date.  Certificateholders representing 100% of the voting interests of the Certificates, with the consent of the Administrator, on behalf of the Trust, have the right to direct the Trust to exercise an Optional Redemption of the Notes, in whole but not in part, on any date on or after the Earliest Redemption Date.  [If the Trust effects an Optional Redemption on any date prior to [[____], 20[_]][the Payment Date occurring [three (3) months] prior to the Anticipated Redemption Date], the Trust will be required to pay a Make-Whole Payment in connection with such redemption, as described below under “—Make-Whole Payments” below.]

The Trust may not exercise an Optional Redemption unless all principal of, and accrued and unpaid interest on, the Notes, [and any applicable Make-Whole Payments and Additional Interest Amounts due and payable on that date,] are paid in full in connection therewith.

The Trust may redeem the Notes with any amounts available to it for such purpose, including distributions on the Certificates, proceeds of the issuance of another Series, proceeds of sales of Receivables, amounts on deposit in the Principal Funding Account and the Reserve Account or capital contributions by the Certificateholders.

The Certificateholders will notify the Trust, the Servicer, the Master Collateral Agent, the Indenture Trustee, the Owner Trustee and the rating agencies engaged to rate the Notes, in writing, at least ten (10) days before the date on which the Optional Redemption is to be exercised.  The Indenture Trustee will promptly notify the Noteholders of the Optional Redemption and provide instructions for surrender of the Notes in exchange for final payment of all amounts due thereon, including all principal of, and accrued and unpaid interest on, the Notes, [and any applicable Make-Whole Payments and Additional Interest Amounts].  On the date on which an Optional Redemption is effected, the Trust will cause to be deposited into the Distribution Account the required redemption price for the Notes and the Indenture Trustee will transfer any amounts on deposit in the Reserve Account and the Principal Funding Account into the Distribution Account.

Other Group [_] Series can have the same or different optional redemption rights. Certificateholders may elect to exercise these optional redemption rights in their discretion, and the election to redeem any Group [_] Series will not require the Trust to redeem any other Group [_] Series.

Anticipated Redemption Date

The Notes are expected (but not required) to be redeemed by the Trust by the Anticipated Redemption Date. If the Notes have not been redeemed as of the Anticipated Redemption Date, an Amortization Event will occur [and, beginning on such Payment Date, in addition to interest at the stated interest rate, each class of Notes will accrue additional interest at the Additional Interest Rate applicable to that class of Notes, which accrued Additional Interest Amounts will be distributed to Noteholders as set forth under “—Priority of Payments” below].  Notwithstanding the foregoing, the failure to redeem the Notes by the Anticipated Redemption Date will not constitute an Event of Default (unless an Optional Redemption has been exercised by the Trust by such date and the Trust fails to pay the Outstanding principal amount, Make-Whole Payments or Additional Interest Amounts on the Notes on the related redemption date).

[No Make-Whole Payment will be payable in connection with any Optional Redemption of the Notes on or after [[____], 20[_]][the Payment Date occurring [three (3) months] prior to the Anticipated Redemption Date].]

Any Optional Redemption of the Notes on or prior to the Anticipated Redemption Date must satisfy the requirements for redemption set forth under “—Earliest Redemption Date; Optional Redemption of the Notes” above.

[Make-Whole Payments28

[A Make-Whole Payment will be due in connection with any Optional Redemption of the Notes on any date on or after the Earliest Redemption Date but prior to [[____], 20[_]][the Payment Date occurring [three (3) months] prior to the Anticipated Redemption Date].  No Make-Whole Payment will be payable in connection with any Optional Redemption of the Notes on or after [[___], 20[_]][the Payment Date occurring [three (3) months] prior to the Anticipated Redemption Date].  [The failure to pay any Make-Whole Payments due on the Final Maturity Date or, if the Certificateholders have directed the Trust to exercise an Optional Redemption, on the applicable redemption date will constitute an Event of Default with respect to Series [_]-[_] and all amounts payable on the Notes may be declared immediately due and payable.]

[The Make-Whole Payment for the Class A-1b Notes may change if One-Month LIBOR is replaced by another Benchmark following a Benchmark Transition Event as described under “—Payments of Interest—Floating Rate Benchmark; Benchmark Transition Event” above.]]

Priority of Payments

On each Payment Date, the Servicer will instruct the Paying Agent to use Series [_]-[_] Available Funds to make payments and deposits in the order of priority listed below and pro rata within each priority, based on the respective amounts due.  This priority will apply unless the Notes are accelerated after an Event of Default:29

(1)
(A) to the Master Collateral Agent, the Owner Trustee and the Asset Representations Reviewer, the Series [_]-[_] Group Allocated Percentage of all amounts due, including (x) fees due to such parties (other than any fees payable in connection with an Asset Representations Review), and (y) expenses and indemnities due to such parties, up to a maximum aggregate

[28]	A transaction may or may not require Make-Whole Payments.

[29]
The number of classes of notes and payment priorities are for illustrative purposes only.  In a particular transaction the number of classes and payment priorities of any class of notes and the different transaction parties may differ.

amount, in the case of clause (y), of $[_] per year, (B) to the Asset Representations Reviewer, the Series [_]-[_] Allocation Percentage of any fees payable in connection with an Asset Representations Review and (C) to the Indenture Trustee [and the Letter of Credit Provider] all amounts due, including (x) fees due to such parties and (y) expenses and indemnities due to such parties, up to a maximum aggregate amount, in the case of clause (y), of $[_] per year; provided, that after the occurrence of an Event of Default (other than an Event of Default described in clause (iii) of the definition thereof), the caps on expenses and indemnities in this clause (1) will not apply,

(2)
to the Servicer, the Series [_]-[_] Allocation Percentage of the Servicing Fee, and to any successor servicer, the Series [_]-[_] Group Allocated Percentage of a one-time successor servicer engagement fee of $[_], payable on the first Payment Date following its assumption of duties as successor servicer,

(3)
[pro rata, based on the aggregate Note Balance of the Class A Notes and the amount of any payment due and payable by the Trust to the Swap Counterparty under this clause (3): (i)] to the Noteholders of the Class A-1[a] Notes, [Class A-1b Notes,] Class A-2 Notes and Class A-3 Notes, the aggregate amount of interest due on the Class A Notes, distributed pro rata based on the amount of interest due to the Class A-1[a] Notes, [Class A-1b Notes,] Class A-2 Notes and Class A-3 Notes[, (ii) to the Swap Counterparty, the amount of any swap termination payment due under the Swap Agreement due to a swap termination resulting from a payment default by the Trust or the insolvency of the Trust; provided, that if any amounts allocable to the Class A Notes are not needed to pay the Noteholders of the Class A Notes any interest as of that Payment Date, those amounts will be applied to pay the portion, if any, of any swap termination payment under this clause (ii) remaining unpaid, and (iii) to the Swap Counterparty, the amount of interest at [_]% under the Swap Agreement],

(4)
(a) during the Revolving Period, for deposit to the Principal Funding Account and (b) during the Amortization Period, to the Noteholders, sequentially by class, in the order set forth under “—Payments of Principal” above, in either case, principal in an amount equal to the First Priority Principal Payment, if any,

(5)	to the Noteholders of the Class B Notes, interest due on the Class B Notes,

(6)
(a) during the Revolving Period, for deposit to the Principal Funding Account and (b) during the Amortization Period, to the Noteholders, sequentially by class, in the order set forth under “—Payments of Principal” above, in either case, principal in an amount equal to the Second Priority Principal Payment, if any,

(7)	to the Noteholders of the Class C Notes, interest due on the Class C Notes,

(8)
(a) during the Revolving Period, for deposit to the Principal Funding Account and (b) during the Amortization Period, to the Noteholders, sequentially by class, in the order set forth under “—Payments of Principal” above, in either case, principal in an amount equal to the Third Priority Principal Payment, if any,

(9)	to the Noteholders of the Class D Notes, interest due on the Class D Notes,

(10)
(a) during the Revolving Period, for deposit to the Principal Funding Account and (b) during the Amortization Period, to the Noteholders, sequentially by class, in the order set forth under “—Payments of Principal” above, in either case, principal in an amount equal to the Fourth Priority Principal Payment, if any,

(11)	to the Noteholders of the Class E Notes, interest due on the Class E Notes,

(12)
(a) during the Revolving Period, for deposit to the Principal Funding Account and (b) during the Amortization Period, to the Noteholders, sequentially by class, in the order set forth under “—Payments of Principal” above, in either case, principal in an amount equal to the Fifth Priority Principal Payment, if any,

(13)
[(i) first, to the Letter of Credit Provider, the amount, if any, necessary to cause the amount available under the Letter of Credit to equal the amount available under the Letter of Credit on the date of issuance together with interest accrued on the amount drawn on the Letter of Credit] and (2) second,] to the Reserve Account, the amount, if any, necessary to cause the amount in the Reserve Account to equal the Required Reserve Amount [less the amount available under the Letter of Credit],

(14)
(a) during the Revolving Period, for deposit to the Principal Funding Account and (b) during the Amortization Period, to the Noteholders, sequentially by class, in the order set forth under “—Payments of Principal” above, in either case, principal in an amount equal to the Regular Priority Principal Payment, if any,

(15)	to any successor servicer, the product of the Series [_]-[_] Group Allocated Percentage and the excess, if any, of $[_] over the Servicing Fee,

[(16)
to the Noteholders, any accrued and unpaid Additional Interest Amounts due on the Notes, payable sequentially by class [(with any Additional Interest Amounts applied to the Class A Notes allocated to the Class A-1[a] Notes, [Class A-1b Notes,] Class A-2 Notes and Class A-3 Notes, pro rata, based on the Additional Interest Amount due to each of the Class A-1[a] Notes, [Class A-1b Notes,] Class A-2 Notes and Class A-3 Notes)], in the order set forth under “—Payments of Interest” above,]

[(17)
to the Noteholders, any Make-Whole Payments due on the Notes, payable sequentially by class [(with any Make-Whole Payments applied to the Class A-1 Notes allocated to the Class A-1a Notes and Class A-1b Notes, pro rata, based on the Make-Whole Payment due to each of the Class A-1a Notes and Class A-1b Notes)], in the order set forth under “—Payments of Principal” above,]

(18)
(A) to the Indenture Trustee[, the Letter of Credit Provider] [and][,] [and the Swap Counterparty], all remaining amounts due but not paid under priority (1) [or (3) including, in the case of the Swap Counterparty, any unpaid amounts due to a swap termination resulting from a payment default by the Trust or the insolvency of the Trust], (B) to the Master Collateral Agent, the Owner Trustee and the Asset Representations Reviewer, the Series [_]-[_] Group Allocated Percentage of all remaining amounts (other than any fees payable in connection with an Asset Representations Review) due to the extent not paid under priority (1) above, (C) to the Asset Representations Reviewer, the Series [_]-[_] Allocation Percentage of any remaining fees payable in connection with an Asset Representations Review due to the extent not paid under priority (1) above and (D) to the Administrator, reimbursement of fees and expenses of the Master Collateral Agent, the Indenture Trustee, the Owner Trustee[, the Letter of Credit Provider] and the Asset Representations Reviewer paid by the Administrator on behalf of the Trust pursuant to the Administration Agreement,

(19)	to any other parties as the Administrator has identified, any remaining expenses of the Trust, up to the Series [_]-[_] Group Allocated Percentage of such amounts,

[(20)	To be added if notes are part of a sharing series: Sharing Series Payments – for deposit as available funds for each other sharing series in sharing group [_], an amount equal to [_],] and

(21)	to the [Certificateholders][Class R Interest], all remaining Series [_]-[_] Available Funds.

In the event that any First Priority Principal Payment, Second Priority Principal Payment, Third Priority Principal Payment, Fourth Priority Principal Payment, Fifth Priority Principal Payment or Regular Priority Principal Payment is required to be made on any Payment Date prior to the beginning of the Amortization Period pursuant to clauses (4), (6), (8), (10), (12) or (14) above, such amounts will be deposited pursuant to such clauses on such Payment Date into the Principal Funding Account, to the extent of Series [_]-[_] Available Funds.  Amounts, if any, on deposit in the Principal Funding Account shall remain on deposit therein, except to be applied as follows:

•
in the event that, immediately following distributions on any Payment Date (a) the Revolving Period is in effect and (b) the Series [_]-[_] Allocated Pool Balance exceeds the Adjusted Series Invested Amount for Series [_]-[_], the amount of such excess (to the extent on deposit in the Principal Funding Account) will be withdrawn from the Principal Funding Account and remitted to the Distribution Account on the immediately succeeding Payment Date to be included as Series [_]-[_] Available Funds on such immediately succeeding Payment Date,

•	in connection with any Optional Redemption, amounts on deposit in the Principal Funding Account may be withdrawn and applied to pay any amounts due in connection therewith, or

•
in the event that the Amortization Period is in effect immediately following distributions made on any Payment Date, amounts on deposit in the Principal Funding Account will be paid to the Noteholders on such Payment Date, sequentially by class, in the order set forth under “—Payments of Principal” above, until the aggregate Note Balance of the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes is reduced to zero.

If Series [_]-[_] Available Funds are insufficient to cover all amounts payable under priorities (1) through ([12]), the Servicer will direct the Paying Agent to withdraw the amount of the shortfall [first,] from the Reserve Account to the extent available [and second, draw on the Letter of Credit for the amount of any remaining shortfall] and distribute such amounts pursuant to such priorities.

If Series [_]-[_] Available Funds to be used under priorities [(4), (6), (8), (10), (12) and (14)], together with the amount in the Reserve Account [plus] [the amount available under the Letter of Credit], on any Payment Date during the Amortization Period are sufficient to pay the Notes in full, the amount in the Reserve Account [plus] [the amount available under the Letter of Credit] will be used to pay the Notes in full.

See the “Transaction Payments Diagram” for a diagram that shows how payments from Series [_]-[_] Available Funds are made on each Payment Date.  The priority of payments shown in the diagram will not apply if the Notes are accelerated after an Event of Default.

Post-Acceleration Priority of Payments

If the Notes are accelerated after an Event of Default, on each Payment Date, the Servicer will instruct the Paying Agent to use all Series [_]-[_] Available Funds[,] [and] all amounts (other than any investment earnings), if any, in the Reserve Account [and any amounts drawn on the Letter of Credit on that Payment Date] to make payments in the order of priority listed below and pro rata within each priority based on the respective amounts due:30

(1)
(A) to the Indenture Trustee [and the Letter of Credit Provider], all amounts due to such parties, including fees, expenses and indemnities, (B) to the Master Collateral Agent, the Owner Trustee and the Asset Representations Reviewer, the Series [_]-[_] Group Allocated

[30]
The number of classes of notes and payment priorities are for illustrative purposes only.  In a particular transaction the number of classes and payment priorities of any class of notes and the different transaction parties may differ.

Percentage of all amounts due to such parties, including fees (other than any fees payable in connection with an Asset Representations Review), expenses and indemnities and (C) to the Asset Representations Reviewer, the Series [_]-[_] Allocation Percentage of any fees payable to the Asset Representations Reviewer in connection with an Asset Representations Review,

(2)
to the Servicer, the Series [_]-[_] Allocation Percentage of all unpaid Servicing Fees, and to any successor servicer, the Series [_]-[_] Group Allocated Percentage of a one-time successor servicer engagement fee of $[_], payable on the first Payment Date following its assumption of duties as successor servicer,

(3)
[pro rata, based on the aggregate Note Balance of the Class A Notes and the amount of any payment due and payable by the Trust to the Swap Counterparty under this clause (3): (i)] to the Noteholders of the Class A-1[a] Notes, [Class A-1b Notes,] Class A-2 Notes and Class A-3 Notes, [the aggregate amount of] interest due on the Class A Notes[, distributed pro rata based on the amount of interest due to the Class A-1[a] Notes, [Class A-1b Notes,] Class A-2 Notes and Class A-3 Notes][, (ii) to the Swap Counterparty, the amount of any payment due under the Swap Agreement due to a swap termination resulting from a payment default by the Trust or the insolvency of the Trust; provided, that if any amounts allocable to the Class A Notes are not needed to pay the Noteholders of the Class A Notes any interest as of that Payment Date, those amounts will be applied to pay the portion, if any, of any payment under this clause (ii) remaining unpaid, and (iii) to the Swap Counterparty, the amount of interest at [____]% under the Swap Agreement],

(4)
to the Noteholders of the Class A-1[[a] Notes and Class A-1b Notes], principal of the Class A-1[[a] Notes and Class A-1b] Notes, [pro rata, based on the Note Balance of the Class A-1a Notes and Class A-1b Notes on that Payment Date, before giving effect to any payments made on that date,] until [each class of Notes is] paid in full,

(5)
to the Noteholders of the Class A-2 Notes and Class A-3 Notes, principal of the Class A-2 Notes and Class A-3 Notes, pro rata, based on the Note Balance of the Class A-2 Notes and Class A-3 Notes on that Payment Date, before giving effect to any payments made on that date, until each class of Notes is paid in full,

(6)	to the Noteholders of the Class B Notes, interest due on the Class B Notes,

(7)	to the Noteholders of the Class B Notes, principal of the Class B Notes until paid in full,

(8)	to the Noteholders of the Class C Notes, interest due on the Class C Notes,

(9)	to the Noteholders of the Class C Notes, principal of the Class C Notes until paid in full,

(10)	to the Noteholders of the Class D Notes, interest due on the Class D Notes,

(11)	to the Noteholders of the Class D Notes, principal of the Class D Notes until paid in full,

(12)	to the Noteholders of the Class E Notes, interest due on the Class E Notes,

(13)	to the Noteholders of the Class E Notes, principal of the Class E Notes until paid in full,

(14)	to any successor servicer, the Series [_]-[_] Group Allocated Percentage of the excess, if any, of $[_] over the Servicing Fee,

[(15)
to the Noteholders, any accrued and unpaid Additional Interest Amounts due on the Notes, payable sequentially by class [(with any Additional Interest Amounts applied to the Class A Notes allocated to the Class A-1[a] Notes, [Class A-1b Notes,] Class A-2 Notes and Class A-

3 Notes, pro rata, based on the Additional Interest Amount due to each of the Class A-1[a] Notes, [Class A-1b Notes,] Class A-2 Notes and Class A-3 Notes)], in the order set forth under “—Payments of Interest” above,]

[(16)
to the Noteholders, any Make-Whole Payments due on the Notes, payable sequentially by class [(with any Make-Whole Payments applied to the Class A-1 Notes allocated to the Class A-1a Notes and Class A-1b Notes, pro rata, based on the Make-Whole Payment due to each of the Class A-1a Notes and Class A-1b Notes)], in the order set forth under “—Payments of Principal” above,]

[(17)	to the Swap Counterparty, the amount of any payment due under the Swap Agreement due to a swap termination due to it and not paid under clause (3) above;]

(18)	to any other parties as the Administrator has identified, any remaining expenses of the Trust, up to the Series [_]-[_] Group Allocated Percentage of such amounts, and

(19)	to the [Certificateholders][Class R Interest], all remaining Series [_]-[_] Available Funds.

For a more detailed description of Events of Default and the rights of the Noteholders following an Event of Default, you should read “—Events of Default” below.

[Sharing Series

Series [_]-[_] will be designated as a sharing series in sharing group [_].  As a sharing series, Series [_]-[_] will be entitled in certain situations to share in excess collections from other sharing series.]

Controlling Class; Voting Rights

Holders of Notes of the Controlling Class will control some decisions on behalf of Series [_]-[_] as described herein.  Holders of Notes that are not part of the Controlling Class will not have these rights.  The Controlling Class will be the Class A Notes, voting together as a single class, as long as any Class A Notes are Outstanding.  After the Class A Notes are paid in full, the most senior class of Notes Outstanding will be the Controlling Class.

In the event that certain votes or directions may occur or be given under the Master Collateral Agreement by a specified percentage of Group [_] Creditors, the Controlling Class will direct the Indenture Trustee, as Group [_] Creditor Representative for Series [_]-[_], as to how it should vote or direct such matters; provided that if any vote or direction under the Master Collateral Agreement requires the consent or direction of Creditor Representatives representing all Credit Extensions, or Group [_] Creditor Representatives representing all Group [_] Credit Extensions, the Indenture Trustee, as Creditor Representative for Series [_]-[_], will only vote or give such direction in accordance with the direction of 100% of the Noteholders.31  Any such vote or direction by the Indenture Trustee, as Creditor Representative for Series [_]-[_], at the direction of the Controlling Class, will be made on behalf of all Noteholders, notwithstanding that such action was taken solely at the direction of the Controlling Class.

Events of Default

If an Event of Default occurs because of bankruptcy or dissolution of the Trust, the Notes will be accelerated and declared due and payable automatically.  If an Event of Default (other than an Event of Default caused by the bankruptcy or dissolution of the Trust) occurs, the Indenture Trustee or the holders of a majority of the Note Balance of the Controlling Class may accelerate the Notes and declare the Notes to be immediately due and payable.  If an Event of Default has occurred and is continuing, the Revolving

[31]
The voting rights of Creditors of any Series may be different from the voting rights of Creditors of any other Series.  A description of the voting rights for the Creditors of a Series will be disclosed in the prospectus related to that Series.

Period will end and the Amortization Period will begin.  The Trust must notify the Master Collateral Agent, each Group [_] Creditor Representative (including the Indenture Trustee) and the rating agencies rating any Group [_] Credit Extensions no more than [five (5)] Business Days after a responsible person of the Trust obtains knowledge of an Event of Default.  If an officer in the corporate trust office of the Indenture Trustee having direct responsibility for the administration of the Series Related Documents for Series [_]-[_] has actual knowledge of an Event of Default, it must notify the Noteholders within [five (5)] Business Days.

If an Event of Default occurs, such Event of Default will also occur with respect to each other Group [_] Series, though the Creditors of each Group [_] Series may make independent determinations as to whether to exercise remedies following such Event of Default, including whether to declare the related Credit Extensions to be due and payable; provided, however, after the occurrence of an Event of Default, the Master Collateral Agent may only sell the Receivables and other assets of the Trust designated to Group [_] upon the satisfaction of the conditions set forth below under “—Remedies Following Event of Default.”  The Credit Extensions related to other Groups may have the same or different events of default as the Events of Default, and the Group [_] Creditors will have no right to vote or direct the Master Collateral Agent in connection with the exercise of remedies upon the occurrence any event of default for any Group other than an Event of Default.

Acceleration of the Notes.  If an Event of Default occurs because of bankruptcy or dissolution of the Trust, the Notes will be accelerated and declared due and payable automatically. If an Event of Default (other than an Event of Default caused by the bankruptcy or dissolution of the Trust) occurs, the Indenture Trustee or the holders of a majority of the Note Balance of the Controlling Class may accelerate the Notes and declare the Notes to be immediately due and payable.  The Indenture Trustee will notify the Master Collateral Agent of any declaration of acceleration of the Notes.  The holders of a majority of the Note Balance of the Controlling Class may rescind any declaration of acceleration of the Notes if:

•	notice of the rescission is given before a judgment for payment of the amount due is obtained by the Indenture Trustee or the Master Collateral Agent,

•
the Trust has deposited with the Indenture Trustee an amount sufficient to make all payments of interest, principal and any other amounts due on the Notes (other than amounts due only because of the acceleration of the Notes) and all other outstanding fees and expenses of the Trust in respect of Series [_]-[_], and

•
all Events of Default (other than the nonpayment of amounts due only because of the acceleration of the Notes) are cured or waived by the holders of a majority of the Note Balance of the Controlling Class.

The holders of a majority of the Note Balance of the Controlling Class may direct the Indenture Trustee, as Creditor Representative for Series [_]-[_], as to all matters on which Group [_] Creditor Representatives may vote or direct the Master Collateral Agent under the Master Collateral Agreement, and any such vote or direction by the Indenture Trustee as Creditor Representative for Series [_]-[_], taken at the direction of a majority of the Note Balance of the Controlling Class, will be deemed to have been given on behalf of all Noteholders.  The holders of a majority of the Note Balance of the Controlling Class may waive any Event of Default on behalf of Series [_]-[_] and its consequences except an Event of Default in the payment of principal of or interest [or Make-Whole Payments or Additional Interest Amounts] on any of the Notes (other than an Event of Default relating to failure to pay principal due only because of the acceleration of the Notes), or in respect of a covenant or provision of the Master Collateral Agreement or the Indenture that cannot be amended, supplemented or modified without the consent of all Noteholders.

Remedies Following Event of Default.  If the Notes have been accelerated and the acceleration has not been rescinded, the Indenture Trustee may, and at the direction of the holders of a majority of the Note Balance of the Controlling Class, must, do one or more of the following:

•	file a lawsuit for the collection of the Notes and enforce any judgment obtained,

•	take any other appropriate action to protect and enforce the rights and remedies of the Indenture Trustee and the Noteholders, or

•	vote as a Group [_] Creditor Representative to cause the Trust to sell the Receivables and other assets of the Trust designated to Group [_].

The Master Collateral Agent will not have the authority to, and will not, exercise any remedies upon the occurrence of an Event of Default unless directed in writing by the relevant Group [_] Creditor Representatives in accordance with the terms of the Master Collateral Agreement, and provided further that the Master Collateral Agent will not have the authority to, and will not, cause the Trust to sell the Receivables and other assets of the Trust designated to Group [_] unless directed to do so by the Majority Group [_] Creditor Representatives and:

a. if the Event of Default is described in clauses (i) - (iii) of the definition thereof:

(A) Group [_] Creditor Representatives representing Group [_] Creditors holding not less than one hundred percent (100%) of the aggregate principal amount of the Group [_] Credit Extensions of each Group [_] Series consent to the sale; or

(B) the proceeds of the sale are expected to be sufficient to pay in full all amounts owed by the Trust to the Group [_] Creditors, any Group [_] Creditor Representative and the other parties to the transaction documents payable from Group [_] Available Funds, including all principal of and accrued interest and any other amounts, including any make-whole payments and additional interest amounts, on the Group [_] Credit Extensions; or

b. if the Event of Default is described in clause (iv) of the definition thereof:

(A) Group [_] Creditor Representatives representing Group [_] Creditors holding not less than one hundred percent (100%) of the aggregate principal amount of the Group [_] Credit Extensions of each Group [_] Series consent to the sale; or

(B) the proceeds of the sale are expected to be sufficient to pay in full all amounts owed by the Trust to the Group [_] Creditors, any Group [_] Creditor Representative and the other parties to the transaction documents payable from Group [_] Available Funds, including all principal of and accrued interest and any other amounts, including any make-whole payments and additional interest amounts, on the Group [_] Credit Extensions; or

(C) (1) the Receivables and any other assets of the Trust designated to Group [_] are not expected to provide sufficient money for the payment of all amounts owed by the Trust to the Group [_] Creditors, any Group [_] Creditor Representative and the other parties to the transaction documents payable from Group [_] Available Funds, as those payments would have become due if the Group [_] Credit Extensions had not been accelerated, including all principal of and accrued interest and any other amounts, including any make-whole payments and additional interest amounts on the Group [_] Credit Extensions, and (2) the Majority Group [_] Creditor Representatives consent to the sale.

In determining whether the condition in clause (a)(B), (b)(B) or (b)(C)(1) above has been satisfied, the Master Collateral Agent at the expense of the Trust, may obtain, and conclusively rely on an opinion of a nationally-recognized independent investment banking firm or firm of certified public accountants on the expected proceeds or on the sufficiency of the Receivables and any other assets of the Trust designated to Group [_] for that purpose and the feasibility of such proposed action.  If an Event of Default has occurred and the Master Collateral Agent has been directed to cause the Trust to sell the Receivables and other assets of the Trust designated to Group [_] in accordance with the foregoing, the Credit Extensions of all Group [_] Series will be deemed to have been accelerated and declared due and payable, notwithstanding that the Creditors of any Group [_] Series may have directed the related Group [_] Creditor Representative to waive such Event of Default or vote against any such sale of the Receivables and other assets of the Trust designated to Group [_].

Payments Following Acceleration and Any Sale of the Receivables.  Following an acceleration of the Notes, any Series [_]-[_] Available Funds will be paid according to the post-acceleration priority of payments described under “—Post Acceleration Priority of Payments” above.

Standard of Care of the Indenture Trustee Following an Event of Default.  As required by the Trust Indenture Act, if an Event of Default has occurred and is continuing, the Indenture Trustee must exercise its rights and powers under the Indenture using the same degree of care and skill that a prudent person would use under the circumstances in conducting his or her own affairs.  The holders of a majority of the Note Balance of the Controlling Class generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee following an Event of Default and acceleration of the Notes.

Limitation on Suits by Noteholders.  Except as provided in the following paragraph, no Noteholder will have the right to begin any legal proceeding for any remedy under the Indenture unless all of the following have occurred:

•	the Noteholder has given notice to the Indenture Trustee of a continuing Event of Default,

•	the holders of at least 25% of the Note Balance of the Controlling Class have requested the Indenture Trustee to begin the legal proceeding,

•	the requesting Noteholders have offered reasonable indemnity satisfactory to the Indenture Trustee against any liabilities that the Indenture Trustee may incur in complying with the request,

•	the Indenture Trustee has failed to begin the legal proceeding within sixty (60) days after its receipt of the foregoing notice, request and offer of indemnity, and

•	the holders of a majority of the Note Balance of the Controlling Class have not given the Indenture Trustee any inconsistent direction during the 60-day period.

A Noteholder, however, has the absolute right to begin at any time a proceeding to enforce its right to receive all amounts of principal and interest due and owing to it under its Note, and that right may not be impaired without the consent of the Noteholder.

The Indenture Trustee and the Noteholders will agree not to begin a bankruptcy proceeding against the Trust.

Notes Owned by Transaction Parties

Notes owned by the Depositor, the Servicer or any of their affiliates will not be included for purposes of determining whether a required percentage of any class of Notes has taken any action under the Indenture or any other transaction document.

List of Noteholders

A Noteholder may communicate with the Indenture Trustee or the Master Collateral Agent and provide notices and make requests and demands and give directions to the Indenture Trustee or the Master Collateral Agent, as applicable, as permitted by the transaction documents through the procedures of DTC and by notice to the Indenture Trustee or the Master Collateral Agent, as applicable.

Any group of three or more Noteholders may request a list of all Noteholders maintained by the Indenture Trustee for the purpose of communicating with other Noteholders about their rights under the Indenture or under the Notes.  Any request must be accompanied by a copy of the communication that the requesting Noteholders propose to send.

Noteholder Communications

A Noteholder of a Verified Note Owner may send a written request to the Trust (or the Administrator, on behalf of the Trust) stating that the Noteholder or Verified Note Owner is interested in communicating with noteholders and note owners of other Publicly Registered Credit Extensions about the possible exercise of rights under the transaction documents. The Administrator has agreed in the Administration Agreement to include in the Form 10-D for any Collection Period any written request received by the Administrator during that Collection Period from a Noteholder or a Verified Note Owner to communicate with noteholders and note owners of other Publicly Registered Credit Extensions regarding exercising their rights under the transaction documents.

Upon receipt of a request for communication, the Administrator will include in the Form 10-D for the relevant Collection Period the following information:

•	a statement that the Trust received a communication request,

•	the name of the requesting Noteholder or Verified Note Owner,

•	the date the request was received,

•
a statement that the Administrator has received the request from that Noteholder or Verified Note Owner that it is interested in communicating with noteholders and note owners of other Publicly Registered Credit Extensions about the possible exercise of rights under the transaction documents, and

•	a description of the method by which noteholders and note owners of other Publicly Registered Credit Extensions may contact the requesting Noteholder or Verified Note Owner.

The Administrator is not required to include any additional information in the Form 10-D, and is required to disclose a Noteholder’s or Verified Note Owner’s request only where the communication relates to the exercise by a Noteholder or a Verified Note Owner of its rights under the transaction documents.  The expenses of administering the foregoing investor communication provisions will be the responsibility of the Administrator, which will be compensated by the Servicer from the Servicing Fee.

Satisfaction and Discharge of Indenture

The Indenture will not be discharged until:

•	the Indenture Trustee has received all Notes for cancellation or, with some limitations, funds sufficient to pay all Notes in full,

•	the Trust has paid all other amounts payable by it in respect of Series [_]-[_] under the transaction documents, and

•	the Trust has delivered an officer’s certificate and a legal opinion to the Indenture Trustee each stating that all conditions to the satisfaction and discharge of the Indenture have been satisfied.

Amendments to Master Collateral Agreement

The Master Collateral Agreement may be amended by the Trust and the Master Collateral Agent, without the consent of any Creditor Representatives or Creditors, for any of the following purposes:

•
to correct or expand the description of any property at any time subject to the lien of the Master Collateral Agreement, or better to assure, convey and confirm to the Master Collateral Agent a lien on any property subject or required to be subjected to the lien of the Master Collateral Agreement, or to subject additional property to the lien of the Master Collateral Agreement;

•	to evidence the succession of any other Person to the Trust, and the assumption by the successor of the obligations of the Trust in the Master Collateral Agreement and in the Credit Extensions;

•	to add to the covenants of the Trust, for the benefit of the Creditors, or to surrender any right or power given to the Trust under the Master Collateral Agreement;

•	to convey, transfer, assign, mortgage or pledge any property to or with the Master Collateral Agent for the benefit of the Creditors;

•
to cure any ambiguity, to correct an error or to correct or supplement any provision of the Master Collateral Agreement that may be defective or inconsistent with the other terms of the Master Collateral Agreement;

•
to evidence the acceptance of the appointment under the Master Collateral Agreement of a successor master collateral agent and to add to or change the Master Collateral Agreement as necessary to facilitate the administration of the trusts under the Master Collateral Agreement by more than one master collateral agent;

•	to correct any manifest error in the terms of the Master Collateral Agreement as compared to the terms expressly set forth in any offering document for any Credit Extensions;

•	to provide for the designation under the Master Collateral Agreement of one or more Groups; or

•	to provide for the designation under the Master Collateral Agreement of Series backed by the Trust DPPAs designated to one or more Groups.

The Trust and the Master Collateral Agent may, also without the consent of any Creditor Representatives or Creditors, enter into an amendment or amendments to the Master Collateral Agreement for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Master Collateral Agreement or modifying in any manner the rights of the Creditors or Creditor Representatives under the Master Collateral Agreement if (A) the Trust or the Administrator shall have delivered to the Master Collateral Agent and each Creditor Representative an officer’s certificate, dated the date of any such action, stating that the Trust or the Administrator, as applicable, reasonably believes that such action will not have a material adverse effect on the interest of any Creditor or (B) the Rating Agency Condition has been satisfied for all Credit Extensions then rated by a rating agency. Additionally, notwithstanding the preceding sentence, the Trust and the Master Collateral Agent, may, without the consent of any Creditor Representatives or Creditors, enter into an amendment or amendments to the Master Collateral Agreement to add, modify or eliminate such provisions as may be necessary or advisable to avoid the imposition of state or local income or franchise taxes imposed on the Trust’s property or its income if the Trust or the Administrator deliver to the Master Collateral Agent and each Creditor Representative an officer’s certificate to the effect that the proposed action meets the requirements set forth in the Master Collateral Agreement.

The Trust and the Master Collateral Agent, with the consent of the Majority Trust Creditor Representatives of each Group adversely affected thereby, may, with prior written notice to the rating agencies (if any Credit Extensions of an affected Group are then rated by a rating agency), enter into an amendment or amendments to the Master Collateral Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Master Collateral Agreement or of modifying in any manner the rights of the Creditors or the Creditor Representatives under the Master Collateral Agreement.

No amendment to the Master Collateral Agreement, without the consent of each Creditor Representative representing each Series in each Group adversely affected by the amendment, shall:

•	modify the percentage of the amount of “Credit Exposure” required for any action;

•	modify or alter the definition in the Master Collateral Agreement of “Outstanding” or “Credit Exposure;”

•
permit the creation of any lien ranking prior or equal to the lien of the Master Collateral Agreement on the Trust assets designated to such Group, other than permitted liens, or, except as permitted by the Master Collateral Agreement, the other transaction documents and each other Series Related Document, release the lien of the Master Collateral Agreement on the Trust assets designated to the applicable Group;

•	impair the right to institute suit for the enforcement of payment as provided by the Master Collateral Agreement;

•	modify (i) the definition of “Event of Default” or “Eligible Receivable” or (ii) any other definition in the Master Collateral Agreement that is defined by reference the applicable Series; or

•	result (solely by virtue of such amendment) in a reduction of the Series Allocation Percentage for any Series.

Any Creditor Representative consenting to any amendment will be deemed to agree that the amendment does not have a material adverse effect on it or on the related Creditors.  For any amendment, the Trust will be required to deliver to the Master Collateral Agent an opinion of counsel stating that the amendment is authorized and permitted by the Master Collateral Agreement and the other transaction documents and that all conditions precedent to the amendment have been satisfied.

Amendments to Indenture

The Indenture may be amended by the Trust and the Indenture Trustee, without the consent of any Noteholders, for any of the following purposes:

•
to correct or expand the description of any property at any time subject to the lien of the Indenture, or better to assure, convey and confirm to the Indenture Trustee a lien on any property subject or required to be subjected to the lien of the Indenture, or to subject additional property to the lien of the Indenture;

•	to evidence the succession of any other Person to the Trust, and the assumption by the successor of the obligations of the Trust in the Indenture and in the Notes;

•	to add to the covenants of the Trust, for the benefit of the Noteholders, or to surrender a right or power given to the Trust in the Indenture;

•	to convey, transfer, assign, mortgage or pledge any property to or with the Indenture Trustee for the benefit of the Noteholders;

•	to cure any ambiguity, to correct an error or to correct or supplement any provision of the Indenture that may be defective or inconsistent with the other terms of the Indenture;

•
to evidence the acceptance of the appointment under the Indenture of a successor trustee and to add to or change the Indenture as necessary to facilitate the administration of the trusts under the Indenture by more than one trustee;

•	to correct any manifest error in the terms of the Indenture as compared to the terms expressly set forth in this prospectus; or

•
to modify, eliminate or add to the terms of the Indenture to effect the qualification of the Indenture under the Trust Indenture Act and to add to the Indenture any other terms required by the Trust Indenture Act.

 [In addition, the Administrator may amend the Indenture for the purpose of making Benchmark Replacement Conforming Changes, without the consent of any Noteholders, any party to the Indenture or any other Person.]

The Trust and the Indenture Trustee may, also without the consent of any Noteholders, enter into an amendment or amendments to the Indenture for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indenture or modifying in any manner the rights of the Noteholders under the Indenture if (A) the Administrator shall have delivered to the Indenture Trustee an officer’s certificate, dated the date of any such action, stating that the Administrator reasonably believes that such action will not have a material adverse effect on the Notes or (B) the Rating Agency Condition has been satisfied with respect to the Notes.

The Trust and the Indenture Trustee, with the consent of the Noteholders of a majority of the Note Balance of the Controlling Class, may, with prior written notice to the rating agencies rating the Notes, enter into an amendment or amendments to the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the Noteholders under the Indenture.

No amendment to the Indenture, without the consent of each Noteholder of each Outstanding Note adversely affected by the amendment, shall:

•	change the Final Maturity Date on any Notes or the principal amount of or interest rate [or Make-Whole Payments or Additional Interest Amounts] on any Note;

•	modify the percentage of Note Balance of the Notes or the Controlling Class that are required for any action;

•	modify or alter the definition of “Controlling Class;”

•
permit the creation of any lien ranking prior or equal to the lien of the Indenture on the assets specifically designated for Series [_]-[_], other than permitted liens, or, except as permitted by the Indenture, the other transaction documents and each other Series Related Document, release the lien of the Indenture on such assets; or

•	impair the right of the Noteholders to begin suits to enforce the Indenture.

In addition, unless (i) the Rating Agency Condition has been satisfied for all Group [_] Credit Extensions then rated by a rating agency or (ii) each Group [_] Creditor of each Group [_] Credit Extension adversely affected thereby consents, no amendment to the Indenture may result (solely by virtue of such amendment) in an increase in the Series Allocation Percentage for Series [_]-[_].

Any Noteholder consenting to any amendment will be deemed to agree that the amendment does not have a material adverse effect on it.  For any amendment, the Trust will be required to deliver to the Indenture Trustee and the Owner Trustee an opinion of counsel stating that the amendment is authorized and permitted by the Indenture and that all conditions precedent to the amendment have been satisfied.

Equity Interest

The equity interest in the Trust will be represented by the Certificates.  The Depositor and the True-up Trust will be the initial Certificateholders.  The Certificateholders will be entitled to (i) distributions of the Transferor’s Allocation on each Payment Date [(ii) any Series [_]-[_] Available Funds not needed on any Payment Date to make payments on the Notes, or to make any other required payments or deposits according to the priority of payments described under “—Priority of Payments” above,] (iii) any collections on or proceeds of any Trust DPPAs allocated to any other Series not needed to make payments on the related Credit Extensions, or to make any other required payments or deposits according to the priority of payments for such Series and (iv) investment earnings on amounts held in the Collection Account or any Series Bank Accounts.

Book-Entry Registration

The Notes will be available only in book-entry form except in the limited circumstances described under “—Definitive Securities” below.  All Notes will be held in book-entry form by DTC in the name of Cede & Co., as nominee of DTC.  Investors’ interests in the Notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC.  Investors may hold their Notes through DTC, Clearstream or Euroclear, which will hold positions on behalf of their customers or participants through their depositories, which in turn will hold positions in accounts as DTC participants.  The Notes will be traded as home market instruments in both the U.S. domestic and European markets.  Initial settlement and all secondary trades will settle in same-day funds.

Noteholders who hold their Notes through DTC will follow the settlement practices for U.S. corporate debt obligations.  Investors who hold global Notes through Clearstream or Euroclear accounts will follow the settlement procedures for conventional eurobonds, except that there will be no temporary global Notes and no “lock-up” or restricted period.

Actions of Noteholders under the Indenture will be taken by DTC on instructions from its participants and all payments, notices, reports and statements to be delivered to Noteholders will be delivered to DTC or its nominee as the registered holder of the book-entry Notes for distribution to holders of book-entry Notes according to DTC’s rules and procedures.

Prospective Noteholders should review the rules and procedures of DTC, Clearstream and Euroclear for clearing, settlement, payments and tax withholding applicable to their purchase of the Notes.  In particular, investors should note that DTC’s rules and procedures limit the ability of the Trust and the Indenture Trustee to make post-payable adjustments for principal and interest payments after a period of time, which may be as short as ninety (90) days.

The Clearing Systems

DTC.  DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.  DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC direct participants deposit with DTC.  DTC also facilitates the post-trade settlement among DTC direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between DTC direct participants’

accounts. This eliminates the need for physical movement of securities certificates.  DTC direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.  DTC is a wholly-owned subsidiary of DTCC.  DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies.  DTCC is owned by the users of its regulated subsidiaries.  Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a DTC direct participant, either directly or indirectly. The rules applicable to DTC direct participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Clearstream.  Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depository. Clearstream holds securities for Clearstream participants and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depository in Luxembourg, Clearstream is subject to regulation by the Commission de Surveillance du Secteur Financier. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream is also available to other institutions such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.  Distributions with respect to the Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

Euroclear.  Euroclear holds securities and book-entry interests in securities for Euroclear participants and facilitates the clearance and settlement of securities transactions between Euroclear participants, and between Euroclear participants and participants of certain other securities intermediaries through electronic book-entry changes in accounts of such participants or other securities intermediaries.  Euroclear provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing and related services. Euroclear participants include investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations. Non-participants in Euroclear may hold and transfer beneficial interests in a global note through accounts with a Euroclear participant or any other securities intermediary that holds a book-entry interest in a global note through one or more securities intermediaries standing between such other securities intermediary and Euroclear.  Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions. The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. Euroclear acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with Persons holding through Euroclear participants. Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depository for Euroclear.

None of the Sponsor, the Servicer, the Marketing Agent, the Depositor, the Trust, [the Additional Transferor,] the Originators, the Indenture Trustee, the Master Collateral Agent or the Owner Trustee, or any affiliate of any of the above, or any Person by whom any of the above is controlled for the purposes of the Securities Act will have any responsibility for the performance by DTC, Euroclear and Clearstream or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

Definitive Securities

Notes will be issued in physical form to Noteholders only if:

•	the Administrator determines that DTC is no longer willing or able to discharge properly its responsibilities as depository for the Notes and the Administrator cannot appoint a qualified successor,

•	the Administrator notifies the Indenture Trustee that it elects to terminate the book-entry system through DTC, or

•
after the occurrence of an Event of Default or a Servicer Termination Event, the holders of a majority of the Note Balance of the Controlling Class notify the Indenture Trustee and DTC to terminate the book-entry system through DTC (or a successor to DTC).

Payments of principal and interest on definitive Notes will be made by the Paying Agent on each Payment Date to registered holders of definitive Notes as of the end of the calendar month immediately preceding each Payment Date.  The payments will be made by wire transfer or check mailed to the address of the holder as it appears on the register maintained by the Indenture Trustee.  The final payment on any definitive Notes will be made only upon presentation and surrender of the relevant definitive Note at the address stated in the notice of final payment to the Noteholders.

Definitive Notes will be transferable and exchangeable at the offices of the Indenture Trustee.  No service charge will be imposed for any registration of transfer or exchange, but the Indenture Trustee may require payment of an amount sufficient to cover any tax or other governmental charge imposed in connection with any transfer or exchange.

Computing the Outstanding Note Balance of the Notes

The monthly investor report will include a note factor for each class of Notes that can be used to compute the portion of the Note Balance Outstanding on that class of Notes each month.  The factor for each class of Notes will be a seven-digit decimal indicating the remaining Outstanding Note Balance of that class of Notes as of the applicable Payment Date as a percentage of its original Note Balance, after giving effect to payments to be made on the Payment Date.

The factor for each class of Notes will initially be 1.0000000 and will decline as the Outstanding Note Balance of the class declines.  For each Note, the portion of the Note Balance Outstanding on that class of Notes can be determined by multiplying the original denomination of that Note by the note factor for that class of Notes.

CREDIT AND PAYMENT ENHANCEMENT

This securitization transaction is structured to provide credit and payment enhancement that increases the likelihood that the Trust will make timely payments of interest on and principal of the Notes and decreases the likelihood that losses on the Receivables will impair the Trust’s ability to do so.  The amount of credit and payment enhancement will be limited and there can be no assurance it will be sufficient in all circumstances.  If losses on the Receivables and other potential shortfalls in the amount of cash available to Series [_]-[_] to make required payments exceed the amount of available credit and payment enhancement, the amount available to make payments on the Notes will be reduced to the extent of these losses.  The risk of loss will be borne first by the Class E Notes, then the Class D Notes, then the Class C Notes, then the Class B Notes, and finally, the Class A Notes.  The Noteholders will have no recourse to the Sponsor, the Depositor, the Originators, [the Additional Transferor,] the Parent Support Provider, the Servicer, the Marketing Agent, the Master Collateral Agent, the Indenture Trustee, [the [Cap][Swap] Counterparty,] [the Letter of Credit Provider,] the underwriters or the Owner Trustee as a source of payment.

The credit and payment enhancement described below is available to the Notes.  The credit enhancement described below is available only for Series [_]-[_]. Series [_]-[_] will not be entitled to the credit and payment enhancement available to any other Group [_] Series.

Reserve Account

As a form of credit and payment enhancement for the Notes, the Servicer will establish the Reserve Account.  [On the Closing Date, the Trust will make a deposit into the Reserve Account from the net proceeds of the sale of the Notes in an amount [equal to] the Required Reserve Amount.] [[In addition, o][O]n the Closing Date, [the Trust][Verizon Communications] will execute a Letter of Credit with the Letter of Credit Provider for an amount[, together with amounts on deposit in the Reserve Account,] equal to the Required Reserve Amount.]  Thereafter, on each Payment Date [during the Revolving Period], the amount on deposit in the Reserve Account [plus amounts available under the Letter of Credit] will be required to equal the Required Reserve Amount.  The Trust may from time to time satisfy its obligations to maintain the Required Reserve Amount through [amounts on deposit in the Reserve Account][, maintenance of a Letter of Credit,] [or any combination thereof].

[If the amount on deposit in the Reserve Account [together with amounts available under the Letter of Credit] on any Payment Date during the Revolving Period does not equal the Required Reserve Amount, an Amortization Event will occur.]

[On each Payment Date, the Servicer will direct the Paying Agent to withdraw any amount in the Reserve Account above the Required Reserve Amount and apply those funds as Series [_]-[_] Available Funds.]  [On the first Payment Date occurring in the Amortization Period, the Servicer will direct the Paying Agent to withdraw any amount in the Reserve Account and apply those funds as Series [_]-[_] Available Funds.]  [In connection with any Optional Redemption, amounts on deposit in the Reserve Account may be withdrawn and applied to pay any amounts due in connection therewith.]

If, on any Payment Date, Series [_]-[_] Available Funds are insufficient to pay the fees, expenses and indemnities of the Master Collateral Agent, the Indenture Trustee, the Owner Trustee[, the Letter of Credit provider], the Asset Representations Reviewer and the Servicer set forth in priorities (1) and (2) under “Description of the Notes—Priority of Payments,” make interest payments[, senior swap payments] and any First Priority Principal Payment, Second Priority Principal Payment, Third Priority Principal Payment, Fourth Priority Principal Payment and Fifth Priority Principal Payment on the Notes (or required to be deposited into the Principal Funding Account, as applicable), the Servicer will direct the Paying Agent to [[first,] withdraw funds from the Reserve Account [and second,] [draw on amounts available under the Letter of Credit] to cover the shortfalls and apply such amounts in accordance with the priorities set forth under “Description of the Notes—Priority of Payments.”

In addition, if any class of Notes would not otherwise be paid in full on its Final Maturity Date or if, on any Payment Date during the Amortization Period, the [amount in the Reserve Account] [plus] [the amount available under the Letter of Credit] together with Series [_]-[_] Available Funds are sufficient to pay the Notes in full, the Servicer will direct the Paying Agent to [withdraw from the Reserve Account] [and] [draw from amounts available under the Letter of Credit] the amount required to pay the Notes in full.

[During the Revolving Period, i][I]f amounts are [drawn under the Letter of Credit] [[and] withdrawn from the Reserve Account] on any Payment Date (other than a Payment Date on which the Notes are paid in full), on subsequent Payment Dates, the Paying Agent will, from Series [_]-[_] Available Funds, [[first,] remit to the Letter of Credit Provider] [[and second,] deposit into the Reserve Account (after making all payments more senior in priority as set forth under “Description of the Notes—Priority of Payments”), an amount equal to the Reserve Deposit Amount.  [On any Payment Date on which amounts are reimbursed to the Letter of Credit Provider for amounts drawn on the Letter of Credit, interest accrued on the drawn amount [at a rate of [_]%] will also be paid to the Letter of Credit Provider.]

Upon payment of the Notes in full, the Paying Agent will withdraw any amounts remaining in the Reserve Account and distribute them to the Certificateholders.

[Letter of Credit]

[On the Closing Date, [the Trust][Verizon Communications] will execute a Letter of Credit with the Letter of Credit Provider under which the Letter of Credit Provider will issue a standby credit for the benefit of the Notes for an amount[, together with amounts on deposit in the Reserve Account,] equal to the Required Reserve Amount.

[If the amount on deposit in the Reserve Account together with amounts available under the Letter of Credit on any Payment Date during the Revolving Period does not equal the Required Reserve Amount, an Amortization Event will occur.]

As described under “—Reserve Account” above, if, on any Payment Date, amounts are required to be withdrawn from the Reserve Account in order to cover certain shortfalls, these amounts will first be withdrawn from amounts on deposit in the Reserve Account and second, be drawn from the amount available under the Letter of Credit, and such amounts will be applied in accordance with the priorities set forth under “Description of the Notes—Priority of Payments.”  [During the Revolving Period, i][I]f amounts are drawn under the Letter of Credit [and withdrawn from the Reserve Account] on any Payment Date (other than a Payment Date on which the Notes are paid in full), on subsequent Payment Dates, the Paying Agent will, from Series [_]-[_] Available Funds, [[first,] remit to the Letter of Credit Provider] [[and second,] deposit into the Reserve Account (after making all payments more senior in priority as set forth under “Description of the Notes—Priority of Payments”), an amount equal to the Reserve Deposit Amount.  [On any Payment Date on which amounts are reimbursed to the Letter of Credit Provider for amounts drawn on the Letter of Credit, interest accrued on the drawn amount [at a rate of [_]%] will also be paid to the Letter of Credit Provider.]

The Letter of Credit will expire automatically three-hundred sixty-five (365) days from its date of issuance, unless the Letter of Credit is renewed by [the Trust][Verizon Communications] and the Letter of Credit Provider no later than [_] days before its expiration.  If (x) the Letter of Credit is within [_] days of expiration and has not been renewed or (y) the Letter of Credit Provider is downgraded below [_], the Paying Agent will draw the full amount available under the Letter of Credit and deposit that amount into the Reserve Account.]

Subordination

This securitization transaction is structured so that the Trust will pay interest sequentially on the Notes in order of seniority.  On each Payment Date, interest will be paid, first, on the Class A Notes, pro rata, based on the amount of interest due to each class of Class A Notes, then on the Class B Notes, then on the Class C Notes, then on the Class D Notes and then on the Class E Notes.  The Trust will not pay interest on any subordinated class of Notes until all interest payments due on all more senior classes of Notes are paid in full.

On each Payment Date during the Amortization Period, the Trust will pay principal sequentially, beginning with the Class A-1 Notes [(with any principal payments applied to the Class A-1 Notes allocated to the Class A-1a Notes and Class A-1b Notes, pro rata, based on the Note Balance of the Class A-1a Notes and Class A-1b Notes on the related Payment Date, before giving effect to any payments made on that date], and will not pay principal of any subordinated class of Notes until the Note Balances of all more senior classes of Notes are paid in full.  In addition, if a Priority Principal Payment (other than a Regular Priority Principal Payment) is required on any Payment Date, the Trust will pay such required Priority Principal Payment to the most senior class of Notes Outstanding (or make the corresponding deposit into the Principal Funding Account, as applicable) prior to the payment of interest on the more subordinated Notes on that Payment Date, as set forth under “Description of the Notes—Priority of Payments.”

If the Notes are accelerated after an Event of Default, the priority of payments will change and the Trust will pay interest and principal sequentially, beginning with the Class A-1 Notes [(with any principal payments applied to the Class A-1 Notes allocated to the Class A-1a Notes and Class A-1b Notes, pro rata, based on the Note Balance of the Class A-1a Notes and Class A-1b Notes on the related Payment Date, before giving effect to any payments made on that date], then the Class A-2 Notes and Class A-3 Notes, pro rata, then the Class B Notes, then the Class C Notes, then the Class D Notes and then the Class E Notes.  The Trust will not pay interest or principal of the Class B Notes, Class C Notes, Class D Notes and Class E Notes until all more senior classes of Notes are paid in full.  These subordination features provide credit enhancement to more senior classes of Notes, with the Class A Notes benefiting the most.

Overcollateralization

Overcollateralization is, for any date of determination, the amount by which (x) the Series Invested Amount for Series [_]-[_] exceeds (y) the aggregate Note Balance of the Notes.  Overcollateralization means there will be excess Collections on the Receivables allocated to Series [_]-[_] that will be available to cover shortfalls in Collections resulting from losses on the other Receivables.

The Series [_]-[_] Required Overcollateralization Percentage is [_]%.  As of the Closing Date, the Series [_]-[_] Required Overcollateralization Amount will be $[_].

[Subordination of the Transferor’s Interest]

A portion of the Transferor’s Allocation on each Payment Date equal to the Series [_]-[_] Allocation Percentage of the Available Subordinated Amount is subordinated to the Notes.  The Available Subordinated Percentage, which is used to calculate the Available Subordinated Amount, will initially equal [_]%, but is subject to reductions and increases from time to time.]

[Excess Spread]

[Excess spread for Series [_]-[_] on any Payment Date will be equal to the excess of (i) the product of (a) the Series [_]-[_] Discount Rate and (b) the Series [_]-[_] Available Funds for such Payment Date over (ii) the sum of (a) the aggregate amount of interest payments required to be made on the Notes on such Payment Date and (b) the aggregate amount of senior fees and expenses of the Trust that are allocated to Series [_]-[_] on such Payment Date.  The amount of excess spread on any Payment Date is part of Collections for such Payment Date.]

[THE [CAP][SWAP] AGREEMENT]

[Section to be updated based on the final terms of the related interest rate cap agreement or interest rate swap agreement, as applicable.]

[Because the existing Receivables are non-interest bearing and additional Receivables may also be non-interest bearing and all Receivables are discounted at a fixed rate, the Trust will enter into the [Cap][Swap] Agreement with the [Cap][Swap] Counterparty on or before the Closing Date to hedge the basis risk that results from the required payment of interest on the Class A-1b Notes at a rate based on a Benchmark, which initially will be [One-Month LIBOR].  The [Cap][Swap] Agreement is intended to mitigate this basis risk and the impact of fluctuations in [One-Month LIBOR].

The [Cap][Swap] Agreement will be documented under a 2002 ISDA Master Agreement (Multicurrency‑Cross Border), modified pursuant to a schedule to the 2002 ISDA Master Agreement, a credit support annex and a confirmation to reflect the terms of the Notes, the Indenture and the Trust Agreement.

Under the [Cap][Swap] Agreement, the [Cap][Swap] Counterparty will deposit the payments, if any, described below into the Distribution Account on or before the [second] Business Day preceding each Payment Date while the [Cap][Swap] Agreement is still in effect.  All amounts received as payments from the [Cap][Swap] Counterparty will become part of Series [_]-[_] Available Funds for the related Payment Date.

[If [One-Month LIBOR] (calculated in accordance with the Cap Agreement) for any Accrual Period exceeds [_]%, the Cap Counterparty will pay to the Trust for the benefit of Series [_]-[_] on or before the [second] Business Day preceding the related Payment Date an amount equal to the product of:

•	the excess, if any, of [One-Month LIBOR] (calculated in accordance with the Cap Agreement) for that Payment Date over [_]%,

•
[the related cap notional amount for that Payment Date (Schedule II attached to this prospectus sets forth the cap notional amount for each Payment Date based on an assumed initial Note Balance of the Class A-1b Notes of $[_])][the Note Balance of the Class A-1b Notes immediately following the preceding Payment Date (or with respect to the first Payment Date, the Closing Date)], and

•	a fraction, the numerator of which is the actual number of days elapsed in the related Accrual Period and the denominator of which is 360.]

On each Payment Date, the [Cap][Swap] Counterparty will only be required to pay to the Trust an amount based on One-Month LIBOR for that Payment Date as described above, or, if One-Month LIBOR for such Payment Date is not available, the interest rate determined in the manner set forth in the [Cap][Swap] Agreement, which interest rate may differ from the interest rate on the Class A-1b Notes.  See “Risk Factors—Payments on the Notes may be dependent on payments made by the [Cap][Swap] Counterparty under the [Cap][Swap] Agreement, and if Series [_]-[_] Available Funds are not adequate, you may incur losses on your Notes.”

[In exchange for the Cap Counterparty’s payments under the Cap Agreement, the Trust will pay to the Cap Counterparty an upfront payment on the Closing Date.]

[Under the Swap Agreement, the Swap Counterparty will pay to the Trust for the benefit of Series [_]-[_] an amount equal to the product of:

•	[One-Month LIBOR] [+/-] [_]%;

•
[the related swap notional amount for that Payment Date (Schedule II attached to this prospectus sets forth the swap notional amount for each Payment Date based on an assumed initial Note Balance of the Class A-1b Notes of $[_])][the Note Balance of the Class A-1b Notes immediately following the preceding Payment Date (or with respect to the first Payment Date, the Closing Date)][; and

•	a fraction, the numerator of which is the actual number of days elapsed in the related Accrual Period and the denominator of which is 360.]

[In exchange for the Swap Counterparty’s payments under the Swap Agreement, the Trust will pay to the Swap Counterparty from Series [_]-[_] Available Funds and, if necessary, the Reserve Account [and amounts available under the Letter of Credit], on or before each Payment Date while the Swap Agreement is still in effect, pro rata with interest payments on the Class A Notes, an amount equal to the product of:

•	a fixed rate of interest with respect to the Class A-1b Notes;

•
[the related swap notional amount for that Payment Date (Schedule II attached to this prospectus sets forth the swap notional amount for each Payment Date based on an assumed initial Note Balance of the Class A-1b Notes of $[_])][the Note Balance of the Class A-1b Notes immediately following the preceding Payment Date (or with respect to the first Payment Date, the Closing Date)][; and

•	a fraction, the numerator of which is 30 and the denominator of which is 360.]

[The payment obligations of the Trust and the Swap Counterparty under the Swap Agreement will be netted.  The respective obligations of the Swap Counterparty and the Trust to pay certain amounts due under the Swap Agreement will be subject to the following conditions precedent: (i) no default under the Swap Agreement (as described below under “—Defaults Under the Swap Agreement”) or event that with the giving of notice or lapse of time or both would become a default under the Swap Agreement shall have occurred and be continuing and (ii) no swap termination (as described below under “—Early Termination of the Swap Agreement”) shall have occurred or been effectively designated.]

If the [Cap][Swap] Counterparty’s long-term senior unsecured or other relevant debt ceases to be rated at a level acceptable to the rating agencies engaged to rate the Notes, as set forth in the [Cap][Swap] Agreement, the [Cap][Swap] Counterparty will be obligated to post collateral or establish other arrangements satisfactory to the applicable rating agency to support its obligations under the [Cap][Swap] Agreement, if any, or arrange for an eligible substitute [cap][swap] counterparty satisfactory to the Trust.  [Any cost of any transfer or replacement will be borne by the [Cap][Swap] Counterparty or the new [cap][swap] counterparty and not by the Trust.]

[As of the Closing Date, the Significance Percentage of the Cap Agreement is expected to be less than 10%.]

Modifications and Amendment of the [Cap][Swap] Agreement

The Trust Agreement will contain provisions permitting the Trust (or the Administrator, on behalf of the Trust) to enter into amendments to the [Cap][Swap] Agreement to resolve any ambiguity in, or correct or supplement any provision of the [Cap][Swap] Agreement, so long as the Administrator determines that the amendment will not adversely affect the interests of the Noteholders whose written consent has not been obtained.

[Defaults Under the [Cap][Swap] Agreement

Events of default under the [Cap][Swap] Agreement are limited to:

•	the failure of the Trust or [Cap][Swap] Counterparty to pay or deliver any amount when due under the [Cap][Swap] Agreement after giving effect to the applicable grace period,

•	the occurrence of certain events of bankruptcy and insolvency [(which generally will not be applicable to the Trust)], and

•
the following other standard events of default under the 2002 ISDA Master Agreement, as modified by the terms of the [Cap][Swap] Agreement: “Breach of Agreement; Repudiation of Agreement” (not applicable to the Trust), “Credit Support Default” (not applicable to the Trust except with respect to the Trust’s obligations under the credit support annex), “Misrepresentation” (not applicable to the Trust) and “Merger Without Assumption,” as described in Sections 5(a)(ii), 5(a)(iii), 5(a)(iv) and 5(a)(viii), respectively, of the 2002 ISDA Master Agreement.

Pursuant to the terms of the [Cap][Swap] Agreement, “Default Under Specified Transaction” [and “Cross Default,”] as described in Section[s] 5(a)(v) [and 5(a)(vii)], respectively, of the 2002 ISDA Master Agreement will not apply to the Trust or the [Cap][Swap] Counterparty.

Termination Date

The [Cap][Swap] Agreement will terminate on the termination date set forth in the [Cap][Swap] Agreement unless either the Trust or the [Cap][Swap] Counterparty designates an earlier termination date for the [Cap][Swap] Agreement following the occurrence of certain “events of default,” “Termination Events” or “Additional Termination Events” (each as defined in the [Cap][Swap] Agreement).

Early Termination of the [Cap][Swap] Agreement

The [Cap][Swap] Agreement will contain (x) usual and customary “Termination Events” (as defined in the [Cap][Swap] Agreement), [other than “Credit Event Upon Merger,” as described in Section 5(b)(v) of the 2002 ISDA Master Agreement], as well as (y) additional termination events.  The additional termination events include (i) the failure of the [Cap][Swap] Counterparty to comply with certain requirements associated with the downgrade of its credit ratings as specified in the [Cap][Swap] Agreement, (ii) the Class A Notes have been declared immediately due and payable and (iii) [list any other termination events].  Upon the occurrence of any event of default under the [Cap][Swap] Agreement or a “Termination Event” or “Additional Termination Event” (each as defined in the [Cap][Swap] Agreement), the non-defaulting party or the non-affected party, as the case may be, will have the right to designate an early termination date.  Pursuant to the Trust Agreement, the Trust may not designate an early termination date without the consent of the Administrator.

Upon any early termination of the [Cap][Swap] Agreement, either the Trust or the [Cap][Swap] Counterparty, as the case may be, may be obligated to make a termination payment to the other, regardless of which party has caused that termination.  The amount of that termination payment will be based on the value of the interest rate [cap][swap] as computed in accordance with the procedures in the [Cap][Swap] Agreement.  [In the event that the Trust is required to make a termination payment following an event of default or “Termination Event” (as defined in the Cap Agreement) under the Cap Agreement, the payment will be payable on the first succeeding Payment Date pursuant to clause [(19)] under “Description of the Notes—Priority of Payments” or clause [(18)] under “Description of the Notes—Post-Acceleration Priority of Payments,” as applicable.] [In the event that the Trust is required to make a termination payment following an event of default or “Termination Event” (as defined in the Swap Agreement) under the Swap Agreement, the payment will be payable pari passu with the payment of interest on the Class A Notes unless (i) an event of default under the Swap Agreement occurs with respect to which the Swap Counterparty is the defaulting party or (ii) a termination event (other than “Illegality” or a “Tax Event,” as described in Sections 5(b)(i) and 5(b)(ii), respectively, of the Swap Agreement) or additional termination event occurs with respect to which the Swap Counterparty is the sole affected party, in which case the payment to the Swap Counterparty will be payable pursuant to clause [(18)] under “Description of the Notes—Priority of Payments” or clause [(17)] under “Description of the Notes—Post-Acceleration Priority of Payments,” as applicable.]

Under the terms of the Indenture, upon termination of the [Cap][Swap] Agreement, the Administrator, on behalf of the Trust, will attempt to enter into a replacement interest rate [cap][swap] agreement on substantially the same terms as the original [Cap][Swap] Agreement.  See also “Risk Factors—Termination of the [Cap][Swap] Agreement and the inability to locate a replacement [cap][swap] counterparty would expose the Trust and the Noteholders to interest rate risk and you may incur losses on your Notes.”]

CREDIT RISK RETENTION

The U.S. Risk Retention Rules require the Sponsor, either directly or through one or more of its majority-owned affiliates, to retain an economic interest of at least 5% in the credit risk of the Receivables.

The Sponsor, the other Originators[, the Additional Transferor] and the True-up Trust are under the common control of Verizon Communications and therefore, the True-up Trust is a majority-owned affiliate of the Sponsor.

The True-up Trust, as a majority-owned affiliate of the Sponsor, will retain the required economic interest in the credit risk of the Receivables in satisfaction of the Sponsor’s obligations under the U.S. Risk Retention Rules in the form of a qualifying “seller’s interest,” consisting of the Transferor’s Interest (which, among other things, is represented by the Certificates)[, as [partially] [wholly] offset by an “eligible horizontal residual interest” in Series [_]-[_] consisting of the Class R Interest].  The amount of the Transferor’s Interest on the Closing Date and at each subsequent monthly measurement date is required to equal not less than 5% of the aggregate unpaid principal balance of all outstanding investor ABS interests in Group [_][, as

[partially] [wholly] offset by the percentage represented by the fair value of the Class R Interest, as Series EHRI, of the fair value of all outstanding ABS interests in Series [_]-[_] on the Closing Date.  The amount of the Transferor’s Interest will be measured in accordance with the requirements of the U.S. Risk Retention Rules and determined on the Closing Date and monthly thereafter, as provided in the U.S. Risk Retention Rules. In determining the aggregate unpaid principal balance of the Outstanding Notes, any Notes held for the life of such Notes by the Sponsor or its wholly-owned affiliates may be disregarded and deemed not to be Outstanding. We refer to this aggregate unpaid principal balance of the outstanding ABS interests in Series [_]-[_], with the reductions, if any, described immediately above, as the “aggregate adjusted outstanding investor ABS interests” in Series [_]-[_].

None of the Sponsor, the Depositor, the other Originators, [the Additional Transferor,] the True-up Trust or any of their affiliates may sell, transfer or hedge the Transferor’s Interest or the applicable Series EHRI other than as permitted by the U.S. Risk Retention Rules.

Qualifying “Seller’s Interest”

The Transferor’s Interest (represented by the Certificates) has been structured to be a qualifying “seller’s interest” under the U.S. Risk Retention Rules. The Transferor’s Interest is collateralized by the Receivables, is pari passu with [or subordinated to] each Series of investor ABS interests issued by the Trust for Group [_], and adjusts for fluctuations in the outstanding principal balance of the Receivables.

The Certificates represent the interest in each Group not represented by any Series of that Group and will be entitled to, among other things, with respect to Group [_], distributions in respect of the Transferor’s Interest on each Payment Date. Pursuant to the Master Collateral Agreement, the Servicer will allocate among each Group [_] Series and the Transferor’s Interest, all Group [_] Available Funds, based on the Series Allocation Percentage for each such Series and the Transferor’s Percentage, as applicable. For a description of the Transferor’s Interest and the Transferor’s Allocation on each Payment Date, see “Description of the Notes—Allocation of Group [_] Available Funds.”

[As described under “—Eligible Horizontal Residual Interests” below, on the Closing Date the Sponsor expects the fair value of the Class R Interest, as Series EHRI, to be approximately [_]% of the fair value of all outstanding ABS interests in Series [_]-[_].  Because of the permitted offset of that percentage to the 5% “seller’s interest” requirement, the Sponsor expects that the amount of the Transferor’s Interest on the Closing Date and at each subsequent measurement date will be required to equal not less than [_]% [(which percentage may equal 0%)] of the aggregate unpaid principal balance of all outstanding investor ABS interests in Group [_].]

[On the Closing Date, after issuance of the Notes, the Sponsor expects the amount of the Transferor’s Interest to be equal to $[_], representing approximately [_]% of the aggregate adjusted outstanding investor ABS interests in Group [_] as of the Closing Date, measured in accordance with the provisions of the U.S. Risk Retention Rules, and which exceeds the [5][_]% that is [expected to be] required.] On the Closing Date, after issuance of the Notes, the Transferor’s Percentage will equal [_]%. As permitted under the U.S. Risk Retention Rules, for purposes of determining the amount of the Transferor’s Interest on the Closing Date, the Sponsor has used the aggregate Principal Balance of the Receivables as of the Statistical Calculation Date and the aggregate adjusted outstanding investor ABS interests in Group [_] that are expected to be outstanding as of the Closing Date, including $[_] of Notes and related adjustments to the amount of subordinated notes Outstanding.]

The amount of the Transferor’s Interest on the Closing Date will be disclosed by the Trust in a current report on Form 8-K within a reasonable time after the Closing Date if materially different from that disclosed in this prospectus. Following the Closing Date, the amount of the Transferor’s Interest as of each subsequent monthly measurement date will be disclosed by the Trust in a distribution report on Form 10-D for the Collection Period in which such monthly measurement date occurs.

[Group [_] is currently, and expected to be as of the Closing Date, the only Group in the Trust.]  [In addition to Group [_], the other Groups in the Trust consists of [_].]

The Pool Balance will vary each day as (i) new Device Payment Plan Agreements are designated to Group [_] and (ii) Receivables are paid, written-off, released or designated from Group [_] to another Group as Trust DPPAs.  Therefore, the amount of the Transferor’s Interest will fluctuate each day to reflect the changes in the amount of the Receivables. In addition, the amount of the Transferor’s Interest will generally increase to reflect reductions in the Adjusted Series Invested Amount of any Group [_] Series, and will generally decrease as a result of the issuance of new Group [_] Credit Extensions.  For additional information about the Certificates, see “The Trust.”

[Eligible Horizontal Residual Interests

The Class R Interest has been structured to be an “eligible horizontal residual interest” under the U.S. Risk Retention Rules with respect to Series [_]-[_].  On any Payment Date, the Class R Interest will absorb any losses incurred on the Receivables before any losses are incurred by the holders of other ABS interests issued in connection with Series [_]-[_], and the Class R Interest will have the most subordinated claim to payments of principal and interest by the Trust with respect to Series [_]-[_][, with the exception of the Transferor’s Interest].  In general, the Class R Interest represents the right to all Series [_]-[_] Available Funds on any Payment Date not needed to pay fees, expenses and indemnities of the Trust allocated to or otherwise payable by Series [_]-[_] or to make interest and principal payments on the Notes, [senior swap payments,] [payments, if any, required to reimburse the Letter of Credit Provider for any amounts drawn under the Letter of Credit together with interest accrued on the drawn amount,] any required deposits into the Reserve Account or the Principal Funding Account [, any Additional Interest Amounts] [and Make-Whole Payments] payable on that Payment Date.  The Class R Interest is subordinated to each class of Notes and are only entitled to amounts not needed on a Payment Date to make the payments set forth in the immediately preceding sentence.  The material terms of the Class R Interest with respect to their payment priority are described under “[Description of the Notes—Priority of Payments” and “—Post-Acceleration Priority of Payments].”  The Class R Interest absorb all losses on the Receivables first, before any losses are incurred by the Notes.  For a description of the credit and payment enhancement available for the Notes, see “Credit and Payment Enhancement.”

As described below, on the Closing Date the Sponsor expects the fair value of the Class R Interest, as Series EHRI, to be approximately [_]% of the fair value of all outstanding ABS interests in Series [_]-[_].  Because of the permitted offset of that percentage to the 5% “seller’s interest” requirement described under “—Qualifying “Seller’s Interest”” above, the Sponsor expects that the amount of the Transferor’s Interest on the Closing Date and at each subsequent measurement date will be required to equal not less than [_]% of the aggregate unpaid principal balance of all outstanding investor ABS interests in Group [_].

Each other Series may also be structured to include a Series EHRI consisting of one or more ABS interests that qualify as “eligible horizontal residual interests” under the U.S. Risk Retention Rules, which also are expected to be retained by the True-up Trust (or the Sponsor or one of its other majority-owned affiliates). The fair value of the “Class R interest” of a Series and of each other Series EHRI of a Series may also be offset against the 5% “seller’s interest” requirement for that Series.  Other Series may also be structured so as not to include a Series EHRI, which means that the 5% “seller’s interest” requirement for that Series will not be offset.  As a practical matter, if and so long as there are issued and Outstanding Series in addition to Series [_]-[_], at any measurement date the Transferor’s Interest will be required to satisfy the highest requirement for any then issued and Outstanding Series, [which may exceed (but will not be lower than) the expected [_]% requirement for Series [_]-[_] and] will never be higher than 5%.

The fair value of the Notes and the Class R Interest are summarized below.  The totals in the table may not sum due to rounding:

	Fair Value	Fair Value (as a percentage)
Notes	$[_]	[_]%
Class R Interest	$[_]	[_]%
Total	$[_]	100.00%

The Sponsor determined the fair value of the Notes and the Class R Interest using a fair value measurement framework under generally accepted accounting principles.  In measuring fair value, the use of observable and unobservable inputs and their significance in measuring fair value are reflected in the fair value hierarchy assessment, with Level 1 inputs favored over Level 3 inputs.

• Level 1 inputs include quoted prices for identical instruments and are the most observable,

• Level 2 inputs include quoted prices for similar instruments and observable inputs, including as interest rates and yield curves, and

• Level 3 inputs include data not observable in the market and reflect management judgment about the assumptions market participants would use in pricing the instrument.

The fair value of the Notes is categorized within Level 2 of the hierarchy, reflecting the use of inputs derived from prices for similar instruments.  The fair value of the Class R Interest is categorized within Level 3 of the hierarchy as inputs to the fair value calculation are generally not observable.

The fair value of the Notes is assumed to be equal to the issuance price.

To calculate the fair value of the Class R Interest, the Sponsor used an internal valuation model.  This model resulted in a projection of (i) the future monthly collection of principal payments on the Receivables, (ii) the write-off amount per month, (iii) the prepayment amount per month, (iv) the interest and principal payments on each class of Notes, (v) any fees and expenses payable by the Trust, (vi) deposits into the Reserve Account and (vii) amounts deposited into the Distribution Account with respect to an Optional Redemption.  The resulting cash flows to the Class R Interest are discounted to present value based on a discount rate that reflects the credit exposure to these cash flows.  In completing these calculations, the Sponsor made the following assumptions:32

1.  the following assumptions are true:

•	[all monthly payments are timely received and no Receivable is ever delinquent;]
•	[payments on the Notes are made on the [_] day of each month, whether or not that day is a Business Day, beginning in [___];]
•	[the Servicing Fee rate is [_]% per annum;]
•
[no one-time successor servicer engagement fee is paid and there are no other fees or expenses paid by the Trust, other than (x) Master Collateral Agent fees and expenses, Indenture Trustee fees and expenses, Owner Trustee fees and

[32]	The assumptions are for illustrative purposes only. A particular transaction may not have the same assumptions as set forth herein, or such assumptions may be revised as appropriate or as required.

expenses[, Letter of Credit Provider fees and expenses] and Asset Representations Reviewer fees and expenses, which, in the aggregate, equal $[_] for each Payment Date, and (y) the Servicing Fee;]
•	[the Reserve Account is initially funded with an amount equal to $[_];]
•	[the Pool Balance as of the Closing Date is $[_];]
•
[the initial Note Balance of the Class A-1[a] Notes[, Class A-1b Notes], Class A-2 Notes, Class A-3 Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes is equal to the initial Note Balance for that class of Notes set forth on the cover of this prospectus;]

•
[interest accrues on the Class A-1[a] Notes at [_]% per annum, [the Class A-1b Notes at [_]% per annum,] the Class A-2 Notes at [_]% per annum, the Class A-3 Notes at [_]% per annum, the Class B Notes at [_]% per annum, the Class C Notes at [_]% per annum, the Class D Notes at [_]% per annum and the Class E Notes at [_]% per annum;]

•	[the Closing Date is [___];]
•	[no Make-Whole Payments are paid on the Notes;]
•	[no Additional Interest Amounts are paid on the Notes;]
•	[the Optional Redemption right is not exercised by the Certificateholders;] and
•	[neither an Amortization Event nor an Event of Default occurs].

1.  Receivables prepay based on [___];

2.  Receivables default at an aggregate cumulative gross loss rate of [_]%.  The shape of the cumulative gross loss curve assumes that:

•	in months [_]-[_] of the Device Payment Plan Agreement, [_]% of defaults occur in each month,
•	in months [_]-[_] of the Device Payment Plan Agreement, [_]% of defaults occur in each month,
•	in months [_]-[_] of the Device Payment Plan Agreement, [_]% of defaults occur in each month,
•	in months [_]-[_] of the Device Payment Plan Agreement, approximately [_]% of defaults occur in each month,
•	in months [_]-[_] of the Device Payment Plan Agreement, approximately [_]% of defaults occur in each month,
•	in months [_]-[_] of the Device Payment Plan Agreement, approximately [_]% of defaults occur in each month,
•	in months [_]-[_] of the Device Payment Plan Agreement, approximately [_]% of defaults occur in each month,
•	in months [_]-[_] of the Device Payment Plan Agreement, approximately [_]% of defaults occur in each month, and
•	in and after month [_] of the Device Payment Plan Agreement, [_]% of defaults occur in each month;

3.  no recoveries are assumed on defaulted Receivables;

4.  cash flows on the Certificates are discounted at [_]%; and

5.  [the Certificateholders exercise their Optional Redemption right with a purchase price equal to the Outstanding face value of the Notes].

The Sponsor developed these inputs and assumptions by considering the following factors:

• CPR rate – estimated considering the composition of the Receivables, and the Device Payment Plan Agreement static pool prepayment history and Receivables static pool prepayment history included in Annex A and Annex B, respectively, as applicable.

• Cumulative gross loss rate – estimated using assumptions for both the magnitude of lifetime cumulative gross losses and the shape of the cumulative gross loss curve.  The lifetime cumulative gross loss assumption was developed considering the composition of the Receivables, and the Device Payment Plan Agreement static pool loss history and the Receivables static pool loss history included in Annex A and Annex B, respectively, as applicable.  The shape of the cumulative gross loss curve is based on an average of the historical data included in Annex A and Annex B.

• Discount rate applicable to the cash flows to the Class R Interest – estimated to reflect the credit exposure to the cash flows to the Class R Interest.  Due to the lack of an active trading market in residual interests similar to the Class R Interest, the discount rate was derived using qualitative factors that consider the equity-like component of the first-loss exposure to determine the rate of return that would be required by third-party investors for residual interests similar to the Class R Interest.  Based on this information and its own knowledge of the capital markets, the Sponsor developed the relevant discount rate.

The Sponsor believes that the inputs and assumptions described above include the inputs and assumptions that could have a significant impact on the fair value calculation or a prospective Noteholder’s ability to evaluate the fair value calculation.  The fair value of the Notes and the Class R Interest was calculated based on the assumptions described above, including the assumptions regarding the characteristics and performance of the Receivables that will differ from the actual characteristics and performance of those Receivables.  You should be sure you understand these assumptions when considering the fair value calculation.

The Sponsor will recalculate the fair value of the Notes and the Class R Interest following the Closing Date to reflect the issuance of the Notes and any changes in the methodology or inputs and assumptions described above.  The fair value of the Class R Interest as a percentage of the aggregate fair value and Note Balance of the Notes and the Class R Interest will be included in the monthly investor report for the first Collection Period, together with a description of any changes in the methodology or inputs and assumptions used to calculate the fair value, which will also be included in the related distribution report on Form 10-D.]

 [EU SECURITIZATION REGULATION AND THE UK SECURITIZATION REGULATION]

[Pursuant to Article 5 of the EU Securitization Regulation, prior to investing in a “securitisation position” (as defined in the EU Securitization Regulation) EU Affected Investors must, amongst other things: (a) verify that certain credit-granting requirements are satisfied; (b) verify that the originator, sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, shall not be less than 5%, determined in accordance with Article 6 of the EU Securitization Regulation, and discloses the risk retention to EU Affected Investors; (c) verify that the originator, sponsor or relevant “securitisation special purpose entity” (as defined in the EU Securitization Regulation) has, where applicable, made available information as required by Article 7 of the EU Securitization Regulation; and (d) carry out a due-diligence assessment which enables EU Affected Investors to assess the risks involved, considering at least (i) the risk characteristics of the securitisation position and the underlying exposures and (ii) all the structural features of the “securitisation” (as defined in the EU Securitization Regulation) that can materially impact the performance of the securitization position.  The EU Securitization Regulation has direct effect in member states of the European Union and is expected to be implemented by national legislation in other countries in the European Economic Area.

Pursuant to Article 5 of the UK Securitization Regulation, prior to investing in a “securitisation position” (as defined in the UK Securitization Regulation) UK Affected Investors must, amongst other things: (a) verify that certain credit-granting requirements are satisfied; (b) verify that the originator, sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, shall not be less than 5%, determined in accordance with Article 6 of the UK Securitization Regulation, and discloses the risk retention to UK Affected Investors; (c) verify that, if established outside of the United Kingdom, the originator, sponsor or relevant “securitisation special purpose entity” (as defined in the UK Securitization Regulation) has made available information which is substantially the same as the information required by Article 7 of the UK Securitization Regulation substantially in accordance with the frequency and modalities provided for in Article 7 of the UK Securitization Regulation; and (d) carry out a due-diligence assessment which enables UK Affected Investors to assess the risks involved, considering at least (i) the risk characteristics of the securitisation position and the underlying exposures and (ii) all the structural features of the “securitisation” (as defined in the UK Securitization Regulation) that can materially impact the performance of the securitization position.

None of Cellco, the Originators, the Depositor, the Trust, the Parent Support Provider, the Owner Trustee, the Master Collateral Agent, the Indenture Trustee, the underwriters, their respective affiliates nor any other party to the transactions described in this prospectus intends or is required under the transaction documents to retain a material net economic interest in the securitization constituted by the issuance of the Notes in a manner that would satisfy the requirements of the EU Securitization Regulation or the UK Securitization Regulation, or undertakes to take any other action or refrain from taking any action prescribed or contemplated in, or for purposes of, or in connection with, compliance by any investor with any requirement of, the EU Securitization Regulation or the UK Securitization Regulation.

The arrangements described under “Credit Risk Retention” have not been structured with the objective of ensuring compliance with the requirements of the EU Securitization Regulation or the UK Securitization Regulation by any Person.  Failure by an EU Affected Investor to comply with the EU Securitization Regulation or failure by a UK Affected Investor to comply with the UK Securitization Regulation with respect to an investment in the Notes may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions or remedial measures.  The EU Securitization Regulation, the UK Securitization Regulation and any other changes to the regulation or regulatory treatment of the Notes for some or all investors may negatively impact the regulatory position of affected investors and investment managers and consequently, the Notes may not be a suitable investment for EU Affected Investors and UK Affected Investors. As a result, the value and liquidity of the Notes in the secondary market may be adversely affected.  See “Risk Factors—The Notes may not be a suitable investment for investors subject to the EU Securitization Regulation or the UK Securitization Regulation.”

Prospective investors are responsible for analyzing their own legal and regulatory position and are advised to consult with their own investment and legal advisors regarding the suitability of the Notes for investment and the scope, applicability of, and compliance with the requirements of the EU Securitization Regulation, the UK Securitization Regulation and any other existing or future similar regimes in any relevant jurisdictions or other applicable regulations.]

SOME IMPORTANT LEGAL CONSIDERATIONS

Matters Relating to Bankruptcy

Transfer of Receivables by the Originators [and the Additional Transferor] to the Depositor.  Each absolute assignment of Receivables by the Originators [or the Additional Transferor, as applicable,] to the Depositor has been and will be structured to minimize the possibility that a bankruptcy proceeding of an Originator [or the Additional Transferor] will adversely affect the Trust’s rights in the Receivables. Each of the Originators[, the Additional Transferor] and the Depositor intend that each absolute assignment of the Receivables by that Originator [and the Additional Transferor], to the Depositor will be a “true sale.”  The Depositor will have no recourse to any Originator[, the Servicer or the Additional Transferor] other than the limited obligation of the Originators [and the Servicer (in the case of Receivables transferred by the Additional Transferor)] to reacquire [or acquire] Receivables for breaches of representations.

On the Closing Date, the Depositor will receive a reasoned legal opinion that in a bankruptcy of an Originator [or the Additional Transferor]:

•
the Receivables transferred by that Originator [or the Additional Transferor] and the Collections on the Receivables would not be property of that Originator’s [or the Additional Transferor’s] bankruptcy estate under U.S. federal bankruptcy laws, and

•	the automatic stay under U.S. federal bankruptcy laws would not apply to prevent payment of the Collections on the Receivables to the Depositor or the Trust.

This opinion will be subject to assumptions and qualifications and will address features of this securitization transaction.  No assurance can be given that a court in an Originator’s [or the Additional Transferor’s] bankruptcy proceeding would reach the same conclusion.

Substantive Consolidation.  On the Closing Date, counsel to the Depositor will give an opinion to the effect that, based on a reasoned analysis of analogous case law (although there is no case law directly on point), and, subject to facts, assumptions and qualifications specified in the opinion and applying the principles described in the opinion, in the event of a voluntary or involuntary bankruptcy proceeding in respect of a Certificateholder [,][or] an Originator [or the Additional Transferor] under the Bankruptcy Code, the property of the Trust would not properly be substantively consolidated with the property of the estate of the Certificateholders and the Originators [or the Additional Transferor, as applicable].  Among other things, that opinion will assume that each of the Certificateholders, the Originators[, the Additional Transferor] and the Trust will follow specified procedures in the conduct of its affairs, including the Trust maintaining records and books of account separate from those of the others, the Trust refraining from commingling its assets with those of the others, and each party refraining from holding itself out as having agreed to pay, or being liable for, the debt of the other.  The Certificateholders, the Originators[, the Additional Transferor] and the Trust intend to follow these and other procedures related to maintaining their separate corporate identities.  However, there can be no assurance that a court would not conclude that the assets and liabilities of the Trust should be consolidated with those of the Certificateholders [,][or] the Originators [or the Additional Transferor].

Transfer of Receivables by the Depositor to the Trust.  Each absolute assignment of Receivables by the Depositor to the Trust has been and will be structured to minimize the possibility that a bankruptcy proceeding of the Depositor will adversely affect the Trust’s rights in the Receivables. The Depositor intends that each absolute assignment of the Receivables by the Depositor to the Trust will be a “true sale.”  The Trust will have no recourse to the Depositor, [the Servicer] [,][or] any Originator [or the Additional Transferor] other than the limited obligation of the Originators [and the Servicer (in the case of Receivables transferred by the Additional Transferor)] to reacquire [or acquire] Receivables for breaches of representations.

On the Closing Date, the Trust will receive a reasoned legal opinion that in a bankruptcy of the Depositor:

•	the Receivables transferred by the Depositor and the Collections on the Receivables would not be property of the Depositor’s bankruptcy estate under U.S. federal bankruptcy laws, and

•	the automatic stay under U.S. federal bankruptcy laws would not apply to prevent payment of the Collections on the Receivables to the Trust.

This opinion will be subject to assumptions and qualifications and will address features of this securitization transaction.  No assurance can be given that a court in the Depositor’s bankruptcy proceeding would reach the same conclusion.

Bankruptcy Proceedings of Cellco, the Depositor, the Originators or the Servicer. The Depositor does not intend to begin, and Cellco will agree that it will not cause the Depositor to begin, a voluntary bankruptcy proceeding so long as the Depositor is solvent.

The bankruptcy of the Servicer would result in a Servicer Termination Event.  However, upon the commencement of a bankruptcy case, the Bankruptcy Code would prevent any termination of the Transfer and Servicing Agreement without leave of court.  If no other Servicer Termination Event other than a bankruptcy exists, that Servicer Termination Event is unlikely to be enforceable in any event.  Moreover, even where a Servicer Termination Event other than a bankruptcy event exists, the Servicer, either as a debtor-in-possession or through an appointed trustee, may oppose any termination on the grounds that it is able to cure the event and comply with the other Bankruptcy Code requirements for the assumption, or the assumption and assignment, and thus, the continuation, of the Transfer and Servicing Agreement in the bankruptcy case.  Pending a termination, rejection, or assumption of the Transfer and Servicing Agreement, the Servicer, by virtue of its legal right under the Bankruptcy Code to assume the Transfer and Servicing Agreement and to continue its business operations in the ordinary course, should be entitled to continue to perform and realize the benefit of the Transfer and Servicing Agreement.

Payments made by an Originator to reacquire or by the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date) to acquire Receivables under the [applicable] Receivables Transfer Agreement or the Transfer and Servicing Agreement may be recoverable by that Originator or the Servicer, as applicable, as a debtor-in-possession, or by a creditor or a trustee-in-bankruptcy of that Originator[,][or] the Servicer [or the Additional Transferor] as a preferential transfer from that Originator[,][or] the Servicer [or the Additional Transferor] if the payments were made within one (1) year before the filing of a bankruptcy proceeding in respect of that Originator[,][or] the Servicer [or the Additional Transferor].

 Bankruptcy Proceedings of Cellco or Other Originators and Impact on Upgrade Offers.  As described under “Origination and Description of Device Payment Plan Agreement Receivables—Upgrade Offers,” Verizon Wireless, through Cellco, as an Originator, or the other Originators, offers Upgrade Offers, including the Current Upgrade Offer, to their respective Obligors, including the Obligors under the Receivables.  Once the Obligor and the related Originator form an Upgrade Contract, such Upgrade Contract becomes binding on the related Originator and the Obligor until all of the obligations of both the Obligor and the related Originator are completed.  Under each Upgrade Program, upon exercise of the upgrade option by an Obligor, the related Originator will sell to the Obligor a new wireless device and the Obligor must enter into a new Device Payment Plan Agreement to pay for the wireless device.  In addition, under each Upgrade Program, the Obligor is obligated to satisfy certain terms and conditions, including returning the old wireless device. If the Obligor satisfies those terms and conditions, the related Originator is obligated to make the related Upgrade Prepayment. The obligations on the original Device Payment Plan Agreement are not terminated until after all of the terms and conditions are satisfied, including that the related Originator (or the Marketing Agent) makes the Upgrade Prepayment.  If the original Device Payment Plan Agreement is a Receivable, (i) under the transaction documents, Cellco, as Originator or as Marketing Agent on behalf of the other Originators, would be required to remit, or to cause the related Originator to remit, to the Trust the related Upgrade Prepayment and (ii) because the Trust owns the original Device Payment Plan Agreement, the Trust is still entitled to payment by the related Obligor of the amounts due under that Device Payment Plan Agreement if Cellco does not satisfy the Upgrade Prepayment.

If Cellco or an Originator becomes a debtor under chapter 11 of the Bankruptcy Code and therefore becomes a debtor in possession, pursuant to the provisions of the Bankruptcy Code before the creation of an Upgrade Contract, Cellco or another Originator, as debtor in possession, may terminate its Upgrade Offers or continue to enter into and perform under any Upgrade Contract.  If Cellco or another Originator, as applicable, as debtor in possession, were to decide to continue Upgrade Offers, including Current Upgrade Offers, as described under “Origination and Description of Device Payment Plan Agreement Receivables—Upgrade Offers,” with respect to Upgrade Contracts consummated after Cellco or that Originator becomes a debtor in possession,

 (i) the Bankruptcy Code authorizes the related Originator, as debtor in possession, to incur the obligation to an Obligor to prepay the related Receivable and to use funds that are part of the bankruptcy estate to pay to the Trust the amounts necessary to prepay the existing Receivable;

 (ii) the related Originator would be obligated to perform all of its obligations under any Upgrade Contract, including prepaying the existing Receivable, and if the related Obligor satisfies all of the obligations under an Upgrade Contract and Cellco as Originator or as Marketing Agent on behalf of the other Originators fails to prepay, or to cause the related Originator to prepay, the existing Receivable, (x) the Trust could enforce the original Receivable against the related Obligor and (y) the Obligor would have a claim in recoupment against Cellco or the related Originator, for damages because of its failure to pay; and the Obligor could then offset the damage claim against payments due to the related Originator under the new Device Payment Plan Agreement; and

 (iii) the performance of the obligations of the related Originator to an Obligor under any Upgrade Contract entered into by the related Originator, as a debtor in possession, including prepaying the existing Receivables, to satisfy the obligation of the related Originator, to the related Obligor would be treated as an administrative expense in the related Originator’s bankruptcy case payable before the unsecured prepetition claims of creditors of the related Originator.

If an Originator becomes a debtor in chapter 11 of the Bankruptcy Code after an Obligor exercises its option to upgrade pursuant to an Upgrade Offer, but before the Obligor satisfies all of the requirements for prepayment of the Receivable or before Cellco, as Originator or as Marketing Agent on behalf of another Originator made, or caused the related Originator to make, the Upgrade Prepayment, the relevant Originator as a debtor in possession could, in accordance with the requirements of the Bankruptcy Code, continue to perform the Upgrade Contract as described above or refuse to perform the Upgrade Contract.  If the relevant Originator refused to perform an Upgrade Contract in process, the Trust could enforce the original Receivable against the related Obligor and that Obligor would have a claim in recoupment against the related Originator for damages because of its failure to perform the Upgrade Contract.  That Obligor could then offset the damage claim against payments due to the related Originator under the new Device Payment Plan Agreement.

In this event, the Trust nonetheless may have difficulty collecting against the related Obligor and the Obligor may be more unlikely to pay amounts remaining due under the Obligor’s original Device Payment Plan Agreement because the Obligor has already agreed to make payments under a new Device Payment Plan Agreement.  In addition, the Obligor may argue that it has a defense to making payments to the Trust because the Obligor fulfilled all of its obligations as specified in the Upgrade Offer or as a result of statements purportedly made by the Originator.  This may result in reduced Collections on the Receivables, which may result in shortfalls in payments on the Notes.

Bankruptcy Proceedings of Cellco or the Originators and Avoidance of Pre-Bankruptcy Upgrade Prepayments.  If the Marketing Agent or an Originator becomes a debtor under the Bankruptcy Code, the bankruptcy trustee of the Marketing Agent or Originator (including the Marketing Agent or Originator as debtor in possession) may seek to avoid any Upgrade Prepayments made by the Marketing Agent or the related Originator before the filing of the bankruptcy petition on the grounds that the Upgrade Prepayment was a preferential transfer or a fraudulent transfer.

Under each Upgrade Contract between an Obligor and an Originator, the Marketing Agent is obligated to make, or to cause the related Originator to make, the Upgrade Prepayment to the Trust and for the benefit of the Obligor if the Obligor satisfies the Obligor’s obligations under the Upgrade Contract.  Under Section 547 of the Bankruptcy Code, the trustee in bankruptcy for the Marketing Agent may seek to avoid the prepetition Upgrade Prepayment because it was a transfer of an interest of the Marketing Agent in property to or for the benefit of the Trust or the Obligor for or on account of an antecedent debt owed by the Marketing Agent before the Upgrade Prepayment was made if the following conditions are satisfied: (1) the Marketing Agent was insolvent at the time of the Upgrade Prepayment (insolvency is presumed for the ninety (90) days preceding the filing of the bankruptcy petition),  (2) the Upgrade Prepayment was made within ninety (90) days (in the case of the Obligor) or one (1) year (in the case of the Marketing Agent) before the filing of the petition, and (3) the Upgrade Prepayment enabled the Trust or the Obligor to receive more than either would receive in a Chapter 7 liquidation of the Marketing Agent if the Upgrade Prepayment had not been made.  If successful, the bankruptcy trustee could avoid the Upgrade Prepayment as a preference to either the Obligor or the Trust and in either case recover the avoided Upgrade Prepayment from the Trust.

However, the Trust and the creditor each have defenses under Section 547(c) to any avoidance actions.  First, each Obligor will have the benefit of the “small preference defense.”  Specifically, no Upgrade Prepayment will be a preferential transfer for the benefit of the Obligor to the extent that the Upgrade Prepayment was less than $[6,825].  The maximum amount of each Upgrade Prepayment for any Receivable will be less than this amount.  No Upgrade Prepayment of less than this amount by the Marketing Agent will be recoverable from the Trust as an avoidable preferential transfer for benefit of the Obligor.

Second, if the bankruptcy trustee of the Marketing Agent seeks to avoid an Upgrade Prepayment on the separate grounds that the Upgrade Prepayment is made to the Trust, the Trust will have the benefit of the defense of a contemporaneous exchange for new value.  The bankruptcy trustee may not avoid an Upgrade Prepayment to the extent that the Upgrade Prepayment was intended by the Marketing Agent and the Trust to be a contemporaneous exchange for new value given to the Marketing Agent and was in fact a substantially contemporaneous exchange.

In the case of an Upgrade Prepayment made by the Marketing Agent as an Originator to the Trust, the Marketing Agent and the Trust know that, if the Marketing Agent does not make the Upgrade Prepayment, the Trust can continue to enforce the Receivable against the Obligor, the Obligor will have a claim in recoupment against the Marketing Agent as Originator for the amount due on the Receivable, and the Obligor has a right to offset this claim against amounts that the Obligor owes to the Marketing Agent as Originator on the new Device Payment Plan Agreement.  The Marketing Agent and the Trust have stated in the Transfer and Servicing Agreement their intent that the Upgrade Prepayment by the Marketing Agent as Originator simultaneously discharges the obligation of the Obligor under the Receivable and extinguishes the Obligor’s claim in recoupment and right of offset against the new Device Payment Plan Agreement.  The simultaneous extinguishing of the Obligor’s claim in recoupment and right of offset against the new Device Payment Plan Agreement constitutes new value to the extent of the amount of the right of offset.  To the extent that the principal balance of the new Device Payment Plan Agreement is greater than the Obligor’s claim in recoupment, this extinguishing is a complete defense to an avoidance action.  The Marketing Agent expects that the principal balance of all new Device Payment Plan Agreements will be greater than the amount of the Upgrade Prepayment.

In the case of an Upgrade Prepayment made by the Marketing Agent as agent for another Originator to the Trust (rather than an Upgrade Prepayment made directly to the Trust by that Originator), under a Marketing Agent Agency Agreement, the other Originator has agreed to reimburse the Marketing Agent for any Upgrade Prepayments that the Marketing Agent makes to the Trust and has granted a security interest in the new Device Payment Plan Agreement to secure its reimbursement obligation.  As discussed above, when the Marketing Agent makes the Upgrade Prepayment, the Upgrade Prepayment extinguishes the Obligor’s claim in recoupment and right of offset against the new Device Payment Plan Agreement acquired by the Originator pursuant to the Upgrade Contract.  The Upgrade Prepayment automatically and simultaneously increases the value of the new Device Payment Plan Agreement.  This increase in the value of the new Device Payment Plan Agreement increases the value of the Marketing Agent’s security interest in the new Device Payment Plan Agreement and is new value to the extent of the increase.  To the extent that the principal balance of the new Device Payment Plan Agreement is greater than the Obligor’s claim in recoupment, this increase is a complete defense to an avoidance action.  Further, the bankruptcy trustee of the Marketing Agent or the other Originator would not be able to avoid the grant of the security interest by the Originator as a preferential transfer for the benefit of the Trust because the grant of the security interest is in exchange for the Originator obtaining a comparable increase in the value of the Device Payment Plan Agreement.

The trustee in bankruptcy for the Marketing Agent could seek to avoid the prepetition Upgrade Prepayment or the incurrence of the Upgrade Prepayment obligation under federal and state fraudulent transfer and conveyance statutes and a creditor could likewise attempt to avoid the prepetition Upgrade Prepayment under state fraudulent transfer and conveyance statutes.  Although the relevant laws may vary from state to state and from the fraudulent transfer provisions of the Bankruptcy Code, the Upgrade Prepayment or the incurrence of the obligation to make the Upgrade Prepayment will generally be avoidable if (i) the Upgrade Prepayment was made or the Upgrade Prepayment obligation incurred with the intent of hindering, delaying or defrauding creditors, that is, actually fraudulent, or (ii) the transfer or incurrence was constructively fraudulent, that is, the Marketing Agent received less than reasonably equivalent value or fair consideration in return for making the Upgrade Prepayment or incurring the Upgrade Prepayment obligation, and, in the case of (ii) only, one of the following is also true:

•	the Marketing Agent was insolvent or rendered insolvent by reason of making the Upgrade Prepayment or incurring the Upgrade Prepayment obligation;

•	the Upgrade Prepayment or the Upgrade Prepayment obligation left the Marketing Agent with an unreasonably small amount of capital to carry on the business; or

•	the Marketing Agent intended to, or believed that the Marketing Agent would, incur debts beyond its ability to pay as they mature.

If a court were to find that making an Upgrade Prepayment to the Trust or incurring an Upgrade Prepayment obligation was avoidable as fraudulent, the court could require the Trust to repay the amount of the Upgrade Prepayment made.

However, the bankruptcy trustee for the Marketing Agent will not be able to avoid the Upgrade Prepayment directly because the Marketing Agent, whether as Originator or as agent for other Originators, received reasonably equivalent value for the Upgrade Prepayment within the meaning of the Bankruptcy Code and generally received reasonably equivalent value or fair consideration under most state fraudulent transfer or fraudulent conveyance statutes.  Reasonably equivalent value and fair consideration includes the satisfaction or securing of an antecedent debt.  The Upgrade Prepayment by the Marketing Agent will satisfy the Upgrade Prepayment obligation incurred by the Marketing Agent under the Transfer and Servicing Agreement or the Marketing Agent Agency Agreement to the extent of the Upgrade Prepayment.  The bankruptcy trustee could only avoid the Upgrade Prepayment if it could avoid the Upgrade Prepayment obligation of the Marketing Agent, in which case the Upgrade Prepayment would not satisfy an antecedent debt.

The Marketing Agent as Originator is incurring the Upgrade Prepayment obligation in consideration of the Obligor receiving a new device, the Marketing Agent receiving a new Device Payment Plan Agreement, which is expected to be for an amount greater than the Upgrade Prepayment, and the other benefits and revenues from having the Obligor agree to continue as a customer using the Marketing Agent’s wireless services for two years.  Accordingly, the Marketing Agent as Originator will be receiving value at least reasonably equivalent to or greater than the amount of the Upgrade Prepayment obligation.

In the case of the Marketing Agent as agent for an Originator, the Marketing Agent incurs the Upgrade Prepayment obligation in exchange for the grant of a security interest in the new Device Payment Plan Agreement obtained by the Originator pursuant to an Upgrade Contract to secure the Originator’s obligation to reimburse the Marketing Agent for Upgrade Prepayments that it makes.  The grant of the security interest is a transfer of property in the amount of the secured claim.  So long as the total amount due on the new Device Payment Plan Agreement (without regard to an Obligor’s claim in recoupment and right of offset) is greater than the amount of the Upgrade Prepayment obligation, which it is expected to be, the security interest received by the Marketing Agent will be reasonably equivalent to the Upgrade Prepayment obligation incurred.

Also, the bankruptcy trustee for an Originator could not avoid the grant of the security interest to the Marketing Agent to secure the Originator’s reimbursement obligation.  The Originator will receive the same value for incurring the reimbursement obligation that the Marketing Agent as Originator receives for incurring an Upgrade Prepayment obligation, as described above.  Accordingly, the bankruptcy trustee for either the Marketing Agent or any other Originator may not avoid the incurrence of the Upgrade Prepayment obligation or the other Originator’s reimbursement obligation, and therefore the resulting Upgrade

Prepayment by the Marketing Agent, so long as the amount payable under the new Device Payment Plan Agreement acquired by the related Originator is greater than the Upgrade Prepayment obligation.

Security Interests in Receivables

The transfer and assignment of the Receivables to the Trust and the perfection of the security interests pledged in the Receivables will be subject to a number of federal and state laws, including the Uniform Commercial Code in effect in each state.  Each Device Payment Plan Agreement is (A) if the Device Payment Plan Agreement is unsecured, an “account” or “payment intangible,” or (B) if the Device Payment Plan Agreement is secured by the related wireless device, “chattel paper,” in each case, within the meaning of the Uniform Commercial Code of all applicable jurisdictions.  The transfer, assignment and pledge of an “account,” “payment intangible” or “chattel paper” may be perfected by the filing of financing statements under the Uniform Commercial Code.

The transfer and assignment of the Receivables from the Originators [or the Additional Transferor, as applicable,] to the Depositor and from the Depositor to the Trust and the pledge of the Receivables from the Trust to the Master Collateral Agent, will be perfected, at each stage, by the filing of a financing statement under the Uniform Commercial Code.  Under the Transfer and Servicing Agreement, the Servicer must take appropriate steps to maintain perfection of the security interests in the Receivables and must acquire the Receivable if it fails to do so and the Group [_] Creditors are materially and adversely affected.

The Trust’s security interest in the Receivables may be subordinated because federal or state law gives the holders of some types of liens, such as tax liens or mechanic’s liens, priority over even the properly perfected lien of other secured parties.

Realization on the Receivables

Bankruptcy Limitations.  U.S. bankruptcy laws affect the ability of the Trust to realize upon the Receivables or enforce a deficiency judgment.  For example, a bankruptcy court may reduce the monthly payments due under a contract or change the time of repayment of the indebtedness.  None of the Depositor, any Originator or the Servicer will be required to reacquire or acquire, as applicable, a Receivable that becomes subject to a bankruptcy proceeding after the applicable Cutoff Date.  However, each Originator [or the Servicer (in the case of Receivables transferred by the Additional Transferor)] must reacquire [or acquire, as applicable,] any secured Receivable (that is not a Written-Off Receivable) if the related Obligor becomes the subject of a bankruptcy proceeding and Verizon Wireless accepts the surrender of the related wireless device in satisfaction of the Receivable; provided, that the aggregate Principal Balance of all such Receivables reacquired [or acquired] by an Originator [or the Servicer (in the case of Receivables transferred by the Additional Transferor)] does not exceed 5% of the aggregate Principal Balance of the Receivables transferred by that Originator [or the Additional Transferor, as applicable,] to the Depositor and by the Depositor to the Trust.  For additional information on bankruptcy surrendered devices, see “Origination and Description of Device Payment Plan Agreement Receivables—Bankruptcy Surrendered Devices.”

Consumer Protection Laws.  Numerous federal and state consumer protection laws impose substantial requirements upon wireless providers, including Verizon Wireless, and impose statutory liabilities on those who fail to comply with their provisions.  The most significant consumer protection laws regulating the Receivables include the federal Truth-in-Lending Act that mandates financing disclosures that must be made to consumers; the federal Equal Credit Opportunity Act that prohibits creditors from discriminating on the basis of specific factors, including race, color, sex, age and marital status in all aspects of a transaction, including the application process and the development and use of scoring models; the federal Consumer Financial Protection Act which prohibits unfair, deceptive or abusive acts or practices and established the Consumer Financial Protection Bureau which regulates the offering and provision of consumer financial products and services under federal consumer financial laws; the Fair Credit Reporting Act, which regulates the collection, dissemination and use of consumer information, including credit information, to consumer reporting agencies; and the Gramm Leach Bliley Act and state privacy laws that require protection of specific consumer data and communication of privacy rights with consumers.  In some cases, these laws could affect the Trust’s ability to enforce the Receivables or subject the Trust to claims and defenses of the Obligor including claims the Obligor may assert against the Originator.

The so-called HDC Rule, the provisions of which are generally duplicated by the Uniform Consumer Credit Code, other state statutes or the common law in some states, has the effect of subjecting a seller (and specified creditors and their assignees) in a consumer credit transaction to all claims and defenses that the obligor in the transaction could assert against the seller of the goods.  Under the HDC Rule, an Obligor, as a purchaser of a defective device, would have a defense against the Originator of the Device Payment Plan Agreement, or its assignee, against payment on the Device Payment Plan Agreement.  Liability under the HDC Rule is limited to the amounts paid by the Obligor, and the Trust may be unable to collect any balance remaining due under the Device Payment Plan Agreement that is a Trust DPPA from the Obligor.

In addition, state consumer protection laws also impose substantial requirements on creditors and servicers involved in consumer finance. The applicable state laws generally regulate: (i) allowable rates, fees and charges, (ii) the disclosures required to be made to obligors, (iii) licensing of originators, (iv) debt collection practices, (v) origination practices and (vi) servicing practices.

Each Originator and the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date) will represent that each Receivable complies in all material respects with applicable requirements of law.  This representation is based on each Originator’s or the Servicer’s (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date) review of form contract terms.  If an Obligor has a claim against the Trust for any violation of law with respect to a Receivable, that violation would be a breach by the related Originator or the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date) and if the breach is a Material Breach, the related Originator or the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date) would have to reacquire or acquire, as applicable, the Receivable under the circumstances described under “Receivables—Obligation to Acquire or Reacquire Receivables; Obligation to Make Credit Payments and Upgrade Prepayments” unless the breach is cured in all material respects by the end of any applicable grace period.

Servicemembers Civil Relief Act.  Under the terms of the Servicemembers Civil Relief Act and similar state laws, an Obligor who enters military service after the origination of a Device Payment Plan Agreement, has a device and receives orders to relocate to a location where Verizon Wireless service is unavailable, can terminate their service without paying an early termination fee.  Verizon Wireless permits an Obligor to choose to suspend any line for the period of the relocation for up to three (3) years and ninety (90) days.  All billing for service and features will be stopped while the related account is suspended, which includes billing for that Obligor’s Device Payment Plan Agreement.  While it is a condition to its inclusion as a Series [_]-[_] Eligible Receivable that a Receivable may not be in suspension status (including pursuant to the application of the Servicemembers Civil Relief Act), Device Payment Plan Agreements with Obligors who subsequently enter the military or subsequently receive orders to relocate may constitute Receivables.

Military Lending Act.  Under the Military Lending Act, certain consumer credit transactions with active-duty service members (including those on active guard or reserve duty) are considered covered transactions and their dependents must contain certain consumer protections.  In 2015, the Department of Defense released a final rule under the Military Lending Act that expanded the definition of “credit,” causing most consumer credit that is subject to the Truth in Lending Act and its implementing regulations, Regulation Z, to be covered transactions. The final rule applies to all covered transactions entered into on or after October 3, 2016, and would include Device Payment Plan Agreements. Under the final rule, required consumer protections include a cap on the total interest rates that may be charged, and a prohibition on mandatory arbitration clauses. The final rule also requires the creditor to provide certain disclosures relating to the interest rate and related cost of financing of a covered transaction at the time of origination. Contracts that contain provisions that are otherwise prohibited by the Military Lending Act are void from the inception of the contract.

 USE OF PROCEEDS

The Depositor estimates that its total expenses for this offering will be approximately $[_].  The net proceeds from the sale of the Notes may be used by the Trust to acquire Device Payment Plan Agreements from the Originators [and the Additional Transferor], to make the initial deposit in the Reserve Account, to redeem other Credit Extensions, to make payments of principal on any other Credit Extensions (to the extent permitted thereby) and for other general corporate purposes. No expenses, if any, incurred in connection with the selection of Receivables have been or are expected to be paid from such proceeds.

TRANSACTION FEES AND EXPENSES

Fees and Expenses for the Notes

Certain fees and expenses of the Trust will be allocated to each Group based on the Group Percentage of such Group and further allocated to Series [_]-[_] based on the Series [_]-[_] Group Allocated Percentage.  As of the Closing Date, the Group [_] Percentage will be equal to [_]%, the Series [_]-[_] Group Allocated Percentage will be equal to [_]% and the Series [_]-[_] Allocation Percentage will be equal to [_]%.

The following table shows the amount or formula for the fees payable to the Master Collateral Agent, the Indenture Trustee, the Owner Trustee[, the Letter of Credit Provider], the Asset Representations Reviewer, the Servicer and any successor servicer.  On each Payment Date the Servicer will instruct the Paying Agent to make the payments below to the Master Collateral Agent, the Indenture Trustee, the Owner Trustee[, the Letter of Credit Provider], the Asset Representations Reviewer and the Servicer from Series [_]-[_] Available Funds in the order of priority described under “Description of the Notes—Priority of Payments.”  These fees will not change during the term of this securitization transaction, except that all fees due and payable on the initial Payment Date will accrue beginning on the Closing Date and will be prorated for the entire initial Collection Period.  The fees to the Master Collateral Agent, Indenture Trustee, Owner Trustee[, the Letter of Credit Provider], the Asset Representations Reviewer and the Servicer may be paid monthly, annually or on another schedule as agreed by the Administrator and the Master Collateral Agent, Indenture Trustee, Owner Trustee[, the Letter of Credit Provider], Asset Representations Reviewer or Servicer, as applicable.

The fees set forth below will be payable from Series [_]-[_] Available Funds.

Fee	Amount
Master Collateral Agent fee	$[_] to be paid [annually][monthly], allocated to Series [_]-[_] based on the Series [_]-[_] Group Allocated Percentage
Indenture Trustee fee	$[_] to be paid [annually][monthly]
Owner Trustee fee	$[_] to be paid [annually][monthly], allocated to Series [_]-[_] based on the Series [_]-[_] Group Allocated Percentage
[Letter of Credit Provider fee ]	[$[_] to be paid [_]]
Asset Representations Reviewer fee	$[_] to be paid [annually][monthly], allocated to Series [_]-[_] based on the Series [_]-[_] Group Allocated Percentage

Fee	Amount
Asset Representations Reviewer review fee	$ [_] [for each ARR Receivable], to be paid in connection with an Asset Representations Review, allocated to Series [_]-[_] based on the Series [_]-[_] Allocation Percentage
Servicing Fee	1/12 of [_]% of the Pool Balance, to be paid monthly, allocated to Series [_]-[_] based on the Series [_]-[_] Allocation Percentage
Successor servicing fee
One-time successor servicer engagement fee of $[_], payable on the first Payment Date following the successor servicer’s assumption of its duties as successor servicer, allocated to Series [_]-[_] based on the Series [_]-[_] Group Allocated Percentage

The Master Collateral Agent fee is paid to the Master Collateral Agent for performance of the Master Collateral Agent’s duties under the Master Collateral Agreement.  The Indenture Trustee fee is paid to the Indenture Trustee for performance of the Indenture Trustee’s duties under the Indenture.  The Owner Trustee fee is paid to the Owner Trustee for performance of the Owner Trustee’s duties under the Trust Agreement.  [The Letter of Credit Provider fee is paid to the Letter of Credit Provider for performance of the Letter of Credit Provider’s duties under the Letter of Credit.]  The Asset Representations Reviewer fee is paid to the Asset Representations Reviewer for performance of the Asset Representations Reviewer’s duties under the Asset Representations Review Agreement.  The Asset Representations Reviewer review fee will be paid to the Asset Representations Reviewer on completion of a review of the ARR Receivables for its performance of the review.  The Trust will pay and reimburse the Master Collateral Agent, the Indenture Trustee, the Owner Trustee[, the Letter of Credit Provider] and the Asset Representations Reviewer for its fees and reasonable out of pocket expenses incurred under the Master Collateral Agreement, the Indenture, the Trust Agreement[, the Letter of Credit] and the Asset Representations Review Agreement, respectively.  The Trust also will pay any indemnities owed to the Master Collateral Agent, the Indenture Trustee, Owner Trustee[, Letter of Credit Provider] or Asset Representations Reviewer.  Any fees, expenses or indemnities paid to the Master Collateral Agent, the Indenture Trustee, Owner Trustee[, Letter of Credit Provider] or Asset Representations Reviewer by the Administrator, on behalf of the Trust, will be reimbursed in the order of priority described under “Description of the Notes—Priority of Payments.” For information about indemnities applicable to the Master Collateral Agent, the Indenture Trustee, the Owner Trustee [, the Letter of Credit Provider] and the Asset Representations Reviewer, you should read “Master Collateral Agent,” “Indenture Trustee,” “Owner Trustee” [, “Letter of Credit Provider”] and “Asset Representations Reviewer,” respectively.  The Servicing Fee is paid to the Servicer for the servicing of the Receivables under the Transfer and Servicing Agreement.  The Servicer will be responsible for its own expenses under the Transfer and Servicing Agreement.

MONTHLY INVESTOR REPORTS

On or about the [_] day of each month, and in no case later than at least two (2) Business Days before each Payment Date, the Servicer will prepare and deliver an investor report to the Master Collateral Agent, the Owner Trustee, the Indenture Trustee, the Paying Agent, the Administrator, the Marketing Agent and the Depositor.  Each investor report will contain information about payments to be made on the Notes on the Payment Date, the performance of the Receivables during the immediately preceding calendar month and the status of any credit and payment enhancement.  A responsible person of the Servicer will certify the accuracy of the information in each investor report.  The [Indenture Trustee][Master Collateral Agent] will post each investor report on its password protected website located at [___].  The investor report will contain the following information for each Payment Date:

•	Group [_] Available Funds for the related Collection Period,

•	Series [_]-[_] Available Funds for the related Collection Period,

•	fees and expenses payable to the Master Collateral Agent, the Indenture Trustee, the Owner Trustee[, the Letter of Credit Provider] and the Asset Representations Reviewer,

•	fees and expenses payable to the Master Collateral Agent, the Owner Trustee and the Asset Representations Reviewer allocated to Series [_]-[_],

•	Servicing Fee payable to the Servicer or any successor servicer,

•	Servicing Fee payable to the Servicer or any successor servicer allocated to Series [_]-[_],

•	the Pool Balance, the Series Invested Amount for Series [_]-[_], the Adjusted Series Invested Amount for Series [_]-[_] and the Series [_]-[_] Allocation Percentage,

•	the Transferor’s Percentage and the Transferor’s Allocation for such Payment Date,

•
the amount of interest[,][and] principal [, Additional Interest Amounts] [and Make-Whole Payments] payable and paid on each class of Notes, in each case, expressed as an aggregate amount and per $1,000 of the Note Balance,

•	[[One-Month LIBOR] (or the applicable Benchmark) for the Accrual Period immediately preceding the Payment Date],

•	the Priority Principal Payments, if any, including deposits into the Principal Funding Account,

•
the Note Balance of each class of Notes at the beginning of the period and the end of the period and the note factors needed to compute the Note Balance of each class of Notes, in each case giving effect to all payments to be made on the Payment Date,

•	the beginning and ending balance of the Reserve Account and the amount of any withdrawals from or deposits therefrom to be made on the Payment Date,

•	the beginning and ending balance of the Principal Funding Account and the amount of any withdrawals from or deposits therefrom to be made on the Payment Date,

•	[the amount, if any, drawn on the Letter of Credit and the amount, if any, payable to the Letter of Credit Provider including any interest accrued on the drawn amount;]

•
[the amount, if any, payable by the [Cap][Swap] Counterparty to the Trust in respect of Series [_]-[_] under the [Cap][Swap] Agreement [and the amount, if any, payable by the Trust from Series [_]-[_] Available Funds to the Swap Counterparty under the Swap Agreement] with respect to the Payment Date;]

•
information on the pool composition and the performance of the Receivables for the calendar month immediately preceding the Payment Date, including the Pool Balance and the number of Receivables in the pool at the beginning and end of the Payment Date, and the aggregate amount paid by an Originator, the Marketing Agent, the Servicer or the Parent Support Provider, as applicable, to reacquire or acquire certain Receivables,

•
delinquency and write-off information on the Receivables for the calendar month immediately preceding the Payment Date, and any material change in practices with respect to write-offs and collection and management of delinquent Receivables or any other servicing practices,

•	the amount of Series [_]-[_] Available Funds released to the holder of the [Certificates][Class R Interest],

•	any material modifications, extensions or waivers to Receivables terms, fees, penalties or payments during the related Collection Period,

•	any material breaches of representations, warranties or covenants contained in the Receivables Transfer Agreement[s] or the Transfer and Servicing Agreement,

•	any material change in the underwriting, origination or acquisition of Receivables, and

•	information on tests used to determine whether an Amortization Event has occurred.

The Servicer, on behalf of the Trust, will file a Form 10-D for the Trust with the SEC within fifteen (15) days after each Payment Date which will include the monthly investor report for that Payment Date and the following information, if applicable:

•	a description of any events that triggered a review of the ARR Receivables by the Asset Representations Reviewer during the prior calendar month,

•	if the Asset Representations Reviewer delivered a review report during the prior month, a summary of the report,

•
if the Asset Representations Reviewer resigned or was removed, replaced or substituted, or if a new asset representations reviewer was appointed during the prior calendar month, the identity and experience of the new asset representations reviewer, the date and the circumstances surrounding the change, and

•
information required with respect to any request from a Public Group [_] Noteholder or a Verified Note Owner during the prior calendar month to communicate with other Creditors, as described under “Description of the Notes—Noteholder Communications.”

If any required payments are past due and unpaid, the monthly investor report will indicate any changes to the amount unpaid.  The Servicer will use the monthly investor report to instruct the Master Collateral Agent on amounts to be withdrawn from the Collection Account and deposited into the Distribution Account and to instruct the Paying Agent on payments to be made to the Noteholders on each Payment Date.  None of the Master Collateral Agent, the Indenture Trustee or the Paying Agent will have any obligation to verify calculations made by the Servicer.

ANNUAL COMPLIANCE REPORTS

The Transfer and Servicing Agreement will provide for delivery by the Servicer to the Trust, the Master Collateral Agent, the Indenture Trustee and the Owner Trustee, no later than ninety (90) days after the end of the calendar year, of a certificate signed by an officer of the Servicer stating that the Servicer has fulfilled its obligations under the Transfer and Servicing Agreement throughout the preceding twelve (12) months (or, in the case of the first certificate, from the Closing Date) in all material respects or, if there has been a material default in the fulfillment of any obligation under the Transfer and Servicing Agreement, describing each default pursuant to Item 1123 of Regulation AB, 17 C.F.R. §229.1123, as required by General Instruction J(2)(g) of Form 10-K.

The Transfer and Servicing Agreement also will require the Servicer to furnish to the Trust, the Master Collateral Agent, the Administrator, the Indenture Trustee and the Owner Trustee, no later than ninety (90) days after the end of the calendar year, any report or information required to facilitate compliance by the Trust with Item 1122 of Regulation AB, 17 C.F.R. §229.1122, as required by General Instruction (J)(2)(f) of Form 10-K.  This report will assess the compliance by the Servicer and any other party participating in the servicing function (as defined in Regulation AB) with certain servicing criteria relating to the servicing of the Receivables during the preceding twelve (12) months (or, in the case of the first certificate, from the Closing Date, which will be a [longer][shorter] period) described in Item 1122.  If applicable, a summary of all instances of material non-compliance disclosed by the Servicer under Item 1122, if any, steps taken to remedy any material non-compliance and the status of any remedial steps will be included.

The Transfer and Servicing Agreement will provide that a firm or firms of nationally recognized independent accountants will furnish to the Trust, the Master Collateral Agent, the Administrator, the Indenture Trustee and the Owner Trustee annually, no later than ninety (90) days after the end of the calendar year, an attestation to the assessment made by the Servicer and any other party participating in the servicing function as to its compliance in all material respects with the applicable servicing criteria.

The Servicer will file the compliance certificate, any assessment report and any accountant’s attestation, each as set forth in the immediately preceding three paragraphs, with the SEC as exhibits to the Trust’s annual report on Form 10-K within ninety (90) days after the end of the calendar year.  Copies of these statements and certificates may be obtained by Noteholders by a request in writing addressed to the Indenture Trustee.

In addition, the Indenture will require that the Indenture Trustee, pursuant to Section 313 of the Trust Indenture Act, distribute each year to all Noteholders a brief report relating to its eligibility and qualification to continue as Indenture Trustee under the Indenture, any amounts advanced by it under the Indenture, the amount, interest rate and maturity date of certain indebtedness owing by the Trust to the Indenture Trustee in its individual capacity, the property and funds physically held by the Indenture Trustee in its capacity as Indenture Trustee and any action taken by it that materially affects the Notes and that has not been previously reported.

U.S. FEDERAL INCOME TAX CONSEQUENCES

 The following discussion of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes, to the extent it relates to matters of law or legal conclusions with respect thereto, represents the opinion of Morgan, Lewis & Bockius LLP, as Tax Counsel, on the material matters associated with those consequences, subject to the qualifications described in this prospectus. The discussion is limited to prospective purchasers who acquire their Notes at original issuance at their issue price and who beneficially own their Notes as ‘capital assets’ within the meaning of Section 1221 of the Code.  These statements do not purport to furnish information in the level of detail or with the attention to the investor’s specific tax circumstances that would be provided by an investor’s own tax advisor.  Accordingly, each investor is advised to consult its own tax advisor with regard to the U.S. federal, state, local, foreign and any other tax consequences to it of investing in the Notes.

A Noteholder that uses an accrual method of accounting for U.S. federal income tax purposes generally would be required to include certain amounts in income no later than the time those amounts are reflected on certain financial statements.  The application of this rule thus may require the accrual of income earlier than would be the case under the general rules discussed below, although the precise application of this rule is unclear at this time.  The Treasury released proposed regulations that would exclude from this rule any item of gross income for which a taxpayer uses a special method of accounting required by certain sections of the Code, including, income subject to the timing rules for OID, income under the contingent payment debt instrument rules, income and gain associated with an integrated transaction, de minimis OID, accrued market discount, and de minimis market discount.  These regulations were recently finalized in a manner that adopted the exclusions provided for in the proposed regulations without substantial relevant revision. The final regulations are effective for taxable years beginning on or after the later of January 1, 2021 or the date the final regulations are filed for public inspection in the Federal Register.  Moreover, a taxpayer may also generally rely on the final regulations for taxable years beginning after December 31, 2017, but before the later of the two dates mentioned in the immediately preceding sentence.  Prospective investors are encouraged to consult their tax advisors with regard to the application of these rules.

In addition, the Tax Cuts and Jobs Act imposes limits on the deductibility of business interest expense in excess of business interest income.  The following discussion does not further address the accounting rules that could accelerate income or whether interest on the Notes qualifies as business interest income for a particular holder.  Prospective investors in the Notes that use an accrual method of accounting for U.S. federal income tax purposes or that have business interest expense are urged to consult with their tax advisors regarding the potential applicability of this legislation to their particular situation.

Finally, the CARES Act made numerous changes to the Code that could impact the tax considerations that investors may consider relevant in acquiring, holding or disposing of the Notes. Prospective investors should consult their own tax advisor regarding the impact that the CARES Act may have on their ownership, acquisition and disposition of the Notes.

The following discussion is based upon current provisions of the Code, the Treasury regulations promulgated under the Code and judicial or ruling authority, all of which are subject to change, which change may be retroactive.  The Trust will be provided with an opinion of Tax Counsel regarding the U.S. federal income tax matters discussed below.

The discussion below does not purport to deal with U.S. federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules, and does not address which forms should be used to report information related to the Notes to the IRS.  For example, it does not discuss the tax treatment of Noteholders that are insurance companies, regulated investment companies or dealers in securities.  Moreover, there are no cases or IRS rulings directly on point with respect to similar transactions in which a trust issued both equity interests and debt instruments with terms similar to those of the Notes.  Further, an opinion of Tax Counsel is not binding on the IRS or the courts.  No ruling on any of the issues discussed below will be sought from the IRS.  As a result, the IRS may disagree with all or one or more parts of the discussion below.  It is suggested that prospective investors consult their own tax advisors in determining the U.S. federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the Notes.

Tax Characterization of the Trust

On the Closing Date, Tax Counsel will deliver its opinion that the Trust will not be classified as an association [(or publicly traded partnership)] taxable as a corporation for U.S. federal income tax purposes.  This opinion will be based on the assumption that the terms of the Trust Agreement and related transaction documents will be complied with by the parties thereto.

If the Trust were taxable as a corporation for U.S. federal income tax purposes, the Trust would be subject to U.S. federal corporate income tax on its taxable income.  The Trust’s taxable income would include all of its income on the Receivables, possibly reduced by its interest expense on the Notes.  Any corporate income tax could materially reduce cash available to make payments on the Notes.

Tax Consequences to Owners of the Notes

Treatment of the Notes as Indebtedness.  The Depositor and any Noteholders will agree, and the Note Owners, by their purchase of Notes, will agree to treat the Notes as debt for purposes of U.S. federal and state income tax, franchise tax and any other tax imposed on or measured in whole or in part by income.  Tax Counsel will deliver its opinion that the Notes held by parties unaffiliated with the Trust will be classified as debt for U.S. federal income tax purposes.  The discussion below assumes this classification of the Notes is correct.

OID, Etc.  The discussion below assumes that all payments on the Notes are denominated in U.S. dollars, and that the Notes are not entitled to interest payments with disproportionate, nominal or no principal payments.  Moreover, except as stated below, the discussion assumes that the interest formula for the Notes meets the requirements for “qualified stated interest” under the OID Regulations, and that any OID on the Notes (i.e., any excess of the “stated redemption price at maturity” of the Notes over their issue price) does not exceed a de minimis amount.  For this purpose, a de minimis discount is an amount of discount that is less than an amount equal to 0.25% of the weighted average maturity of the Notes (calculated by treating any projected principal payments received during the year as received at the beginning of the year) multiplied by the stated redemption price at maturity of the relevant class of Notes, all within the meaning of the OID Regulations.  In determining whether any OID on the Notes is de minimis, the Depositor expects to use the Note Prepayment Assumption to determine the weighted average maturity of the Notes.

If a class of Notes is in fact issued at a greater than de minimis discount or is treated as having been issued with OID under the OID Regulations, the following general rules will apply.

The excess of the “stated redemption price at maturity” of such class of Notes (generally equal to the initial Note Balance of such class of Notes as of the date of original issuance thereof plus all interest other than “qualified stated interest payments” payable on such class of Notes prior to or at maturity) over the original issue price thereof (in this case, the initial offering price at which a substantial amount of the class of Notes are sold to the public) will constitute OID.  “Qualified stated interest” is any interest payable at a fixed rate or qualifying variable rate at least annually in cash over the entire term of the Notes.  A holder of a Note that was issued with OID must include OID in income over the term of the Note under a constant yield method regardless of when such OID is actually paid.  In general, OID must be included in income in advance of the receipt of the cash representing that income.

In the case of a debt instrument (including a Note) as to which the repayment of principal may be accelerated as a result of the prepayment of other obligations securing the debt instrument (such as the Receivables), under Section 1272(a)(6) of the Code, the periodic accrual of OID is determined by taking into account (i) a prepayment assumption determined in the manner prescribed by regulations, and (ii) adjustments in the accrual of OID when prepayments do not conform to the prepayment assumption.  Regulations prescribing the manner to determine the prepayment assumption have yet to be proposed or adopted.  It is unclear whether the requirement to use a prepayment assumption would be applicable to the Notes in the absence of these regulations or whether use of a reasonable prepayment assumption (generally the assumption used to price the debt offering) may be required or permitted without reliance on these regulations.  If the requirement to use a prepayment assumption applies to the Notes, the amount of OID that will accrue in any given “accrual period” may either increase or decrease depending upon the actual prepayment rate of the Receivables securing the Notes.  In the absence of regulations (or statutory or other administrative clarification), any information reports or returns to the IRS and the note owners regarding OID, if any, will be based on the Note Prepayment Assumption.  However, no representation is or will be made that the Receivables will prepay in accordance with the Prepayment Assumption or that the Notes will prepay in accordance with the Note Prepayment Assumption or in accordance with any other assumption.  Accordingly, Note owners are advised to consult their own tax advisors regarding the impact of any prepayments of the Receivables or the Notes (and the OID Regulations) if the Notes offered hereunder are issued with OID.

For additional information, you should refer to “—Interest Income on the Notes” below.

Interest Income on the Notes.  The interest on the Notes will be taxable to a Note owner as ordinary interest income when received or accrued in accordance with that Note owner’s method of tax accounting.  If the Notes are issued with a de minimis amount of OID, the following rules apply. Under the OID Regulations, absent an election by a Note owner to accrue all income on a Note on a constant yield basis, the Note owner of a Note issued with a de minimis amount of OID must include that de minimis OID in income, on a pro rata basis, as principal payments are made on the Note.

Market Discount and Premium on the Notes.  Subject to a statutorily defined de minimis rule for market discount and a required election for premium, absent an exception based on a taxpayer’s unique circumstances, a purchaser who buys a Note for more or less than its Note Balance will be subject to the premium amortization or market discount rules, respectively, of the Code.

 [Treatment of Make-Whole Payments and Additional Interest Amounts.  If a Make-Whole Payment or an Additional Interest Amount is made with respect to a Note, we intend to treat any such payment as interest for U.S. federal income tax purposes.  Although there are Treasury regulations that apply to debt instruments that provide for contingent payments, these Treasury regulations do not apply to debt instruments the repayment of which may be accelerated by reason of prepayment on obligations securing that debt instrument or if the likelihood of the contingent payment is sufficiently remote or incidental.  Although Make-Whole Payments and Additional Interest Amounts could be viewed as contingent payments, we do not intend to treat the Notes as subject to the Treasury regulations governing the treatment of contingent payments and will treat a Note owner as taxable on a Make-Whole Payment or Additional Interest Amount only when received or accrued according to each Note owner’s method of tax accounting.  Each Note owner should discuss the treatment of Make-Whole Payments or Additional Interest Amounts with its tax advisors.]

[Benchmark Replacement. If an alternative method or index is designated in place of One-Month LIBOR for the Class A-1b Notes, the U.S. federal income tax consequences of such a replacement are uncertain.  If such a replacement constituted a “significant modification” of the Class A-1b Notes under Treasury Regulation section 1.1001-3, the replacement may result in a deemed taxable exchange of the Class A-1b Notes and the realization of gain or loss, as well as other corollary tax consequences.

The IRS and the Treasury have proposed regulations, upon which taxpayers may rely until the promulgation of final regulations, that, in certain circumstances, could reduce the likelihood that replacing a rate based on One-Month LIBOR with an alternative method or index would constitute a “significant modification” as described above.  However, we can provide no assurance that these regulations, in their current form, will provide any relief from the tax consequences described above if such a replacement is effected with respect to the Class A-1b Notes.

Moreover, the IRS recently published Revenue Procedure 2020-44, which set forth certain safe harbors pursuant to which replacing a rate based on LIBOR with an alternative method or index would not constitute a “significant modification.”  However, we can provide no assurance that this revenue procedure would provide any relief from the tax consequences described above in the event that such a replacement is effected with respect to the Class A-1b Notes.

Holders of the Class A-1b Notes should consult their own tax advisors with respect to the consequences of the designation of an alternative method or index in place of One-Month LIBOR.]

Sale or Other Disposition.  If a Note owner sells a Note, the Note owner will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the Note owner’s adjusted tax basis in the Note.  The adjusted tax basis of a Note to a particular Note owner will generally equal the Note owner’s cost for the Note, increased by any market discount, acquisition discount and OID previously included in income by that Note owner with respect to the Note and decreased by the amount of bond premium, if any, previously amortized and by the amount of payments of principal and OID previously received by that Note owner with respect to that Note.  Any resulting gain or loss, and any gain or loss recognized on a prepayment of the Notes, will be capital gain or loss if the Note was held as a capital asset, except for any gain representing accrued interest and accrued market discount, in either case, not previously included in income.  Capital gain or loss will be long term if the Note was held by the Note owner for more than one (1) year and otherwise will be short term.  Noncorporate Note owners may be entitled to preferential income tax rates with respect to certain long-term capital gains.  Except for an annual $3,000 exception applicable to individuals, capital losses may be used only to offset capital gains or certain gains treated as capital gains under the Code.

Net Investment Income.  A tax of 3.8% is imposed on the “net investment income” of certain U.S. individuals, trusts and estates.  Among other items, net investment income generally includes gross income from interest and net gain attributable to the disposition of certain property, less certain deductions.  Note owners that are U.S. Persons should consult their own tax advisors regarding the possible implications of this tax in their particular circumstances.

Foreign Owners.  Except as described below with respect to backup withholding or FATCA, interest paid (or accrued) and/or OID accrued to a Foreign Owner generally will be considered “portfolio interest,” and generally will not be subject to U.S. federal income tax and withholding tax if the interest is not effectively connected with the conduct of a trade or business within the United States by the Foreign Owner and:

1. the Foreign Owner is not actually or constructively a “10 percent shareholder” of the Trust or the Depositor (including by reason of holding 10% or more of the Certificates) or a “controlled foreign corporation” with respect to which the Trust or the Depositor is a “related person” within the meaning of the Code;

2. the Foreign Owner is not a bank receiving interest described in Section 881(c)(3)(A) of the Code;

3. the interest is not contingent interest as described in Section 871(h)(4) of the Code; and

4. the Foreign Owner does not bear any of certain specified relationships to any Certificateholder.

To qualify for the portfolio interest exemption, the Foreign Owner must provide the applicable trustee or other Person who is otherwise required to withhold U.S. federal income tax with respect to the Notes with an appropriate statement (on IRS Form W-8BEN, IRS Form W-8BEN-E or applicable similar or successor forms), signed under penalty of perjury, certifying that the beneficial owner of the Note is a Foreign Owner and providing the Foreign Owner’s name and address.  Interest paid to a Foreign Owner is also not subject to U.S. federal withholding tax if such interest is effectively connected with the conduct of a trade or business within the United States by the Foreign Owner and such Foreign Owner submits a properly executed IRS Form W-8ECI (or applicable successor form).  If a Note is held through a securities clearing organization or other financial institution, the organization or institution may provide the relevant signed statement to the withholding agent; in that case, however, the Foreign Owner must provide the securities clearing organization or other financial institution with an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI or applicable similar or successor form.  An IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI remains in effect for a period beginning on the date the form is signed and generally ending on the last day of the third succeeding calendar year, absent a change in circumstances causing any information on the form to be incorrect.  However, under certain circumstances, the IRS Form W-8BEN or IRS Form W-8BEN-E can remain in effect indefinitely.  The Foreign Owner must notify the Person to whom it provided the IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI or applicable similar or successor form of any changes to the information on the Form or applicable similar or successor form.  If interest paid to a Foreign Owner is not considered portfolio interest and is not effectively connected with the conduct of a trade or business within the United States by the Foreign Owner, then it will be subject to U.S. federal income and withholding tax at a rate of 30 percent, unless reduced or eliminated pursuant to an applicable tax treaty.  In order to claim the benefit of any applicable tax treaty, the Foreign Owner must provide the applicable trustee or other Person who is required to withhold U.S. federal income tax with respect to the Notes with an appropriate statement (on IRS Form W-8BEN, IRS Form W-8BEN-E or applicable similar or successor form), signed under penalty of perjury, certifying that the Foreign Owner is entitled to benefits under the treaty.

Except as described below with respect to backup withholding or FATCA, any capital gain realized on the sale, redemption, retirement or other taxable disposition of a Note by a Foreign Owner will be exempt from U.S. federal income and withholding tax, provided that (1) the gain is not effectively connected with the conduct of a trade or business in the United States by the Foreign Owner and (2) in the case of an individual Foreign Owner, the Foreign Owner is not present in the United States for one-hundred eighty-three (183) days or more during the taxable year of disposition.

If interest paid to a Foreign Owner or gain on the sale, redemption, retirement or other taxable disposition of a Note is effectively connected with the conduct of a trade or business within the United States by the Foreign Owner, then although the foreign person will be exempt from the withholding of tax previously discussed if an appropriate statement is provided, such Foreign Owner generally will be subject to U.S. federal income tax on such interest (including OID) or gain at applicable graduated federal income tax rates.

In addition, if the Foreign Owner is a foreign corporation, it may be subject to a branch profits tax equal to 30% of the “effectively connected earnings and profits” within the meaning of the Code for the taxable year, as adjusted for certain items, unless such Foreign Owner qualifies for a lower rate under an applicable tax treaty.

Special rules, not addressed in this discussion, may apply to Persons purchasing Notes through entities or arrangements treated for U.S. federal income tax purposes as partnerships, and any partnership purchasing Notes and Persons purchasing Notes through a partnership should consult their own tax advisors in that regard.

Backup Withholding.  Each Note owner (other than an exempt Note owner, including a corporation, tax-exempt organization, qualified pension and profit-sharing trust, individual retirement account or nonresident alien who provides certification as to status as a nonresident) will be required to provide to the trustee, under penalties of perjury, a certificate (on IRS Form W-9 or applicable successor form) providing the Note owner’s name, address, correct federal taxpayer identification number and a statement that the Note owner is not subject to backup withholding.  Should a nonexempt Note owner fail to provide the required certification, amounts otherwise payable to the Note owner may be subject to backup withholding at the then-applicable rate, and the trustee will be required to withhold and remit the withheld amount to the IRS.  Backup withholding is not an additional tax.  Any amount withheld would be credited against the Note owner’s U.S. federal income tax liability.  The Trust will be required to report annually to the IRS, and to each related Note owner of record, the amount of interest paid and OID accrued, if any, on the Notes, except as to exempt Note owners.

Possible Alternative Treatments of the Notes.  If, contrary to the opinion of tax counsel, the IRS successfully asserted that one or more of the Notes did not represent debt for U.S. federal income tax purposes, such Notes might be treated as equity interests in the Trust.  Such treatment could cause the Trust to be treated as having publicly traded equity.  If so treated, the Trust could be taxable as a corporation or publicly traded partnership with the adverse consequences described above (and the taxable corporation or publicly traded partnership would not be able to reduce its taxable income by deductions for interest expense on Notes recharacterized as equity).  If the Trust is treated as a partnership (and not a publicly-traded partnership) for tax purposes, treatment of the Notes as equity interests in such partnership could have adverse tax consequences to some Note owners.  For example, income realized by some tax-exempt entities (including pension funds) from such partnership may be treated as “unrelated business taxable income,” income realized by foreign owners may be subject to U.S. federal income tax and withholding taxes and cause foreign owners to be subject to U.S. federal income tax return filing and withholding requirements, and individual Note owners might be subject to some limitations on their ability to deduct their share of Trust expenses.

Foreign Account Tax Compliance.  In addition to the rules described above regarding the potential imposition of U.S. withholding taxes on payments to non-U.S. Persons, withholding taxes could also be imposed under the FATCA regime.  Under FATCA, foreign financial institutions (defined broadly to include hedge funds, private equity funds, mutual funds, securitization vehicles and other investment vehicles) must comply with information gathering and reporting rules with respect to their U.S. account holders and investors and may be required to enter into agreements with the IRS pursuant to which such foreign financial institutions must gather and report certain information to the IRS (or, pursuant to an applicable intergovernmental agreement, to their local tax authorities who will report such information to the IRS) and withhold U.S. federal income tax from certain payments made by them.  Foreign financial institutions that fail to comply with the FATCA requirements will be subject to a 30% withholding tax on U.S. source payments, including interest, OID and (subject to the caveat below) gross proceeds from the sale of any equity or debt instruments of U.S. issuers.  Notwithstanding the foregoing, the IRS has issued proposed regulations, upon which taxpayers may generally rely until the promulgation of final regulations, that exclude gross proceeds from the sale or other disposition of the Notes from the application of the withholding tax imposed under FATCA.  Payments of interest or OID to foreign non-financial entities and gross proceeds (subject to the caveat above) will also be subject to a withholding tax of 30% if the entity does not certify that it does not have any substantial U.S. owner or provide the name, address and TIN of each substantial U.S. owner.  The FATCA withholding tax will apply regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., under the portfolio interest exemption or as capital gain) and regardless of whether the foreign financial institution is the beneficial owner of such payment.  Prospective investors should consult their tax advisors regarding FATCA.

Reportable Transactions.  A penalty in the amount of $10,000 in the case of a natural person and $50,000 in any other case is imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a “reportable transaction” (as defined in Section 6011 of the Code). The rules defining “reportable transactions” are complex, but include (and are not limited to) transactions that result in certain losses that exceed threshold amounts. Prospective investors are advised to consult their own tax advisers regarding any possible disclosure obligations in light of their particular circumstances.

MATERIAL STATE TAX CONSEQUENCES

The above discussion does not address the tax treatment of the Trust, the Notes or any Note owners under any state or local tax laws.  The activities to be undertaken by the Servicer in servicing and collecting the Receivables will take place in various states and, therefore, many different state and local tax regimes could potentially apply to different portions of these transactions.  Prospective investors are urged to consult with their tax advisors regarding the state and local tax treatment of the Trust as well as any state and local tax consequences for them from purchasing, holding and disposing of Notes.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER BENEFIT PLANS

General Investment Considerations for Fiduciaries Investing Plan Assets

Subject to the discussion below, the Notes may be purchased with the assets of Plans, as well as by governmental plans (as defined in Section 3(32) of ERISA) and other Benefit Plans that are not subject to Title I of ERISA or Section 4975 of the Code.

ERISA imposes certain requirements on the fiduciaries of a plan and on Persons who are subject to ERISA’s general fiduciary requirements, including the requirement of investment prudence and diversification and the requirement that the investments of a benefit plan made in accordance with its governing documents.  The prudence of a particular investment must be determined by the responsible fiduciary of a Plan by taking into account the particular circumstances of the Plan and all of the facts and circumstances of the investment, including, but not limited to, the matters discussed under “Risk Factors” and the fact that in the future there may be no market in which the fiduciary will be able to sell or otherwise dispose of the Notes should it purchase them.  Accordingly, any Person who exercises any authority or control over the management or disposition of a Plan’s assets is considered to be a fiduciary of that Plan.  Under ERISA’s general fiduciary standards, before investing in the Notes, a Plan fiduciary should determine, among other factors:

•	whether the investment is permitted under the Plan’s governing documents,

•	whether the fiduciary has the authority to make the investment,

•	whether the investment is consistent with the Plan’s funding objectives,

•	the tax effects of the investment,

•
whether under the general fiduciary standards of investment prudence and diversification an investment in any Notes is appropriate for the Plan, taking into account the overall investment policy of the Plan and the composition of the Plan’s investment portfolio, and

•	whether the investment is prudent considering the factors discussed in this prospectus.

In addition, ERISA and Section 4975 of the Code prohibit a broad range of transactions involving assets of a Plan and Persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code.  A violation of these “prohibited transaction” rules may result in the imposition of significant excise taxes and other penalties and liabilities for these Persons or the fiduciaries of the Plan.

A fiduciary of any Plan should carefully review with its legal and other advisors whether the purchase, holding or disposition of any Notes, could give rise to a transaction prohibited or otherwise impermissible under ERISA or Section 4975 of the Code.  Unless otherwise stated, references to the purchase, holding and disposition of the Notes in this section also refer to the purchase, holding and disposition of an interest or participation in the Notes.

Prohibited Transactions

Whether or not an investment in the Notes will give rise to a transaction prohibited or otherwise impermissible under ERISA or Section 4975 of the Code will also depend on the structure of the Trust and whether the assets of the Trust will be deemed to be “plan assets” of a Plan investing in Notes issued by the Trust.  Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA, or the “plan assets regulation,” a Plan’s assets may be deemed to include an interest in the underlying assets of the Trust if the Plan acquires an “equity interest” in the Trust and none of the exceptions contained in the plan assets regulation are applicable.  In general, an “equity interest” is defined under the plan assets regulation as any interest in an entity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features.

Although there is little guidance on the subject, the Depositor believes that the Notes will be treated as indebtedness without substantial equity features for purposes of the plan assets regulation.  This assessment is based upon the traditional debt features of the Notes, including the reasonable expectation of the purchasers of the Notes that the Notes will be repaid when due, traditional default remedies, and on the absence of conversion rights, warrants and other typical equity features.

Without regard to whether the Notes are treated as debt for ERISA purposes, the purchase, holding and disposition of the Notes by or on behalf of a Plan could be considered to give rise to a direct or indirect prohibited transaction under ERISA or Section 4975 of the Code if the Trust, the Owner Trustee, the Indenture Trustee, the underwriters or any of their respective affiliates, including Cellco, is or becomes a “party in interest” under ERISA or a “disqualified person” under Section 4975 of the Code with respect to the Plan.  In this case, exemptions from the prohibited transaction rules could be applicable to the purchase, holding and disposition of Notes by or on behalf of a plan, depending on the type and circumstances of the Plan fiduciary making the decision to purchase a Note and the relationship of the party in interest to the Plan investor.  Included among these exemptions are:

•	PTCE 84-14, regarding transactions effected by qualified professional asset managers,

•	PTCE 90-1, regarding transactions entered into by insurance company pooled separate accounts,

•	PTCE 91-38, regarding transactions entered into by bank collective investment funds,

•	PTCE 95-60, regarding transactions entered into by insurance company general accounts, and

•	PTCE 96-23, regarding transactions effected by in-house asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption for some transactions between a Plan and a Person that is a party in interest or disqualified person with respect to a Plan solely by reason of providing services to the Plan or having a relationship with a service provider (other than a party in interest or a disqualified person that is, or is an affiliate of, a fiduciary with respect to the assets of the Plan involved in the transaction), if the Plan pays no more than, and receives no less than, adequate consideration in connection with the transaction.  However, there can be no assurance that any of the exemptions described above, or any other exemption will be available with respect to any particular transaction involving the Notes.  Even if the conditions in one or more of these exemptions are met, the scope of relief may not necessarily cover all acts that might be construed as prohibited transactions.  Prospective purchasers that are Plans should consult with their legal advisors regarding the applicability of any exemption.

Any Plan (and any fiduciary acting on behalf of a Plan) that purchases, holds or disposes of Notes of any class will be deemed to have represented that its purchase, holding or disposition of the Notes does not and will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code due to the applicability of a statutory or administrative exemption from the prohibited transaction rules.

Benefit Plans Not Subject to ERISA or the Code

Some Benefit Plans, including governmental plans, non-U.S. plans and some church plans (each as defined or described in ERISA) are not subject to the prohibited transaction provisions of ERISA and Section 4975 of the Code.  However, these non-ERISA plans may be subject to provisions of Similar Laws.  In addition, governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) that are qualified and exempt from taxation under Sections 401(a) and 501(a) of the Code are subject to the prohibited transaction rules in Section 503 of the Code.  Each such Other Plan, and each Person acting on behalf of or investing the assets of such Other Plan, that purchases, holds or disposes of Notes will be deemed to have represented that its purchase, holding and disposition of the Notes does not and will not result in a non-exempt violation of these Similar Laws or regulations.

Additional Considerations

Because Cellco, the Depositor, the Trust, [the Additional Transferor,] the Owner Trustee, the Master Collateral Agent, the Indenture Trustee, [the [Cap][Swap] Counterparty,] [the Letter of Credit Provider,] the underwriters or any of their affiliates may receive certain benefits in connection with the sale or holding of Notes, the Notes may not be purchased with the assets of a Benefit Plan if any of these parties (a) has investment or administrative discretion with respect to the Benefit Plan assets; (b) has authority or responsibility to give, or gives, investment advice with respect to the Benefit Plan assets for a fee; or (c) is an employer maintaining or contributing to the Benefit Plan, unless the purchase and holding of the Notes would be covered by an applicable prohibited transaction exemption or will not cause a non-exempt violation of any Similar Laws.

Prospective Benefit Plan investors in the Notes should consult with their legal advisors concerning the impact of ERISA and the Code or Similar Laws, the availability of other exemptions from the prohibited transaction rules that may apply to them, and the potential consequences in their specific circumstances, prior to making an investment in the Notes.  Each Benefit Plan fiduciary should also determine whether under the general fiduciary standards of investment prudence and diversification, an investment in the Notes is appropriate for the Benefit Plan, taking into account the overall investment policy of the Benefit Plan and the composition of the Benefit Plan’s investment portfolio.

The sale of the Notes to a Benefit Plan is in no respect a representation by Cellco, the Depositor, the Trust, [the Additional Transferor,] the Owner Trustee, the Indenture Trustee, the underwriters, any of their affiliates, or any other Person that the investment meets all relevant legal requirements for investments by Benefit Plans generally or by any particular Benefit Plan, or that the investment is appropriate for Benefit Plans generally or for any particular Benefit Plan.

AFFILIATIONS AND RELATIONSHIPS AND RELATED TRANSACTIONS

Cellco is the Sponsor of this securitization transaction and the Servicer of and the Marketing Agent for the Receivables.  As the Sponsor, Cellco caused the Depositor to be formed for purposes of participating in securitization transactions.  Cellco is the sole member of the Depositor.  Cellco caused the Depositor to form the Trust that is the issuing entity for this securitization transaction.  Cellco will be the Administrator of the Trust and the Custodian of the Receivables files.

The Originators[, the Additional Transferor] and Verizon Wireless Services, as agent of the Originators, are affiliates of Cellco.  Cellco is a subsidiary of the Parent Support Provider.  The Depositor and the True-up Trust will be the initial Certificateholders.

In the ordinary course of business from time to time, Cellco and its affiliates have business relationships and agreements with affiliates of the [[Cap][Swap] Counterparty][, the Letter of Credit Provider,] the Owner Trustee, the Master Collateral Agent, the Indenture Trustee and their affiliates, including commercial banking and corporate trust services, committed credit facilities, underwriting agreements, hedging agreements, and investment and financial advisory services, all on arm’s length terms and conditions.

[[___], [___], [___] and [___], affiliates of the underwriters, are lenders to the Trust under one financing arrangement, to which a portion of the Trust DPPAs currently are pledged.]  [The Depositor expects to acquire certain Receivables from the Additional Transferor, a [____] and affiliate of Cellco, the Depositor and the Originators.]  [Insert any additional affiliations with any parties and any underwriter or affiliate of any underwriter.]

[The [Cap][Swap] Counterparty is an affiliate of [___].] [The Letter of Credit Provider is an affiliate of [____].]

WHERE YOU CAN FIND MORE INFORMATION ABOUT YOUR NOTES

The Trust

The Indenture Trustee will provide to Noteholders (which will be Cede & Co. as the nominee of DTC unless definitive Notes are issued under the limited circumstances described in this prospectus) unaudited monthly and annual reports concerning the Receivables and certain other matters.  The [Indenture Trustee][Master Collateral Agent] will post each monthly investor report filed on Form 10-D and, upon receipt from the Trust, each annual report on Form 10-K, any current reports on Form 8-K and any amendments to those reports, on its password protected website located at [___].  For additional information, you should refer to “Monthly Investor Reports” and “Annual Compliance Reports.”  Copies of these reports may be obtained at no charge.

The Depositor

The Depositor has filed with the SEC the registration statement under the Securities Act of which this prospectus forms a part.  This prospectus does not contain all the information contained in the registration statement.  The Depositor has satisfied the registrant requirements for use of Form SF-3 contained in General Instruction I.A.1 of Form SF-3.  The SEC maintains a website (http://www.sec.gov) that contains reports, registration statements and other information regarding issuers that file electronically with the SEC using the SEC’s Electronic Data Gathering Analysis and Retrieval system (commonly known as EDGAR).  All reports filed by the Depositor may be found on EDGAR, or any successor electronic filing website, filed under the name of the Depositor and under the SEC Central Index Key set forth on the cover of this prospectus, and all reports filed with respect to the Trust will be filed under registration file number 333-[_]-[_].  Copies of the transaction documents and the other applicable Series Related Documents relating to the Notes will also be filed with the SEC on EDGAR under the registration number shown above.

For the time period that the Trust is required to report under the Exchange Act, the Depositor, on behalf of the Trust, will file the reports required under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act.  These reports include (but are not limited to):

•	Reports on Form 8-K (Current Report) including as exhibits to the Form 8-K, the transaction documents and any other Series Related Documents;

•
Reports on Form 8-K (Current Report) following the occurrence of events specified in Form 8-K requiring disclosure, which are required to be filed within the time-frame specified in Form 8-K related to the type of event;

•
Reports on Form 10-D (Asset-Backed Issuer Distribution Report) containing the distribution and pool performance information required on Form 10-D, which are required to be filed fifteen (15) days following each Payment Date; and

•
Report on Form 10-K (Annual Report) containing the items specified in Form 10-K with respect to a fiscal year, and the items required pursuant to Items 1122 and 1123 of Regulation AB of the Exchange Act.

Unless specifically stated in the report, the report and any information included in the report will neither be examined nor reported on by an independent public accountant.

The distribution and pool performance reports filed on Form 10-D will be forwarded to each Noteholder as specified under “Monthly Investor Reports.”

A copy of any report may be obtained by any Noteholder by request to the Master Collateral Agent, the Indenture Trustee or the Depositor.

Static Pool Data

Static pool data with respect to the delinquency, cumulative loss and prepayment data for the Trust by (i) vintage pools of Device Payment Plan Agreements is presented in Annex A, (ii) the Receivables is presented in Annex B and (iii) prior securitized pools of Device Payment Plan Agreements for Consumer Obligors is presented in Annex C.

LEGAL PROCEEDINGS

[Certain legal proceedings involving the Master Collateral Agent are disclosed under “Master Collateral Agent.”] [Certain legal proceedings involving the Indenture Trustee are disclosed under “Indenture Trustee.”]  [There are no legal proceedings pending or known to be contemplated by any governmental authorities against the Sponsor, the Depositor, the Owner Trustee, the Indenture Trustee, the Master Collateral Agent, the Trust, the Servicer, the Marketing Agent[, the Additional Transferor] or any Originator, or of which any of their property is subject, that is material to Noteholders.]

[Describe any legal proceedings pending or known to be contemplated by governmental authorities against the Sponsor, the Depositor, the Owner Trustee, the Master Collateral Agent, the Indenture Trustee, the Trust, the Servicer, the Marketing Agent[, the Additional Transferor] or any Originator that are material to Noteholders.]

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement, the Trust has agreed to sell to [____], [___], [___], [___] and [___], as underwriters, and the underwriters have agreed to purchase, the entire Note Balance subject to the satisfaction of specific conditions, in the amounts set forth opposite its name below:

Underwriters	Class A-1[a] Notes	[Class A-1b Notes]	Class A-2 Notes	Class A-3 Notes	Class B Notes	Class C Notes	Class D Notes	Class E Notes
[___]	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]
[___]	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]
[___]	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]
[___]	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]
[___]	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]
[___]	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]
Total	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]	$[_]

The Trust has been advised by the underwriters that they propose initially to offer the Notes to the public at the prices described in this prospectus.  The underwriting discounts and commissions, the selling concessions that the underwriters may allow to certain dealers, and the discounts that the dealers may reallow to certain other dealers, each expressed as a percentage of the principal amount of the related class of Notes and as an aggregate dollar amount, shall be as follows:

	Underwriting Discount and Commissions	Net Proceeds(1)	Selling Concessions Not to Exceed(2)	Reallowance Not to Exceed
Class A-1[a] Notes	[_]%	[_]%	[_]%	[_]%
[Class A-1b Notes]	[_]%	[_]%	[_]%	[_]%
Class A-2 Notes	[_]%	[_]%	[_]%	[_]%
Class A-3 Notes	[_]%	[_]%	[_]%	[_]%
Class B Notes	[_]%	[_]%	[_]%	[_]%
Class C Notes	[_]%	[_]%	[_]%	[_]%
Class D Notes	[_]%	[_]%	[_]%	[_]%
Class E Notes	[_]%	[_]%	[_]%	[_]%
____________________

(1)	Before deducting expenses, estimated to be $[_________].
(2)	In the event of possible sales to affiliates, one or more of the underwriters may be required to forego a de minimis portion of the selling concession they would otherwise be entitled to receive.

[The [Depositor][the True-up Trust] [will retain [_]% of each class of Notes and] may retain some or all of one or more classes of the Notes.  The remaining Notes] [These Notes] may be sold, subject to the requirements in the Indenture, directly by the Trust or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Trust or the purchasers of these Notes.  If these Notes are sold through underwriters or broker-dealers, the Trust will be responsible for underwriting discounts or commissions or agent’s commissions.  These Notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.]

The closing of the sale of any class of Notes will be conditioned on the closing of the sale of all other classes of Notes.  After the initial public offering of the Notes, the public offering prices and the concessions may change.

Until the distribution of the Notes is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the Notes.  As an exception to these rules and in connection with the offering of the Notes, the underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the Notes.  Over-allotment transactions involve syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.  The underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes sold short in the offering may be reclaimed by the underwriters if Notes are repurchased by the underwriters in stabilizing or covering transactions.  Over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may stabilize, maintain or otherwise affect the market price of the Notes which may be higher than the price that might otherwise prevail in the open market.  Any transactions, if commenced, may be discontinued at any time.

Neither the Sponsor nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that any of the transactions described above may have on the price of the Notes.  In addition, neither the Sponsor nor any of the underwriters make any representation that the underwriters will engage in transactions described above or that any of these transactions, once commenced, will not be discontinued without notice.

The Notes are new issues of securities and there currently is no secondary market for the Notes.  The underwriters for the Notes expect to make a market in the Notes but will not be obligated to do so.  There is no assurance that a secondary market for the Notes will develop.  If a secondary market for the Notes does develop, it might end at any time or it might not be sufficiently liquid to enable you to resell any of your Notes.

Cellco has agreed to indemnify the underwriters against specific liabilities, including civil liabilities under the Securities Act, or to reimburse the underwriters for payments they may be required to make in connection with those liabilities.

In the ordinary course of their respective businesses, the underwriters and their respective affiliates have engaged and may engage in various financial advisory, investment banking and commercial banking transactions with Cellco, Verizon Communications and their affiliates and may purchase telecommunications services from Cellco, Verizon Communications and their affiliates in the ordinary course of business.

Each of Cellco, Verizon Communications and their affiliates may invest the funds in their bank accounts in obligations issued by the underwriters or their affiliates.  The Indenture Trustee may, from time to time, upon direction, invest the Series Bank Accounts in investments acquired from or issued by the underwriters.  The Master Collateral Agent may, from time to time, upon direction, invest the Collection Account in investments acquired from or issued by the underwriters.

It is expected that delivery of the Notes will be made against payment therefor on or about the Closing Date. Rule 15c6-1 of the U.S. Securities and Exchange Commission under the Exchange Act generally requires trades in the secondary market to settle in two (2) Business Days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two (2) Business Days prior to the delivery date thereof will be required to specify an alternate settlement cycle at the time of the trade to avoid a failed settlement.

[United Kingdom

This prospectus is not a prospectus for the purpose of the UK Prospectus Regulation.

Each underwriter will represent and warrant that:

•
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Trust or the Depositor; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.]

Each underwriter will also represent and warrant to the Trust that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes to any UK retail investor in the United Kingdom. For the purposes of this provision:

(a)
the expression “UK retail investor” means a Person who is one (or more) of the following: (A) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of the domestic law of the United Kingdom by virtue of the EUWA; or (B) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of the domestic law of the United Kingdom by virtue of the EUWA; or (C) not a qualified investor as defined in Article 2 of the UK Prospectus Regulation; and

(b)
the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe to the Notes.]

[European Economic Area

This prospectus is not a prospectus for the purpose of the Prospectus Regulation.

Each underwriter will represent and warrant to the Trust that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any Notes to any EU retail investor in the European Economic Area. For the purposes of this provision:

(a)
the expression “EU retail investor” means a Person who is one (or more) of the following: (A) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (B) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (C) not a qualified investor as defined in the Prospectus Regulation; and

(b)
the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.]

No action has been or will be taken by the Depositor, the Trust or the underwriters that would permit a public offering of the Notes in any country or jurisdiction where action for that purpose is required.  Accordingly, the Notes may not be offered or sold, directly or indirectly, and neither this prospectus, nor any term sheet, circular, form of application, advertisement or other material may be distributed in or from or published in any country or jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations.  Persons into whose possession all or any part of such documents come are required by the Trust, the Depositor and the underwriters to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, sell or deliver Notes or have in their possession or distribute such documents, in all cases at their own expense.

LEGAL OPINIONS

Morgan, Lewis & Bockius LLP will review or provide opinions on legal matters relating to the Notes and U.S. federal income tax and other matters for the Trust, the Depositor and the Servicer.  Mayer Brown LLP will review or provide opinions on legal matters relating to the Notes and other matters for the underwriters.

AVAILABLE INFORMATION

Within the prescribed period of time for tax reporting purposes after the end of each calendar year, the Indenture Trustee and the Owner Trustee will mail to each Person who at any time during the related calendar year has been a Noteholder or Certificateholder, respectively, and received any payment on the Notes or Certificates, respectively, held by that Person, a statement containing certain information for the purposes of that Noteholder’s or Certificateholder’s, as applicable, preparation of U.S. federal income tax returns.  [The [Servicer][Indenture Trustee] will make the foregoing statements available to the Noteholders each month via its Internet website, which is presently located at [______].]  See “U.S. Federal Income Tax Consequences” for additional information.

Schedule I

Glossary of Defined Terms

Certain terms used in this prospectus are defined below with respect to Series [_]-[_] but not any other Series.  If at any time in this prospectus a lower case term is used that is otherwise defined with respect to Series [_]-[_], as it applies to Series [_]-[_], such lower case term will be deemed to be the defined term with respect to Series [_]-[_].
“AAA” means the American Arbitration Association.
“Accrual Period” means, with respect to each Payment Date, and [(i)] the Class A-1[a] Notes, Class A-2 Notes, Class A-3 Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes, the period from and including the [_] day of the calendar month immediately preceding that Payment Date to but excluding the [_] day of the calendar month in which that Payment Date occurs (or from and including the Closing Date to but excluding [___], 20[_], for the first Payment Date), calculated on a “30/360” basis [and (ii) the Class A-1b Notes, the period from and including the Payment Date immediately preceding the current Payment Date to but excluding the current Payment Date (or from and including the Closing Date to but excluding [___], 20[_] for the first Payment Date), calculated on an “actual/360” basis.]
“Acquisition Date” means each date on which the Trust acquires Device Payment Plan Agreements from the Depositor.
“Additional Interest Amount” means, with respect to any class of Notes, interest accrued on such class of Notes during the related Accrual Period at the related Additional Interest Rate.
“Additional Interest Rate” means, with respect to (i) the Class A Notes, [_]%, (ii) the Class B Notes, [_]%, (iii) the Class C Notes, [_]%, (iv) the Class D Notes, [_]% and (v) the Class E Notes, [_]%.
[“Additional Transferor” means [____], a [___].]
[“Additional Transferor Receivables Transfer Agreement” means the Additional Transferor Receivables Transfer Agreement, dated as of [____], among the Additional Transferor, the Servicer and the Depositor.]
“Adjusted Series Invested Amount” means, with respect to any Group [_] Series and with respect to any date of determination, an amount equal to the sum of (i) the Discounted Series Invested Amount for such Group [_] Series as of such date and (ii) the Series Incremental Required Invested Amount for such Group [_] Series as of such date.
“Administration Agreement” means the Administration Agreement, dated as of [______], between the Administrator and the Trust.
“Administrator” means Cellco, as administrator under the Administration Agreement.
[“Affiliate Agreement” means, with respect to any Business Device Payment Plan Agreement, the related parent/affiliate agreement, if any, that is entered into between Cellco and the related Affiliated Party, as the same may be amended from time to time.]
[“Affiliated Party” means, with respect to any Business Device Payment Plan Agreement, (i) the Person that has entered into the related Affiliate Agreement and is identified therein as the “Affiliate” party thereto or (ii) the Person that is an affiliate or parent of the related Associated Account Agreement Party and is otherwise authorized by such Associated Account Agreement Party to enter into a Device Payment Plan Agreement pursuant to the terms of the related Associated Account Agreement.]

S-1-1

“Amortization Events” means, with respect to Series [_]-[_], each of the amortization events described under “Description of the Notes—Amortization Period.”
“Amortization Period” means, with respect to Series [_]-[_], the period beginning on the Payment Date on or immediately following the occurrence of an Amortization Event and ending on the Final Maturity Date or an earlier date on which the Notes are paid in full.
“Anticipated Redemption Date” means the Payment Date occurring in [___], 20[_].
“Appropriations Act” means the Consolidated Appropriations Act of 2021.
“APR” means, with respect to a Receivable, the annual percentage rate set forth in the underlying Device Payment Plan Agreement.
“ARR Receivables” means all Receivables that are sixty (60) or more days delinquent.
“ARRC” means the Alternative Reference Rates Committee of the FRBNY.

“Asset Representations Review” means the review of ARR Receivables performed by the Asset Representations Reviewer, as specified under “Receivables—Asset Representations Review.”
“Asset Representations Review Agreement” means the Asset Representations Review Agreement, dated as of [____], among the Asset Representations Reviewer, the Trust and the Servicer.
“Asset Representations Reviewer” means [____], a [____], as asset representations reviewer under the Asset Representations Review Agreement.
“Associated Account Agreement” means, with respect to any Business Device Payment Plan Agreement, the related major account agreement and/or enterprise account agreement or other similar agreement, if any, that is entered into between Cellco (on behalf of its and its controlled and/or managed affiliates) and the related Associated Account Agreement Party, as the same may be amended from time to time.
“Associated Account Agreement Party” means, with respect to any Associated Account Agreement, the Person identified therein as the “Customer” party thereto (or in the case of an Associated Account Agreement that is not a major account agreement or enterprise account agreement, such other similar designation used therein to describe the applicable party thereto).
[“Available Subordinated Amount” means, with respect to any Payment Date, an amount equal to the product of (i) the Transferor’s Allocation for such Payment Date and (ii) the Available Subordinated Percentage.]
[“Available Subordinated Percentage” means, initially, [_]%, as such percentage may be increased or decreased by the Administrator on any Payment Date with written notice to the Master Collateral Agent.]
“Bankruptcy Code” means the United States Bankruptcy Code, 11 U.S.C. 101 et seq.
[“Benchmark” means, initially, One-Month LIBOR; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to One-Month LIBOR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.]
[“Benchmark Administrator” means, (1) with respect to One-Month LIBOR, the IBA, (2) with respect to SOFR, the FRBNY and (3) with respect to any other Benchmark, the entity responsible for administration of such Benchmark (or in each case, any successor administrator).]
S-1-2

[“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Administrator as of the Benchmark Replacement Date:
(1)   the sum of (a) Term SOFR and (b) the Benchmark Replacement Adjustment, provided that there has been no official public statement or publication of information by the Benchmark Administrator or the regulatory supervisor for the Benchmark Administrator announcing that Term SOFR is not yet representative that has not been either withdrawn or superseded by a similar official public statement or publication that Term SOFR has become representative,
(2)   the sum of (a) Compounded SOFR and (b) the Benchmark Replacement Adjustment,
(3)   the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment,
(4)   the sum of (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment, and
(5)   the sum of (a) the alternate rate of interest that has been selected by the Administrator in its reasonable discretion as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment.]
[“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the Administrator as of the Benchmark Replacement Date:
(1)   the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement,
(2)   if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment, and
(3)   the spread adjustment (which may be a positive or negative value or zero) that has been selected by the Administrator in its reasonable discretion for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement.]
[“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the timing and frequency of determining rates, the process of making payments of interest and other administrative matters) that the Administrator decides in its reasonable discretion may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the Administrator decides that adoption of any portion of such market practice is not administratively feasible or if the Administrator determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the Administrator determines in its reasonable discretion is reasonably necessary).]
[“Benchmark Replacement Date” means:
(1)   in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the related official public statement or publication of information referenced therein and (b) the date on which the applicable Benchmark Administrator permanently or indefinitely ceases to provide the Benchmark, or
(2)   in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the official public statement or publication of information.]
S-1-3

[“Benchmark Transition Event” means with respect to any Benchmark Replacement, the occurrence of one or more of the following events with respect to the then-current Benchmark:
(1)   an official public statement or publication of information by or on behalf of the Benchmark Administrator announcing that such Benchmark Administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely; provided, that, at the time of such statement or publication, there is no successor Benchmark Administrator that will continue to provide the Benchmark,
(2)   an official public statement or publication of information by the regulatory supervisor for the Benchmark Administrator, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the Benchmark Administrator, a resolution authority with jurisdiction over the Benchmark Administrator or a court or an entity with similar insolvency or resolution authority over the Benchmark Administrator, which states that the Benchmark Administrator has ceased or will cease to provide the Benchmark permanently or indefinitely; provided, that, at the time of such statement or publication, there is no successor Benchmark Administrator that will continue to provide the Benchmark, or
(3)   an official public statement or publication of information by the regulatory supervisor for the Benchmark Administrator announcing that the Benchmark is no longer representative.]
“Benefit Plans” means, collectively, with respect to ERISA, Other Plans and Plans.
“Business Day” means any day other than (a) a Saturday, Sunday or other day on which banks in New York, New York, Chicago, Illinois, St. Paul, Minnesota or any jurisdiction in which the Corporate Trust Office of the Master Collateral Agent, the Indenture Trustee, the Owner Trustee or any Paying Agent is located are authorized or required to close or (b) a holiday on the Federal Reserve calendar.
“Business Device Payment Plan Agreement” means a Device Payment Plan Agreement that is associated with an account of a Person that is a business customer.
“Business Obligor” means an Obligor under a Business Device Payment Plan Agreement.
“Business Receivable” means a Receivable that is a Business Device Payment Plan Agreement.
 [“Calculation Agent” means the [Indenture Trustee].]
[“Cap Agreement” means the interest rate cap agreement, dated on or before the Closing Date, between the Trust and the Cap Counterparty.]
[“Cap Counterparty” means [____], a [___].]
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.
“Cellco” means Cellco Partnership d/b/a Verizon Wireless, a Delaware general partnership.
“Certificates” means the equity interest in the Trust.
“Certificateholders” means the holders of the Certificates, which will initially be the Depositor and the True-up Trust.
“CFPB” means the Consumer Financial Protection Bureau.
“Class A Notes” means, collectively, the Class A-1 Notes, the Class A-2 Notes and the Class A-3 Notes.
[“Class A-1 Notes” means, collectively, the Class A-1a Notes and the Class A-1b Notes.]
S-1-4

“Class A-1[a] Notes” means the $[_] Class A-1[a] [_]% asset-backed notes issued by the Trust as part of Series [_]-[_].
[“Class A-1b Notes” means the $[_] Class A-1b One-Month LIBOR plus [_]% asset-backed notes issued by the Trust as part of Series [_]-[_].]
“Class A-2 Notes” means the $[_] Class A-2 [_]% asset-backed notes issued by the Trust as part of Series [_]-[_].
“Class A-3 Notes” means the $[_] Class A-3 [_]% asset-backed notes issued by the Trust as part of Series [_]-[_].
“Class B Notes” means the $[_] Class B [_]% asset-backed notes issued by the Trust as part of Series [_]-[_].
“Class C Notes” means the $[_] Class C [_]% asset-backed notes issued by the Trust as part of Series [_]-[_].
“Class D Notes” means the $[_] Class D [_]% asset-backed notes issued by the Trust as part of Series [_]-[_].
“Class E Notes” means the $[_] Class E [_]% asset-backed notes issued by the Trust as part of Series [_]-[_].
[“Class R Interest” means Class R interests issued by the Trust as part of Series [_]-[_].]
“Clearstream” means Clearstream Banking Luxembourg S.A.
“Closing Date” means [____], 20[_].
“Code” means the Internal Revenue Code of 1986, as amended.
“Collection Account” means the account established with the Master Collateral Agent with respect to Collections.
“Collection Period” means, with respect to any Payment Date, the immediately preceding calendar month.
“Collections” means all cash collections and other cash proceeds (whether in the form of cash, wire transfer or check) in respect of the Receivables (other than recoveries on Written-Off Receivables (including any proceeds from the sale of a wireless device securing a Receivable)).
[“Compounded SOFR” means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology of this rate, and conventions of this rate (which, for example, may be compounded in arrears with a lookback and/or suspension period as a mechanism to determine the interest amount payable prior to the end of each Collection Period or compounded in advance) being established by the Administrator in accordance with:
(1)  the rate, or methodology of this rate, and conventions of this rate selected or recommended by the Relevant Governmental Body for determining Compounded SOFR; provided that
(2)  if, and to the extent that, the Administrator determines that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology of this rate, and conventions of this rate that have been selected by the Administrator in its reasonable discretion.]
S-1-5

“Consumer Device Payment Plan Agreement” means a Device Payment Plan Agreement that is associated with an account of a Person that is a consumer customer.
“Consumer Obligor” means an Obligor under a Consumer Device Payment Plan Agreement.
“Consumer Receivable” means a Receivable that is a Consumer Device Payment Plan Agreement.
“Controlling Class” means, the Class A Notes, voting together as a single class, as long as any Class A Notes are Outstanding and after the Class A Notes are paid in full, the most senior class of Notes then Outstanding.
[“Corresponding Tenor” means a tenor (including overnight) having approximately the same length (disregarding Business Day adjustment) as the applicable tenor for the then-current Benchmark.]
“COVID-19 Pandemic” means the spread of COVID-19 througout the world, including throughout the United States.
“Credit Exposure” means (i) with respect to the Trust and any noteholder and any Series of Notes or class thereof at any time, the Outstanding principal amount of all notes of such noteholder under such Series of notes or class thereof that are Outstanding at such time, and (ii) with respect to the Trust and any other creditor and the related loan agreement, credit agreement or other agreement related solely to a Series, at any time, the greater of (A) the then current amount of the commitments or credit limits, as applicable (Outstanding and unused) of such Creditor under such agreement to make Credit Extensions to the Trust at such time, and (B) the Outstanding principal amount of all Credit Extensions of such Creditor under such Series that are Outstanding at such time.
“Credit Extensions” has the meaning set forth under “Summary—Transaction Overview.”
“Credit Payment” means an amount equal to the reduction in the amount owed by an Obligor under a Receivable due to the application of any credits to such Obligor’s account that would have otherwise constituted Collections.
“Creditor Representative” means, with respect to each Series, the representative appointed by such Series to act on its behalf under the Master Collateral Agreement for voting among one or more Series.  For the avoidance of doubt, each Group [_] Creditor Representative is also a Creditor Representative.
“Creditors” means any holder of a Credit Extension.  For the avoidance of doubt, each Group [_] Creditor is also a Creditor.
“CRR” means Regulation (EU) No 575/2013.
“Current Upgrade Offer” means each Upgrade Offer under the Current Upgrade Program.
“Current Upgrade Program” means the Upgrade Program that Verizon Wireless began offering in September 2015 and is the Upgrade Program in effect as of the Closing Date with respect to the newest models of certain manufacturers’ wireless devices.
“Custodian” means Cellco, as custodian, under the Transfer and Servicing Agreement.
“Customary Servicing Practices” means the practices and degree of skill and attention that the Servicer exercises with respect to Device Payment Plan Agreements that it services for itself or its affiliates.
S-1-6

“Customer ID” means, with respect to any Device Payment Plan Agreement, the unique identification value assigned to a customer by Verizon, which is associated with the invoicing or billing for the underlying account related to such Device Payment Plan Agreement.
“Customer Tenure” means the number of months the Obligor has had a Verizon Wireless account based on the oldest active account establishment date for such Obligor, which may include periods of up to fifty (50) days of disconnected service, up to ninety (90) days of suspended service or longer service suspensions in connection with the Servicemembers Civil Relief Act.
“Cutoff Date” means, (a) with respect to each Receivable designated to Group [_] on the related Acquisition Date, (i) the date specified as the Cutoff Date relating to such Receivable (which in any event shall not be later than the related Acquisition Date) in the acquisition notice delivered with respect to the month in which such Acquisition Date occurred, or (ii) if no such date is specified as the Cutoff Date relating to such Receivable delivered with respect to the month in which such Acquisition Date occurred, the end of the day on the last day of the month immediately preceding the month in which the Acquisition Date for such Receivable occurs and (b) with respect to each Receivable designated to Group [_] on a Designation Date, (i) the date specified as the Cutoff Date in the designation notice relating to such Receivable (which in any event shall not be later than the related Designation Date), or (ii) if no such date is specified as the Cutoff Date in the designation notice relating to such Receivable, the end of the day on the last day of the month immediately preceding the month in which the Designation Date for such Receivable occurs.
“Delinquency Rate” means, for any monthly period, a fraction, expressed as a percentage, the numerator of which is equal to the aggregate Principal Balance of the Receivables that are sixty (60) or more days delinquent and the denominator of which is the Pool Balance, in each case as of the end of such calendar month.
“Delinquency Trigger” means, for any monthly period, an event that shall be deemed to have occurred if the Delinquency Rate exceeds the Delinquency Trigger Rate as of the end of such calendar month.
“Delinquency Trigger Rate” means, initially, [_]%, as modified from time to time as described under “Receivables—Asset Representations Review—Delinquency Trigger.”
“Department of Defense” means the United States Department of Defense.
“Depositor” means [Verizon ABS II LLC], a Delaware limited liability company.
“Designation Date” means, with respect to any Receivable, any date subsequent to the related Acquisition Date on which such Receivable is designated to Group [_].
“Device Payment Plan Agreement” has the meaning set forth under “Summary—Transaction Overview.”
“Device Payment Program” means the program offered by Verizon under which customers purchase their devices at unsubsidized prices under a Device Payment Plan Agreement.
“Discounted Series Invested Amount” means, with respect to any Group [_] Series and any date of determination, an amount equal to the product of (i) the Series Invested Amount for such Group [_] Series as of such date and (ii) (a) the Pool Balance as of such date, divided by (b) the present value of the remaining unpaid payments, as of such date, for all Receivables included in the Pool Balance, using the discount rate for such Group [_] Series (which discount rate in the case of Series [_]-[_] shall be the Series [_]-[_] Discount Rate).
“Distribution Account” means the account established with the Indenture Trustee for the purpose of holding and making distributions of Series [_]-[_] Available Funds.
“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.
S-1-7

“DTC” means The Depository Trust Company.
“DTCC” means The Depository Trust & Clearing Corporation.
“Earliest Redemption Date” means the Payment Date occuring in [____], 20[_].
“Eligible Receivable” means any Receivable that satisfies the eligibility criteria for at least one Group [_] Series as of the related Cutoff Date.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
"EU Affected Investors" means certain types of European Union regulated investors, including credit institutions and investment firms (and in each case certain consolidated affiliates thereof wherever located), institutions for occupational retirement provision, alternative investment fund managers who manage or market alternative investment funds in the European Union, insurance and reinsurance undertakings and management companies of UCITS (or internally managed UCITS).

“EU Securitization Regulation” means Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017, as amended.
“Euroclear” means Euroclear Bank S.A./N.V.
“European Economic Area” means the European single market established under the Agreement on the European Economic Area, which links the member states of the European Union with Iceland, Lichtenstein and Norway.
“EUWA” means the European Union (Withdrawal) Act 2018, as amended.
“Event of Default” means, with respect to Group [_], the occurrence of any of the following events:
(i)	failure to pay interest due on any Group [_] Credit Extension of the controlling class of any Group [_] Series within [thirty-five (35)] days after any Payment Date,
(ii)
failure to pay the Outstanding principal amount, make-whole payments or additional interest amounts (as applicable) on any Group [_] Credit Extension on the related final maturity date or, if an optional redemption is exercised, the related redemption date,

(iii)
failure by the Trust to observe or perform any material covenant or agreement in any Primary Series Document, or any representation or warranty of the Trust made in any Primary Series Document or in any officer’s certificate delivered in connection with any Primary Series Document is incorrect in any material respect when made, and, in either case, (x) has a material adverse effect on the Group [_] Creditors, and (y) is not cured for a period of [ninety (90)] days after written notice was given to the Trust by the Master Collateral Agent or to the Trust and the Master Collateral Agent by Creditor Representatives representing Group [_] Series with Credit Extensions comprising at least [25]% of the aggregate Outstanding principal amount of all Group [_] Credit Extensions, [or]

(iv)	a bankruptcy or dissolution of the Trust.
“Excess Concentration Amount” means, with respect to each Group [_] Series and any date of determination, an amount equal to the aggregate Principal Balance of Eligible Receivables that exceed the concentration limits for such Group [_] Series (without duplication) as of such date.  With respect to any date of determination, the Excess Concentration Amount for Series [_]-[_] is the Series [_]-[_] Excess Concentration Amount.
S-1-8

“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“FATCA” means the Foreign Account Tax Compliance Act as set forth in Sections 1471 through 1474 of the Code (or any amended or successor version that is substantively comparable), any current or future regulations or official interpretations thereof, any intergovernmental agreements or implementing legislation, regulations or official guidance with respect thereto, and any agreements entered into pursuant to Section 1471(b)(1) of the Code.
“FCA” means the United Kingdom’s Financial Conduct Authority.
“Fifth Priority Principal Payment” means, with respect to any Payment Date, an amount equal to the excess, if any, of (x) the aggregate Note Balance of the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes as of the immediately preceding Payment Date (or, for the initial Payment Date, as of the Closing Date) over (y) the sum of the Series [_]-[_] Allocated Pool Balance, any First Priority Principal Payment, any Second Priority Principal Payment, any Third Priority Principal Payment and any Fourth Priority Principal Payment for such Payment Date.
“Final Maturity Date” means with respect to (i) the Class A Notes, [_], (ii) the Class B Notes, [_], (iii) the Class C Notes, [_], (iv) the Class D Notes, [_] and (v) the Class E Notes, [_].
“First Priority Principal Payment” means, with respect to any Payment Date, an amount equal to the excess, if any, of (x) the aggregate Note Balance of the Class A Notes as of the immediately preceding Payment Date (or, for the initial Payment Date, as of the Closing Date) over (y) the Series [_]-[_] Allocated Pool Balance.
“Foreign Owner” means a Note Owner who is not a U.S. Person.
“Fourth Priority Principal Payment” means, with respect to any Payment Date, an amount equal to the excess, if any, of (x) the aggregate Note Balance of the Class A Notes, Class B Notes, Class C Notes and Class D Notes as of the immediately preceding Payment Date (or, for the initial Payment Date, as of the Closing Date) over (y) the sum of the Series [_]-[_] Allocated Pool Balance, any First Priority Principal Payment, any Second Priority Principal Payment and any Third Priority Principal Payment for such Payment Date.
[“FRBNY” means the Federal Reserve Bank of New York.]
“FSMA” means the Financial Services and Markets Act 2000 (as amended).
“Group [_]” means the pool of Receivables that secures the Notes and each other Group [_] Series.
“Group [_] Available Funds” means an amount generally equal to, without duplication, (i) Collections on the Receivables (other than Collections on Written-Off Receivables) for the related Collection Period, (ii) amounts paid to the Trust by an Originator or the Servicer (in the case of Receivables [transferred by the Additional Transferor or] designated to Group [_] on a Designation Date) to reacquire or acquire, as applicable, Receivables that breach representations, (iii) amounts paid to the Trust by the Servicer to acquire certain Receivables modified by the Servicer or certain Receivables for which the Servicer’s covenants were breached, in each case, for the related Collection Period, (iv) amounts paid to the Trust by the Marketing Agent or the related Originator to acquire certain Receivables transferred by the Marketing Agent to a different Obligor, for the related Collection Period, (v) Upgrade Prepayments and Credit Payments paid to the Trust by the Marketing Agent or the related Originator in respect of the Receivables, (vi) any amounts paid to the Trust by the Parent Support Provider under the Parent Support Agreement in respect of the Receivables, (vii) the excess of the proceeds of any sales of Receivables by the Trust over the amount of such proceeds that may be retained or remitted at the direction of the Certificateholder and (viii) the Available Subordinated Amount for such Payment Date.
S-1-9

“Group [_] Credit Extension” has the meaning set forth under “Summary—Transaction Overview.”
“Group [_] Creditor Representative” means, with respect to each Group [_] Series, the representative appointed by such Group [_] Series to act on its behalf under the Master Collateral Agreement (which, in the case of Series [_]-[_], will be the Indenture Trustee).
“Group [_] Creditors” has the meaning set forth under “Summary—Transaction Overview.”
“Group [_] Percentage” means the Group Percentage for Group [_].
“Group [_] Series” has the meaning set forth under “Summary—Transaction Overview.”
“Group” has the meaning set forth under “Summary—Transaction Overview.”
“Group Allocated Percentage” means, with respect to any Group [_] Series and any date of determination, an amount equal to the product of (i) the Group [_] Percentage as of such date and (ii) the Series Allocation Percentage for such Group [_] Series as of such date.
“Group Percentage” means, with respect to any Group and any date of determination, a fraction, expressed as a percentage, (i) the numerator of which is equal to the aggregate Principal Balance of all Trust DPPAs designated to such Group as of such date and (ii) the denominator of which is equal to the aggregate Principal Balance of all Trust DPPAs as of such date.
“HDC Rule” means the “holder-in-due course rule” of the Federal Trade Commission.
[“IBA” means the ICE Benchmark Administration Limited.]
[“Impacted Account” means Consumer Device Payment Plan Agreements with Consumer Obligors that had notified the Servicer that they were experiencing financial hardship because of COVID-19 and could not pay their bill in full.]
“Indenture” means the Indenture, dated as of [_____], between the Trust and the Indenture Trustee.
“Indenture Trustee” means [___], a [___], as indenture trustee under the Indenture.
“Ineligible Amount” means, with respect to any Group [_] Series and any date of determination, an amount equal to the aggregate Principal Balance of Receivables that do not satisfy the eligibility criteria for such Group [_] Series as of such date.
“IRS” means the United States Internal Revenue Service.
[“ISDA” means the International Swaps and Derivatives Association, Inc.]
[“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.]
[“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.]
[“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.]
S-1-10

[“Letter of Credit” means any letter of credit entered into for the benefit of the Notes.]
[“Letter of Credit Provider” means [___], a [___], as letter of credit provider.]
[“LIBOR” means the London Interbank Offered Rate.]
[“LIBOR Determination Date” means, (i) with respect to the first Payment Date, the second London Business Day prior to the Closing Date and (ii) with respect to each subsequent Payment Date, the second London Business Day prior to the immediately preceding Payment Date.]
[“London Business Day” means any day other than a Saturday, Sunday or day on which banking institutions in London, England are authorized or obligated by law or government decree to be closed.]
[“London Interbank Offered Rate Phase-Out Date” means the date occurring at the end of 2021, 2022 or 2023, as applicable, after which the respective LIBOR would no longer be sustained through the FCA’s efforts to compel banks’ participation in setting the benchmark.]
“Majority Group [_] Creditor Representatives” means Group [_] Creditor Representatives representing a majority of the aggregate Outstanding principal amount of the Group [_] Credit Extensions, which will be determined based on a fraction, the numerator of which is the aggregate Outstanding principal amount (or, if applicable, the related commitment in the case of a variable funding Group [_] Series) of the Group [_] Credit Extensions of each Group [_] Series represented by such Group [_] Creditor Representatives and the denominator of which is the aggregate Outstanding principal amount (or, if applicable, the related commitment in the case of a variable funding Group [_] Series) of all Group [_] Credit Extensions.
“Majority Trust Creditor Representatives” means Creditor Representatives representing a majority of the aggregate Outstanding principal amount of the Credit Extensions, which will be determined based on a fraction, the numerator of which is the aggregate Outstanding principal amount (or, if applicable, the related commitment in the case of a variable funding Series) of the Credit Extensions of each Series represented by such Creditor Representatives and the denominator of which is the aggregate Outstanding principal amount (or, if applicable, the related commitment in the case of a variable funding Series) of all Credit Extensions.
[“Make-Whole Payment” means, with respect to any Payment Date, an amount equal to:
•
for each class of Notes [other than the Class A-1b Notes], the present value of (i) the amount of all future interest payments that would otherwise accrue on the Note Balance of such class of Notes from the Optional Redemption date until [_], 20[_], discounted from the Payment Date on which such payment of interest would be made to the Optional Redemption date, monthly on a 30/360 day basis at [_]% plus [the then-current maturity matched Treasury rate to such payment] [; or

•
for the Class A-1b Notes, the present value of (i) the amount of all future interest payments that would otherwise accrue on the Note Balance of such class of Notes at an interest rate of [One-Month LIBOR] applicable to such Payment Date plus the spread applicable to the Class A-1b Notes from the Optional Redemption date until [_], 20[_], discounted from the Payment Date on which such payment of interest would be made to the Optional Redemption date, monthly on an actual/360 day basis at One-Month LIBOR applicable to such Payment Date;

provided that, the Make-Whole Payment for the Class A-1b Notes may change if One-Month LIBOR is replaced by another Benchmark following a Benchmark Transition Event as described under “Description of the Notes—Payments of Interest—Floating Rate Benchmark; Benchmark Transition Event.”]

“Marketing Agent” means Cellco, as marketing agent, under the Marketing Agent Agency Agreement.
S-1-11

“Marketing Agent Agency Agreement” means the Amended and Restated Marketing Agent Agency Agreement, dated as of September 27, 2016, between the Marketing Agent and the Originators.
“Master Collateral Agent” means [____], a [___], as master collateral agent under the Master Collateral Agreement.
“Master Collateral Agreement” means the Master Collateral Agency and Intercreditor Agreement, dated as of [_________], among the Trust, the Master Collateral Agent, the Servicer and the Creditor Representatives from time to time party thereto.
“Material Breach” means, with respect to a Receivable, a breach of a representation or warranty that has a material adverse effect on the Group [_] Credit Extensions.
“MiFID II” means Directive 2014/65/EU, as amended.
“Military Lending Act” means the Military Lending Act of 2006 (12 U.S.C. 987).
“Monthly Remittance Condition” means the satisfaction of the following conditions:
(i)	Verizon Communications’ long-term unsecured debt is rated equal to or higher than “[_]” by [_] (“[_]”)][, “[_]” by [_] (“[_]”)] and “[_]” by [_] (“[_]”)],
(ii)	Verizon Communications guarantees certain payment obligations of Cellco, as Servicer, as provided in the Parent Support Agreement, and
(iii)	no Servicer Termination Event has occurred.
“NCTUE” means the National Consumer Telecommunications and Utility Exchange.
“Note Balance” means, with respect to any class of Notes, the aggregate Outstanding principal amount of such class of Notes with respect to the related date of determination.
“Note Owners” means the beneficial owners of any Publicly Registered Notes of any Group [_] Series.
“Note Prepayment Assumption” means the assumption that (i) during the Revolving Period the Notes will not prepay, and (ii) after the Revolving Period, prepayments on the Receivables, which will result in prepayments on the Notes, will occur at a rate based on a stated prepayment assumption.
“Noteholder” means any holder of the Notes.
“Notes” has the meaning set forth under “Summary—Transaction Overview.”
“NRSRO” means any nationally recognized statistical rating organization.
“Obligor” means, with respect to any Device Payment Plan Agreement, the Person that (x) has signed the account agreement that relates to such Device Payment Plan Agreement and (y) owes payment under such Device Payment Plan Agreement; provided that, in the case of any Business Device Payment Plan Agreement, (A) for purposes of any discussion in this prospectus regarding the Person that is obligated to make payments under such Device Payment Plan Agreement, [(i) if no Affiliated Party exists with respect to such  Device Payment Plan Agreement,] such Person [under clause (x) above] shall be deemed to be the related Associated Account Agreement Party [and (ii) if an Affiliated Party exists with respect to such Receivable, (1) such Person [under clause (x) above] shall be deemed to be such Affiliated Party and (2) except as otherwise set forth in the related Associated Account Agreement, the term “Obligor” shall also be deemed to refer to the related Associated Account Agreement Party] and (B) for all other purposes, such
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Person shall be deemed to be the related Person assigned to the related Customer ID for such Device Payment Plan Agreement.
“OID” means original issue discount.
“OID Regulations” means the Treasury regulations relating to OID.
[“One-Month LIBOR” means, with respect to any Accrual Period for which One-Month LIBOR is the Benchmark, the London interbank offered rate for deposits in U.S. Dollars having a maturity of one (1) month commencing on the related LIBOR Determination Date which appears on the Reuters Screen LIBOR01 Page as of 11:00 a.m., London time, on that LIBOR Determination Date; provided, however, that for the first Accrual Period, One-Month LIBOR will mean an interpolated rate for deposits based on London interbank offered rates for deposits in U.S. Dollars for a period that corresponds to the actual number of days in the first Accrual Period.  If the rates used to determine One-Month LIBOR do not appear on the Reuters Screen LIBOR01 Page, the rates for that day will be determined on the basis of the rates at which deposits in U.S. Dollars, having a maturity of one (1) month and in a principal balance of not less than U.S. $1,000,000 are offered at approximately 11:00 a.m., London time, on that LIBOR Determination Date to prime banks in the London interbank market by the Reference Banks.  The Administrator will request the principal London office of each Reference Bank to provide a quotation of its rate to the Administrator and the Indenture Trustee.  If at least two quotations are provided, the Indenture Trustee will calculate the rate for that day as the arithmetic mean to the nearest 1/100,000 of 1.00% (0.0000001), with five one-millionths of a percentage point rounded upward, of all quotations.  If fewer than two quotations are provided, the Indenture Trustee will calculate the rate for that day as the arithmetic mean to the nearest 1/100,000 of 1.00% (0.0000001), with five one-millionths of a percentage point rounded upward, of the offered per annum rates that one or more major banks in New York City, selected by the Administrator, are quoting as of approximately 11:00 a.m., New York City time, on that LIBOR Determination Date to leading European banks for U.S. Dollar deposits for that maturity; provided that if the Administrator is not able to identify any major banks in New York City that are quoting as described in this sentence and for the avoidance of doubt, regardless of whether others in similar transactions are using a different index, it shall direct the Indenture Trustee to use One-Month LIBOR in effect for the applicable Accrual Period which will be One-Month LIBOR in effect for the previous Accrual Period and any such direction will be deemed to apply to all subsequent LIBOR Determination Dates unless otherwise directed by the Administrator.  In no event will the Indenture Trustee be responsible for determining One-Month LIBOR or any substitute for One-Month LIBOR if such rate does not appear on Reuters Screen LIBOR01 Page.]
“Optional Redemption” means the optional redemption of the Notes, in whole but not in part, by the Trust, at the election of the Certificateholders.
“Originator Receivables Transfer Agreement” means the Originator Receivables Transfer Agreement, dated as of [_____], between the Originators party thereto and the Depositor.
“Originators” means, collectively, Cellco and certain other affiliates of Verizon.
“Other Plan” means any employee benefit plan that is subject to Similar Laws.
“Outstanding” means, with respect to any date of determination, (x) all Notes theretofore authenticated and delivered under the Indenture (including the notes of any other Series authenticated and delivered under the related indenture) except: (a) notes of any Series theretofore cancelled by the related note registrar or delivered to the related note registrar for cancellation; (b) notes of any Series or portions thereof the payment for which funds in the necessary amount have been theretofore deposited with the related indenture trustee or paying agent in trust for the applicable noteholders (provided, however, that if such notes are to be redeemed, notice of such redemption has been duly given pursuant to the related indenture); and (c) notes of any Series in exchange for or in lieu of other notes of such Series that have been authenticated and delivered pursuant to the related indenture unless proof satisfactory to the related indenture trustee is presented that any such notes are held by a “Protected Purchaser” (as defined in Section 8-303 of the Uniform Commercial Code as in effect in any relevant jurisdiction); and (y) Credit
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Extensions outstanding under any other Series; provided that in determining whether the Creditors holding the requisite Outstanding principal amount of the Notes and other Credit Extensions have given any request, demand, authorization, direction, notice, consent or waiver under any Series Related Document, Notes or other Credit Extensions owned by the Trust, the Depositor, the Servicer or their respective Affiliates shall be disregarded and deemed not to be Outstanding.
“Owner Trustee” means [____], a [____], as owner trustee under the Trust Agreement.
“Parent Support Agreement” means the Parent Support Agreement, dated as of [_____], among the Parent Support Provider, the Depositor, the Trust and the Master Collateral Agent.
“Parent Support Provider” means Verizon Communications, as parent support provider under the Parent Support Agreement.
“Paying Agent” means [____].
“Payment Date” means the [_] day of each month (or, if not a Business Day, the next Business Day) beginning on [____], 20[_].
“Person” means a legal person, including a corporation, natural person, joint venture, limited liability company, partnership, trust, business trust, association, government, a department or agency of a government or any other entity.
“Plans” means, collectively, an “employee benefit plan” as defined in Section 3(3) of ERISA, that is subject to Title I of ERISA, a “plan” as defined in and subject to Section 4975 of the Code or an entity (including insurance company general accounts) deemed to hold assets of the foregoing.
“Pool Balance” means the aggregate Principal Balance of the Eligible Receivables.
“Pool Balance Deficit” means, with respect to any date of determination, the amount, if any, by which (a) the Required Pool Balance as of such date is greater than (b) the Pool Balance as of such date.
“PRIIPS Regulation” means Regulation (EU) No 1286/2014, as amended.
“Primary Series Document” means, with respect to any Group [_] Series, each of (i) the Master Collateral Agreement and (ii) the indenture, any indenture supplement, the credit agreement, the loan agreement or other similar document or documents entered into with respect to such Group [_] Series which provides for the creation and principal terms of such Group [_] Series.
“Principal Balance” means, with respect to any Device Payment Plan Agreement, the initial amount financed pursuant to such Device Payment Plan Agreement as reduced by any payments made or credits granted in reduction of the principal thereof.
“Principal Funding Account” means the account established with the Indenture Trustee for the purpose of holding and making distributions of certain amounts as set forth under “Description of the Notes—Payments of Principal.”
“Principal Funding Account Limit” means, with respect to any Group [_] Series and with respect to any date, an amount equal to [_]% of the aggregate principal balance of the Group [_] Credit Extensions in such Group [_] Series as of such date.
“Priority Principal Payments” means, collectively, the First Priority Principal Payment, the Second Priority Principal Payment, the Third Priority Principal Payment, the Fourth Priority Principal Payment, the Fifth Priority Principal Payment and the Regular Priority Principal Payment.
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“Prospectus Regulation” means Regulation (EU) 2017/1129, as amended.
[“Protection Period” means the period from March 2020 through June 30, 2020.]
“PTCE” means a prohibited transaction class exemption under ERISA.

“Publicly Registered Credit Extensions” means the notes of any Series that are registered under and offered in compliance with the requirements of the Securities Act of 1933, as amended.
“Public Group [_] Noteholder” means a holder of any Publicly Registered Notes.
“Publicly Registered Notes” means the notes of any Group [_] Series that are registered under and offered in compliance with the requirements of the Securities Act of 1933, as amended.
“Rating Agency Condition” means, with respect to an action or request, if any rating agency has been engaged to rate any Credit Extensions, that, according to the then-current policies of each such rating agency, such rating agency has either notified the Depositor, the Servicer, the Owner Trustee, the Master Collateral Agent and, with respect to actions or requests relating to the Notes, the Indenture Trustee, that the proposed action or request will not result in a downgrade or withdrawal of its then current rating on any of such Credit Extensions, or does not notify the Depositor, the Servicer, the Owner Trustee, the Master Collateral Agent or, with respect to actions or requests relating to the Notes, the Indenture Trustee, that the proposed action or request will result in a downgrade or withdrawal of its then-current rating on any of such Credit Extensions, within ten (10) days following any request therefor.
“Receivables” has the meaning set forth under “Summary—Transaction Overview.”
[“Receivables Transfer Agreement” means each of the Originator Receivables Transfer Agreement and the Additional Transferor Receivables Transfer Agreement.]
“Receivables Transfer Amount” means, with respect to any additional Receivables designated to Group [_] after the Closing Date, an amount equal to the present value of the remaining payments for the remaining installments of those Receivables (as of the applicable Cutoff Date) discounted to present value using a rate approximately equal to the weighted average discount rate of each Group [_] Series, rounded to the nearest [_].
“Reconveyance Amount” means an amount equal to the remaining Principal Balance of each affected Receivable at the end of the calendar month immediately preceding the date on which the Receivable is reacquired [or acquired, as applicable], discounted to present value at a rate approximately equal to the weighted average discount rate for all Group [_] Series.
[“Reference Banks” means, with respect to any LIBOR Determination Date, the four major banks in the London interbank market selected by the Administrator.]
“Regular Priority Principal Payment” means, with respect to any Payment Date, an amount equal to (a) prior to the Amortization Period, the excess, if any, of (x) the product of the Series [_]-[_] Allocation Percentage and any Pool Balance Deficit for such Payment Date over (y) the sum of any First Priority Principal Payment, Second Priority Principal Payment, Third Priority Principal Payment, Fourth Priority Principal Payment and Fifth Priority Principal Payment for such Payment Date and (b) during the Amortization Period, the aggregate Note Balance of the Class A Notes, Class B Notes, Class C Notes, Class D Notes and Class E Notes as of the immediately preceding Payment Date (or, for the initial Payment Date, as of the Closing Date) minus the sum of any First Priority Principal Payment, any Second Priority Principal Payment, any Third Priority Principal Payment, any Fourth Priority Principal Payment and any Fifth Priority Principal Payment for such Payment Date.
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“Release Date” means each date on which Receivables are released from the lien of the Master Collateral Agreement.
[“Relevant Governmental Body” means the Federal Reserve Board and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve Board and/or the FRBNY, or any successor thereto.]
“Requesting Noteholders” means, collectively, Public Group [_] Noteholders and Verified Note Owners representing at least 5% of the aggregate Outstanding principal amount of all Publicly Registered Notes (other than any Publicly Registered Notes held by the Sponsor, the Servicer, or any affiliate of either).
“Required Overcollateralization Amount” means, with respect to any Group [_] Series and any date of determination, an amount equal to (a) the product of (i) the Required Overcollateralization Percentage for such Group [_] Series for such date, expressed as a fraction, and (ii) (x) during the revolving period for such Group [_] Series, the aggregate Outstanding principal amount of any Group [_] Credit Extensions Outstanding in such Group [_] Series as of such date and (y) during the amortization period for such Group [_] Series, the aggregate Outstanding principal amount of any Group [_] Credit Extensions Outstanding in such Group [_] Series as of the last day of the revolving period for such Group [_] Series, divided by (b) the percentage, expressed as a fraction, equal to 100% minus the Required Overcollateralization Percentage for such Group [_] Series.
“Required Overcollateralization Percentage” with respect to any Group [_] Series, the percentage set forth in the related indenture, credit agreement or other similar document.
“Required Pool Balance” means an amount equal to the excess (if any) of (i) the sum of the Adjusted Series Invested Amount for all Group [_] Series over (ii) the sum, for each Group [_] Series, of the following amount for each such Group [_] Series: the lesser of (a) all amounts in the principal funding account for such Group [_] Series and (b) the Principal Funding Account Limit for such Group [_] Series.
“Required Reserve Amount” means [$[_] (which is approximately [_]% of the Series Invested Amount as of the Closing Date)] [(i) during the Revolving Period, an amount equal to $[_] (which is approximately [_]% of the Series Invested Amount as of the Closing Date), and (ii) during the Amortization Period, an amount equal to the greater of (A) $[_] (which is approximately [_]% of the Series Invested Amount as of the Closing Date) and (B) [_]% of the Series Invested Amount as of the end of the calendar month immediately preceding the related Payment Date] [(i) during the Revolving Period, an amount equal to [_]% of the Series Invested Amount as of the end of the calendar month immediately preceding the related Payment Date, and (ii) during the Amortization Period, an amount equal to [_]% of the Series Invested Amount as of the end of the calendar month immediately preceding the related Payment Date] [; provided, that the Required Reserve Amount on any Payment Date will not be less than [_]% of the Series Invested Amount as of the Closing Date][; provided that the Required Reserve Amount on any Payment Date during the Amortization Period will be equal to zero].
“Reserve Account” means the account established with the Indenture Trustee for the benefit of the Noteholders.
“Reserve Deposit Amount” means, with respect to any Payment Date, the amount necessary to cause [the amount available under the Letter of Credit] [[plus] the amount in the Reserve Account] to equal the Required Reserve Amount.
“Revolving Period” means the period beginning on the Closing Date and ending on the date when the Amortization Period begins.
“SEC” means the U.S. Securities and Exchange Commission.
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“Second Priority Principal Payment” means, with respect to any Payment Date, an amount equal to the excess, if any, of (x) the aggregate Note Balance of the Class A Notes and Class B Notes as of the immediately preceding Payment Date (or, for the initial Payment Date, as of the Closing Date) over (y) the sum of the Series [_]-[_] Allocated Pool Balance and any First Priority Principal Payment for such Payment Date.
“Series [_]-[_]” means the Group [_] Series of Group [_] Credit Extensions designated as “Series [_]-[_]”.
“Series [_]-[_] Allocated Pool Balance” means, an amount equal to the product of (i) the Series [_]-[_] Allocation Percentage and (ii) the Pool Balance, discounted at the Series [_]-[_] Discount Rate.
“Series [_]-[_] Allocation Percentage” means the Series Allocation Percentage for Series [_]-[_].
“Series [_]-[_] Available Funds” means, with respect to any Payment Date, an amount equal to [the sum of (i)] the product of the Series [_]-[_] Allocation Percentage and the Group [_] Available Funds for the related Collection Period, [(ii) any amounts paid by the [Cap][Swap] Counterparty to the Trust under the [Cap][Swap] Agreement with respect to that Payment Date] and (iii) any amounts released from the Principal Funding Account with respect to such Payment Date, as set forth under “Description of the Notes—Priority of Payments.”
“Series [_]-[_] Concentration Limit” means each test used to calculate the Series [_]-[_] Excess Concentration Amount.
“Series [_]-[_] Discount Rate” means [_]%.
“Series [_]-[_] Eligible Receivable” means each Receivable that satisfies the eligibility requirements set forth under “Receivables—Criteria for Selecting the Receivables.”
“Series [_]-[_] Excess Concentration Amount” has the meaning set forth under “Receivables—Series [_]-[_] Concentration Limits.”
 “Series [_]-[_] Group Allocated Percentage” means the Group Allocated Percentage for Series [_]-[_].
“Series [_]-[_] Required Overcollateralization Amount” means, with respect to any date of determination, an amount equal to (a) the product of (i) the Series [_]-[_] Required Overcollateralization Percentage, expressed as a fraction, and (ii) (x) during the Revolving Period, the Note Balance of the Notes as of such date and (y) during the Amortization Period, the Note Balance of the Notes as of the last day of the Revolving Period, divided by (b) the percentage, expressed as a fraction, equal to 100% minus the Series [_]-[_] Required Overcollateralization Percentage.
“Series [_]-[_] Required Overcollateralization Percentage” means [_]%.
“Series” has the meaning set forth under “Summary—Transaction Overview.”  Each Group [_] Series is a Series.
“Series Allocation Percentage” means, with respect to any Group [_] Series and any date of determination, a fraction expressed as a percentage (i) the numerator of which is equal to the Adjusted Series Invested Amount for such Group [_] Series as of such date and (ii) the denominator of which is equal to the greater of (a) the aggregate Adjusted Series Invested Amount for all Group [_] Series as of such date and (b) the Pool Balance as of such date; provided, however, if any Group [_] Series is in an amortization period, the numerator used to determine the Series Allocation Percentage for such Group [_] Series will be fixed as of the last day of the revolving period for such Group [_] Series.
“Series Bank Accounts” means, collectively, the Distribution Account, the Principal Funding Account and the Reserve Account.
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“Series EHRI” means the fair value of the “eligible horizontal residual interest” under the U.S. Risk Retention Rules that the True-up Trust retains for each Outstanding Series.
“Series Incremental Required Invested Amount” means, with respect to any Group [_] Series and any date of determination, an amount equal to the product of (i) the sum (without duplication) of the (a) the Ineligible Amount for such Group [_] Series as of such date and (b) the Excess Concentration Amount for such Group [_] Series as of such date and (ii) the Series Share for such Group [_] Series as of such date.
“Series Invested Amount” means, with respect to any Group [_] Series and any date of determination, an amount equal to the sum of (i) the aggregate Outstanding principal amount of any Group [_] Credit Extensions in such Group [_] Series as of such date and (ii) the Required Overcollateralization Amount for such Group [_] Series as of such date.
“Series Related Document” means the indenture, loan agreement or other agreement related solely to a Group [_] Series.
“Series Share” means, with respect to any Group [_] Series and any date of determination, a fraction, expressed as a percentage, (i) the numerator of which is equal to the Discounted Series Invested Amount for such Group [_] Series as of such date and (ii) the denominator of which is equal to the greater of (a) the Pool Balance as of such date and (b) the sum of the Discounted Series Invested Amounts for all Group [_] Series as of such date.
“Servicemembers Civil Relief Act” means the U.S. Servicemembers Civil Relief Act, as amended.
“Servicer” means Cellco, as servicer under the Transfer and Servicing Agreement.
“Servicer Termination Event” means the occurrence of any of the events described under “Servicing the Receivables and the Securitization Transaction—Resignation and Termination of Servicer.”
“Servicing Fee” means, with respect to any Payment Date, an amount equal to 1/12 of [_]% of the Pool Balance at the beginning of the full calendar month immediately preceding that Payment Date.
[“Significance Estimate” means, as of the Closing Date, with respect to the Cap Agreement, the reasonable good faith estimate of the maximum probable exposure of the Trust to the Cap Counterparty, which estimate is made in the same manner as that utilized in the Sponsor’s internal risk management process for similar instruments.]
“Significance Percentage” means, as of the Closing Date, the percentage that the Significance Estimate represents of the Class A-1b Notes.]
“Similar Law” means any federal, state, local or non-U.S. laws or regulations that are substantially similar to Title I of ERISA or Section 4975 of the Code.
[“SOFR” means the secured overnight financing rate published by the FRBNY, as the Benchmark Administrator for SOFR (or a successor Benchmark Administrator).]
“Sponsor” means Cellco, as sponsor.
“Statistical Calculation Date” means [___], 20[_].
[“Swap Agreement” means the interest rate swap agreement, dated on or before the Closing Date, between the Trust and the Swap Counterparty.]
[“Swap Counterparty” means [____], a [___].]
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“Tax Counsel” means Morgan, Lewis & Bockius LLP, as special tax counsel to the Trust.
“Tax Cuts and Jobs Act” means the Tax Cuts and Jobs Act of 2017.
[“Term SOFR” means the forward-looking term rate for the applicable Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.]
“Terms and Conditions” means the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law.
“Third Priority Principal Payment” means, with respect to any Payment Date, an amount equal to the excess, if any, of (x) the aggregate Note Balance of the Class A Notes, Class B Notes and Class C Notes as of the immediately preceding Payment Date (or, for the initial Payment Date, as of the Closing Date) over (y) the sum of the Series [_]-[_] Allocated Pool Balance, any First Priority Principal Payment and any Second Priority Principal Payment for such Payment Date.
“Transfer and Servicing Agreement” means the Transfer and Servicing Agreement, dated as of [_________], among the Trust, the Depositor, and Cellco, as Servicer, Marketing Agent and Custodian.
“Transferor’s Allocation” means, with respect to Group [_] and each Payment Date, an amount equal to the product of (x) the Transferor’s Percentage and (y) Group [_] Available Funds for such Payment Date.
“Transferor’s Interest” means, with respect to Group [_], the right of the Certificateholders to receive the Transferor’s Allocation, if any, on each Payment Date.  The amount of the Transferor’s Interest, with respect to any date of determination, is calculated as the product of (x) the Transferor’s Percentage and (y) the Pool Balance with respect to such date of determination.
“Transferor’s Percentage” means, with respect to Group [_], an amount equal to 100% minus the sum of Series Allocation Percentages for all Group [_] Series as of any date.
“Treasury” means the United States Department of the Treasury.
“True-up Trust” means Verizon DPPA True-up Trust, a Delaware statutory trust beneficially owned by the Originators.
“Trust” has the meaning set forth under “Summary—Transaction Overview.”
“Trust Agreement” means the Amended and Restated Trust Agreement, dated as of [____], between the Depositor and the Owner Trustee.
“Trust DPPAs” has the meaning set forth under “Summary—Transaction Overview.”
“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.
“UCITS” means Undertakings for the Collective Investment in Transferable Securities.

“U.S. Person” means:
1.	a citizen or resident of the United States;
2.	an entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States, any state thereof, or the District of Columbia;
3.	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
4.	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons within the meaning of
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Section 7701(a)(30) of the Code have authority to control all substantial decisions of the trust or (b) the trust was in existence on August 20, 1996 and is eligible to elect, and has made a valid election, to be treated as a U.S. Person despite not meeting the requirements of clause (a).

“U.S. Retained Interest” means the Transferor’s Interest, as represented by the Certificates.
“U.S. Risk Retention Rules” means the risk retention regulations in Regulation RR of the Exchange Act.
"UK Affected Investors" means certain types of United Kingdom regulated investors, including credit institutions and investment firms (and in each case certain consolidated affiliates thereof wherever located), institutions for occupational retirement provision, alternative investment fund managers who manage or market alternative investment funds in the United Kingdom, insurance and reinsurance undertakings and management companies of UCITS (or internally managed UCITS).
“UK PRIIPS Regulation” means Regulation (EU) No 1286/2014, as amended, as it forms part of the domestic law of the United Kingdom by virtue of the EUWA.
“UK Prospectus Regulation” means Regulation (EU) 2017/1129, as amended, as it forms part of the domestic law of the United Kingdom by virtue of the EUWA.
“UK Securitization Regulation” means the EU Securitization Regulation as applicable on December 31, 2020, as retained as part of the domestic law of the United Kingdom pursuant to the EUWA and as amended by the Securitisation (Amendment) (EU Exit) Regulations 2019.
[“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.]
“Upgrade Contract” means the integrated contract between an Originator and an Obligor that accepts an Upgrade Offer by purchasing a new qualifying wireless device under a new Device Payment Plan Agreement.
“Upgrade Offer” means each offer, subject to certain terms and conditions, made under the Upgrade Program.
“Upgrade Prepayment” means an amount equal to the remaining balance of the original Trust DPPA included as a Receivable (after giving effect to any prepayment made by the related Obligor in connection with the Upgrade Offer).
“Upgrade Program” means any promotions offered by Verizon Wireless that give Obligors the ability to upgrade their current wireless devices.
“Verified Note Owner” means any Note Owner that has provided to the Master Collateral Agent a written certification (in a form reasonably acceptable to the Master Collateral Agent) that it is a Note Owner, together with one of the following additional forms of documentation of the requesting party’s status as a Note Owner:
•	a trade confirmation,
•	an account statement,
•	a letter from a broker dealer that is reasonably acceptable to the Master Collateral Agent, or
•	any other form of documentation that is reasonably acceptable to the Master Collateral Agent.

“Verizon” means Verizon Communications and its subsidiaries.
“Verizon Communications” means Verizon Communications Inc., a Delaware corporation.
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“Verizon Wireless” means the wireless business of Verizon operated by Cellco and other subsidiaries of Verizon Communications, including the Originators, under the Verizon brand.
“Verizon Wireless Services” means Verizon Wireless Services, LLC.
“Written-Off Receivable” means any Receivable that, in accordance with the Customary Servicing Practices, has been charged off or written-off by the Servicer.

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[Schedule II]
[[Cap][Swap] Notional Amount Schedule]

Payment Date*	[Cap][Swap] Notional ($)	[Cap Rate]

_______________

* The Payment Date will be the date set forth on this Schedule, or, if that date is not a Business Day, the next Business Day.
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Annex A
Static Pool Data – Vintage Pools
[[THIS ANNEX, TOGETHER WITH ANNEX B AND ANNEX C, TO SHOW STATIC POOL DATA FROM 5 YEARS TO 135 DAYS PRIOR TO THE DATE OF THIS PROSPECTUS.  IF 5 FULL YEARS OF DATA IS NOT AVAILABLE, THIS ANNEX, TOGETHER WITH ANNEX B AND ANNEX C, TO SHOW STATIC POOL DATA FOR SO LONG AS THE SPONSOR HAS BEEN MAKING ORIGINATIONS OF THE SAME ASSET TYPE.]]
This Annex A contains static pool information of Device Payment Plan Agreements originated by Verizon Wireless, organized by vintage year.  The information in this Annex A consists of summary information about the characteristics of the Device Payment Plan Agreements originated in each vintage year set forth in the tables and about cumulative losses, prepayments, upgrade prepayments and delinquencies with respect to vintage pools of those Device Payment Plan Agreements as well as graphical presentation of certain cumulative loss, prepayment, upgrade prepayment and delinquency data.  The Receivables described in this prospectus may not perform in a similar manner to the Device Payment Plan Agreements in any vintage origination year.
The definitions of certain terms used in this Annex A have the definitions ascribed to them in the prospectus.
The following footnotes apply to the charts included in this Annex A:
[(1)	Device Payment Plan Agreements reflect their initial Principal Balance. Excludes cancelled Device Payment Plan Agreements. Excludes Device Payment Plan Agreements with balances less than $50.
(2)	Period from [___], 20[_] through [___], 20[_].
(3)	Weighted averages are weighted by the aggregate Principal Balance of the related Device Payment Plan Agreements in the origination year as of the origination date.
(4)	Excludes Consumer Device Payment Plan Agreements that have Consumer Obligors who did not have FICO® Scores because they are individuals with minimal or no recent credit history.
(5)
This FICO® Score reflects the FICO® Score 8 of the related Consumer Obligor. The FICO® Score is calculated, with respect to each Consumer Device Payment Plan Agreement for which the Consumer Obligor (i) had an account with Verizon Wireless on or prior to March 30, 2016, and with respect to Consumer Device Payment Plan Agreements originated prior to June 1, 2016, as of April 3, 2016; (ii) had an account with Verizon Wireless on or prior to March 30, 2016, and with respect to Consumer Device Payment Plan Agreements originated on or after June 1, 2016, on or about the date on which such Consumer Device Payment Plan Agreement was originated; and (iii) first obtained an account with Verizon Wireless after March 30, 2016, on or about the date on which such Consumer Device Payment Plan Agreement was originated.

(6)	Comprised of Obligors whose wireless devices were subject to an upgrade as of the applicable date.
(7)	Based on the billing addresses of the Obligors.
(8)
Customer Tenure reflects the number of months the Obligor has had a Verizon Wireless account based on the oldest active account establishment date for such Obligor, which may include periods of up to fifty (50) days of disconnected service, up to ninety (90) days of suspended service or longer service suspensions in connection with the Servicemembers Civil Relief Act.

(9)	Includes Device Payment Plan Agreements that are secured by the related wireless device and have a perfected security interest in such wireless device.
(10)
Device Payment Plan Agreement static pool cumulative loss history by percentage of dollar amount equals the aggregate Principal Balance of Device Payment Plan Agreements that have been written-off through the applicable period as a percentage of the aggregate Principal Balance of Device Payment Plan Agreements originated in the vintage with the applicable number of months since origination.

(11)
Includes only Device Payment Plan Agreements where either (i) at least one payment by the Obligor under the related Device Payment Plan Agreement has been received with respect to such Device Payment Plan Agreement, or (ii) the related Obligor has at least one (1) year of Customer Tenure with Verizon Wireless.  See footnote (8) for a description of Customer Tenure.

(12)	Excludes cancelled Device Payment Plan Agreements.
(13)
Device Payment Plan Agreement static pool cumulative prepayment history by percentage of dollar amount equals the aggregate Principal Balance of Device Payment Plan Agreements that were prepaid by the Obligor or that had an Upgrade Offer exercised through the applicable period as a percentage of the aggregate Principal Balance of Device Payment Plan Agreements originated in the vintage with the applicable number of months since origination.

(14)
Device Payment Plan Agreement static pool cumulative upgrade prepayment history by percentage of dollar amount equals the aggregate Principal Balance of Device Payment Plan Agreements that had an Upgrade Offer exercised through the applicable period as a percentage of the aggregate Principal Balance of Device Payment Plan Agreements originated in the vintage with the applicable number of months since origination.

(15)	Pool balances for each month of origination in the yearly origination pools are aggregated. Months since origination is a relative time period from each month’s originations.
(16)
A Device Payment Plan Agreement is shown as delinquent if any amount owed under the Obligor account is past due, regardless of whether the amount due on the Device Payment Plan Agreement has been paid in full pursuant to the Servicer’s internal payment waterfall.

(17)
Aggregate Principal Balance shown is the outstanding balance of Device Payment Plan Agreements at the end of each relative period, excluding Device Payment Plan Agreements written-off during the period.

(18)
The period of delinquency is the number of days with unpaid due charges on an account excluding accounts that have been written-off.  Delinquency as shown in the table begins thirty (30) days after billing.  As of the most recent bill for the related account at period end.

(19)
The percentage of >60 day delinquent Device Payment Plan Agreements is calculated as the dollar amount of Device Payment Plan Agreements greater than sixty (60) days delinquent as a percentage of the aggregate Principal Balance.]

Vintage Pool Origination Characteristics(1)

	20[_]	20[_]	20[_]	20[_]	20[_]	20[_](2)
Number of Device Payment Plan Agreements
Number of accounts
Aggregate original Principal Balance
Minimum
Maximum
Average
Average monthly payment
Weighted average remaining installments (in months)(3)
Weighted average FICO® Score of Consumer Obligors under Consumer Device Payment Plan Agreements(3)(4)(5)
Percentage of Consumer Device Payment Plan Agreements with Consumer Obligors without a FICO® Score(5)
Percentage of Device Payment Plan Agreements with customers with smart phones
Percentage of Device Payment Plan Agreements with customers with other wireless devices
Percentage of Device Payment Plan Agreements with customers with upgrade eligibility(6)
Percentage of Device Payment Plan Agreements with device insurance
Geographic concentration
First highest geographic concentration (state and %)(7)
Second highest geographic concentration (state and %)(7)
Third highest geographic concentration (state and %)(7)
Weighted average Customer Tenure (in months)(2)(8)
Percentage of Device Payment Plan Agreements with monthly payments
Percentage of Device Payment Plan Agreements with [0.00]% APR
Percentage of Receivables with [_] month original term
Percentage of Receivables with [_] month original term
Percentage of Receivables with [_] month original term
Financing for wireless devices
Unsecured Device Payment Plan Agreements
Secured Device Payment Plan Agreements(9)
Percentage of Device Payment Plan Agreements that are Business Device Payment Plan Agreements
___________________
See page A-1 for footnotes.

Device Payment Plan Agreement Static Pool Cumulative Loss History After Application of First Payment Filter By Percentage of Dollar Amount(10)(11)
Origination Vintage
		20[_]	20[_]	20[_]	20[_]	20[_]	20[_](2)	Portfolio Average Without First Payment Filter
Months Since Origination	Aggregate Principal Balance of Device Payment Plan Agreements originated ($)(12)	$	$	$	$	$	$
	0%		%	%	%	%	%
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24

___________________
See page A-1 for footnotes.

[Insert graphical illustration of cumulative loss history for the vintage pools.]

Device Payment Plan Agreement Static Pool Cumulative Prepayment History By Percentage of Dollar Amount(13)
Origination Vintage
		20[_]	20[_]	20[_]	20[_]	20[_]	20[_](2)
Months Since Origination	Aggregate Principal Balance of Device Payment Plan Agreements originated ($)(12)	$	$	$	$	$	$
	0%		%	%	%	%	%
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
___________________
See page A-1 for footnotes.

[Insert graphical illustration of cumulative prepayment history for the vintage pools.]

Device Payment Plan Agreement Static Pool Cumulative Upgrade Prepayment History By Percentage of Dollar Amount(14)
Origination Vintage
		20[_]	20[_]	20[_]	20[_]	20[_]	20[_](2)
Months Since Origination	Aggregate Principal Balance of Device Payment Plan Agreements originated ($)(12)	$	$	$	$	$	$
	0%		%	%	%	%	%
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
___________________
See page A-1 for footnotes.

[Insert graphical illustration of cumulative upgrade prepayment history for the vintage pools.]

Device Payment Plan Agreement Static Pool Delinquency Categorization By Dollar Amount for Yearly Origination Pools(15)(16) 20[_]
		End of Month Aggregate Principal Balance(17)	Delinquencies
			31-60 days(18)	61-90 days(18)	91-120 days(18)	121+ days(18)	>60 days Delinquent %(19)
Months Since Origination
	0		$	$	$	$	%
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24

___________________
See page A-1 for footnotes.

[Insert graphical illustration of delinquency history for the vintage pools.]

Annex B
Static Pool Data – Receivables
[[THIS ANNEX, TOGETHER WITH ANNEX A AND ANNEX C, TO SHOW STATIC POOL DATA FROM 5 YEARS TO 135 DAYS PRIOR TO THE DATE OF THIS PROSPECTUS.  IF 5 FULL YEARS OF DATA IS NOT AVAILABLE, THIS ANNEX, TOGETHER WITH ANNEX A AND ANNEX C, TO SHOW STATIC POOL DATA FOR SO LONG AS THE SPONSOR HAS BEEN SECURITIZING ASSETS OF THE SAME ASSET TYPE.]]
This Annex B contains static pool information of Receivables organized by vintage year.  The information in this Annex B consists of summary information about the characteristics of the Receivables originated in each vintage year set forth in the tables and about cumulative losses, prepayments, Upgrade Prepayments and delinquencies with respect to vintage pools of the Receivables as well as graphical presentation of certain cumulative loss, prepayment, Upgrade Prepayment and delinquency data.  The Receivables described in this prospectus may not perform in a similar manner to the Receivables in any vintage origination year.
The definitions of certain terms used in this Annex B have the definitions ascribed to them in the prospectus.
The following footnotes apply to the charts included in this Annex B:
[(1)	Receivables reflect their initial Principal Balance. Excludes cancelled Receivables. Excludes Receivables with balances less than $50.
(2)	Period from [___], 20[_] through [___], 20[_].
(3)	Weighted averages are weighted by the aggregate Principal Balance of the related Receivables in the origination year as of the origination date.
(4)	Excludes Receivables that have Consumer Obligors who did not have FICO® Scores because they are individuals with minimal or no recent credit history.
(5)
This FICO® Score reflects the FICO® Score 8 of the related Consumer Obligor. The FICO® Score is calculated, with respect to each Consumer Receivable on or about the date on which such Receivable was originated.

(6)	Comprised of Obligors whose wireless devices were subject to an upgrade as of the applicable date.
(7)	Based on the billing addresses of the Obligors.
(8)
Customer Tenure reflects the number of months the Obligor has had a Verizon Wireless account based on the oldest active account establishment date for such Obligor, which may include periods of up to fifty (50) days of disconnected service, up to ninety (90) days of suspended service or longer service suspensions in connection with the Servicemembers Civil Relief Act.

(9)	Includes Receivables that are secured by the related wireless device and have a perfected security interest in such wireless device.
(10)
Receivable cumulative loss history by percentage of dollar amount equals the aggregate Principal Balance of Receivables that have been written-off through the applicable period as a percentage of the aggregate Principal Balance of Receivables originated in the vintage with the applicable number of months since origination.

(11)
Includes only Receivables where either (i) at least one payment by the Obligor under the related Receivable has been received with respect to such Receivable, or (ii) the related Obligor has at least one (1) year of Customer Tenure with Verizon Wireless.  See footnote (8) for a description of Customer Tenure.

(12)	Excludes cancelled Receivables.
(13)
Receivable cumulative prepayment history by percentage of dollar amount equals the aggregate Principal Balance of Receivables that were prepaid by the Obligor or that had an Upgrade Offer exercised through the applicable period as a percentage of the aggregate Principal Balance of Receivables originated in the vintage with the applicable number of months since origination.

(14)
Receivable cumulative Upgrade Prepayment history by percentage of dollar amount equals the aggregate Principal Balance of Receivables that had an Upgrade Offer exercised through the applicable period as a percentage of the aggregate Principal Balance of Receivables originated in the vintage with the applicable number of months since origination.

(15)	Pool balances for each month of origination in the yearly origination pools are aggregated. Months since origination is a relative time period from each month’s originations.
(16)
A Receivable is shown as delinquent if any amount owed under the Obligor account is past due, regardless of whether the amount due on the Receivable has been paid in full pursuant to the Servicer’s internal payment waterfall.

(17)	Aggregate Principal Balance shown is the outstanding balance of Receivables at the end of each relative period, excluding Receivables written-off during the period.
(18)
The period of delinquency is the number of days with unpaid due charges on an account excluding accounts that have been written-off.  Delinquency as shown in the table begins thirty (30) days after billing.  As of the most recent bill for the related account at period end.

(19)	The percentage of >60 day delinquent Receivables is calculated as the dollar amount of Receivables greater than sixty (60) days delinquent as a percentage of the aggregate Principal Balance.]

Vintage Pool Origination Characteristics(1)

	20[_]	20[_]	20[_]	20[_]	20[_]	20[_](2)
Number of Receivables
Number of accounts
Aggregate original Principal Balance
Minimum
Maximum
Average
Average monthly payment
Weighted average remaining installments (in months)(3)
Weighted average FICO® Score of Consumer Obligors under Consumer Receivables (3)(4)(5)
Percentage of Consumer Receivables with Consumer Obligors without a FICO® Score(5)
Percentage of Receivables with customers with smart phones
Percentage of Receivables with customers with other wireless devices
Percentage of Receivables with customers with upgrade eligibility(6)
Percentage of Receivables with device insurance
Geographic concentration
First highest geographic concentration (state and %)(7)
Second highest geographic concentration (state and %)(7)
Third highest geographic concentration (state and %)(7)
Weighted average Customer Tenure (in months)(2)(8)
Percentage of Receivables with monthly payments
Percentage of Receivables with [0.00]% APR
Percentage of Receivables with [_] month original term
Percentage of Receivables with [_] month original term
Percentage of Receivables with [_] month original term
Financing for wireless devices
Unsecured Receivables
Secured Receivables(9)
Percentage of Receivables that are Business Receivables
___________________
See page B-1 for footnotes.

Receivable Static Pool Cumulative Loss History After Application of First Payment Filter By Percentage of Dollar Amount(10)(11)
Origination Vintage
		20[_]	20[_]	20[_]	20[_]	20[_]	20[_](2)	Portfolio Average Without First Payment Filter
Months Since Origination	Aggregate Principal Balance of Receivables originated ($)(12)	$	$	$	$	$	$
	0%		%	%	%	%	%
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24

___________________
See page B-1 for footnotes.

[Insert graphical illustration of cumulative loss history for the vintage pools.]

Receivable Static Pool Cumulative Prepayment History By Percentage of Dollar Amount(13)
Origination Vintage
		20[_]	20[_]	20[_]	20[_]	20[_]	20[_](2)
Months Since Origination	Aggregate Principal Balance of Receivables originated ($)(12)	$	$	$	$	$	$
	0%		%	%	%	%	%
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
___________________
See page B-1 for footnotes.

[Insert graphical illustration of cumulative prepayment history for the vintage pools.]

Receivable Static Pool Cumulative Upgrade Prepayment History By Percentage of Dollar Amount(14)
Origination Vintage
		20[_]	20[_]	20[_]	20[_]	20[_]	20[_](2)
Months Since Origination	Aggregate Principal Balance of Receivables originated ($)(12)	$	$	$	$	$	$
	0%		%	%	%	%	%
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
___________________
See page B-1 for footnotes.

[Insert graphical illustration of cumulative Upgrade Prepayment history for the vintage pools.]

Receivable Static Pool Delinquency Categorization By Dollar Amount for Yearly Origination Pools(15)(16) 20[_]
		End of Month Aggregate Principal Balance(17)	Delinquencies
			31-60 days(18)	61-90 days(18)	91-120 days(18)	121+ days(18)	>60 days Delinquent %(19)
Months Since Origination
	0		$	$	$	$	%
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24

___________________
See page B-1 for footnotes.

[Insert graphical illustration of delinquency history for the vintage pools.]

Annex C
Static Pool Data – Prior Securitized Pools

[[THIS ANNEX, TOGETHER WITH ANNEX A AND ANNEX B, TO SHOW STATIC POOL DATA FROM 5 YEARS TO 135 DAYS PRIOR TO THE DATE OF THIS PROSPECTUS.  IF 5 FULL YEARS OF DATA IS NOT AVAILABLE, THIS ANNEX, TOGETHER WITH ANNEX A AND ANNEX B, TO SHOW STATIC POOL DATA FOR SO LONG AS THE SPONSOR HAS BEEN SECURITIZING ASSETS OF THE SAME ASSET TYPE.]]
This Annex C contains static pool information of Device Payment Plan Agreements included in prior securitized pools of the Sponsor.  The information in this Annex C consists of summary information about the Cumulative Losses, Prepayments, Upgrade Prepayments and delinquencies with respect to each prior securitized pool as well as graphical presentation of certain Cumulative Loss, Prepayment, Upgrade Prepayment and delinquency data.  The Receivables described in this prospectus may not perform in a similar manner to the Device Payment Plan Agreements included in any previously securitized pool.
Terms used in this Annex C have the definitions ascribed to them in the prospectus except that [(i)] “Receivables” will mean any [Consumer] Device Payment Plan Agreement transferred to the applicable securitized pool described in this Annex C [and (ii) “Obligor” will mean any Consumer Obligor under the Receivables, as defined in clause (i)].  Cumulative Losses for purposes of these tables are reported as gross and do not give effect to any recoveries.
The following footnotes apply to the charts included in this Annex C:
[(1)
“Cumulative Losses” equals the aggregate Principal Balance of Receivables that have been written-off through the applicable period as a percentage of the sum of the original aggregate Principal Balance of the Receivables as of the closing date for the related securitized pool, and the sum of all additional Receivables sold into the trust for the related securitized pool through the applicable period.

(2)
“Prepayments” equals the aggregate Principal Balance of Receivables that were prepaid by the Obligor or that had an Upgrade Offer exercised through the applicable period as a percentage of the sum of the original aggregate Principal Balance of the Receivables as of the closing date for the related securitized pool, and the sum of all additional Receivables sold into the trust for the related securitized pool through the applicable period.

(3)
“Upgrade Prepayments” equals the aggregate Principal Balance of Receivables that had an Upgrade Offer exercised through the applicable period as a percentage of the sum of the original aggregate Principal Balance of the Receivables as of the closing date for the related securitized pool, and the sum of all additional Receivables sold into the trust for the related securitized pool through the applicable period.

(4)
As of the end of each month, the period of delinquency is calculated as the number of days after a bill’s due date with unpaid due charges on an account, excluding accounts that have been written-off.  Prior to August 2017, the due date associated with a bill was considered to be twenty-five (25) days after the date of the bill, and would mark the point at which delinquency begins. Starting in August 2017, the due date associated with a bill was considered to be twenty-five (25) days after the date of the bill.

(5)
The percentage of >60 day delinquent Receivables is calculated as the dollar amount of Receivables greater than sixty (60) days delinquent as a percentage of the aggregate Principal Balance as of the end of the applicable month.]

VZOT Cumulative Losses(1)
(Through [____], 20[_])

Period	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]

_______________
See page C-1 for footnotes.

[Insert graphical illustration]

VZOT Prepayments(2)
(Through [____], 20[_])

Period	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]

_______________
See page C-1 for footnotes.

[Insert graphical illustration]

VZOT Upgrade Prepayments(3)
(Through [____], 20[_])

Period	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]

_______________
See page C-1 for footnotes.

[Insert graphical illustration]

VZOT >60 Days Delinquency Rates(4)(5)
(Through [____], 20[_])

Period	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]	VZOT 20[_]-[_]

_______________
See page C-1 for footnotes.

[Insert graphical illustration]

Annex D
Other Group [_] Series Outstanding

D-1

You should rely only on the information contained in or incorporated by reference into this prospectus.  Cellco has not authorized anyone to give you different information.  You should not rely on the accuracy of the information in this prospectus for any date other than as of the date stated on the front cover of this prospectus.  Cellco is not offering the Notes in any jurisdiction where their offer is not permitted.
Dealer prospectus delivery obligation.  Until ninety (90) days following the date of this prospectus, all dealers that effect transactions in these Notes, whether or not participating in the offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
________________
Verizon ABS II LLC
Depositor

Cellco Partnership d/b/a
Verizon Wireless
Sponsor and Servicer

PROSPECTUS
________________
JOINT BOOKRUNNERS
[___]
[___]
[___]

Co-Managers
[___]
[___]
[___]

Verizon Master Trust
Series 20[_]-[_] Asset-Backed Notes
$[_]
Class A-1[a] [_]%
Asset Backed Notes
[$[_]
Class A-1b [One-Month
LIBOR] [+][-] [_]%
Asset Backed Notes]
$[_]
Class A-2 [_]%
Asset Backed Notes
$[_]
Class A-3 [_]%
Asset Backed Notes
$[_]
Class B [_]%
Asset Backed Notes
$[_]
Class C [_]%
Asset Backed Notes
$[_]
Class D [_]%
Asset Backed Notes
$[_]
Class E [_]%
Asset Backed Notes

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. Other Expenses of Issuance and Distribution.

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions:

Registration Fee	$ *
Master Collateral Agent Fees and Expenses	**
Trustee Fees and Expenses	**
Asset Representations Reviewer Fees and Expenses	**
Letter of Credit Provider Fees and Expenses	**
Legal Fees and Expenses	**
Accounting Fees and Expenses	**
Rating Agencies’ Fees	**
Miscellaneous	**
Total	$**

*	Excluded because payment of the registration fee is being deferred pursuant to Rule 456(c) and Rule 457(s).
**	The applicable prospectus will set forth the estimated aggregate amount of expenses payable with respect to any offering of securities.

Item 13. Indemnification of Directors and Officers.

Verizon ABS II LLC (“ABS II LLC”) was organized as a Delaware limited liability company.  Section 18-108 of the Delaware Limited Liability Company Act authorizes a limited liability company to indemnify and hold harmless any member, director, officer or other person from and against any and all claims and demands whatsoever.

ABS II LLC’s limited liability company agreement authorizes ABS II LLC to indemnify its members, officers, directors, employees and agents and any employee, representative, agent or affiliate of its members or independent directors to the fullest extent permitted by applicable law.  ABS II LLC has agreed to indemnify its members, officers, directors, employees and agents and any employee, representative, agent or affiliate of its members or independent directors for any loss, damage or claim incurred by such person by reason of any act or omission performed or omitted by such person in good faith on behalf of ABS II LLC and in a manner reasonably believed to be within the scope of the authority conferred on such person by ABS II LLC’s limited liability company agreement, except that no person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such person by reason of such person’ s gross negligence or willful misconduct with respect to such acts or omissions.  However, if Verizon Master Trust has outstanding any credit extensions rated by a rating agency, ABS II LLC’s obligation to pay any amount as indemnification shall be fully subordinated to payment of amounts then due on the rated credit extensions and, in any case, (x) nonrecourse to any of ABS II LLC’s assets pledged to secure the rated credit extensions, and (y) not constitute a claim against ABS II LLC to the extent that funds are insufficient to pay such amounts.

The directors and officers of Verizon Communications Inc. and its subsidiaries, including ABS II LLC, are insured against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they cannot be indemnified by Verizon Communications Inc. or its subsidiaries.

Item 14. Exhibits.

1.1*	Form of Underwriting Agreement among ABS II LLC, Cellco Partnership d/b/a Verizon Wireless (“Cellco”), and the representatives of the underwriters
3.1**	Certificate of Formation of ABS II LLC
3.2**	Limited Liability Company Agreement of ABS II LLC
4.1*
Form of Master Collateral Agency and Intercreditor Agreement, among Verizon Master Trust (the “Issuing Entity”), the master collateral agent, Cellco, as servicer, and the creditor representatives from time to time party thereto

4.2*	Form of Indenture between the Issuing Entity and the indenture trustee

5.1*	Opinion of Morgan, Lewis & Bockius LLP with respect to legality
5.2*	Opinion of Morris James LLP with respect to Delaware law
8.1*	Opinion of Morgan, Lewis & Bockius LLP with respect to tax matters
10.1*	Form of Amended and Restated Trust Agreement, between ABS II LLC and the owner trustee
10.2*	Form of Originator Receivables Transfer Agreement, between the originators party thereto from time to time and ABS II LLC
10.3*	Form of Additional Transferor Receivables Transfer Agreement among an additional transferor, Cellco, as servicer, and ABS II LLC
10.4*	Form of Transfer and Servicing Agreement, among ABS II LLC, as depositor, Cellco, as servicer, marketing agent and custodian, and the Issuing Entity
10.5*	Form of Administration Agreement, between Cellco, as administrator, and the Issuing Entity
10.6*	Form of Account Control Agreement, between the Issuing Entity, as grantor, and the master collateral agent, as secured party and financial institution
10.7*	Form of Series Account Control Agreement between the Issuing Entity, as grantor, and the indenture trustee, as secured party and financial institution
10.8*	Form of Parent Support Agreement, by Verizon Communications Inc.
10.9*	Form of Asset Representations Review Agreement, among the Issuing Entity, Cellco, as servicer, and the asset representations reviewer
10.10*
Amended and Restated Marketing Agent Agency Agreement, dated as of September 27, 2016, between Cellco, as marketing agent and servicer, and various subsidiaries and affiliates of Cellco, as originators

10.11*	Form of ISDA Master Agreement and related forms of Schedule and Confirmation, each between a hedge counterparty and the Issuing Entity
23.1*	Consent of Morgan, Lewis & Bockius LLP (included as part of Exhibits 5.1 and 8.1)
23.2*	Consent of Morris James LLP (included as part of Exhibit 5.2)
24.1**	Powers of Attorney (included as part of the signature page to this Form SF-3)
25.1***	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1 as Indenture Trustee under the Indenture
36.1*	Form of Depositor Certification

*	To be filed by pre-effective amendment to this Form SF-3
**	Filed with this Form SF-3
***	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939

Item 15. Undertakings.

(a) As to Rule 415 (17 CFR 230.415): The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (17 CFR 230.424(b)) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the Registration Statement is on Form SF-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (17 CFR 230.424(b)) that is part of the Registration Statement;

Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is for an offering of asset-backed securities on Form SF-3 and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (17 CFR 229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) [Not applicable].

(5) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)      [Not applicable];

(ii)      [Not applicable];

(iii)  If the registrant is relying on Rule 430D (17 CFR 230.430D):

(A)  Each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) (17 CFR 230.424(b)(3) and (h)) shall be deemed to be part of the Registration Statement as of the date the filed prospectus was deemed part of and included in the Registration Statement; and

(B)  Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (17 CFR 230.424(b)(2), (5) or (7)) as part of a registration statement in reliance on Rule 430D (17 CFR 230.430D) relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) (17 CFR 230.415(a)(1)(vii) or (a)(1)(xii)) for the purpose of providing the information required by section 10(a) of the Securities Act (15 U.S.C. 77j(a)) shall be deemed to be part of and included in the Registration Statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D (17 CFR 230.430D), for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the Registration Statement relating to the securities in the Registration Statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such effective date.

(6)  That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (17 CFR 230.424);

(ii)      Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)        The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)     Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)    If the registrant is relying on Rule 430D (17 CFR 230.430D)with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rules 424(h) and 430D (17 CFR 230.424(h) and 17 CFR 230.430D).

(b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   [Reserved].

(d)   [Reserved].

(e)   [Reserved].

(f)   [Reserved].

(g)   [Not applicable].

(h)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(i)   [Not applicable].

(j)   The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act of 1939 in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Trust Indenture Act of 1939.

(k)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the Registration Statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Basking Ridge, State of New Jersey, on February 12, 2021.

VERIZON ABS II LLC
(registrant)

By: /s/ Scott Krohn
Name:	Scott Krohn
Title:	President

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott Krohn, Kee Chan Sin and Anthony T. Skiadas, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his own name, place and stead, in any and all capacities, acting alone, to sign this registration statement, any and all amendments (including post-effective amendments) to this registration statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorney-in-fact and agent or any of them or any substitute or substitute for any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott Krohn	Director and President	February 12, 2021
Name: Scott Krohn	(principal executive officer)

/s/ Kee Chan Sin	Director and Chief Financial Officer	February 12, 2021
Name: Kee Chan Sin	(principal financial officer)

/s/ Anthony T. Skiadas	Controller	February 12, 2021
Name: Anthony T. Skiadas	(principal accounting officer)